Form 20-F
period 2002-12-31
ARGOSY MINERALS INC
filed 2003-05-29
CIK 1047363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to __________________

Commission file number  0-29500

ARGOSY MINERALS INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

20607 Logan Avenue
Langley, BC
Canada V3A 7R3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

95,969,105 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [X]     Item 18

i

Table of Contents

Part I	6

Item 1 - Identity of Directors, Senior Management and Advisors	6

Item 2 - Offer Statistics and Expected Timetable	6

Item 3 - Key Information	6
A. Selected Financial Data	6
B. Capitalization and Indebtedness	7
C. Reasons for the Offer and Use of Proceeds	8
D. Risk Factors	8

Item 4 - Information on the Company	14
A. History and Development of the Company	14
B. Business Overview	15

Item 5 - Operating and Financial Review and Prospects	23
A. Operating Results	23
B. Liquidity and Capital Resources	30
C. Research and Development, Patents and Licences, etc	30
D. Trend information	31

Item 6 - Directors, Senior Management and Employees	31
A. Directors and Senior Management	31
B. Compensation	32
C. Board Practices	34
D. Employees	35
E. Share Ownership	35

Item 7 - Major Shareholders and Related Party Transactions	37
A. Major shareholders	37
B. Related Party Transactions	37
C. Interests of Experts and Counsel	37

Item 8 - Financial Information	37

Item 9 - The Offer and Listing	38
A. Offer and Listing Details	38
B. Plan of Distribution	38
C. Markets	38
D. Selling shareholders	39
E. Dilution	39
F. Expenses of the Issue	39

Item 10 - Additional Information	39
A. Share Capital	39
B. Memorandum and Articles of Association	39
C. Material Contracts	42
D. Exchange Controls	43
E. Taxation	44
F. Dividends and Paying Agents	54
G. Statement by Experts	54
H. Documents on display	54
I. Subsidiary Information	54

Item 11 - Quantitative and Qualitative Disclosures about Market Risk	54

Item 12 - Description of Securities other than Equity Securities	55

Part II	55

Item 13 - Defaults, Dividend Arrearages and Delinquencies	55

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	55

Item 15 - Controls and Procedures	55
A. Evaluation of disclosure controls and procedures	55
B. Changes in internal controls	55

Item 16 - Reserved	55

Part III	55

Item 17 - Financial Statements	55

Item 18 - Financial Statements	69

Item 19 - Exhibits	70

SIGNATURES	00

CERTIFICATION	00

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with the Tripartite Agreement arbitration, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and adverse tax consequences to U.S. Shareholders resulting from the Registrant’s PFIC status. Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under “Item 3 – Risk Factors”.

ii

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471

metres	feet	3.281

kilometres	miles	0.621

tonnes	tons (2000 pounds)	1.102

Part I

Item 1 – Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

A.  Selected Financial Data

The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading Item 5 – Operating and Financial Review and Prospects. Reference is made to Note 10 of the December 31, 2002 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on the Registrant’s financial statements.

To date, the Registrant has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments. The Registrant has financed its operations principally through the sale of its equity securities, and reimbursement of prior expenditures. The Registrant currently has sufficient funds to maintain operations at its current level of activity; in the event that activities increase or new projects are acquired the Registrant’s ability to continue operations will be dependent on its ability to obtain additional financing. For particulars, see Item 4 – Business Overview and Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.

	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	Year Ended Dec. 31, 1998

Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	$11,079,339	$ 9,188,012	$ 1,055,049	$ 1,295,988	$ 1,539,196
U.S. GAAP	$10,486,769	$ 664,697	$ 2,417,915	$ 2,703,493	$ 7,975,222
Basic & Diluted Loss per Common Share
Canadian GAAP	$ 0.12	$ 0.10	$ 0.01	$ 0.02	$ 0.03
U.S. GAAP	$ 0.11	$ 0.01	$ 0.03	$ 0.03	$ 0.14
Dividends Declared	n/a	n/a	n/a	n/a	n/a

Balance Sheet
Total Assets
Canadian GAAP	$10,628,717	$21,901,677	$30,609,994	$31,688,779	$14,122,214
U.S. GAAP	$10,538,205	$21,218,595	$21,403,597	$23,845,248	$ 7,686,188

Shareholders' Equity
Canadian GAAP	$10,303,311	$21,382,650	$30,524,151	$31,539,824	$13,982,476
U.S. GAAP	$10,212,799	$20,699,568	$21,317,754	$23,696,293	$ 7,546,450
Weighted Average Number of Shares
Outstanding	95,969,105	95,894,105	95,781,605	82,278,383	57,183,960

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rate for the conversion of Canadian dollars (CDN$) into United States dollars (US$) in effect for each of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month) and the high and low exchange rates for each of the previous six months:

Year Ended December 31

	2002	2001	2000	1999	1998

Average for Period	0.6369	0.6446	0.6726	0.6745	0.6715

Month Ended

	April 30, 2003	March 31, 2003	February 28, 2003	January 31, 2003	December 31, 2002	November 30, 2002

High for Period	0.6975	0.6821	0.6720	0.6570	0.6452	0.6452
Low for Period	0.6737	0.6709	0.6529	0.6349	0.6329	0.6289

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on April 30, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.6993 (US$1.00 = CDN$1.4300).

Certain figures in this Annual Report are provided in Australian dollars (A$). The exchange rate between the Canadian dollar and the Australian dollar is not fixed. The following table sets out the average exchange rates for the conversion of Australian dollars into US$ in effect for each of the five most recent fiscal years, based on the average of the exchange rates on the last day of each month during the period and the high and low exchange rates for each of the previous six months:

Year Ended December 31

	2002	2001	2000	1999	1998

Average for Period	0.5448	0.5124	0.5740	0.6441	0.6287

Month Ended

	April 30, 2003	March 31, 2003	February 28, 2003	January 31, 2003	December 31, 2002	November 30, 2002

High for Period	0.6318	0.6161	0.6075	0.5922	0.5660	0.5660
Low for Period	0.5970	0.5905	0.5843	0.5629	0.5589	0.5583

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on April 30, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Australian dollars into United States dollars was 0.6262(US$1.00 = A$1.5970).

The information set forth in this Form 20-F is as at April 30, 2003 unless an earlier or later date is indicated.

B.  Capitalization and Indebtedness

Not applicable

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

An investment in the Common Shares of the Registrant should be considered to be highly speculative due to the nature of the Registrant’s business, the present stage of its projects and the risks inherent in the development, construction, commissioning of metal mines and the processing and the sale of nickel, cobalt, gold and silver products.

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.	Tripartite Agreement Arbitration

On August 5, 2002 NN Investment Holdings SA (“NNIH”) issued a request for arbitration through the International Court of Arbitration of the International Chamber of Commerce (“ICC”) for the return of US$7,166,000 paid to the Registrant pursuant to the terms of the Tripartite Agreement for the development of the New Caledonia Nickel Project. In addition, NNIH is claiming US$1,368,222 spent on the project plus costs. If the Registrant is unsuccessful in defending the claim against it, the loss will have a material adverse effect on the capital resources available to the Registrant and the financial performance of the Registrant.

ii.	Development Risks

The Registrant has no operating history in the business of nickel/cobalt mining and processing or gold mining or diamond mining and has no current production facilities. The Registrant has not previously financed, constructed and managed an integrated mine/refinery facility. As such the Registrant’s ability to meet and maintain production, timing and cost estimates for any of its projects cannot be assured. The Registrant must complete feasibility studies for each project before it can determine whether it should proceed with each project and accordingly, there can be no assurance that the Registrant will operate profitably, or at all, in the future. There can be no assurance that the results of such feasibility studies will indicate that the Registrant should continue development of any of the projects. In the event that the results of such feasibility studies are positive, there can be no assurance that the Registrant will be able to successfully finance any of the projects. Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing the projects. Such delays could materially adversely affect the financial performance of the Registrant.

Continuous operations tests will be required on the nickel project before the full engineering parameters of the technology are established for the application of Pressure Acid Leach (“PAL”) technology. If these tests demonstrate lower levels of extraction than expected, this could materially adversely affect the Burundi Nickel Project and the financial performance of the Registrant. There can be no assurance that the Registrant’s testwork will successfully identify all potential problems with the process technology, and if it does not the Registrant’s financial performance could be materially adversely affected. While the process technology that is likely to be employed at the Kremnica Gold Project is well established, there can be no assurance that the Registrant’s implementation of that process technology will be completely successful (or that the process will prove appropriate for the geology of the project site), which could materially adversely affect the Registrant.

iii.	Additional Financing Requirements

The Registrant’s operations currently do not provide any cash flow. In the past the Registrant has relied on sales of equity securities to meet its cash requirements. There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments, or that additional equity financing will be available on terms acceptable to the Registrant, or at all.

The Registrant presently has sufficient financial resources to maintain its current level of programs for at least the remainder of its fiscal year. Property acquisitions or changes in the scope of the Registrant’s operations may require additional funding. The Registrant’s operational budget is based in part on estimates provided by independent contractors. In the past these estimates have proven to be less than amounts ultimately paid by the Registrant, largely resulting from changes in the project. Failure of the Registrant to obtain additional financing, if and as required, on a timely basis could delay some or all of the Registrant’s projects. The Registrant is subject to a timetable in the development of the Burundi Nickel Project, which if breached could result in a termination of the Mining Convention which would materially adversely affect the Registrant’s ability to complete the Burundi Nickel Project as defined below (see Item 4 – Business Overview – Burundi Nickel Project).

Construction of any of the projects will require that the Registrant raise substantial project financing. The Registrant has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Registrant’s control, including the state of financial and equity markets, interest rates, currency exchange rates between Australia, the U.S., the Slovak Republic and Burundi, commodity prices for nickel, cobalt, sulphur, gold and silver, energy prices and other factors. Failure by the Registrant to finance any of the projects could materially adversely affect the Registrant’s future financial performance.

iv.	Operational Risks

The business of mining and processing is generally subject to certain types of risks and hazards, including fires, power outages, labour disruptions, the inability to obtain suitable or adequate land, machinery, equipment, or labour, environmental hazards, industrial accidents, unusual or unexpected rock formations, cave-ins, flooding, finished product losses, theft, periodic interruptions due to inclement or hazardous weather conditions and political risk. Such risks could result in damage to, destruction of or expropriation of mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Projects may also be affected by risks of fluctuations in exchange rates and inflation. No assurance can be given that insurance to cover these risks will be available at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Registrant or to other companies within the industry. To the extent that the Registrant is subject to environmental liabilities, the payment of such liabilities would reduce or exhaust the funds available to the Registrant. Should the Registrant be unable to fund fully the cost of remedying an environmental problem, the Registrant might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

v.	Fluctuations in Metals Prices

The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Registrant may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the Registrant’s properties can be mined at a profit.

The Registrant does not currently hedge any of its proposed future production, but may do so in the future.

vi.	Uncertainty of Title

Third parties may dispute the Registrant’s rights to its mining and other interests. While the Registrant has investigated title to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites in Burundi and Slovakia may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Registrant’s financial performance.

vii.	Foreign Countries and Regulatory Requirements

The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permitting for the commencement of mining operations on any of the properties in which the Registrant has an interest will require further processing by government agencies, however, the Registrant does not anticipate being in a position to apply for any of the required permits to commence operations on its properties until the third quarter of 2004 at the earliest. The Registrant’s management does not expect that any of its properties will have progressed to completion of a feasibility study prior to such time, and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

The Registrant believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Registrant may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Registrant might undertake.

viii.	Political Risk and Political Risk Insurance

The Registrant is exposed to political risk as it has projects in areas which may be subject to unstable political situations. The Registrant has not applied for political risk insurance through the Canadian Export Development Corporation.

The Canadian government, through the Export Development Corporation, may provide insurance to cover unforeseen political risk. In deciding whether to provide insurance coverage, the Canadian government considers the following factors: whether the Registrant’s activities involve economic advantages to Canada, such as the development and preservation of foreign markets or the securing of sources of raw materials not available in Canada; whether there are economic advantages to the host country, such as expansion of employment; whether there is host government approval of the proposed activity; and the size and nature of the activity; however, as a matter of policy, the Canadian government’s insurance program covers almost any right that a Canadian company may acquire in a foreign enterprise, including equity, loans, management contracts and royalty and licensing agreements.

Specifically, the Registrant’s Burundi Nickel Project is located at Musongati in Burundi in Central Africa where there has been a recent history of political conflict between the various tribal groups. These groups are seeking to share political and military power. Attempts have been made by the international community to broker an agreement which will allow for an end to the conflict and a peaceful transition of power. The instability within the country gave rise to a declaration of force majeure by the Registrant’s subsidiary in April 2000. Following the implementation of a transitional government in Burundi in November 2001 as a result of the peace accord signed by most of the parties and a subsequent improvement in general security, the declaration of force majeure was lifted on March 28, 2002. Force majeure was re-imposed in August 2002 following a significant deterioration in security in Burundi. In the event that the political and security situation does not improve the Registrant’s ability to proceed with the Burundi Nickel Project will be materially adversely affected.

ix.	Environmental Factors

While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary. The Burundi Nickel Project and the Kremnica Gold Project are at an earlier stage and hence require substantially more work. The Burundi Nickel Project and the Kremnica Gold Project will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent. Therefore, existing and possible future environmental legislation, regulations and actions in Burundi and/or the Slovak Republic could cause additional expense, capital expenditures, restrictions and delays in the Registrant’s activities undertaken in connection with the projects. The continued conduct of each of the Registrant’s projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested. Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant’s operations and financial performance.

x.	Infrastructure Issues

The Burundi Nickel Project will require significant infrastructure upgrades, particularly relating to transportation (rail, road and neighbouring country harbour) as well as the provision of additional electrical power. Delays in infrastructure upgrades or the requirement for the Registrant to finance such upgrades may materially adversely affect the Registrant’s financial performance.

xi.	Reliance on Key Personnel

The Registrant is heavily dependent upon the expertise of certain of its own and its subsidiaries’ key officers, such as Peter Lloyd and Cecil Bond. The loss of the services of one or more of these individuals could have a material adverse effect on the Registrant. The Registrant’s ability to recruit and retain highly qualified management personnel is critical to its success. There can be no assurance that the Registrant will be successful in attracting and retaining skilled and experienced management; if it is unable to do so this may materially adversely affect the Registrant’s financial performance.

xii.	Conflicts of Interest

Certain directors, officers or promoters of the Registrant are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Registrant. In the event that such a conflict of interest arises at a meeting of the directors of the Registrant, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Registrant will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Registrant has no other procedures or mechanisms to deal with conflicts of interest.

xiii.	Absence of Dividends

The Registrant has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Registrant’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Registrant’s Common Shares in the foreseeable future, if at all.

xiv.	Currency Fluctuation

The Registrant maintains its banking accounts mostly in Australian dollars. The Registrant’s office in Canada (using Canadian dollars) and proposed operations in Burundi (using Burundian francs) and in Slovakia (using Slovak korunas) and the proposed sale of metals which are priced in U.S. dollars make it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results from operations. The Registrant does not currently engage in hedging activities.

xv.	Competition

The Registrant competes with other development companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Registrant. Nevertheless, the market for the Registrant’s potential future production of nickel, cobalt, gold and silver tends to be commodity-oriented rather than company-oriented. If it successfully reaches commercial production, the Registrant will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Registrant’s financial performance.

xvi.	Dilution

The Registrant may in the future grant to some or all of its own and its subsidiaries’directors, officers, insiders and key employees options to purchase the Registrant’s Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Registrant will be subject to additional dilution.

The Registrant is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of the feasibility studies, may also issue substantial additional shares to finance the construction of any or all of its projects.

xvii.	Volatility of Common Share Price and Volume

The Registrant’s Common Shares are listed for trading on the Australian Stock Exchange (“ASX”). The Registrant’s listing on the CDNX was voluntarily terminated on October 4, 2001 due to lack of trading volume. Shareholders of the Registrant may still be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. Furthermore, there can be no assurance that the Registrant will continue to be able to meet the listing requirements of the ASX or achieve listing on any other public trading exchange. The market price of the Common Shares may be affected significantly by factors such as changes in the Registrant’s operating results, the completion or delay of a positive feasibility study, the availability of construction financing, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies such as the Registrant and general market conditions. In recent years the securities markets in Australia have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalisation exploration companies similar to the Registrant, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Registrant’s shares will not occur.

xviii.	Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant’s PFIC Status

The Registrant believes that it qualified as a passive foreign investment company (“PFIC”) for the fiscal year ended December 31, 2002 and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant’s Common Shares because the only source of income is interest, a passive source of income under the PFIC rules.

See Item 10 Additional Information – Taxation — United States Federal Income Tax Consequences for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

Item 4 – Information on the Company

A.  History and Development of the Company

Argosy Minerals Inc was incorporated in the Province of Alberta pursuant to the Business Corporations Act (Alberta) on December 17, 1985, was continued under the Canada Business Corporations Act on September 24, 1987 and was continued pursuant to the Business Corporations Act (Yukon) on June 17, 1997.

The head office and address for service of the Registrant is 20607 Logan Avenue, Langley, British Columbia, V3A 7R3, Canada – tel. (604) 530-8436 and its registered and records office in Canada is located at 3081 Third Avenue, The Drury Building, Whitehorse, Yukon, Y1A 4Z7, Canada – tel. (867) 668-4405. Its registered office in Australia is Suite 3, Parkview, 23 Richardson Street, South Perth, Western Australia, Australia 6151 – tel. (011) 618-9474-4178.

In May 1998, the Registrant revised the scope of its nickel project to improve the economics of the project by reducing the anticipated costs associated with transporting ore from New Caledonia to Australia. The revised scope included a joint venture equity participation in SMT’s Nakety concessions, whereby the Registrant would complete a feasibility study for the mining and processing of the ore in New Caledonia. A Heads of Agreement was signed, subject to further negotiation and finalisation, to form a joint venture company that would undertake the construction of a mine and processing facility to be located in the Nakety region of New Caledonia. This agreement was superseded by a Tripartite agreement between the Registrant, SMT and Norilsk, signed in October 2001, under which Norilsk would complete a Bankable Feasibility Study by December 2004. On August 5, 2002 the Registrant received a termination notice from Norilsk subsidiary NNIH, terminating its involvement in the New Caledonia Nickel Project. The termination by NNIH effectively terminated the Registrant’s interest in the New Caledonia Nickel Project. In addition NNIH, through the ICC, issued a request for arbitration for the return of US$7,166,000 paid to the Corporation as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration. The Corporation believes the claim is without merit and is vigorously defending the claim. In addition, the Corporation has filed a counterclaim against NNIH. See Item 4 B1 Information on Company – Business Overview – New Caledonia Nickel Project.

Effective May 7, 1999 the Registrant entered into a Plan of Arrangement (the “Plan”) whereby the Registrant acquired Argosy Mining Corp (“AMC”). Pursuant to the Plan, the shareholders of AMC exchanged their shares for shares of the Registrant on the basis of 5 AMC shares for 3 new shares of the Registrant, the Registrant changed its name from Calliope Metals Corporation to Argosy Minerals Inc and changed its year end to December 31 from April 30. As the shareholders of AMC as a group acquired control of the Registrant the transaction was accounted for as a reverse takeover.

AMC, a Yukon company, is involved in mineral exploration and has a gold project in the Slovak Republic and a nickel project in the Central African Republic of Burundi.

During 1998, AMC purchased an 18.35% interest in Andover Resources N.L. (“Andover”), an Australian company and owner of the Musongati Nickel Project. In March 1999, AMC acquired the 81.65% of Andover not already owned through the issue of 53,371,808 shares having a value of $6,938,336.

Principal Capital Expenditures and Divestitures

The Registrant has financed capital expenditures on its mineral resource projects from funds available after completion of the Plan and receipt of funds from Norilsk as follows:

Project	Location	2002	2001	2000

Burundi Nickel Project	Burundi, Central Africa	$50,662	$ 62,850	$ 113,415

Kremnica Gold Project	Slovak Republic, Central Europe	$99,036	$ 64,694	$ 227,091

New Caledonian Nickel Project	New Caledonia, South Pacific	$90,512	$957,142	$1,022,360

1.	The Registrant acquired the Kremnica Gold Project and the Burundi Nickel Project during the year ended December 31, 1999 following the completion of the Plan whereby AMC became a wholly-owned subsidiary of the Registrant.

2.	On August 5, 2002, NNIH terminated its involvement in the New Caledonia Nickel project which resulted in the loss of the project. Consequently, during the year ended December 31, 2002, the Registrant wrote off its remaining interest in the project in the amount of $2,539,625.

3.	During the year ended December 31, 2002 the Registrant wrote down its investment in the Burundi Nickel Project by $7,973,049 to $nil due to the ongoing political and security problems in the country.

Where exploration on its mineral projects prove unsatisfactory, the Registrant disposes of the project and writes off expenses and deferred costs associated with that project. No expenditures were written off over the last 3 years due to unsatisfactory exploration results. In addition, the Registrant reviews the carrying costs of each of its investments quarterly and writes down mineral properties and deferred costs associated with projects whose carried costs may not be recoverable. Mineral properties and deferred costs written down over the last 3 years due to continued low metals prices, political instability, the loss of the project or the inability to introduce a joint venture partner or sell the underlying project are as follows:

Project	Location	2002	2001	2000

Burundi Nickel Project	Burundi	$7,973,049	nil	nil

New Caledonia Nickel Project	New Caledonia	$2,539,625	nil	nil

Kremnica Gold Project	Slovak Republic, Central Europe	nil	$ 7,533,332	nil

Note: No mineral properties or deferred costs were written down during the years ended December 31, 2000.

Over the next year, the Registrant proposes to finance the following capital expenditures on its projects:

Project	Location	2003 (Proposed)

Burundi Nickel Project	Burundi, Central Africa	$50,000

Kremnica Gold Project	Slovak Republic, Central Europe	$100,00	0

1.	Subsequent to December 31, 2002, the Registrant entered into an agreement for the sale of the Kremnica Gold Project. In the event that the sale closes, proposed expenditures for 2003 is $25,000.

2.	The Registrant is seeking new opportunities and subsequent to December 31, 2002 has entered into agreements over the Albetros Diamond Project in South Africa and the Beregove, Kvasove and Muzhievo gold region in Ukraine. Capital expenditures, if any, will only be determined for these projects once due diligence has been completed.

B.  Business Overview

The Registrant is a Yukon corporation involved in the exploration and future development of mineral resources. Its Common Shares are listed for trading on the ASX under the trading symbol “AGY”. At December 31, 2002, following the termination of the New Caledonia Nickel Project, the Registrant had two projects: the Musongati Nickel Project and the Kremnica Gold Project, as defined below. All of the Registrant’s projects are located outside of North America and none are currently in production. The Registrant does not have a source of revenue other than interest income from cash balances.

To date the Registrant has not earned any revenues

1.  New Caledonian Nickel Project

The New Caledonian Nickel Project was a proposed joint venture to explore the feasibility of mining and processing lateritic nickel-cobalt ore to produce nickel and cobalt metal in New Caledonia.

Tripartite Agreement

The Registrant had previously entered into a Heads of Agreement with SMT to carry out a feasibility study, at the Registrant’s risk, for the development of a nickel refinery based upon SMT’s mining concessions at Nakety and at Bogota. The Heads of Agreement also provided for a joint venture to be established between the Registrant and SMT to develop the project. On July 25, 2001, the Registrant announced JSC “MMC Norilsk Nickel” had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing the bankable feasibility study leading to the joint development with the Registrant and SMT of the project. A Tripartite Agreement (the “Agreement”) between NNIH, a wholly owned subsidiary of the group Norilsk Mining Company (“Norilsk”), SMT and the Registrant’s subsidiary Balzan was signed on October 16, 2001. Under the terms of the Agreement, Norilsk reimbursed the Registrant 45% of its costs incurred to date, or US$7.166 million (Cdn$11,307,948). On August 5, 2002 the Registrant received a termination notice from NNIH, terminating its involvement in the New Caledonia Nickel Project. The termination by NNIH effectively terminated the Registrant’s interest in the New Caledonia Nickel Project. In addition NNIH, through the ICC, issued a request for arbitration for the return of US$7,166,000 paid to the Registrant as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration. The Registrant has denied all allegations made by NNIH in its request for arbitration and have instructed their attorneys to vigorously defend against such claims. The Registrant further reserves its rights to take action against NNIH and others for the loss and damage suffered as a result of NNIH’s actions. Based on the advice received from its French Counsel, The Registrant is of the view that it has a strong defence to the claim made by NNIH, which it considers to be without merit.

NNIH had, in accordance with the terms of the Agreement, agreed to bear a portion of the previously expended costs of the project in the amount of US$7,166,000 and had undertaken to complete the Bankable Feasibility Study at the cost of US$15,000,000 (a total of US$22,166,000) in consideration of which, NNIH would acquire the right to earn a 45% interest in the project.

The wrongful termination of the Agreement has denied the Registrant the expenditure of US$15,000,000 to carry out the Bankable Feasibility Study, and deprived the Registrant of its right to fully exploit the New Caledonia nickel project. As a result the Registrant has lost the opportunity to fully value its 45% interest in the project. The Registrant has therefore filed a counter claim for damages for wrongful termination of the Agreement by NNIH and has reserved its right to claim from NNIH consequential damages.

2.  Burundi Nickel Project — Musongati

The Burundi Nickel Project is a proposed venture to mine and process lateritic nickel-cobalt ore to produce nickel and cobalt metal in Burundi. The Registrant expects that the nickel laterite deposits at Musongati, identified by previous exploration work conducted between 1972 and 1990 by other parties, are sufficiently large to support a mining operation with a life exceeding 20 years – see “Special Note Regarding Forward-Looking Statements”. Testwork by Universal Oil Products in 1978-79 indicated the ore is amenable to leaching using the PAL process, followed by counter current decantation and iron precipitation, prior to the precipitation of an intermediate product which may then be further refined to produce LME grade nickel and LMB grade cobalt.

The Burundi Nickel Project is based on three nickel cobalt laterite deposits. Considerable exploration and engineering work was completed on the deposits in the period 1972 to 1990. The major deposit known as Musongati was drilled and evaluated the most. The other two deposits, Waga and Nyabikere are far less advanced but have potential to supply the project with quantities of high-grade saprolite ore. The Musongati deposit also has anomalous platinum-group-metal concentrations, along with indications of sulphide mineralisation underlying the laterites.

Mining Convention

In 1998, Andover Resources N.L. (“Andover”), now a wholly-owned subsidiary of the Registrant, negotiated a Mining Convention (the “Convention”) with the Government of Burundi to explore and develop the Musongati deposits. The Convention was ratified by the Burundian National Assembly on March 10, 1999, giving the Registrant the exclusive right to develop the Musongati deposit. The Convention is a comprehensive agreement that awards mineral rights to the Registrant and sets out a work program and a detailed framework for future development and operation of a mine. During the initial 3-year exploration period, geological and engineering studies were to be completed, leading to a full project feasibility study. The Registrant planned a staged exploration program including scoping and pre-feasibility studies that would lead to a full feasibility study. The program included drilling, ore reserve estimations, metallurgical testing, infrastructure studies and an environmental impact study. Upon completion of the feasibility study and a decision to proceed, the agreement provides for the awarding of a mining title known as a Mining Concession. The term of the Mining Concession is 25 years, renewable twice for successive periods of 10 years. A new Burundian company in which the Burundian government will have 15% interest, will be incorporated to develop and operate the project. Within 30 days of receipt of project finance for full mine development, the government will be reimbursed their previous expenditure of US$8.3 million. A 5-year tax holiday will apply to the project, followed by a 35% income tax rate. Mine equipment, materials and fuels will be tax and duty exempt. Force majeure and international arbitration provisions normal to the industry apply.

Technology

Previous metallurgical studies identified PAL as a suitable process technology for Musongati. These studies provide initial benchmark results, which will require further testwork to optimise the specific PAL process plant design.

Project Information

The proposed mine and plant is to be situated at the Musongati deposit located approximately 120 km east-southeast of Bujumbura, the capital of Burundi. Burundi is a small country located in Central Africa and borders the western edge of Tanzania.

(a)	Land

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits are reserved for Andover pending the completion of a feasibility study at Musongati. The Musongati exploration licence, extended in April 2002 following the withdrawal of the declaration of force majeure, is valid until April 2004. Due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002. The Musongati licence area is sparsely populated due in part to the poor lateritic soil.

(b)	Transportation

Burundi is accessed by roads which are mostly in good condition. A network of trails and roads crosses the main areas of the licence. During construction and operation, the Burundi Nickel Project will require the importation of significant quantities of goods not locally available. As Burundi is a landlocked country, approximately 1100 km from the Indian Ocean, transportation infrastructure is a key issue to the economics of the project. Initial investigations have determined both the preferred route, as well as which consumables will need to imported. The preferred transportation corridor is from the port of Dar es-Salaam in Tanzania on the east coast of Africa, by the existing railway to Kigoma, just south of Burundi. From there, a regional road network will be utilised to truck material north to Musongati. Most of the parts necessary to construct the plant will have to be imported and transported along this route. The major consumables once production commences will be fuel, sulphur (for acid) and dolomite (as a neutralising agent). Fuel and sulphur will be sourced on the world markets and shipped via the above route, while dolomite will be sourced locally within Burundi and trucked to Musongati. There can be no assurance that such consumables will be available or deliverable to the Registrant at prices that would make the Burundi Nickel Project economically feasible.

(c)	Services

Burundi has access to electricity via hydroelectric facilities in the country and elsewhere in the region. The existing national electricity grid does not currently have enough capacity to provide power to the Burundi Nickel Project. The Registrant intends to generate electricity via fuel-powered generator sets or alternatively to utilise new sources of electricity. There is potential to generate electricity by steam co-generators powered by the sulphuric acid plant. A number of independent proposals to create or expand hydroelectric facilities in the country and in the region, which could be advantageous to the project, are at the planning stage. There can be no assurance that sufficient access to electricity will exist in the future or can be created to power the Burundi Nickel Project.

(d)	Tailings

The process residue (or tailings) that remains after the production of nickel and cobalt will be safely stored in tailings impoundment areas in the general vicinity of the processing plant. The Registrant began to identify suitable areas in 1999 which would require further study as part of the feasibility study.

(e)	Environment

The Convention specifies a requirement for an environmental impact study as part of the feasibility study. World Health Organization standards are to be the reference standards and the Convention allows for a minimum monitoring/maintenance period of two years following the completion of mining.

(f)	Permitting/Approvals

The Convention requires that the government issue Mining Title to the Registrant within three months of application following the completion of a feasibility study and the decision to proceed to development of the mine.

The Registrant provided to the government a staged work program and scheduled a costing study to up-date the previous studies and leading to a full project feasibility study in 2001. Due to regional security issues delaying this work program, a state of force majeure was declared by the

Registrant in April 2000, and subsequently lifted on March 28, 2002. Security deteriorated during 2002 leading to the re-imposition of force majeure in August, 2002.

Plan of Operations

The Registrant’s plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals (“PGMs”) from the nickel laterite deposits at Musongati. The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects. On April 19, 2000 the Registrant’s subsidiary Andover declared force majeure due to delays to the feasibility study caused by security issues in the region. As a result of this declaration, activities on the project were suspended. Pursuant to the Convention, Andover’s obligations under the Convention were suspended for a period of up to 2 years while the declaration of force majeure was in effect. The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Convention have been extended by the period of force majeure. Due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002. Pursuant to the Convention, all obligations under the Convention are suspended for a period of up to two years while the declaration of force majeure is in effect.

During 2002, the Registrant engaged the international engineering firm Sinclair Knight Merz (“SKM”) to conduct a critical cost review of the Burundi Nickel Project. The study concluded that the project may prove uneconomic if one were to simply attempt to exploit the nickel laterite orebody. However, due to the fact that the laterite orebody overlies a large basic/ultrabasic instrusive complex containing known nickel sulphide and associated PGMs it may provide an opportunity for a staged development utilizing the PGM potential at Musongati.

In order for the Registrant to complete the current stage of the development of the Burundi Nickel Project there must be a sustained return to political stability and security following which, it must undertake various steps, including the following:

1.	secure a commitment from a financial and/or technical joint venture partner;

2.	establish the PGM potential at Musongati;

3.	complete the feasibility study;

4.	obtain any necessary approvals and permits required in order to operate the nickel processing facility;

5.	acquire the right to lands on which the nickel and cobalt processing facility and associated infrastructure will be constructed; and

6.	create a Burundian company to be owned 85% by the Registrant and 15% by the government of Burundi.

Once the Registrant completes these steps in its current stage of activity, and if the results of the feasibility study are positive, the second stage in the development of the Burundi Nickel Project which the Registrant must undertake is to obtain project financing to raise the funds necessary to be able to acquire the land and construct the processing facilities. The third and final stage in the development of the Burundi Nickel Project would be the construction and commissioning of the processing facilities. There can be no assurance that any of the preceding steps will be completed to allow for the Burundi Nickel Project to move forward.

3.  Kremnica Gold Project

The Kremnica Gold Project is located in the Slovak Republic, in central Europe west of the town of Kremnica, 145 km east-northeast of Bratislava. Gold mining at Kremnica started in the 8th century, with records of production beginning in 1328. Recorded production on the Kremnica Mining Licence was 1.5 million ounces of gold and 6.7 million ounces of silver up to the cessation of mining in 1992. Extensive underground exploration on the licence funded by the Slovak government in 1980-1992 has been supplemented by AMC drilling 79 diamond drill holes for 12,300 metres. Both datasets have been utilised to estimate mineralisation. Initial metallurgical studies on the ore have been completed and indicative input costs tendered or estimated. The Registrant generated a conceptual economic evaluation to identify operating costs, which were estimated to be in the range of US$173-190 per ounce of gold (including a credit for by-product silver produced), based on the economic parameters that prevailed in March 1998. During the year ended December 31, 2001, the Registrant wrote down its 100% owned investment in the Kremnica Gold Project due to continued low gold prices and the Registrant’s difficulty in introducing a joint venture partner or being able to sell the project. The project was written down by $7,533,332 to its estimated net recoverable amount of $250,000. During the year ended December 31, 2002, $90,512 incurred on preparing the property for sale and maintaining the property was deferred for a carrying value of $340,512.

(a)	Land

The Registrant owns the Kremnica Mining Licence, and a surrounding Exploration Licence totalling 14.56 square kilometres. The licences do not include surface rights. The Registrant started a process in 1999, in conjunction with local government, to identify surface ownership in the area and this process continues. There can be no assurances that surface ownership can be identified on a timely basis or that claims will not arise that would delay or halt the Kremnica Gold Project.

(b)	Transportation

Access to the property is provided by paved road from the town of Kremnica. A rail network passes within 3.7 km of the property. The property also has a network of unpaved access roads in place. Logistics for the project are not expected to be a significant aspect of the project, relative to most mining projects.

(c)	Services

The Slovak Republic has established heavy and manufacturing industries. Electricity, fuel and water are locally available. The Registrant received indicative quotes for the supply of all required inputs as part of its conceptual economic evaluation of the Kremnica Gold Project.

(d)	Tailings

The Registrant, with the help of external consultants, identified potential tailings areas for the safe storage of process residues. Detailed studies are required to determine the geotechnical suitability of the potential sites and issues of permitting and absentee landowners require further investigation.

(e)	Environment

The Kremnica Mining Licence does not have attached to it any liability for environmental matters caused by historic mining activity. A proposed new mine must meet World Bank guidelines for environmental protection or the environmental regulations of Slovakia, whichever are more strict. The Registrant has had positive discussions with various local, regional and national authorities in Slovakia regarding environmental protection as part of the permitting process.

(f)	Permitting/Approvals

The Registrant has established an informal framework with various Slovak governmental authorities for the future permitting of a proposed mine at Kremnica. This process is in progress and will be an integral part of a feasibility study on the Kremnica Gold Project.

Based on the projected operating cost for the mine, the ability of the project to attract finance would be limited at current prevailing gold prices below US$350 per ounce. The Registrant continues to work with the Slovak government to determine the level of development assistance available to the Kremnica Gold Project, including the corporate tax holiday legislation for foreign investors. There are on-going efforts to attract a joint-venture partner to the project, primarily to assist in the delineation of additional resources and to provide operating expertise for a future mine at Kremnica. Subsequent to December 31, 2002, the Registrant announced that it had entered into an agreement for the sale of the Kremnica Gold Project.

Plan of Operations

The Registrant continues to pursue avenues to secure a potential joint venture partner or the sale of its Kremnica Gold Project, and, on March 21, 2003, announced the sale of the Project to Tournigan Gold Corporation subject to the conclusion of a 90 day due diligence satisfactory to Tournigan. At the same time, efforts continue on issues that form part of the feasibility study.

In order for the Registrant to complete the current stage of the development of the Kremnica Gold Project, it would need to secure a joint venture partner to complete a feasibility study, and complete the permitting process with the Slovak government. This permitting process includes discussions on development incentives, as well as further study of land ownership in the areas required by the project. Once the current stage of development is complete, the activities in subsequent stages will be guided by the decisions of the joint venture partners. There can be no assurance that a suitable joint venture partner will be found.

C.  Organizational Structure

The following chart represents the inter-corporate relationships between the Registrant and its wholly-owned subsidiaries, as well as the jurisdiction of incorporation of each of these entities.

D.  Property, Plants and Equipment

The Registrant at December 31, 2002 did not have any plants and equipment, mines or producing properties.

The Registrant owns mineral properties as part of its business, as described in Item 4 — Business Overview. These include the following:

Name	License	Type	Size

Kremnica Gold Project

Kremnica Mining Licence	MHD-DP 12	Mining Licence	11.8 km2

Kremnica Exploration Surround Licence	312/2000-3	Exploration Licence	14.56 km2

Burundi Nickel Project

Musongati Exploration Licence	Decree 100/32	Exploration Licence	171.1 km2

1.  Burundi Nickel Project — Musongati

Musongati lies at an elevation of 1700 m, in the tropical highlands of Burundi, about 1000 m above Lake Tanganyika. The outlying Waga deposit is 30 km west of Musongati and the Nyabikere deposit is 40 km north.

The Musongati laterites are derived from the weathering of an ultrabasic complex, particularly, serpentinised dunite with a primary nickel content of about 0.3%. Two types of mineralisation are present in approximately equal proportions: limonite and saprolite (a less weathered laterite rock type generally found beneath limonite). Nickel in the limonite mineralisation is tied to goethite whereas in the saprolite mineralisation it is related to serpentine group and clay minerals. The typical weathering profile is canga (iron caprock), the limonite zone (averaging 15 m thick), the saprolite zone (averaging 12 m thick) and ultrabasic bedrock.

The Musongati nickel/cobalt deposit is situated within the Musongati Exploration Licence on three adjacent plateaux as a result of erosion of a single layer of laterite. The plateaux are referred to from west to east as the Geyuka, Rubara and Buhinda zones, of which Buhinda is the most significant and best defined. Historical exploration (by diamond drilling) was completed in three stages from 1975 to 1990, by different parties with different objectives. A total of 237 holes were drilled at Musongati, while 81 holes were drilled at Waga and Nyabikere. Due to the large size of the mineralised area, an effort directed to identifying zones with a high nickel content resulted in a greater focus on the Buhinda Zone.

2.  Kremnica Gold Project

The Kremnica area in the Slovak Republic has moderate topography, which ranges in elevation from 450 m to about 900 m above sea level. The Kremnica Gold Project covers a number of specific zones of interest. The best defined zone is the Sturec Zone, wholly located within the Mining Licence. Historical mining and modern exploration including diamond drilling has outlined this zone in some detail. Immediately south of Sturec, also located within the Mining Licence, is the South Ridge Zone target, identified by geological mapping, chip sampling and the presence of old workings as well as some limited drilling by Argosy. The South Ridge zone may extend off the Mining Licence and onto the contiguous Lucky (exploration) Licence. To the west of Sturec are the Katarina (south) and Volle Henne (north) Zones within the Mining Licence. Katarina was identified from a large network of old underground workings, while Volle Henne was identified by old workings and a geochemical soil sampling program. Directly to the north of Sturec on the Mining Licence lies the Vratislav Zone, defined by old underground workings, geological mapping and drilling. Previous government exploration focused on finding mineralization which could be mined from underground and did not attempt to establish resources capable of being exploited in an open pit. The Wolf Zone, identified by chip sampling and partially tested by diamond drilling is located North of the Vratislav Zone. The Horna Ves Zone is located on the Lucky Licence, 2 km south of the South Ridge Zone, and was identified by geological mapping and rock sampling.

The epithermal gold/silver deposits of the Slovak Republic are within the Carpathian Arc, a geological feature extending from the Slovak Republic to Bulgaria. Kremnica is within a region of Miocene age volcanic rocks with abundant andesitic lava flows and pyroclastic material penetrated by rhyolite dykes. Deep-seated structures and faults within the pre-Tertiary basement were important in determining the location of mesothermal mineralizing events, which were overprinted by the epithermal precious metal mineralisation. This structurally controlled quartz vein mineralisation was emplaced into the upper parts of the volcanic sequence and is genetically and spatially related to rhyolite dykes and widespread gold-bearing quartz veins.

Item 5– Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in cash flows and results of operations of the Registrant for the past three fiscal years should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

A.  Operating Results

The Registrant’s activities are primarily directed to exploring existing and future mining mineral properties. The Registrant does not currently have a producing mine or nickel/cobalt processing facility. Activities over the last three years include the feasibility study for the construction of a nickel/cobalt processing facility and general exploration to locate and evaluate mineral properties that have been acquired by the Registrant. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs relating to the Registrant’s properties and engineering studies were capitalized as mineral properties and deferred costs. Should the Registrant abandon a property or project, the related deferred costs will be charged to operations. Administrative costs not associated with property exploration or project development were charged to operations. Costs associated with the evaluation of new opportunities are charged to operations when incurred. Excess cash is invested by the Registrant in short-term investments.

The Registrant’s consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Registrant, conforms quantitatively in all material respects for the periods presented with US GAAP except for the measurement differences referred to in Note 10 to the financial statements of the Registrant.

The Registrant’s consolidated financial statements were prepared on a going-concern basis which assumes that the Registrant will be able to realize assets and discharge liabilities in the normal course of business.

From incorporation in December 1985, the Registrant has been exclusively a natural resource company engaged in the business of exploration of metals and minerals. At this stage of its development the Registrant has no producing properties and consequently, has no current operating income or cash flow.

The Registrant has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Registrant is considered an exploration stage company.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Registrant’s interest in the underlying mineral claims, the ability of the Registrant to obtain necessary regulatory and environmental operating permits, the ability of the Registrant to obtain necessary financing to complete exploration and development and future profitable production from the disposition thereof.

2002 Fiscal Year

During the year ended December 31, 2002, the Registrant initially progressed the development of the New Caledonia Nickel Project with its partners NNIH and Societe Des Mines De La Tontouta (“SMT”). In August 2002, the Registrant received a termination notice from NNIH regarding its involvement in the New Caledonia Nickel Project effectively terminating the Registrant’s interest in the project. Subsequently on September 13, 2002, NNIH issued a request for arbitration through the ICC for a return of US$7,166,000 paid to the registrant plus US$1,368,222 expended on the project plus costs. Consequently the Registrant wrote off its remaining investment in the New Caledonia Nickel Project of $2,539,625.

The Registrant initiated a work program on its Burundi Nickel Project following the lifting of force majeure in March 2002. The work program centred around a re-evaluation of existing drill hole core and data and included the technical personnel visiting Burundi. Due to security in the country deteriorating, force majeure was re-imposed in August 2002. The Registrant has continued to progress the project and commissioned a detailed cost review study completed by the consulting firm SKM. The costing study concluded that the development of a nickel laterite mine was not economic given the substantial infrastructure requirements, however the platinum group metal

(“PGM”) potential at Musongati may offer the opportunity to develop the deposit in stages by exploiting the PGM potential. A total of $99,267 was spent on the Burundi Nickel Project during 2002.

The Registrant continued to pursue opportunities for the introduction of a joint venture partner or the sale of the Kremnica Gold Project. In September 2002, the Registrant entered into a conditional sale agreement with Eurogold Limited for the sale of Kremnica to its subsidiary Explorer SA. Subsequently in February 2003, Eurogold announced that it had not met the conditions subsequent to the agreement and the agreement with Eurogold terminated. A total of $90,512 was spent on the Kremnica Gold Project during 2002.

2001 Fiscal Year

During the year ended December 31, 2001, the Registrant was engaged in extensive discussions with potential joint venture partners for the New Caledonian Nickel Project, culminating in the signing of an agreement with Norilsk and SMT in October 2001. This agreement stipulated that Norilsk complete the bankable feasibility study as part of its requirements to earn an interest in the project – See Item 4-B-1 – Information on the Company — Business Overview – New Caledonian Nickel Project. The first stage of Norilsk’s feasibility work was the Study Definition Phase, which began in October 2001 and was scheduled to be completed by May 2002. Expenditures by the Registrant during the fiscal year on the New Caledonian Nickel Project totalled $957,142.

Subsequent to year end at December 31, 2001, the Registrant lifted its declaration of force majeure on the Burundi Nickel Project, which was declared in April 2000 as a result of the worsening security situation in the region at that time. Operations were to resume as set out in a revised work program under discussion with the Burundian government. The Registrant spent $62,850 on the Burundi Nickel Project during 2001.

During the year ended December 31, 2001, the Registrant continued to digitise data and further define additional exploration targets on the Kremnica Gold Project, while attempting to introduce a suitable joint venture partner to the project. A total of $64,694 was spent on the Kremnica Gold Project during 2001. The Registrant wrote down its investment in the Kremnica Gold Project by $7,533,332 to $250,000, its estimated net recoverable amount, due to continued low gold prices and its inability to introduce a suitable joint venture partner or sell the project.

2000 Fiscal Year

During the year ended December 31, 2000, the Registrant continued its investigation for the development of mining and processing facilities for the New Caledonian Nickel Project. Due to a decline in the nickel price in 1998, the Registrant redirected its focus to the development of a refinery in New Caledonia situated adjacent to the Nakety concessions, rather than the shipment of Nakety ore to a distant refinery location in Gladstone, Australia. This would eliminate the high transportation cost and reduce the projected cost of nickel production. As part of this initiative the Registrant entered into an agreement with SMT, the owner of the Nakety concessions who is under contract to supply ore to the Registrant, to form a joint venture company upon the completion of a feasibility study indicating the project’s viability. In July 2000, the Registrant and SMT amended this agreement to include the Bogota concessions. Pursuant to the agreement with SMT the Registrant secured the rights to the Nakety and Bogota concessions until June 30, 2001 by which time a joint venture partner must be introduced to the project to complete a feasibility study or a development decision must be made (Note that SMT extended the rights as the Registrant was in advanced negotiations with Norilsk). The Registrant held discussions with local tribal groups in the Canala region regarding potential tailings disposal and plant location sites. The expenditure on the feasibility study in Gladstone totalled approximately $12 million and a further $2,497,000 was spent advancing the project in New Caledonia, $1,022,360 was spent during the fiscal year securing the rights to the Nakety and Bogota concessions and advancing discussions with potential joint venture partners, for total expenditure of approximately $14,497,000. In May 2001, the government of New Caledonia announced significant tax concessions that were awarded to another company developing a project similar to the Registrant’s. These concessions include a 100% tax holiday for the first 15 years of production, followed by 5 years at 50% of the normal tax rate, which is currently 35%. The Registrant began investigations to determine whether it qualifies for such a tax concession. Should such tax concessions be made available to the Registrant, there would be significant impact on the potential future after-tax cash flows and therefore a positive impact on the value of the Registrant’s project.

The Registrant declared force majeure at its Burundi Nickel Project, due to the deteriorating security situation in the region, delaying progress on a study for the development of a nickel/cobalt mine and processing facility at Musongati. A total of approximately $113,000 was expended during the year maintaining the office in Burundi, reflecting the low level of activity due to the declaration of force majeure. Some consideration of the sulphide nickel and platinum group metal potential of the project was carried out.

During 2000, activity on the Kremnica Gold Project focussed on the digitisation of historical and current data, the further definition of exploration targets and sourcing a development partner as well as ongoing discussions with parties relating to permitting, environmental and development incentives. The Registrant spent $227,091 during the year at Kremnica.

Variation in Operating Results

The Registrant is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Registrant derives interest income on its bank deposits and other short-term deposits, which depend on the Registrant’s ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations or received from joint venture partners reimbursing prior expenditures made by the Registrant on its projects.

Through the exploration process, management periodically reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs. Geological and/or economic circumstances render each property unique. Consequently, it is not possible to have any predetermined hold period.

The dollar amounts shown as deferred exploration are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties net of write-downs provided. These deferred amounts may not accurately reflect present or future values.

During the year ended December 31, 2002, the Registrant wrote down its 100% owned investment in the Kremnica Gold Property due to continued low gold prices and the Registrant’s difficulty in introducing a joint venture partner or being able to sell the project. The project was written down by $7,533,332 to its estimated net recoverable amount of $250,000.

No properties were relinquished during 1999 and 2000 and no properties were written down or written off.

Outlook

Subsequent to December 31, 2002 the Registrant has entered into agreements for the acquisition of the Albetros Diamond Project in South Africa and the possible development of the Beregove gold deposits in Ukraine. These agreements are conditional on the conclusion of due diligence by the Registrant which will be conducted over the next six months. Expenditures on due diligence and evaluation of these projects is expected to be approximately $1.5 million.

Administration

Administrative expenses during fiscal 2003 are expected to be similar to those of 2002, however, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support. Expenses for future periods cannot be predicted.

Burundi Nickel Project

The Registrant was involved in investigations into the Burundi Nickel Project, which involved a scoping study on the construction of an integrated mine and PAL processing refinery to be sited in Musongati in Burundi. Studies were focused on important transportation and infrastructure issues. The Registrant declared force majeure in April 2000 due to the deteriorating security situation in the region, however, the Registrant was able to lift its declaration of force majeure on March 28, 2002 due to the improving security climate. The Registrant revised the schedule of the exploration program for review by the Ministry for Energy & Mines in Burundi as a first step in re-activating the project. The revised program includes a program to explore the potential for sulphide mineralisation to exist at Musongati as well as a resumption of the program to investigate the possibilities for an integrated nickel laterite mine and PAL processing refinery. A detailed costing study completed by the engineering firm Sinclair Knight Mertz concluded that a nickel processing facility was uneconomic due to infrastructure requirements. However a staged development using the PGM potential at Musongati is to be investigated following the lifting of force majeure re-imposed on August 1, 2002, due to security conditions once again deteriorating. See Item 4-B-2 – Information on the Company — Business Overview – Burundi Nickel Project.

Kremnica Gold Project

The Registrant has continued to maintain the Kremnica Gold Project, while awaiting a higher gold price. Discussions have been held with potential joint venture partners, while investigations into land ownership as well as regional exploration targets continue at a low level. Subsequent to December 31, 2002 the Registrant announced the sale of the Kremnica Gold Project to Tournigan Gold Corporation subject to the completion of the due diligence by Tournigan Gold Corporation. See Item 4-B-3 – Information on the Company — Business Overview – Kremnica Gold Project.

Summary and Analysis of Financial Operations

Comparison of Fiscal 2002 to 2001

The Registrant incurred a loss of $11,079,339 for the year ended December 31, 2002 compared to a loss of $9,188,012 for the year ended December 31, 2001. The increased loss was mostly attributable to the increased write off of mineral properties and deferred costs of $2,979,342, the increased foreign exchange gain of $896,790, the increase in interest received of $334,836 offset by increases in legal costs of $118,864 and salaries and benefits of $139,485.

Interest income of $411,203 for the year ended December 31, 2002, increased from $76,367 for 2001 as a result of increased cash balances following the receipt of US$7,166,000 (approximately $11,300,000) received from NNIH on October 31, 2001, following the signing of the Agreement.

During the year ended December 31, 2002, cash required for operating activities amounted to $1,571,518 compared to $1,345,292 for the year ended December 31, 2001. The increase in cash required for operations resulted mainly from a decrease in accounts payable of $193,621, increased legal costs associated with the review of new projects and arbitration proceedings; a decline in salary costs deferred as personnel reviewed new projects, compared to time allocated to current projects, offset by a rise in interest received on increased cash holdings.

During 2002 administrative expenses were $1,877,712 compared to $1,734,101 for the year ended December 31, 2001. The increase was mainly attributable to the lower level of expenditure on the Registrant’s projects due to the introduction of NNIH to the New Caledonia Nickel Project in October, 2001 and NNIH assuming responsibility for most of the expenditures related to the project, thereby reducing the amount of salaries and benefits deferred to the project together with an increase in legal fees of $118,864 due to legal review of new project opportunities and the arbitration proceedings initiated by NNIH, an increase in salaries and benefits of $139,485 due to more time spent on evaluating new projects and the resultant decline in amounts deferred to projects together with salary increases in November, 2001, a decline in management fees of $59,102 due to the reduction in number of persons providing services offset by increased rates paid for management fees, increase in travel of $41,422 related to joint venture meetings with NNIH, arbitration proceedings and new project evaluation. Increased costs were offset by a rise in interest received of $334,836 due to increased cash holdings as well as a decline in rent of $39,136 due to lower rentals and costs associated with both the Canadian and Australian offices.

Foreign exchange gains resulted from the Corporation holding most of its cash balances in Australian dollars and the strengthening of the Australian dollar against the Canadian dollar by approximately 9% over the year.

Following the termination of the Agreement by NNIH, the Corporation’s interest in the New Caledonia Nickel Project terminated and the Registrant wrote off its investment of $2,539,625 in the project, in addition, the Registrant wrote off its Burundi Nickel Project, totalling $7,973,049, due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

During the year ended December 31, 2002, expenditures on mineral properties totalled $240,441 compared to $1,084,686 on mineral properties in 2001, a decrease of $844,245. Expenditures decreased from $957,142 on the New Caledonian Nickel Project in 2001 to $50,662 in 2002 due to the introduction of NNIH who paid for the holding costs of the New Caledonian Nickel project from October 16, 2001 until the project terminated and was written off in August, 2002. Expenditures on the Kremnica Gold Project amounted to $90,512 in 2002 and expenditures on the Burundi Nickel Project increased from $62,850 in 2001 to $99,267 in 2002 due to increased activity prior to the re-imposition of the force majeure in August, 2002.

At December 31, 2002, the Registrant has capitalized $340,512 on its Kremnica Gold Property.

Comparison of Fiscal 2001 to 2000

During the year ended December 31, 2001, cash required for operating activities amounted to $1,345,292 compared to $1,060,966 for the year ended December 31, 2000. The increase in cash required for operations resulted mainly from an increase in activities to introduce a joint venture partner to the New Caledonian Nickel Project as well as new project assessment.

The Registrant incurred a loss of $9,188,012 for the year ended December 31, 2001 compared to a loss of $1,055,049 for the year ended December 31, 2000. The increased loss was mostly attributable to the write off of mineral properties and deferred costs of $7,533,332 for the year ended December 31, 2001 compared to $nil for the year ended December 31, 2000.

Interest income of $76,367 for the year ended December 31, 2001 declined from $143,773 for 2000 as a result of lower average cash balances and lower interest rates. Cash of $11,307,948 was received on October 30, 2001 following the signing of the Agreement between NNIH, SMT and the Registrant.

During 2001, administrative expenses were $1,731,047 compared to $1,198,822 for the year ended December 31, 2000. The increase was attributable to the higher level of activity resulting from the negotiation and subsequent introduction of a joint venture partner on the New Caledonian Nickel Project, coupled with an increase in new project assessment. The increase in costs arose mainly from an increase of accounting and audit fees of $45,582, legal fees of $60,674, management and consulting fees of $70,956, project assessment of $178,086, salaries and benefits of $68,621, and travel of $118,117.

Expenditures on office expenses and rent declined $15,212 and $17,509, respectively, due to a reduction in office space and staff, while shareholder communications expenses increased $28,231 due to additional shareholder mail-outs resulting from the successful introduction of a joint venture partner.

No mineral properties were relinquished during the year ended December 31, 2001, however, the Registrant wrote down its investment in the Kremnica Gold Property by $7,533,332 to $250,000 due to continued low gold prices and the Registrant’s difficulty in introducing a joint venture partner or being able to sell the project. With the introduction of a joint venture partner to the New Caledonian Nickel project, the Registrant received $11,307,948 as re-imbursement of prior expenditures, reducing the value of carried deferred costs and mineral properties for the New Caledonian Nickel project.

During the year ended December 31, 2001, expenditures on mineral properties totalled $1,084,686 compared to $1,362,866 on mineral properties in 2000, a decrease of $278,180. Expenditures decreased from $1,022,360 on the New Caledonian Nickel Project in 2000 to $957,142 in 2001 due to the successful introduction of joint venture partner, Norilsk, who has paid for the holding costs of the New Caledonian Nickel project from October 16, 2001 which represents a saving of approximately $250,000. Expenditures declined on the Kremnica Gold Project from $227,091 in 2000 to $64,694 in 2001 as a result of the Registrant further reducing expenditures due to continued low gold prices. Expenditures on the Burundi Nickel Project declined from $113,415 in 2000 to $62,850 in 2001 due to the continuation of the declaration of force majeure made in April 2000.

At December 31, 2001, the Registrant has capitalized $250,000 on its Kremnica Gold Property, $7,873,782 on its Burundi Nickel Project and $2,488,963 on its New Caledonian Nickel Project.

B.  Liquidity and Capital Resources

The Registrant’s primary source of funds since incorporation has been the issuance of common shares pursuant to various public and private financings and reimbursement of prior expenditures. The Registrant has had no revenue from mining operations to date and does not anticipate mining revenues in the foreseeable future.

The Registrant’s cash balances at December 31, 2002 totalled $9,780,175 compared to $11,097,233 at December 31, 2001. Aside from such cash, the Registrant has no material unused sources of liquid assets. In addition, the Registrant has $157,960 in restricted cash which has been provided as security for a performance bond provided by the Registrant’s bankers to the Government of Burundi. The issuance of capital stock resulting from the exercise of stock options contributed $39,376 and $46,511 to cash resources during 2000 and 2001. During the year ended December 31, 2002, no cash was raised on the issuance of capital stock.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources except for the restricted cash of $157,960 which has been provided as security.

The Registrant and its subsidiaries have expenditure commitments as at December 31, 2002 for lease payments that expire on December 9, 2005, for office premises which require rental payments of approximately $3,410 per month until December 31, 2003 and $2,250 per month thereafter.

At December 31, 2002 the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in. see Item 4 D — Property, Plant and Equipment.

In addition, the Registrant anticipates spending approximately $1,500,000 during 2003 for administrative and other operating expenditures at its head office in Langley, British Columbia, at its Australian offices in Perth, Australia and at its Slovak operating subsidiary’s office in the Slovak Republic.

The Registrant may decide to acquire new properties, at which time the Registrant may require additional equity financing. Any such decision will be based on the results of ongoing exploration programs and the response of equity markets to the Registrant’s properties and business plan.

The Registrant believes it has sufficient cash resources to fund its operations for at least the next twelve months. The Registrant does not have any source of funds other than from the issuance of capital stock and the exercise of options, and the possible joint venture or sale of its mineral properties. While the Registrant has been successful in the past in raising the necessary funds for the exploration of its mineral properties there is no assurance that funding will be available on terms acceptable to the Registrant or at all. If such funds cannot be secured, the Registrant will be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements.

C.     Research and Development, Patents and Licences, etc.

Not applicable.

D.  Trend information

None of the Registrant’s assets are currently in production or generate revenue.

Item 6 – Directors, Senior Management and Employees

A.  Directors and Senior Management

The following provides a description of the backgrounds of the directors and officers of the Registrant.

Peter H. Lloyd, age 53. Chief Executive Officer of the Registrant from March 1998 to date; Director of the Registrant from August 1996 to November 1996 and September 1997 to date; Chairman of AMC from April 1993 to March 1998; Director of Odelon Pty Ltd from 1998 to date; Director of Peel Rise Pty Ltd from 1988 to date; Director of Emmerson Holdings Pty Ltd from 1988 to date; Director of Wedgefield Holdings Pty Ltd from 1988 to date; Director of Peninsular Services Pty Ltd from January 2000 to date; Director of Java Black Pty Ltd from June 1995 to date. It is expected that 80% of Mr. Lloyd’s time will be devoted to the Registrant.

Cecil R. Bond, age 46. Corporate Secretary and Chief Financial Officer of the Registrant from April 1998 to date and a director of the Registrant from March 1997 to date; Chief Financial Officer and Corporate Secretary of AMC from August 1998 to date; Director of AMC from November 1999 to date; Manager with Coopers & Lybrand, Vancouver, Chartered Accountants, January 1995 to September 1996; previously businessman and investor in various private companies in South Africa. Mr. Bond is a Chartered Accountant and obtained a Bachelor of Commerce from the University of Cape Town in 1981. It is expected that Mr. Bond will devote approximately 90% of his time to the Registrant.

David A. Henstridge, age 55. Non-executive Chairman of the Registrant from November 2001 to date; Director of the Registrant from March 1999 to date; Director of AMC from October 1995 to May 1999; President and Director of Peruvian Gold Limited from 1993 to January 2001, President and Director of Tumi Resources Limited from January 2000 to date.

John Nicholls, age 50. Director of the Registrant from November 2002 to date. Accounting Public Practice Principal (CPA) since 1990 specialising in tax / business consultancy and provision of Company Secretarial services. Previously Company Secretary / Chief Finance Officer for Allwood Ltd. and McLean Bros. & Rigg Ltd. and Finance Controller for CSR Ltd Refined Products Division, NSW, 1980 – 1987.

John Maloney, age 64. Director of the Registrant from April 2003 to date. Secretary of Wesley College Endowment Fund Association Inc since 1982; Director of Old Wesley Collegians Association since 1995; Director of Cybertop Pty Ltd since 1998, Bursar of Wesley College from 1968 to 1993.

There are no other arrangements or understandings pursuant to any director or executive officer was selected as a director of executive officer. There are no family relationships between any two or more directors or executive officers.

B.  Compensation

The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant’s most recent fiscal year, directly and indirectly, to all officers and directors in their capacity as such totalled $482,389.

The Registrant paid a total of $24,982 in directors’ fees during the year ended December 31, 2002. Each non-executive Director is paid A$25,000 per year.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of the Registrant other than services ordinarily required of a director. Other than as indicated above or in Item 6 C – Board Practices, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

The following table sets out a summary of compensation paid to the executive officers (the “Executive Officers”) of the Registrant during the year ended December 31, 2002.

	Annual Remuneration			Long Term Remuneration

				Awards		Payouts

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS Granted (#)	Restricted Shares or Restricted Share Untis(1) ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)

Peter H. Lloyd	Nil	Nil	A$ 250,000(2)(4)	1,000,000(3)	Nil	Nil	Nil
CEO and Director

Cecil R. Bond	Nil	Nil	A$ 175,000(2)(4)	1,000,000(3)	Nil	Nil	Nil
Chief Financial Officer,
Corporate Secretary
and Director

(1)	The term “restricted shares” as it is used in this table means shares granted or awarded as compensation, other than incentive stock options, which may be subject to vesting conditions based on performance, lapse of time or continued service with the Registrant or its subsidiary. There are no restricted shares issued by the Registrant within this meaning.
(2)	The exchange rate for Australian $ to Canadian $ at April 30, 2003 was 0.6262.
(3)	The options granted to the executive officers at A$0.35 per share were approved by shareholders on May 23, 2002. (4) Compensation is payable pursuant to management contracts with Peninsular Services Pty Ltd and C.R. Bond respectively, See (Item 6 C - Directors, Senior Management and Employees - Board Practices)

The Registrant does not provide for pension, retirement or similar benefits for directors or officers and has not accrued for any such benefits.

Stock options to purchase securities from the Registrant are granted to directors, officers and employees of the Registrant pursuant to Incentive Option Agreements on terms and conditions acceptable to the regulatory authorities in Australia, notably the ASX. Stock options granted to directors of the Registrant must be approved by the Registrant’s shareholders.

No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. Options to directors expire up to 6 months following the termination of service of the optionee, while options to employees expire up to 30 days following termination of service.

The exercise prices for all currently outstanding stock options were determined in accordance with the ASX guidelines and with the minimum exercise price reflecting the average closing price of the Registrant’s common stock for the five trading days on the ASX immediately preceding the day on which the grant of the stock options was announced, but not including a closing price that occurred earlier than the trading day following the day on which any material change was announced.

The following table sets forth the stock options outstanding at April 30, 2003 to directors and officers of the Registrant and any of its subsidiaries. No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date

Peter H. Lloyd, President, Chief Executive Officer	200,000	A$1.20	May 3, 2003
and a director of the Registrant	1,000,000	A$0.35	May 24, 2006

Cecil R. Bond, Chief Financial Officer, Corporate	150,000	A$1.20	May 3, 2003
Secretary and a director of the Registrant	1,000,000	A$0.35	May 24, 2006

David A. Henstridge, a director of the Registrant	350,000	A$0.35	May 24, 2006

John Nicholls, a director of the Registrant	Nil	n/a	n/a

John Maloney, a director of the Registrant	Nil	n/a	n/a

In total, directors and officers and employees hold options that are exercisable into 4,140,000 Common Shares.

The terms and conditions of options which are issued from time to time upon shareholder approval are as follows:

1.	The options may be exercised in a specific period.
2.

Director’s Options remain exercisable for up to 6 months after the date the Optionee ceases to be a director or officer of the Registrant. Employee’s Options remain exercisable for up to 30 days after the date the Optionee ceases to be an employee of the Registrant.

3.	The options are non-transferable.
4.	The exercise price for the options shall be set by the Registrant and approved by shareholders.
5.	The Registrant will not make application to ASX for official quotation of the options.
6.	The Registrant will make application to ASX for the quotation of the shares allotted and issued upon the exercise of an option within 10 business days after allotment and issue of those shares.
7.	All shares issued upon exercise of the options will rank pari passu in all respects with the Registrant’s then existing shares.
8.

There is no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. However, the Registrant will send a notice to each holder of options at least 9 business days before the relevant record date. This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

9.

If the Registrant makes a bonus issue of shares pro-rata to existing shareholders (other than an issue in lieu in satisfaction of dividends or by way of dividend investment) and no share has been allotted in respect of an option before the books closing date for determining entitlements to the bonus issue, then the number of shares over which the option is exerciseable shall be increased by the number of shares which the option holder would have received if the option holder had exercised the option prior to the books closing date.
10.	If there is a pro-rata issue (except a bonus issue) to holders of shares, the exercise price of an option may be reduced in accordance with the formula provided for in ASX Listing Rule 6.22.2.
11.

In the event of any reorganization of the issued capital of the Registrant on or prior to the expiry of the options, the rights of an option holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules in force at the time of the reorganization.

C.  Board Practices

Members of the Board of Directors of the Registrant (the “Board”) have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the articles and bylaws of the Registrant. The executive officers of the Registrant serve at the pleasure of the board of directors.

Effective January 1, 2000, pursuant to an agreement between Peninsular Services Pty Ltd (“Peninsular”), a corporation controlled by Peter H. Lloyd, and the Registrant, Peninsular provides management and consulting services of Mr. Peter H. Lloyd, for consideration of A$200,000 per year. Effective November 1, 2001, the consideration payable was increased to A$250,000 per year. In addition, Peninsular provided personnel and secretarial services which amounted to a consideration of approximately A$531,000 for the year and will also supply the services of additional consultants at the request of the Registrant.

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and C.R. Bond (“CRBC”), CRBC provides financial and corporate management services to the Registrant in consideration of $75,000 per year. The agreement may be terminated by either party with 60 days notice in writing. In addition, Mr. Bond is paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between Argosy Mining Corp.(“AMC”) and CRBC for services provided to AMC. Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year. Mr. Bond devotes approximately 90% of his time to the Registrant

Audit Committee

In accordance with the Business Corporations Act (Yukon), the Registrant is required to have an audit committee. The Registrant’s current audit committee consists of:

Name	Present Office

Peter H. Lloyd	Director & CEO
David A. Henstridge	Director
John Nicholls	Director

The audit committee meets with the Registrant’s independent accountants and management periodically to review the scope and results of the annual audit and to review the Registrant’s financial statements and related reporting matters prior to the submission of the financial statements to the Board.

Remuneration Committee

The Registrant does not have a separate remuneration committee. The full Board reviews the terms and conditions of employment and remuneration levels for employees.

D.  Employees

The following table sets forth the number of direct and indirect employees of the Registrant and all of its subsidiaries at December 31 for each of the indicated periods.

Year	Canada	Australia	Slovak Republic	Burundi	Total

2000	3	4	6	2	15

2001	2	6	4	0	12

2002	2	6	4	1	13

The decrease of employees in 2001 from 2000 was due to the closing of the Burundi office due to declaration of force majuere, and a reduction of activities in the Slovak Republic and Canada. All personnel are involved in management and administrative functions.

None of the Registrant’s employees are members of a labour union.

E.  Share Ownership

The following table sets forth, as of April 30, 2003, the number of the Registrant’s Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name residence* and positions, current and former, if any, held in the Corporation	Principal occupation* for last five years	Served as director since	Number of shares owned or controlled at April 30, 2001*	Percentage of shares outstanding

PETER H. LLOYD(1)	Businessman and Investor. President and Chief	August to	6,499,996	6.8%
Applecross, WA	Executive Officer of the Corporation from March 1998	November 1996
Australia	to date.	and since
Chief Executive Officer,		September 1997
President & Director

CECIL R. BOND	Corporate Secretary and Chief Financial Officer of	March 1997	1,882,000	2%
Langley, British Columbia	the Corporation from March 1998 to date;
Canada	Treasurer/Controller of the Corporation from
Corporate Secretary, Chief	September 1996 to date, Treasurer/Controller of
Financial Officer & Director	Argosy Mining Corp from September 1996 to date; Chief
Financial Officer of Argosy Mining Corp. from August
1998 to date; Manager, Coopers & Lybrand, Chartered
Accountants, from January 1995 to September 1996.
Previously a businessman and investor in private
companies.

DAVID A. HENSTRIDGE(1)	President and Director of Peruvian Gold Limited from	March 1999	350,000	**
East Malvern, Victoria	1993 to 2001; Director of Argosy Mining Corp. from
Australia	October 1995 to date, President and Director of Tumi
Director	Resources Limited from January 2000 to date.

Name residence* and positions, current and former, if any, held in the Corporation	Principal occupation* for last five years	Served as director since	Number of shares owned or controlled at April 30, 2001*	Percentage of shares outstanding

JOHN NICHOLLS (1)	Accounting Public Practice Principal (CPA) since 1990	November 2002	62,643	**
Perth, Western Australia	specialising in tax/business consultancy and
Director	provision of Company Secretarial services. Previously
Company Secretary/Chief Finance Officer for Allwood
Ltd. And McLean Bros. & Rigg Ltd. and Finance
Controller for CSR Ltd Refined Products Division ,
NSW, 1980 - 1987.

JOHN MALONEY (2)	Secretary of Wesley College Endowment Fund	April 2003	Nil	Nil
Perth, Western Australia	Association Inc since 1982; Director of Old Wesley
Director	Collegians Association since 1995; Director of
Cybertop Pty Ltd since 1998, Bursar of Wesley College
from 1968 to 1993.

(1)	Member of audit committee.
(2)	John Maloney was appointed to the board on April 8, 2003
(*)	The directors have provided the information as to residence, principal occupation and number of common shares beneficially owned themselves.
(**)	Indicates less than one (1) %

Stock options to purchase securities from the Registrant are granted to directors, officers and employees of the Registrant pursuant to Incentive Option Agreements on terms and conditions acceptable to the regulatory authorities in Australia, notably the ASX. Stock options granted to directors of the Registrant must be approved by the Registrant’s shareholders.

No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. Options to directors expire up to 6 months following the termination of service of the optionee, while options to employees expire up to 30 days following termination of service.

The exercise prices for all currently outstanding stock options were determined in accordance with the ASX guidelines and with the minimum exercise price reflecting the average closing price of the Registrant’s common stock for the five trading days on the ASX immediately preceding the day on which the grant of the stock options was announced, but not including a closing price that occurred earlier than the trading day following the day on which any material change was announced.

The following table sets forth the stock options outstanding at April 30, 2003 to directors and officers of the Registrant and any of its subsidiaries. No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date

Peter H. Lloyd, President, Chief Executive Officer	200,000	A$1.20	May 3, 2003
and a director of the Registrant	1,000,000	A$0.35	May 24, 2006

Cecil R. Bond, Chief Financial Officer, Corporate	150,000	A$1.20	May 3, 2003
Secretary and a director of the Registrant	1,000,000	A$0.35	May 24, 2006

David A. Henstridge, a director of the Registrant	350,000	A$0.35	May 24, 2006

John Nicholls, a director of the Registrant	Nil	n/a	n/a

John Maloney, a director of the Registrant	Nil	n/a	n/a

Item 7 – Major Shareholders and Related Party Transactions

A.  Major shareholders

No beneficial owners of 5% or more of the Common Shares are known to the Registrant except for Mr. Lloyd as disclosed above under Item 6E — Share Ownership. Mr Lloyd’s voting rights do not differ in any way from those of the Registrant’s other shareholders.

At April 30, 2003 there were 158 record holders of the Registrant’s Common Shares resident in the United States, holding 6,404,713 Common Shares. This number represents approximately 6.7% of the total issued and outstanding Common Shares of the Registrant at such date.

The Registrant is a publicly owned corporation, the Common Shares of which are owned by Canadian residents, Australian residents, United States residents, and residents of other countries. To the extent known to the Registrant, it is not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Registrant is not aware of any arrangement, the operation of which may result in a change of control of the Registrant.

B.  Related Party Transactions

See Item 6C — Directors, Senior Management and Employees – Board Practices for further information.

Other than as disclosed here and in Item 6C, there have been no material transactions in the past three fiscal years, and there are no presently proposed transactions, to which the Registrant or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Registrant or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Management believes the transactions referenced above were on terms at least as favourable to the Registrant as the Registrant could have obtained from unaffiliated parties.

C.  Interests of Experts and Counsel

Not applicable

Item 8 –Financial Information

See Item 17 – Financial Statements.

Legal Proceedings

With the exception of the pending NNIH arbitration, there is no other pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings that involve any third party, which may have, or have had in the recent past, significant affects on the Company’s financial position or profitability. This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future

Item 9 – The Offer and Listing

A.  Offer and Listing Details

Stock Price History

In recent years, securities markets in Canada and Australia have experienced a high level of price and volume volatility, and the market price of many resource and resource related companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Registrant’s share price and volume will not occur.

The following table sets out the high and low market prices and the volume of the Common Shares traded on the CDNX for the last 5 years to October 4, 2001 (when the Registrant delisted its shares from the CDNX) and on the ASX from June 6, 1997, the date of listing on the ASX, to April 30, 2003:

Year Ended	ASX High	ASX Low	ASX Volume	CDNX High	CDNX Low	CDNX Volume

1998	A$1.030	A$0.160	19,963,706	$ 0.82	$ 0.10	772,525

1999	A$0.400	A$0.160	17,077,195	$ 0.31	$ 0.11	4,663,108

2000	A$0.570	A$0.130	37,830,577	$ 0.44	$ 0.08	8,856,228

2001	A$0.660	A$0.170	53,546,785	$ 0.45	$ 0.10	5,215,710

2002	A$0.550	A$0.097	21,999,477	N/A	N/A	N/A

March 31, 2001	A$0.260	A$0.170	7,068,016	$ 0.19	$ 0.10	1,051,400

June 30, 2001	A$0.500	A$0.230	18,452,192	$ 0.35	$ 0.14	1,480,900

September 30, 2001	A$0.660	A$0.280	21,058,493	$ 0.45	$ 0.17	2,683,410

December 31, 2001	A$0.500	A$0.240	6,968,084	n/a	n/a	n/a

March 31, 2002	A$0.550	A$0.260	7,866,488	n/a	n/a	n/a

June 30, 2002	A$0.510	A$0.340	7,943,932	n/a	n/a	n/a

September 30, 2002	A$0.500	A$0.130	4,775,564	n/a	n/a	n/a

December 31, 2002	A$0.150	A$0.097	1,413,493	n/a	n/a	n/a

March 31, 2003	A$0.145	A$0.080	754,096	n/a	n/a	n/a

October 31, 2002	A$0.150	A$0.110	511,938	n/a	n/a	n/a

November 30, 2002	A$0.150	A$0.097	445,610	n/a	n/a	n/a

December 31, 2002	A$0.120	A$0.100	455,945	n/a	n/a	n/a

January 31, 2003	A$0.130	A$0.110	417,598	n/a	n/a	n/a

February 28, 2003	A$0.145	A$0.115	662,849	n/a	n/a	n/a

March 31, 2003	A$0.125	A$0.080	273,649	n/a	n/a	n/a

April 30, 2003	A$0.210	A$0.088	914,417	n/a	n/a	n/a

B.  Plan of Distribution

Not applicable

C.  Markets

The principal trading market for the Registrant’s Common Shares is the ASX. Effective June 6, 1997, the Registrant’s Common Shares commenced trading on the ASX under the trading symbol “CIO”. The Registrant’s Common Shares have traded on the CDNX since 1996 under the symbol “CYO”. Effective May 7, 1999 the Registrant’s Common Shares trade on the CDNX and the ASX under the symbol “AGY”. On October 4, 2001 the Registrant delisted its shares from the CDNX due to a lack of trading volume. Management of the Registrant is not aware of any trading market for its Common Shares in the United States.

D.  Selling shareholders.

Not applicable

E.  Dilution

Not applicable

F.  Expenses of the Issue

Not applicable

Item 10 – Additional Information

A.  Share Capital

Not applicable

B.  Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of the Registrant restricts it from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation corporation.

Directors’ Powers

Section 2.1 of the By-laws gives directors a broad discretion to manage the affairs of the Registrant. The directors may, from time to time on behalf of the Registrant, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person. Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of the Registrant or other person. Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Registrant.

Section 2.2 of the By-laws provides that the quorum necessary for the transaction of the business of the directors shall be a simple majority of directors.

Section 2.3 of the By-Laws authorizes the Board of Directors to appoint one or more additional directors between annual general meetings.

Section 2.14 of the By-laws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the By-laws upon the directors’ power to vote compensation to themselves or any members of their body.

Section 2.17 of the By-laws of the Registrant (the “By-laws”) provides that a director who is a party to a material contract or a proposed material contract with the Registrant or who is the director or an officer of or has a material interest in any person who is a party to a material contract, or a proposed material contract with the Registrant, shall disclose in writing to the Registrant or request to have entered in the minutes of meetings of directors, the nature and extent of his interest. All such disclosures shall be made at the time required by the applicable provisions of the Yukon Business Corporations Act (the “Act”) and directors shall refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Act. Subject to the Act, a director who is prohibited by the Act from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.

The directors of the corporation have the authority under the By-Laws to provide financial assistance by means of loan guarantee or otherwise on account of expenditures incurred on behalf of the corporation, to a wholly-owned subsidiary and to employees to assist with living accommodations or share purchase plans unless the corporation does not have the funds.

The directors have the authority under the By-Laws to appoint officers to serve at the pleasure of the Board. The powers of the directors set forth in the By-laws and Articles can be varied by amending the By-laws and/or Articles. Section 175 and 179 of the Act provides that a corporation may amend its Articles by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution. A special resolution means a resolution passed by a majority of not less than two thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors

There is no provision in the By-laws or Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

There is no requirement for directors to hold a share in the capital of the Registrant as qualification for his office. Section 106 of the Act provides that no person is qualified to act as a director if that person is:

(a)	under the age of 19 years;
(b)	found to be incapable of managing the person’s own affairs by reason of mental infirmity;
(c)	not an individual; or
(d)	a person who has the status of bankrupt.

Section 102 of the Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Section 2.6 of the By-laws provides for the election and removal of a director. The office of a director shall be vacated if the director (i) dies or resigns his or her office by notice in writing delivered to the registered office of the Registrant; or (iii) ceases to be qualified to act as a director pursuant to the Act. Section 110 of the Act provides that the shareholders may by ordinary resolution at a special meeting remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his or her stead.

Share Rights

All of the authorized shares of common stock of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, or any other distribution of the assets of the Registrant among its shareholders for the purpose of winding up its affairs after the Registrant has paid out its liabilities. There are no time limits on dividend entitlement. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds majority .

Meetings

The Act provides that the Registrant must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held. The Registrant must give to its shareholders entitled to receive notice of a general meeting not less than 21 days’ and not more than 50 days’ notice of any general meeting of the Registrant, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. Section 151 of the Act require the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting. Not less than 21 days before each annual general meeting of its shareholders the directors of the Registrant must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, and the report of the auditor to the shareholders.

The Act provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may requisition the directors to call and hold a general meeting.

Two persons present in person and entitled to vote at the meeting will constitute a quorum for a general meeting.

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the Registrant and others who although not entitled to vote are entitled or required under the provisions of the Act or By-laws of the Registrant to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

All questions at meetings of shareholders shall be decided by the majority of the votes cast in favour. Any question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is requested. If a poll is required by the chairman of the meeting or is duly demanded by a shareholder, a poll upon the question shall be taken in the manner the chairman of the meeting directs. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote.

Limitations on Ownership of Securities

Except for as described in Item 10 D – Additional Information – Exchange Controls, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Registrant.

Change in Control of Corporation

No provision of the Registrant’s articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Registrant, and operate only with respect to a merger, acquisition or corporate restructuring of the Registrant or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the Securities Act.

Conditions Governing Changes in Capital

There are no conditions imposed by the By-laws or Articles of the Registrant regarding changes in the capital that are more stringent than is required by law.

C.  Material Contracts

Contract	Item Reference	Exhibit Number

Tripartite Agreement between the Registrant, Norilsk and SMT	4 B 1	4.1

Plan of Arrangement with Argosy Mining Corp.	4 A	4.2

Management Agreement with Peninsular Services Pty Ltd	6 C	4.3

Management Agreement with C.R. Bond	6 C	4.4

Tripartite Agreement

Under the Tripartite Agreement signed October 16, 2001 between the Registrant, Norilsk and SMT, Norilsk is required to fund and complete a bankable feasibility study on the New Caledonian Nickel Project. Norilsk refunded an agreed portion of the Registrant’s costs of the New Caledonian Nickel Project which totalled US$7.166 million. Upon completion of the bankable feasibility study, Norilsk will hold 45% of the New Caledonian Nickel Project, the registrant will hold 45% and SMT will hold 10%. Norilsk has the option to increase its holdings at that time to 70% by paying the Registrant US$17.5 million and providing funding guarantees. Norilsk can then purchase the Registrant’s remaining 20% for consideration of US$12.5 million plus an agreed 20% of the Net Present Value of the New Caledonian Nickel Project.

Plan of Arrangement

Under a plan of arrangement between the Registrant and Argosy Mining Corp to combine assets, which was completed on May 10, 1999, the Registrant acquired all outstanding shares of Argosy Mining Corp by the exchange of 3 common shares of the Registrant for every 5 common shares of Argosy Mining Corp. This resulted in Argosy Mining Corp becoming a wholly-owned subsidiary of the Registrant.

Management Agreement with Peninsular Services Pty Ltd

Effective January 1,2000, pursuant to an agreement between Peninsular Services Pty Ltd (“Peninsular”), a corporation controlled by Peter H. Lloyd, and the Registrant, Peninsular provides management and consulting services of Mr. Peter H. Lloyd, for consideration of A$200,000 per year. Effective November 1, 2001 the consideration payable was increased to A$250,000 per year. In addition, Peninsular provided office facilities, personnel and secretarial services which amounted to a consideration of approximately A$531,000 for the year and will also supply the services of additional consultants at the request of the Registrant. Effective January 1, 2002, Peninsular will no longer provide office facilities and will only provide personnel, secretarial services and consultants. These services are provided to the Registrant by Peninsular and currently amounts to approximately A$408,000 per year.

Management Agreement with C.R. Bond

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and C.R. Bond (“CRBC”), CRBC provides financial and corporate management services to the Corporation in consideration of $75,000 per year. The agreement may be terminated by either party with 60 days notice in writing. In addition, Mr. Bond is paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between Argosy Mining Corp.(“AMC”) and CRBC for services provided to AMC. Effective November 1, 2001 the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.

Principals’ Escrow Shares

As a condition of the approval by the CDNX of the acquisition of Andover by AMC, certain shareholders of Andover were required to deposit a total of 3,563,280 Andover shares into escrow. Pursuant to the acquisition of Andover, AMC issued 4 new AMC shares for each Andover share held, resulting in 14,253,120 AMC shares being held in escrow (the “Escrow Shares”). The Escrow Shares are eligible for release on the basis of 1/7th being released on the date of issue, being March 9, 1999 and a further 1/7th on the annual anniversary of such issue. At March 31, 1999, 2,036,160 of the Escrow Shares had been released from escrow leaving a total of 12,216,960 AMC shares subject to escrow, which, pursuant to the Plan, were exchanged for 7,330,177 shares in the Registrant and are subject to release on the same basis. As of April 30, 2003 a total of 1,810,061 shares in the Registrant were subject to escrow.

D.  Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 10 E — Taxation.

Except as provided in the Investment Canada Act (“ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Common Shares of the Registrant.

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $223,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

The provisions of the ICA are complex, and the above is a limited summary of the main provisions of the ICA. Any non-Canadian citizen contemplating an investment to acquire control of the Registrant should consult professional advisors as to whether and how the ICA might apply.

For purposes of the ICA, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

E.  Taxation

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations generally applicable to U.S. holders of the Registrant’s Common Shares.

The tax consequences to any particular holder of Common Shares will vary according to the status of that shareholder as either an individual, trust, corporation or member of a partnership, the jurisdiction in which the shareholder is subject to taxation, the place of residence of the shareholder and, generally, the shareholder’s particular circumstances.

This summary is applicable to only those shareholders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Registrant, hold their Common Shares as capital property, and who will not use or hold the Common Shares in carrying on business in Canada. Special rules not discussed in this summary may apply to a U.S. shareholder that is an issuer carrying on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, either the “Tax Act” or “ITA”), the Canada-United States Tax Convention current at the date of this Annual Report (the “Tax Convention”), and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular shareholder and should not be so construed. Each shareholder should consult his or her own tax advisor with respect to the income tax consequences applicable in that shareholder’s own particular circumstances.

Dividends

In the case of any dividends paid to non-resident shareholders of the Registrant, the Canadian tax is withheld by the Registrant, which remits only the net amount to the shareholder. By virtue of

Article X of the Tax Convention, the rate of tax on dividends paid to the U.S. resident shareholders is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Registrant’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-resident shareholders is 25% of the gross dividend.

Disposition of Common Shares

A non-resident of Canada is not subject to tax under the ITA in respect of capital gains realized upon the disposition of Common Shares listed on a prescribed stock exchange unless the shares represent ‘taxable Canadian property’ to the shareholder. A Common Share of the Registrant will be deemed taxable Canadian property to a non-resident shareholder if, at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm’s length, or the non-resident shareholder and persons with whom he/she did not deal at arm’s length, owned 25% or more of the issued Common Shares of the Registrant. In the case of a non-resident holder to whom Common Shares of the Registrant represent ‘taxable Canadian property’ and who is a U.S. resident, generally no Canadian tax is payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property located in Canada or the U.S. shareholder previously held the shares while resident in Canada.

If a non-resident shareholder disposes of the Registrant’s Common Shares to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with that shareholder and which, immediately after the disposition, is connected with the Registrant (i.e., holds 10% or more of the voting rights and market value of the Registrant’s Common Shares), the amount by which the fair market value of any consideration (other than shares of the purchasing corporation) exceeds the paid-up capital for the Common Shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation and subject to withholding taxes as described above.

Where a shareholder disposes of Common Shares to the Registrant (unless the Registrant acquired the shares in the open market in like manner to any member of the public) the result will be a deemed dividend to the U.S. shareholder equal to the amount by which the consideration paid by the Registrant exceeds the paid-up capital of the Common Shares. The amount of such dividend will be subject to withholding tax as previously described.

Material Australian Income Tax Consequences

Management of the Registrant believes that the following general summary fairly describes the principal Australian income tax consequences applicable to a holder of Common Shares of the Registrant who is a resident of the United States and who is not a resident of Australia and who does not use or hold, and is not deemed to use or hold, his Common Shares of the Registrant in connection with carrying on a business in Australia (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Assessment Acts 1936 and 1997 (Australia) (the “ITAA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Australian Taxation Office, and all specific proposals (the “Tax Proposals”) to amend the ITAA and Regulations announced by the Treasurer (Australia) prior to the date hereof. This description is not exhaustive of all possible Australian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The holders and prospective holders of Common Shares of the Registrant should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Registrant in light of their particular tax circumstances.

Dividends

Dividends received by the Registrant from its Australian subsidiary which are paid from after tax retained income (“franked dividends”) are not subject to Australian withholding tax. For the purposes of Australian withholding tax a franked dividend is defined as a dividend that has been franked in accordance with section 160AQF of the ITAA, i.e. a dividend paid out of profits which have borne Australian company tax in accordance with section 160AQF of the ITAA. Unfranked dividends paid by the Australian subsidiary to the Registrant will be subject to a withholding tax in Australia. Where the Registrant is a US resident corporation with at least a 10% shareholding, the withholding rate will reduce to 5% for dividends derived on or after 13 July 2003 (in terms of the entering into force on 12 May 2003 of the protocol to amend the Double Tax Agreement between Australia and the US).

Disposal of shares

A non-resident of Australia will only be subject to Australian capital gains tax on the disposal of an asset if it has the “necessary connection with Australia”. As the Registrant is not an Australian resident public company, as defined by the ITAA, there will not be this necessary connection and the non-resident shareholders of the Registrant will not be subject to Australian capital gains tax on the disposal of their Common Shares in the Registrant.

An exception is noted where a non-resident realizes a profit or gain which represents income attributable to a business of the shareholder carried on in Australia through a “permanent establishment” as defined in the Australia/US Double Tax Agreement. In this instance, a non-resident of Australia may be subject to tax in respect of that profit or gain.

2003 Federal Budget

The Federal Budget delivered May 13, 2003 proposes significant reforms in the area of international taxation. None of the proposals are considered relevant to the thrust of this filing.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation — Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Registrant, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Registrant should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Registrant who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Registrant, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Registrant as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Registrant through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Registrant, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Registrant, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Registrant other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Registrant

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Registrant are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from the Registrant exceed current or accumulated earnings and profits of the Registrant, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Registrant. (See more detailed discussion at "Disposition of Common Shares of the Registrant" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Registrant’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Registrant (unless the Registrant qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Registrant should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Registrant’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Registrant’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Registrant will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Registrant may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Registrant should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Registrant. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Registrant are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Registrant’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Registrant may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Registrant would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Registrant does not actually distribute such income.

The Registrant does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Registrant will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Registrant may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Registrant to be treated as ordinary income rather than capital gain.

The Registrant does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Registrant will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Registrant’s outstanding shares (each a “10% Shareholder”), the Registrant could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Registrant as a CFC would have many complex implications, including that 10% Shareholders of the Registrant would generally (i) be treated as having received a current distribution of the Registrant’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Registrant’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Registrant by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the date of sale is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the common shares sold or exchanged.

If the Registrant is classified as both a Passive Foreign Investment Company as described below and a CFC, the Registrant generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Registrant ending with or within such taxable years of 10% Shareholders.

The Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the

U.S.     and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Registrant believes that it qualified as a PFIC for the fiscal year ended December 31, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Registrant’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Registrant’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Registrant qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant’s first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC. Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Registrant. Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Registrant is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Registrant will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

F.  Dividends and Paying Agents

Not applicable

G.  Statement by Experts

Not applicable

H.  Documents on display

The Registrant’s documents can be viewed at its North American office, located at 20607 Logan Avenue, Langley, BC, Canada. The Registrant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”). The Registrant’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected. and copies ordered at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

I.  Subsidiary Information

Not applicable

Item 11 – Quantitative and Qualitative Disclosures about Market Risk

The Registrant has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. The Registrant’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings. Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses. As the Registrant is engaged in exploring mineral properties which, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk. Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased. Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study. The Registrant has in the past and may in the future finance its activities by the sale of equity and/or debt instruments. This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

Item 12 – Description of Securities other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 – Controls and Procedures

A.  Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

B.  Changes in internal controls.

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16 – Reserved

Part III

Item 17 – Financial Statements

These financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are expressed in Canadian dollars. Such financial statements have been reconciled to United States Generally Accepted Accounting Principles for measurement differences between Canadian and United States GAAP (see Note 10 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3 — Key Information – Selected Financial Data.

Argosy Minerals Inc.
(an Exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2001 and 2000

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Corporation. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Corporation’s independent auditors, PricewaterhouseCoopers LLP, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada and the US to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

Chief Executive Officer Perth Australia	Chief Financial Officer Langley, BC

7 March 2003

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders of Argosy Minerals Inc

We have audited the consolidated balance sheets of Argosy Minerals Inc as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and US generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

7 March 2003

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
As At December 31, 2002 and 2001
(Expressed in Canadian Dollars)

		2002	2001

ASSETS

Current Assets
Cash and cash equivalents		$ 9,780,175	$ 11,097,233
Accounts receivable and prepaids		42,996	26,312
Marketable Securities (fair market value)		263,740	--

		10,086,911	11,123,545

Restricted Cash	Note 3a	157,960	156,000

Mineral Properties and Deferred Costs	Note 3	340,512	10,612,745

Property Plant and Equipment		43,334	9,387

		$ 10,628,717	$ 21,901,677

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$ 325,406	$ 519,027

SHAREHOLDERS' EQUITY

Capital Stock	Note 4
Authorised - unlimited
Issued - 95,969,105 common shares (2001: 95,969,105)		44,075,384	44,075,384

Deficit		(33,772,073)	(22,692,734)

		10,303,311	21,382,650

		$ 10,628,717	$ 21,901,677

Request for arbitration	Note 9

APPROVED BY THE DIRECTORS

Peter H. Lloyd, Director	Cecil R. Bond, Director

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

		2002	2001	2000

Income
Interest		$ 411,203	$ 76,367	$ 143,773

Expenses
Accounting and audit		138,907	159,368	113,786
Bank charges		7,002	3,291	3,843
Capital taxes		832	6,577	225
Depreciation		9,725	30,439	31,904
Directors' fees		24,982	19,576	17,500
Foreign exchange (gain)/loss		(899,844)	(3,054)	13,556
Insurance		53,950	62,851	57,922
Legal		204,195	85,331	24,657
Loss on marketable securities		--	--	10,000
Management and consulting fees		324,703	383,805	312,849
Office		25,589	30,632	45,844
Project assessment		181,358	199,163	21,077
Rent		66,219	105,355	122,864
Salaries and benefits		418,374	278,889	210,268
Shareholder communications		85,278	64,532	36,301
Telecommunications		19,454	24,087	17,465
Transfer agent and stock exchange		51,518	56,001	52,674
Travel		265,626	224,204	106,087
Write-off of mineral properties
and deferred costs	Note 3	10,512,674	7,533,332	--

		11,490,542	9,264,379	1,198,822

Loss for the Year		(11,079,339)	(9,188,012)	(1,055,049)
Deficit - Beginning of Year		(22,692,734)	(13,504,722)	(12,449,673)

Deficit - End of Year		$(33,772,073)	$(22,692,734)	$(13,504,722)

Basic & Diluted Loss per Common Share		$ (0.12)	$ (0.10)	$ (0.01)

Weighted Average Number of
Common Shares Outstanding		95,969,105	95,894,105	95,781,605

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

		2002	2001	2000

Cash Provided from (Used for)

Operating Activities
Loss for the year		$(11,079,339)	$(9,188,012)	$(1,055,049)
Adjustments for:
Depreciation		9,725	30,439	31,904
Foreign exchange (gain)/loss		(804,273)	(10,769)	4,653
Loss on marketable securities		--	--	10,000
Write-off of mineral properties
and deferred costs		10,512,674	7,533,332	--

		(1,361,213)	(1,635,010)	(1,008,492)

Changes in Non-cash Working Capital
(Increase)/Decrease in accounts receivable
and prepaids		(16,684)	28,768	10,638
Increase/(Decrease) in accounts payable
and accrued liabilities		(193,621)	260,950	(63,112)

Cash Flows from Operating Activities		(1,571,518)	(1,345,292)	(1,060,966)

Financing Activities
Issue of capital stock		--	46,511	39,376

Cash Flows from Financing Activities		--	46,511	39,376

Investing Activities
Mineral properties and deferred costs		(240,441)	(1,084,686)	(1,362,866)
Re-imbursement of deferred costs - Nakety	Note 3(c)	--	11,307,948	--
Acquisition of Marketable Securities		(263,740)	--	--
Acquisition of Indian Ocean - cash acquired		--	172,234	--
Purchase of property, plant & equipment		(43,672)	(2,938)	(5,290)
Restricted cash		(1,960)	(9,150)	--

Cash Flows from Investing Activities		(549,813)	10,383,408	(1,368,156)

Foreign Exchange Gain/(Loss) on cash
held in Foreign Currency		804,273	10,769	(4,653)

(Decrease)/Increase in Cash and Cash
Equivalents		(1,317,058)	9,095,396	(2,394,399)

Cash and Cash Equivalents -
Beginning of Year		11,097,233	2,001,837	4,396,236

Cash and Cash Equivalents -
End of Year		$ 9,780,175	$ 11,097,233	$ 2,001,837

1.   Nature Of Operations

The Corporation is in the process of exploring its mineral properties and investigating other possible property acquisitions. The Corporation is involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic. In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation in Burundi. See Note 3(a).

On August 5, 2002, the Corporation received a notice of termination from NN Invest Holdings SA (“NNIH”), a subsidiary of Norilsk Mining Company (“Norilsk”) terminating the Tripartite Agreement (the “Agreement”) between NNIH, Societe des Mines de la Tontouta (“SMT”) and the Corporation for the development of the New Caledonia Nickel Project. See Note 3(c). On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce (“IC”). The request for arbitration seeks to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project. See Note 9.

As yet, it has not been determined if the Corporation’s mineral properties contain ore reserves that are economically recoverable and whether the processing facilities are economically viable. The recoverability of the amounts shown for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2.   Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries:

Company Name	Country

Argosy Mining Corp. ("Argosy")	Canada
Calliope Metals (Holdings) Ltd.	Canada
Calliope Metals Pty Ltd. ("Calliope Metals")	Australia
Andover Resources N.L. ("Andover")	Australia
Kremnica Gold a.s	Slovak Republic
Liberex Limited	Republic of Cyprus
Liberex Mining B.V	Netherlands
Melling Investments Limited ("Melling")	BVI
Balzan Investments Limited ("Balzan")	BVI
Indian Ocean Exploration Limited ("Indian Ocean")	Australia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material measurement differences between Canadian and United States GAAP relating to measurement are explained in Note 10, along with their effect on the Company’s consolidated statements of operations and consolidated balance sheets. Certain additional disclosures as required under US GAAP have not been provided as permitted by the SEC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period. Significant areas where management’s judgement is applied are mineral property valuations and contingent liabilities. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure, the Corporation deposits its funds with major Canadian, Australian and UK banks. A substantial portion of the cash balances are held in Australian and U.S. dollars; accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Marketable Securities

Marketable securities are carried at the lower of cost and quoted market value and consist of shares in a public company quoted on the Australian Stock Exchange.

Property, Plant & Equipment

Depreciation is provided on property, plant & equipment using the straight line method over the estimated useful lives of the assets.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned. Deferred costs will be amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management’s estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation’s investment in mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management’s estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Options

Mineral property option payments are made at the discretion of the Corporation and, accordingly, are accounted for when paid.

Stock Based Compensation

From time to time, the Corporation grants stock options to employees as described in Note 4(c). No compensation expense is recognized when stock options are granted to directors and employees, however, pursuant to CICA 3870 Accounting for Stock Based Compensation, compensation expense of options granted is disclosed as pro-forma information in Note 4. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Basic and diluted loss per share are the same as the effect of potential issues of shares under share option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation’s foreign subsidiaries are integrated foreign operations. Currency translations into Canadian dollars are made as follows:

(i)	monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;
(ii)	non-monetary items at rates prevailing when they are acquired;
(iii)	deferred costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse — see Note 6.

3.   Mineral Properties and Deferred Costs

	Mineral properties	Deferred costs	Total

December 31, 2002
Slovak Gold Property - Kremnica	$ 250,000	$ 90,512	$ 340,512

	$ 250,000	$ 90,512	$ 340,512

December 31, 2001
New Caledonia Nickel Project - Nakety	$2,488,963	$ --	$ 2,488,963
Burundi Nickel Project - Musongati	7,190,700	683,082	7,873,782
Slovak Gold Property - Kremnica	250,000	--	250,000

	$9,929,663	$ 683,082	$10,612,745

a)   Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project. On February 11, 1999, a Mining Convention setting out Andover’s rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament. The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region. Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover’s obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure. Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and plans to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002. The security situation is monitored closely as the Corporation intends to recommence activities as soon as the situation allows.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

(b)   Slovak Gold Property

During the year ended December 31, 2001 the Corporation wrote down its 100% owned investment in the Kremnica Gold Property due to continued low gold prices and the Corporation’s difficulty in introducing a joint venture partner or being able to sell the project. The project was written down by $7,533,332 to its estimated net recoverable amount of $250,000. Costs incurred to maintain the project during 2002 have been deferred as the Corporation estimates these costs will be recoverable due to higher gold prices.

(c)   New Caledonia Nickel Project — Joint Venture Arrangement

On July 25, 2001, the Corporation announced JSC “MMC Norilsk Nickel” had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with Argosy and SMT of the project. The Agreement between NNIH, SMT and the Corporation’s subsidiary Balzan was signed on October 16, 2001. Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred to date, or US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project. Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a termination notice from NNIH terminating its involvement in the project. The termination notice effectively terminated the Agreement and the Corporation wrote off its remaining investment of $2,539,625 in the project. In addition, NNIH issued a request for arbitration through the IC to recover the funds reimbursed to the Corporation of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.

The Corporation is defending the claim for arbitration, which it believes to be wholly without merit. See Note 9.

4.   Capital Stock

(a)   Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

(b)   Issued

	Number of Shares	Amount

Total issued - December 31, 1999	95,669,105	$43,989,497
Shares issued on exercise of stock options	150,000	39,376

Total issued - December 31, 2000	95,819,105	44,028,873
Shares issued on exercise of stock options	150,000	46,511

Total issued - December 31, 2001 and 2002	95,969,105	$44,075,384

(c)   Stock Options

The Corporation grants stock options to employees as determined by the Corporation’s Board of Directors. Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation’s shareholders.

Pursuant to the adoption of CICA 3870 Accounting for Stock Based Compensation, compensation expense of options granted to employees and directors, using the fair value method, is disclosed as pro-forma information.

The assumptions stated below result in an estimated fair value of the Corporation’s stock options granted in 2002 of $0.20 per stock option. This results in a pro-forma compensation expense of $835,000, which would increase the Corporation’s loss per share as indicated below:

December 31, 2002
Loss for the Year	As reported	$ 11,079,339
	Pro forma	$ 11,914,339
Basic Diluted Loss per Common Share	As reported	$ 0.12
	Pro forma	$ 0.12

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4%
Expected Dividend yield	0%
Expected Stock price volatility	75%
Expected Option life in years	4

Option pricing models such as the Black-Scholes require the input of highly subjective assumptions including expected stock price volatility. Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

The status of stock options granted to employees and directors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	December 31, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding - Beginning of Year	3,110,000	$0.66	4,040,000	$0.59
Exercised	--	--	(150,000)	$0.31
Cancelled/Expired	(2,495,000)	$0.56	(780,000)	$0.29
Granted	4,175,000	$0.31	--	--

Options outstanding - End of Year	4,790,000	$0.44	3,110,000	$0.66

The following table summarizes information about exercisable and outstanding stock options at December 31, 2002:

Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$ 0.27	65,000	0.4 years	$0.27
$ 0.31	3,575,000	3.4 years	$0.31
$ 0.53	350,000	0.2 years	$0.53
$ 0.80	150,000	0.6 years	$0.80
$ 1.07	650,000	0.3 years	$1.07

$ 0.00	4,790,000	2.6 years	$0.44

(d)   Escrow Shares

At December 31, 2002 a total of 3,665,092 (2001: 4,886,787) common shares of the Corporation were subject to escrow and are eligible for release, based on the passage of time, as follows:

March 2003	1,221,695
March 2004	1,221,695
March 2005	1,221,702

5.   Related Party Transactions

During the year ended December 31, 2002, $482,389 (2001: $575,156; 2000: $514,750) was paid to five Directors of the Corporation or its subsidiaries, or to companies controlled by them, for Director’s fees, management consulting services and project management and assessment services. Of this amount, the Corporation expensed $482,389 (2001: $544,531; 2000: $387,401) and capitalized $ NIL (2001: $30,625; 2000: $127,349) to deferred costs.

In addition $445,750 (2001: $449,236; 2000: $347,999) was paid to a company controlled by a director for the provision of office facilities and personnel in Australia. These services are provided at cost.

At December 31, 2002, management and consulting expenses payable amounted to $68,445 (2001: $175,068; 2000: $24,000) and are included in accounts payable and accrued liabilities.

6.   Income Taxes

A potential future income tax asset of approximately $2,181,000 arises from the following loss carry forwards:

Non capital loss carry forwards	$5,300,000
Other deductible tax pools	822,000

$6,122,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2003	$1,156,000
2004	--
2005	107,000
2006	888,000
2007	1,576,000
2008	--
2009	1,573,000

Total	$5,300,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,181,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 35.62% (2001 – 44.62%) has been reduced to an effective rate of nil% (2001 – nil%) due to losses for which no tax benefit has been recognized.

7.   Segmented Information

	2002

	Canada	Australia	Slovak Rep.	Burundi	UK	Total

Current Assets	$ 67,092	$ 378,484	$ 10,953	$ --	$ 9,630,382	$10,086,911
Property, Plant & Equipment	7,196	36,138	--	--	--	43,334
Mineral Properties & Deferred Costs	--	--	340,512	--	--	340,512
Other	157,960	--	--	--	--	157,960

	$ 232,248	$ 414,622	$ 351,465	$ --	$ 9,630,382	$10,628,717

	2001

	Canada	Australia	Slovak Rep.	Burundi	UK	Total

Current Assets	$ 159,255	$ 412,556	$ 7,212	$ --	$10,544,522	$11,123,545
Property, Plant & Equipment	6,451	2,936	--	--	--	9,387
Mineral Properties & Deferred Costs	--	2,488,963	250,000	7,873,782	--	10,612,745
Other	156,000	--	--	--	--	156,000

	$ 321,706	$2,904,455	$ 257,212	$ 7,873,782	$10,544,522	$21,901,677

The Corporation’s sole operating segment is the exploration for mineral resources.

8.   Commitments

The Corporation and its subsidiaries have entered into leases, expiring December 9, 2005, for office premises which require rental payments of approximately $3,410 per month until December 31, 2003 and $2,250 per month thereafter.

9.   Request for Arbitration

NNIH, through the IC, issued a request for arbitration for the return of US$7,166,000 paid to the Corporation as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration. The Corporation believes the claim is without merit and is vigorously defending the claim. In addition, the Corporation has filed a counterclaim against NNIH.

10.   Differences between Canadian and US Generally Accepted Accounting Principles (“GAAP”)

The Corporation’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheet

i) Mineral Properties and Deferred Costs	2002	2001

Mineral Properties and Deferred Costs - under Canadian GAAP	$ 340,512	$ 10,612,745
Deferred Costs	(90,512)	(683,082)

Mineral Properties - under US GAAP	$ 250,000	$ 9,929,663

ii) Shareholders' Equity	2002	2001

Shareholders' Equity - under Canadian GAAP	$ 10,303,311	$ 21,382,650
Deficit - under Canadian GAAP	33,772,073	22,692,734
Deficit - under US GAAP	(33,862,585)	(23,375,816)

Shareholders' Equity - under US GAAP	$ 10,212,799	$ 20,699,568

Statement of Operations and Deficit

	2002	2001	2000

Loss for the Year - under Canadian GAAP	$ 11,079,339	$ 9,188,012	$ 1,055,049
Exploration Expenditures and write-downs
- net of recoveries	(592,570)	(8,523,316)	1,362,866

Loss for the Year - under US GAAP	$ 10,486,769	$ 664,697	$ 2,417,915

Basic & diluted loss per common share
- under US GAAP	$ (0.11)	$ (0.01)	$ (0.03)

Deficit - under US GAAP - Beginning of Year	$ 23,375,816	$ 22,711,119	$ 20,293,204
Loss - under US GAAP	10,486,769	644,697	2,417,915

Deficit - under US GAAP - End of Year	$ 33,862,585	$ 23,375,816	$ 22,711,119

(a)

For US GAAP purposes the Corporation expenses exploration expenses when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values. Acquisition costs of mineral properties are capitalized for US GAAP purposes.

(b)

For financial statement disclosure purposes, the Corporation follows the recommendation of APB Opinion 25 in accounting for stock options issued to employees. This requires the recognition of compensation expenses only when the option price is less than the market price on the grant date.

(c)	New Pronouncements

Impairment of Long-Lived Assets

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets.” This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The corporation does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

Item 18 – Financial Statements

The Registrant has elected to provide financial statements pursuant to Item 17.

Item 19 – Exhibits

Exhibit No.	Name of Exhibit

1.1(1)	Certificate and Articles of Incorporation (No. 20340926) - Alberta Business Corporations Act (December 17, 1985) - Goldcap Inc.

1.2(1)	Certificate and Articles of Amendment (July 2, 1987) - Goldcap Inc.

1.3(1)	Certificate of Discontinuation - Alberta Business Corporations Act (September 24, 1987) - Goldcap Inc.

1.4(1)	Certificate and Articles of Continuance (No. 222001-6) - Canada Business Corporations Act (September 24, 1987) - Goldcap Inc.

1.5(1)	Certificate of Extra-Provincial Registration - Province of British Columbia (March 12, 1990) - Goldcap Inc.

1.6(1)	Certificate and Articles of Amendment - Canada Business Corporations Act (March 17, 1994) - Goldcap Inc.

1.7(1)	Certificate and Articles of Amendment including Name Change (October 26, 1994) - Durandel Minerals Corporation

1.8(1)	Certificate and Articles of Amendment (November 28, 1995) - Durandel Minerals Corporation

1.9(1)	Certificate and Articles of Amendment including Name Change (April 22, 1996) - Calliope Metals Corporation

1.10(1)	Certificate and Articles of Continuance (No. 25946) - Yukon Business Corporations Act (June 17, 1997) - Calliope Metals Corporation

1.11(3)	Certificate and Articles of Amendment including Name Change (May 10, 1999) - Argosy Minerals Inc

1.12	Amendment to General By-Laws (May 25, 2000) - Argosy Minerals Inc. Section 7:13 "Show of Hands"

1.13(1)	General By-Laws (January 6, 1987) - Goldcap Inc.

1.14(1)	General By-Laws (September 12, 1995) - Durandel Minerals Corporation

1.15(1)	General By-Laws (April 30, 1997) - Calliope Metals Corporation

4.1	Tripartite Agreement with Norilsk Mining Company and Société des Mines De La Tontouta regarding formation of a Joint Venture to advance the New Caledonian Nickel Project dated October 16, 2001. Redacted version. A Request for Confidential Treatment with

4.2(2)	Plan of Arrangement with Argosy Mining Corp. as part of the Joint Management Information Circular dated March 8, 1999

4.3(3)	Management Agreement with Peninsular Services Pty Ltd

4.4(3)	Management Agreement with C.R. Bond & Co.

4.5(3)	Management Agreement with Canaust Resource Consultants Ltd.

4.6(3)	Generic Argosy Minerals stock option agreement

8.1(1)	List of Subsidiaries

(1)	Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.
(2)	Incorporated by reference to Form 6-K filed April 7, 1999.
(3)	Incorporated by reference to Form 20-F filed June 29

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated: May 20, 2003	By: Cecil R. Bond, Corporate Secretary/CFO/Director

Dated: May 20, 2003	By: Peter H. Lloyd, Chief Executive Officer/Director

CERTIFICATION

        I, PETER H. LLOYD, Chief Executive Officer hereby certify that:

1.     I have reviewed this annual report on Form 20-F of Argosy Minerals Inc.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a)        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b)        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

    (c)        presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or other persons performing the equivalent function):

    (a)        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

    (b)        any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 20, 2003	By: Peter H. Lloyd, Chief Executive Officer (Principal Executive Officer)

CERTIFICATION

        I, CECIL R. BOND, Chief Financial Officer hereby certify that:

1.     I have reviewed this annual report on Form 20-F of Argosy Minerals Inc.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a)        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b)        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

    (c)        presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or other persons performing the equivalent function):

    (a)        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

    (b)        any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 20, 2003	By: Cecil R. Bond, Chief Financial Officer (Principal Financial Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, PETER H. LLOYD, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 20, 2003	By: Peter H. Lloyd, Chief Executive Officer (Principal Executive Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I., CECIL R. BOND, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 20, 2003	By: Cecil R. Bond, Chief Financial Officer (Principal Financial Officer)