Form 20-F
ARGOSY MINERALS INC
filed 2004-05-26
CIK 1047363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

  X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2003

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

95,969,105 Common Shares

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X     Item 18

TABLE OF CONTENTS

TABLE OF CONTENTS 2

GLOSSARY OF TECHNICAL TERMS 4

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS 6

METRIC EQUIVALENTS 7

PART I 8

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS 8
ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE 8
ITEM 3 – KEY INFORMATION 8
A. Selected Financial Data *8*
B. Capitalization and Indebtedness *9*
C. Reasons for the Offer and Use of Proceeds *9*
D. Risk Factors *9*
ITEM 4 – INFORMATION ON THE COMPANY 16
A. History and Development of the Company *16*
B. Business Overview *19*
C. Organizational Structure *33*
D. Property, Plant and Equipment *33*
ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS 35
A. Operating Results *35*
B. Liquidity and Capital Resources *42*
C. Research and Development, Patents and Licences, etc. *43*
D. Trend information *43*
ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 44
A. Directors and Senior Management *44*
B. Compensation *45*
C. Board Practices *47*
D. Employees *48*
E. Share Ownership *49*
ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 50
A. Major shareholders *50*
B. Related Party Transactions *51*
C. Interests of Experts and Counsel *51*
ITEM 8 – FINANCIAL INFORMATION 51
ITEM 9 – THE OFFER AND LISTING 51
A. Offer and Listing Details *51*
B. Plan of Distribution *52*
C. Markets *52*
D. Selling shareholders *52*
E. Dilution *52*
F. Expenses of the Issue *52*
ITEM 10 – ADDITIONAL INFORMATION 52
A. Share Capital *52*
B. Memorandum and Articles of Association *52*
C. Material Contracts *56*
D. Exchange Controls *57*
E. Taxation *58*
F. Dividends and Paying Agents *70*
G. Statement by Experts *70*
H. Documents on display *70*
I. Subsidiary Information *70*
ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 70
ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 71

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of mining terms used in this document:

alluvial	-	Resulting from erosion and weathering of primary occurrences and later transported, relocated and concentrated by a river.
anomaly	-	Statistically variable from the mean or average.
assays	-	Metallurgical procedure for determining grade of sample.
autoclave	-	a metal vessel engineered to withstand high pressures and temperatures in which lateritic ores are treated with sulphuric acid.
basal	-	Lowermost layer or horizon.
beneficiation	-	the operation of separating minerals or particles, usually by metallurgical means, to increase the concentrations of nickel and cobalt in advance of refining.
bimodal population	-	A distribution of a population sample which has two distinct characteristics.
breccia	-	rock consisting of fragments, more or less angular, in a matrix of finer-grained material.
cpht	-	Carats per hundred tonnes.
clast content	-	Composition and rock type of gravel.
concentrate	-	a product containing valuable minerals from which most of the waste material in the ore has been separated, usually by a flotation technique.
conglomerate	-	Sedimentary rock type composed of coarse fragments of rock.
cut-off grade	-	the lowest grade of mineralised material from an ore deposit which is used in ore resource calculations.
Cu	-	Copper.
decantation	-	Metallurgical process where solutions flow or pumped from one process to another.
development	-	the preparation of a mining property for production.
diamond drilling	-	a type of rotary core drilling in which diamonds are used as the cutting tool.
diamondiferous	-	Containing diamond.
DMS	-	Dense Media Separation.
dodecahedron	-	Diamond form developed from the octahedron or cube, often yellow in colour .and of high clarity.
epithermal	-	applied to hydrothermal deposits formed at low temperature and pressure.
etch pits	-	Chemically derived scour marks on surface of diamond caused during ascent of kimberlite.
fault	-	a fracture in a rock along which there has been displacement.
fault system	-	two or more interconnecting faults.
flotation	-	a metallurgical process involving air bubbles to recover a specific mineral from an ore.
frosting	-	Surface feature of diamond - an etching and discolouration which masks true colour.

grade	-	the proportion of an element (or substance) in an ore body - commonly expressed as a percentage for base metals and grams/tonne or oz/ton for precious metals.
g/t	-	Grams per tonne.
gravels	-	Coarse alluvially derived sediments.
hectare	-	a square area of 100 m on each side.
hydrometallurgical process	-	Metal extraction processes using chemicals, often under elevated temperatures and pressures.
hydrothermal	-	hot magmatic emanations rich in water.
inclusions	-	Included minerals within diamond created during formation of diamond.
indicated resource	-

the estimated quantity and grade of that part of a deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made.

inferred resource	-

the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

JORC	-	Joint Ore Reserves Committee.
km	-	kilometres (1000 metres).
laterite	-	a residual deposit derived from the weathering of ultrabasic rocks by the drainage of meteoric water through fractures.
lateritic ore	-	laterite containing nickel and cobalt values in economic concentrations.
leaching	-	the dissolution stage of a hydrometallurgical process.
limonite	-

a hydrated oxide of iron which, in the context of a laterite orebody represents the most heavily weathered portion of the laterite profile, lying closest to surface with high concentrations of contained iron and low concentrations of contained magnesium.

m	-	Metres.
macles	-	Twinned octahedron form of diamond, commonly triangular in shape and tabular.
marine regression	-	Sea retreat during glacial periods.
measured resource	-

the estimated quantity and grade of that part of a deposit for which the size, configuration, and grade have been very well-established by observation and sampling of outcrops, drill holes, trenches and mine workings.

mineralization	-	the presence of minerals of possible economic value.
mineralogy	-	the study of minerals.
mineral resource	-

a deposit or concentration of natural, solid, inorganic or fossilised organic substance in such quantity and at such a grade or quality that extraction of the material at a profit is potentially viable.

octahedron	-	Normal habit of diamond with flat smooth faces and straight edges.
ore	-	a body of rock from which it is or may be possible to extract minerals profitably.
oxide	-	a mineral compound of an element (or elements) with oxygen.
palaeochannel	-	Ancient river course, usually filled in with overburden.
perched gravel	-	Gravel deposit suspended overlying basal gravel.
pressure acid leaching (PAL)	-

the process of mixing sulphuric acid and nickel/cobalt bearing lateritic ore in an autoclave under conditions of high temperature and pressure with the object of dissolving and recovering in concentrated form the contained nickel and cobalt.

probable reserve	-

the estimated quantity and grade of that part of an indicated resource for which the economic viability has been demonstrated by adequate information on engineering, operating, economic, and legal factors, at a confidence level that will allow positive decisions on major expenditures.

proven reserve	-

the estimated quantity and grade of that part of a measured resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate.

refinery	-	a plant or processing facility where ore, concentrates, mixed sulphides or matte are processed into partially or fully refined metals.
reserves	-	Proven, probable, possible.
resistivity	-	Electromagnetic geophysical method used to outline palaeochannels.
resources	-	measured, indicated, drill-inferred, inferred.
saprolite	-	weathered rock in which the original minerals have been almost completely replaced (e.g. by clays) but the original texture of the rock type is preserved.
saprolitic ore	-	saprolite containing nickel and cobalt values in economic concentrations.
serpentinised dunite	-	Altered mafic rock.
strike	-	the course or bearing of a bed or layer of rock.
stoping	-	Underground mining activity to remove ore.
structural corridor	-	Regional lineations of geological structures such as faults.
twinning	-	Referring to crystals that are intergrown.
vein	-	an occurrence of ore with a regular development in length, width and depth.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Some, but not all, forward-looking statements can be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," statements that an action or event "may," "might," "could," "should," or "will" be taken or occur, or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with the Tripartite Agreement arbitration; risks associated with project development; the Registrant's history of losses and lack of revenues; the Registrant's lack of mineral producing properties; the potential inability of investors to enforce U.S. judgments against the Registrant or its officers or directors; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in diamond and metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant's common share  price and volume; and adverse tax consequences to U.S. Shareholders resulting from the Registrant's PFIC status.  Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under "Item 3. - Risk Factors".  Although the Registrant believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, performance and achievements or other future events.  The Registrant is under no duty to update any of its forward-looking statements after the date of this report.  Investors should not place undue reliance on such forward-looking statements.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The following table sets out the exchange rates, based on the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars (CDN$) into United States dollars (US$) in effect for each of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month) and the high and low exchange rates for each of the previous six months:

Year Ended December 31
	2003	2002	2001	2000	1999
Average for Period	0.7205	0.6369	0.6446	0.6726	0.6745

Month Ended
	April 30, 2004	March 31, 2004	February 29, 2004	January 31, 2004	December 31, 2003	November 30, 2003
High for Period	0.7637	0.7645	0.7629	0.7856	0.7738	0.7708
Low for Period	0.7293	0.7418	0.7439	0.7496	0.7459	0.7483

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on April 30, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.7293(US$1.00 = CDN$1.3711) and for the conversion of Australian dollars into United States dollars was 0.7210 (US$1.00 = AUS$1.3869).

The information set forth in this Form 20-F is as at April 30, 2004 unless an earlier or later date is indicated.

PART  I

Item 1 - Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").  The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").  The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. - Operating and Financial Review and Prospects".  Reference is made to Note 11 of the December 31, 2003 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on the Registrant's financial statements.

To date, the Registrant has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments.  The Registrant has financed its operations principally through the sale of its equity securities, and reimbursement of prior expenditures.  The Registrant currently has sufficient funds to maintain operations for the remainder of its fiscal year at its current level of activity. In the event that activities increase or new projects are acquired, the Registrant's ability to continue operations will be dependent on its ability to obtain additional financing.  For particulars, see "Item 4. - Business Overview" and "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources".

	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	$2,493,133	$11,079,339	$9,188,012	$1,055,049	$1,295,988
U.S. GAAP	$2,402,621	$10,486,769	$664,697	$2,417,915	$2,703,493

Basic & Diluted Loss per Common Share
Canadian GAAP	$0.03	$0.12	$0.10	$0.01	$0.02
U.S. GAAP	$0.03	$0.11	$0.01	$0.03	$0.03

Dividends Declared	n/a	n/a	n/a	n/a	n/a

Balance Sheet
Total Assets
Canadian GAAP	$8,261,351	$10,628,717	$21,901,677	$30,609,994	$31,688,779
U.S. GAAP	$8,261,351	$10,538,205	$21,218,595	$21,403,597	$23,845,248

Shareholders' Equity
Canadian GAAP	$7,810,178	$10,303,311	$21,382,650	$30,524,151	$31,539,824
U.S. GAAP	$7,810,178	$10,212,799	$20,699,568	$21,317,754	$23,696,293

Weighted Average Number of Shares Outstanding	95,969,105	95,969,105	95,894,105	95,781,605	82,278,383

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

An investment in the Common Shares of the Registrant should be considered to be highly speculative due to the nature of the Registrant's business, the present stage of its projects and the risks inherent in the development, construction, commissioning of mines and the processing and the sale of diamonds, nickel, cobalt, gold and silver products.

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.

Tripartite Agreement Arbitration

On August 5, 2002 NN Investment Holdings SA ("NNIH") issued a request for arbitration through the International Court of Arbitration of the International Chamber of Commerce ("ICC") for the return of US$7,166,000 paid to the Registrant pursuant to the terms of the Tripartite Agreement for the development of the New Caledonia Nickel Project (as defined below).  In addition, NNIH is claiming US$1,368,222 spent on the project plus costs.  In November 2003, in preliminary proceedings, the Arbitral Tribunal ruled that it had jurisdiction under the terms of the Tripartite Agreement to hear the arbitration claim.  It is too early to determine the outcome of merits on the arbitration claim and the Registrant is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  (See "Item 4.B. - Business Overview - New Caledonia Nickel Project.").  If the Registrant is unsuccessful in defending the claim against it, the loss will have a material adverse effect on the capital resources available to the Registrant and the financial performance of the Registrant.

ii.

Lack of Revenues; History of Losses

The Registrant has not recorded any revenues or net income from its operations nor has the Registrant commenced commercial production on any of its properties over the Registrant's nineteen (19) year existence.  The Registrant has accumulated net losses of approximately $36,000,000 through December 31, 2003.  There can be no assurance that significant additional losses will not occur in the near future or that the Registrant will generate any revenues from mining operations or be profitable in the future.  The Registrant anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years if it adds the consultants, personnel and equipment associated with advancing exploration, development and possible commercial production of its properties should it decide to put a property into production.  The amounts and timing of expenditures will depend on the Registrant's ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Registrant's acquisition of additional properties and other factors, many of which are beyond the Registrant's control.

The Registrant does not expect to receive revenues from operations in the foreseeable future, if at all.  The Registrant expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations.  The development of the Registrant's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that the Registrant will generate any revenues or achieve profitability.

iii.

No Mineral Producing Properties; Registrant is in Exploration Stage

The Registrant is an exploration-stage company.  There are no known ore reserves on the Registrant's properties and any work program on a property would be an exploratory search for ore grade mineralization.  There can be no assurance that the current exploration programs planned by the Registrant will result in a profitable commercial mining operation.

The exploration for and development of mineral deposits is a speculative venture necessarily involving substantial risks.  There is no certainty that the expenditures to be made by the Registrant will result in discoveries of commercially viable mineral deposits.  Few properties which are explored are ultimately developed into producing mines.  The Registrant has no plant or equipment located on any of its sites.  Major expenses may be required to establish ore reserves, develop metallurgical processes, construct mining and processing facilities at a particular site and establish the required infrastructure (i.e., electricity and roads).  In exploring its properties, the Registrant may be subjected to an array of complex economic factors and accordingly, there can be no assurance that feasibility studies will be carried out on any of its properties or that results projected by any feasibility study will be attained in the event that the Registrant commences production on any of its properties.

iv.

Risk of Development

The Registrant has not brought any property in which it had an interest into commercial production.  As such, the Registrant's ability to meet production, timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect the financial performance of the Registrant.

v.

Additional Financing Requirements

The Registrant's operations currently do not provide any cash flow.  In the past the Registrant has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments, or that additional equity financing will be available on terms acceptable to the Registrant, or at all.

The Registrant presently has sufficient financial resources to maintain its current level of operations for at least the remainder of its fiscal year.  Property acquisitions or changes in the scope of the Registrant's operations may require additional funding.  The Registrant's operational budget is based in part on estimates provided by independent contractors.  In the past these estimates have proven to be less than amounts ultimately paid by the

Registrant, largely resulting from changes in the project.  Failure of the Registrant to obtain additional financing, if and as required, on a timely basis could delay some or all of the Registrant's projects.  The Registrant is subject to a timetable in the development of the Burundi Nickel Project (as defined below), which if breached could result in a termination of the Mining Convention which would materially adversely affect the Registrant's ability to complete the Burundi Nickel Project.  (See "Item 4.B. - Business Overview" and "Item 3.D. - Risk Factors - Tripartite Agreement Arbitration").

The Albetros Diamond Project (as defined below) is held under an option agreement.  The option agreement provides for a purchase consideration payable in August and December 2004 of approximately $2.6 million.  If the Registrant elects to exercise such option, it currently has sufficient cash on hand to pay the full option price.  However, should the Registrant not be able to meet the purchase obligations it would materially adversely affect the Registrant's ability to acquire the Albetros Diamond Project.  (See "Item 4.B. - Business Overview - Albetros Diamond Project" and "Item 3.D. - Risk Factors - Tripartite Agreement Arbitration").

Construction of any of these projects will require that the Registrant raise substantial project financing.  The Registrant has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Registrant's control, including the state of financial and equity markets, interest rates, currency exchange rates between Canada, Australia, the U.S., South Africa and Burundi, commodity prices for diamonds, nickel, cobalt, sulphur, gold and silver, energy prices and other factors.  Failure by the Registrant to finance any of the projects could materially adversely affect the Registrant's future financial performance.

vi.

Operational Risks

The business of mining and processing is generally subject to certain types of risks and hazards, including fires, power outages, labour disruptions, the inability to obtain suitable or adequate land, machinery, equipment, or labour, environmental hazards, industrial accidents, unusual or unexpected rock formations, cave-ins, flooding, finished product losses, theft, periodic interruptions due to inclement or hazardous weather conditions and political risk.  Such risks could result in damage to, destruction of or expropriation of mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.  Projects may also be affected by risks of fluctuations in exchange rates and inflation.  No assurance can be given that insurance to cover these risks will be available at economically feasible premiums or at all.  Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Registrant or to other companies within the industry.  To the extent that the Registrant is subject to environmental liabilities, the payment of such liabilities would reduce or exhaust the funds available to the Registrant.  Should the Registrant be unable to fund fully the cost of remedying an environmental problem, the Registrant might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

vii.

Fluctuations in Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of any metals and diamonds produced.  Factors beyond the control of the Registrant may affect the marketability of any substances discovered.  The prices of rough diamonds and various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods.  The supply of and demand for rough diamonds and metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of rough diamonds or any metal will be such that the Registrant's properties can be mined at a profit.

The Registrant does not currently hedge any of its proposed future production, but may do so in the future.

viii.

Uncertainty of Title

Third parties may dispute the Registrant's rights to its mining and other interests.  While the Registrant has investigated title to all its property interests and, to the best of its knowledge, title to all properties is in good standing or are subject to permit renewal application, this should not be construed as a guarantee of title.

Potential project sites in Burundi, South Africa and Nevada, USA may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects.  Such claims or defects could materially adversely affect one or more of the projects and the Registrant's financial performance.

ix.

Foreign Countries and Regulatory Requirements

The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits for exploration and permit renewals.  Permitting for the commencement of mining operations on any of the properties in which the Registrant has an interest will require further processing by government agencies, however, the Registrant does not anticipate being in a position to apply for any of the required permits to commence mining operations on its properties until the end of 2004 at the earliest.  Applications for the renewal of prospecting permits are made as and when required.  The Registrant's management does not expect that any of its properties will have progressed to completion of a feasibility study prior to such time, and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

The Registrant believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Registrant may require for prospecting or the construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Registrant might undertake.

x.

Political Risk and Political Risk Insurance

The Registrant is exposed to political risk as it has projects in areas which may be subject to unstable political situations. The Registrant has not applied for political risk insurance through the Canadian Export Development Corporation.  Should the Registrant apply for such insurance there can be no assurance that insurance will be available at economically feasible premiums or available at all.

The Canadian government, through the Export Development Corporation, may provide insurance to cover unforeseen political risk.  In deciding whether to provide insurance coverage, the Canadian government considers the following factors: whether the Registrant's activities involve economic advantages to Canada, such as the development and preservation of foreign markets or the securing of sources of raw materials not available in Canada; whether there are economic advantages to the host country, such as expansion of employment; whether there is host government approval of the proposed activity; and the size and nature of the activity; however, as a matter of policy, the Canadian government's insurance program covers almost any right that a Canadian company may acquire in a foreign enterprise, including equity, loans, management contracts and royalty and licensing agreements.

Specifically, the Registrant's Burundi Nickel Project is located at Musongati in Burundi in Central Africa where there has been a recent history of political conflict between the various tribal groups.  These groups are seeking to share political and military power. Attempts have been made by the international community to broker an agreement which will allow for an end to the conflict and a peaceful transition of power. The instability within the country gave rise to a declaration of force majeure by the Registrant's subsidiary in April 2000.  Following the implementation of a transitional government in Burundi in November 2001 as a result of the peace accord signed by most of the parties and a subsequent improvement in general security, the declaration of force majeure was lifted on March 28, 2002.  Force majeure was re-imposed in August 2002 following a significant deterioration in security in Burundi. In the event that the political and security situation does not improve the Registrant's ability to proceed with the Burundi Nickel Project will be materially adversely affected.

xi.

Environmental Factors

While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary.  The Registrant's projects are at an early stage and will require substantially more work regarding environmental matters and will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent.  Therefore, existing and possible future environmental legislation, regulations and actions in Burundi, South Africa and the USA could cause additional expense, capital expenditures, restrictions and delays in the Registrant's activities undertaken in connection with the projects.  The continued conduct of each of the Registrant's projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested.  Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant's operations and financial performance.

xii.

Infrastructure Issues

The Burundi Nickel Project will require significant infrastructure upgrades, particularly relating to transportation (rail, road and neighbouring country harbour facilities) as well as the provision of additional electrical power.  Delays in infrastructure upgrades or the requirement for the Registrant to finance such upgrades may materially adversely affect the Registrant's financial performance.

xiii.

Reliance on Key Personnel

The Registrant is heavily dependent upon the expertise of certain of its own or its subsidiaries' key officers.  The loss of the services of one or more of these individuals could have a material adverse effect on the Registrant.  The Registrant's ability to recruit and retain highly qualified management personnel is critical to its success.  There can be no assurance that the Registrant will be successful in attracting and retaining skilled and experienced management; if it is unable to do so this may materially adversely affect the Registrant's financial performance.

xiv.

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

xv.

Absence of Dividends

The Registrant has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that the Registrant's board of directors (the "Board") will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Registrant's Common Shares in the foreseeable future, if at all.

xvi.

Currency Fluctuation

The Registrant maintains its banking accounts mostly in Australian dollars.  The Registrant's office in Canada (using Canadian dollars) and office in Australia (using Australian Dollars) and proposed operations in Burundi (using Burundian francs), in South Africa (using Rands) and in the USA, and the proposed sale of metals and diamonds which are priced in U.S. dollars make it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results from operations.  The Registrant does not currently engage in hedging activities.

xvii.

Competition

The Registrant competes with other development companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Registrant.  Nevertheless, the market for the Registrant's potential future production of diamonds, nickel, cobalt, gold and silver tends to be commodity-oriented rather than company-oriented.  If it successfully reaches commercial production, the Registrant will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Registrant's financial performance.

xviii.

Dilution

The Registrant may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Registrant's Common Shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Registrant will be subject to additional dilution.

The Registrant is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of the feasibility studies, may also issue substantial additional shares to finance the construction of any or all of its projects.

xix.

Volatility of Common Share Price and Volume

The Registrant's Common Shares are listed for trading on the Australian Stock Exchange ("ASX").  The Registrant's listing on the CDNX was voluntarily terminated on October 4, 2001 due to lack of trading volume. Shareholders of the Registrant may still be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all.  Furthermore, there can be no assurance that the Registrant will continue to be able to meet the listing requirements of the ASX or achieve listing on any other public trading exchange.  The market price of the Common Shares may be affected significantly by factors such as changes in the Registrant's operating results, the completion or delay of a positive feasibility study, the availability of construction financing, fluctuations in the price of metals and diamonds, the interest of investors, traders and others in small exploration stage public companies such as the Registrant and general market conditions.  In recent years the securities markets in Australia have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalisation exploration companies similar to the Registrant, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies.  There can be no assurance that future fluctuations in the price of the Registrant's shares will not occur.

xx.

Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant's PFIC Status

The Registrant believes that it qualified as a passive foreign investment company ("PFIC") for the fiscal year ended December 31, 2003 and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant's Common Shares because the only source of income is interest, a passive source of income under the PFIC rules.

See "Item 10.E. Taxation - United States Federal Income Tax Consequences" for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

xxi.

Potential Inability to Enforce U.S. Judgments against the Registrant or its Officers and Directors

The Registrant is incorporated under the laws of the Yukon Territory, Canada and, all of the Registrant's directors and officers are residents of either Canada or Australia.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

Item 4 - Information on the Company

A.

History and Development of the Company

Argosy Minerals Inc. was incorporated in the Province of Alberta pursuant to the Business Corporations Act (Alberta) on December 17, 1985, was continued under the Canada Business Corporations Act on September 24, 1987 and was continued pursuant to the Business Corporations Act (Yukon) on June 17, 1997.

The head office and address for service of the Registrant is 20607 Logan Avenue, Langley, British Columbia, V3A 7R3, Canada - tel. (604) 530-8436 and its registered and records office in Canada is located at 3081 Third Avenue, The Drury Building, Whitehorse, Yukon, Y1A 4Z7, Canada - tel. (867) 668-4405.  Its registered office in Australia is Suite 3, Parkview, 23 Richardson Street, South Perth, Western Australia, Australia 6151 - tel. (011) 618-9474-4178.

In May 1998, the Registrant revised the scope of its nickel project to improve the economics of the project by reducing the anticipated costs associated with transporting ore from New Caledonia to Australia.  The revised scope included a joint venture equity participation in SMT's Nakety concessions, whereby the Registrant would complete a feasibility study for the mining and processing of the ore in New Caledonia.  A Heads of Agreement was signed, subject to further negotiation and finalisation, to form a joint venture company that would undertake the construction of a mine and processing facility to be located in the Canala region of New Caledonia. This agreement was superseded by a Tripartite agreement between the Registrant, SMT and Norilsk, signed in October 2001, under which Norilsk would complete a Bankable Feasibility Study by December 2004.  On August 5, 2002 the Registrant received a termination notice from Norilsk subsidiary NNIH, terminating its involvement in the New Caledonia Nickel Project.  The termination by NNIH effectively terminated the Registrant's interest in the New Caledonia Nickel Project.  In addition NNIH, through the ICC, issued a request for arbitration for the return of US$7,166,000 paid to the Registrant as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration.  In November 2003, in preliminary proceedings, the Arbitral Tribunal ruled that it had jurisdiction under the terms of the Agreement to hear the arbitration claim.  It is too early to determine the outcome of the merits of the arbitration claim, which it believes to be wholly without merit and has filed a counter claim against NNIH.  See "Item 4.B. - Business Overview - New Caledonia Nickel Project".

Principal Capital Expenditures and Divestitures

The Registrant's Principal Accounting Policies for Project Assessment and Mineral Properties and Deferred Costs are as follows:

i.

Project Assessment

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Registrant decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.

ii.

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

The Registrant will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Registrant's investment in mineral properties.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Registrant has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Registrant's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

The Registrant has financed capital expenditures on its mineral resource projects from funds available after completion of the Plan and receipt of funds from NNIH as follows:

Project	Location	2003	2002	2001

Burundi Nickel Project	Burundi, Central Africa	$19,783	$50,662	$ 62,850
Kremnica Gold Project	Slovak Republic, Central Europe	$33,988	$99,036	$ 64,694
New Caledonia Nickel Project	New Caledonia, South Pacific	nil	$90,512	$957,142

1.

The Registrant acquired the Kremnica Gold Project (as defined below) and the Burundi Nickel Project during the year ended December 31, 1999 following the completion of the Plan whereby Argosy Mining Corp. ("AMC") became a wholly-owned subsidiary of the Registrant.

2.

On August 5, 2002, NNIH terminated its involvement in the New Caledonia Nickel Project which resulted in the loss of the project. Consequently, during the year ended December 31, 2002, the Registrant wrote off its remaining investment in the project in the amount of $2,539,625.

3.

During the year ended December 31, 2002 the Registrant wrote down its investment in the Burundi Nickel Project by $7,973,049 to $nil due to the ongoing political and security problems in the country.

4.

During the year ended December 31, 2003 the Registrant wrote off $19,783 expended on the Burundi Nickel Project during the year.

5.

The Registrant sold the Kremnica Gold Project in July 2003.

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

Project	Location	2003	2002	2001
Burundi Nickel Project	Burundi	$19,783	$7,973,049	nil
New Caledonia Nickel Project	New Caledonia	nil	$2,539,625	nil
Kremnica Gold Project	Slovak Republic, Central Europe	nil	nil	$ 7,533,332

The Registrant sold the Kremnica Gold Project in July, 2003

Divestiture of assets over the last 3 years are as follows:

		Proceeds
Project	Location	2003	2002	2001
Kremnica Gold Project	Slovak Republic	$500,000	-	-

In July 2003, the Registrant completed the sale of its Slovak subsidiary Kremnica Gold a.s., the owner of the Kremnica Gold Project for $500,000.  Previously, during the year ended December 31, 2001, the Registrant wrote down its investment in the project by $7,533,332 to recognize the difficulty in being able to sell the project or introduce a joint venture partner.  Deferred expenditures during 2002 and 2003 amounted to $374,500 resulting in a gain on disposal of $125,500.

Over the next year, the Registrant proposes to finance the following project assessment and capital expenditures on its projects:

Project	Location	2004 (Proposed)
Albetros Diamond Project	Namaqualand, South Africa	$730,000(2)
Nevada Gold Project	Nevada, USA	$250,000
Burundi Nickel Project	Burundi, Central Africa	$50,000

Note:

(1) The Registrant is seeking new opportunities and project assessment or capital expenditures will vary depending on the nature of new projects acquired or the results of assessments of current projects, as well as any change in the security situation in Burundi.

(2) Should the Registrant exercise its option to acquire the Albetros Diamond Project, the acquisition cost will be a further $2.6 million.

These expenditures are being financed from the Registrant's working capital.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of the Registrant's common shares or by it in respect of other companies' shares during the last or in the current financial year.

The Registrant was not involved in any bankruptcy, receivership or similar proceedings, nor was it a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets, with the exception of the Kremnica Gold Project described above, since December 31, 2002 through the date of this Annual Report.

B.

Business Overview

The Registrant is a Yukon corporation involved in the exploration and future development of mineral resources.  Its Common Shares are listed for trading on the ASX under the trading symbol "AGY".

At December 31, 2003 following the sale of the Kremnica Gold Project, the Registrant had three projects namely:

  The Albetros Diamond Project in South Africa;

  The Nevada Gold Project (as defined below) in Nevada, USA; and

  The Musongati Nickel Project in Burundi, which is subject to force majeure.

Apart from the Nevada Gold Project, all of the Registrant's projects are located outside North America and none of the projects are currently in production, consequently the Registrant does not have a source of revenue other than interest income from cash balances.

To date the Registrant has not earned any revenues.

1.

Albetros Diamond Project

The Albetros Diamond project (the "Albetros Diamond Project"), which is an alluvial diamond project, is close to the present-day Buffels River and the De Beers' mining town of Kleinsee and lies immediately to the east of the existing operations of De Beers Namaqualand Mines along the Namaqualand coastline of South Africa. Diamond production from De Beers' Namaqualand operations during 2003 was 829,686 carats grading 13.2 cpht. The principal alluvial diamond target at Albetros Diamond Project is a series of major, gravel-filled palaeo drainage systems, notably the Megalodon and Sidewinder channels, that represent structural corridors in which diamonds may have been successively reworked during periods of marine regression, particularly those coinciding with humid, wet climatic conditions.

The Albetros Diamond Project area is in a remote part of South Africa and apart from the existing operations of De Beers Namaqualand Mines is lacking in infrastructure.  Power lines and roads traverse the project area but the area is without either surface or underground water, being a semi arid desert area.  The project is accessed from the road which joins Port Nolloth with the restricted access town of Kleinsee.

Terms of Option Agreement for the Acquisition of Albetros

The prospecting permit for the Albetros Diamond Project is held by Albetros Inland Diamond Exploration Pty Ltd. ("Albetros").  Pursuant to the agreement entered into between the Registrant's subsidiary Argosy Mining Corporation Pty Ltd, and Albetros and the shareholders of Albetros together with subsequent addendums to the agreement, the Registrant has an option to acquire 85% of Albetros.  The agreement provides for:

a)

an option exercise date of August 31, 2004;

b)

monthly option fees totaling R4,050,000 ($799,000) payable as follows:

- 2003 - R2,400,000 ($469,000) - paid.

- 2004 - R1,650,000 ($330,000) - of which R300,000 has been paid during 2003; and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Registrant exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.

- R5,950,000 ($1,190,000) on December 1, 2004.

The Registrant can withdraw from the agreement to acquire Albetros at any time.

The Registrant has agreed to sell a 5.5% interest in Albetros to Umnotho we Sizwe Diamond Company Pty Ltd. ("Umnotho"), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($220,000), which would result in the Registrant retaining a 79.5% interest in Albetros should the Registrant exercise its option to acquire Albetros.  In addition, Umnotho will refund the Registrant a pro rata portion of expenditures incurred on assessing the Albetros Diamond Project.

Summary of Activities

Commencing in March 2003, with little reliable or useful technical information over the 125 km2 licence area, the Registrant has identified the principal palaeochannel targets, established a major gravel resource and the diamondiferous nature of the Megalodon Channel.  With the unsuccessful application of ground penetrating radar, probe drilling became the preferred exploration tool in tapping beneath the ubiquitous dune shield to locate, map and evaluate the buried palaeochannels.  A total of 9,330 metres of probe drilling was accomplished, sufficient to support gravel estimates of 9.8 million tonnes for the Megalodon Channel and 10.6 million tonnes for the Sidewinder North and South Channels.

Large diameter auger drilling was confined to the northernmost 1.4 km of available Megalodon Channel in Predikant Vlei.  Some 22 holes (940 metres) were drilled at 8 sites generating 42 samples.  Sample processing was undertaken at a nearby DMS plant and diamond recovery through hand sorting at a geological laboratory.  A drill density of one LDA hole per 40,000 m2 and a sample density of 1:5,550 was achieved.  Concentrate sorting yielded 33 diamonds weighing 14.962 carats, the largest a 4.979 carat stone.

Large Diameter Auger Drilling

LDA drilling, employing the Bauer BG36C rig, was conducted over a six week period in the final quarter of 2003 for a total of 940 metres from 22 holes at 8 sites.  Site locations were randomly selected along previous probe drill lines across a strike length of 1.4 km for the purpose of both lateral and longitudinal spread and to shun major zones of basal conglomerate and sandstone. There was no attempt to target and favour the more geologically prospective topographic lows or bedrock depressions. Sample treatment and diamond recovery continued until March 2004 and stone valuations, provided by DeBeers' subsidiary, DTC, were US $314.70 per carat for the parcel of stones recovered.

Summary of Large Diameter Drill Results

Sample     Hole      Bedrock     Sample Interval             Diamonds             Carats               Largest Stone

M1

     2

     36.0

         33.0 - 36.5

       5

2.033

 1.517

M2

     3

     35.4

         33.0 - 35.7

       1

0.583

 0.583

M3

     1

     34.5

         33.5 - 34.7

       1

0.087

 0.087

M4              4

     42.0

         38.0 - 40.0

       2

0.863

 0.745

M5

     4

     42.0

         40.0 - 42.2

       2

0.711

 0.636

M6

     5

     42.5

        (38.0 - 38.5)

       0

   0

     0

M7

     5

     42.5

         39.5 - 42.7

       1

0.263

  0.263

M8

     6

     42.0

         38.0 - 40.0

       0

   0

    0

M9

     6

     42.0

         40.0 - 42.2

       5

0.959

  0.237

M10

     7

     48.6

         45.0 - 47.0

       0

   0

    0

M11

     7

     48.6

         47.0 - 49.0

       0

   0

    0

M12

     8

     49.3

         44.0 - 46.0

       0

   0

    0

M13

     8            49.3

         46.0 - 48.0

       0

   0

    0

M14

     8

     49.3

         48.0 - 49.5

       1

0.270

 0.270

M15

     9

     47.0

         44.0 - 46.0

       0

   0

    0

M16

     9

     47.0

         46.0 - 47.2

       1

0.200

 0.200

M17

   10

     45.5

         42.5 - 45.0

       1

0.090

 0.090

M18

   10

     45.5

         45.0 - 46.0

       0

   0

    0

M19

   11

     44.5

         42.0 - 43.5

       0

   0

    0

M20

   11

     44.5

         43.5 - 45.0

       0

   0

    0

M21

   12

     44.8

         41.7 - 43.5

       0

   0

    0

M22

   12

     44.8

         43.5 - 45.2

       2

0.491

 0.331

M23

   13

     49.5

         45.0 - 48.0

       0

   0

    0

M24

   13

     49.5

         48.0 - 50.0

       1

0.120

 0.120

M25

   14

     49.3

         44.0 - 47.0

       0

   0

    0

M26

   14

     49.3

         47.0 - 49.8

       1

0.226

 0.226

M27

   15

     49.0

         44.0 - 47.0

       0

   0

    0

M28

   15

     49.0

         47.0 - 49.5

       2

5.600

 4.979

M29

   16

     40.8

         38.0 - 39.5

       0

   0

    0

M30

   16

     40.8

         39.5 - 41.0

       0

   0

    0

M31

   17

     39.8

         37.0 - 38.5

       0

   0

    0

M32

   17

     39.8

         38.5 - 40.2

       0

   0

    0

M33

   18

     40.1

         37.0 - 38.5

       0

   0

    0

M34

   18

     40.1

         38.5 - 40.5

       1

0.086

 0.086

M35

   19

     36.5

         32.5 - 35.5

       0

   0

    0

M36

   19            36.5

         35.5 - 37.0

       3

2.263

 2.045

M37

   20

     35.7

         31.5 - 34.5

       0

   0

    0

M38

   20

     35.7

         34.5 - 36.5

       1

0.117

 0.117

M39

   21

     37.5

         31.5 - 34.5

       0

   0

    0

M40

   21

     37.5

         34.5 - 38.3

       0

   0

    0

M41

   22

     40.5

         38.5 - 40.0

       0

   0

    0

M42

   22

     40.5

         40.0 - 40.9

       0

   0

    0

Totals:

                    33                  14.962                   4.979

All oversize reject was logged for clast content, size and shape and checked for significant amounts of conglomerate, footwall clay and minus 12 mm material that may have escaped effective screening as a result of sample overloading in the scrubber.  A number of oversize samples were selected for re-treatment where heavy mineral-rich conglomerate and clay levels exceeded approximately 8% of volume.  These samples were crushed before rejoining the pre DMS circuit.  No diamonds were recovered from oversize fractions.

High levels of concentrate, notably staurolite (SG 3.7) and almandine garnet (SG 4.2), were recovered from gravel samples, averaging 0.44% of head feed.  Given the gravel thickness and upward fining sequence sampled, the average 19.4% oversize fraction (+12mm) is evidence of a mature and reworked basal zone.  The heavy mineral content is on average 53% higher in perched gravel and is not specifically concentrated close to the bedrock interface.  On the basis that 93% of positive results coincide with the coarser, better packed basal gravel, it would appear that the best stone densities do not correlate with the highest heavy mineral concentration and not unexpectedly, are more likely to be dependent on and related to bedrock geometry and local hydraulic conditions. Sample M28 (Hole LDA 15), however, is associated with above average oversize (0.50%) and concentrate content (34.3%).

All except 6 of the Megalodon LDA holes (73%) returned one or more diamonds.  Some 91% of the diamonds recovered (94% of the carats) were sourced from the basal zone. Average thickness of basal gravel zone was 1.6 metres.  Results confirm a bimodal population and sensitivity of the deposit to anomalous large stones.  Two samples (M28 and M36) show evidence of the potential for diamond clustering and the impact on grade from a single stone.

Diamond Size Distribution

 Sieve Size      Carat Size      Diamonds          %           Cum.%         Carats            %              Cum.%

        7

          0.01 - 0.04

0

 0

     0

             0

 0

       0

       10

          0.05 - 0.09

6

18

    18

         0.512

 3

       3

       12

          0.10 - 0.19

               11

33

    51

         1.393

 9

      12

       15

          0.20 - 0.29

8

24

    75

         1.811

12

      24

       17

          0.30 - 0.39

1

 4

    79

         0.331

 2

      26

       18

          0.40 - 0.49

1

 3

    82

         0.410

 3

      29

       19

          0.50 - 0.59

1

 3

    85

         0.583

 4

      33

       21

          0.60 - 0.69

1

 3

    88

         0.636

 4

      37

       22

          0.70 - 0.79

1

 3

    91

         0.745

 5

      42

       23

          0.80 - 0.89

0

 0

    91

             0

 0

      42

       24

          0.90 - 0.99

0

 0

    91

             0

 0

      42

       29

          1.00 - 1.99

1

 3

    94

         1.517

10

      52

       34

          2.00 - 2.99

1

 3

    97

         2.045

14

      66

          3.00 - 3.99

0

 0

    97

             0

 0

      66

          4.00 - 4.99

1

 3

   100

         4.979

34

     100

            TOTALS:             33

       14.962

No in-depth geostatistical analysis of the LDA results has been undertaken, as the program to date is believed to be too limited in size and available data to satisfy acceptable confidence limits.  Sample results, however, have highlighted the consistency in diamond recovery within the basal zone as 16 of the 22 holes proved positive and in addition, the deposit's bimodal diamond population and the importance of the larger gems have been endorsed.

Diamonds were described and individually photographed for database and security purposes.  The majority of stones were colourless dodecahedra.

Diamond Characteristics - Megalodon Channel

Range in diamond size

0.075 carat to 4.979 carats

Arithmetic mean

0.45 carat / stone

Percentage diamonds

9% > 1 carat and 18% > 0.5 carat

Percentage carats

57% > 1 carat and 70% > 0.5 carat

Colour

94% colourless (rare tinge of brown or yellow)

3% yellow brown and 3% brown

Form

61% dodecahedra, 15% irregular, 12% octahedra,

6% macles, 6% flats

Transparency

48% translucent, 45% transparent, 7% opaque

Edges

57% rounded, 43% sharp

Etch pits

24% (minor)

Inclusions

30% (trace - minor)

Frosting

12%

Twinning

9%

Spotting                                               3%

Permit Renewal

29° 25'S
17° 05'E
29° 26' 10"S
17° 8' 35"E
17° 10'E
29° 26' 15"S
17° 7' 0"E
29°26'30"S
17°9'45"E
To Port Nolloth
29°27'15"S
17°8'30"E
KAREEDOORN VLEI 177
AREA TO BE
RETAINED
(6,022 hectares)
AREA FOR
RELINQUISHMENT
JOUMAT 178
29° 30'S
29° 31' 05"S
17° 5' 50"E
29°31'15"S
17° 8'30"E
ROODE VLEY 189
29° 32' 10"S
17° 4' 30"E
PREDIKANT VLEI 190
29°32'30"S
17°9'45"E
29°32'30"S
17°12'15"E
29° 33' 10"S
17°10' 30"E
29° 33' 30"S
17° 10' 5"E
29° 33' 55"S
17° 4' 35"E
29°35'00"S
17°12'10"E
29° 35'S
29° 35' 5"S
17° 11' 5"E
ARGOSY MINERALS INC.
PROSPECTING PERMIT 5/2001
TENEMENT REDUCTION
0
5Km
To Kleinsee
argosy/hugh loo.dgn

An application for the renewal of the Albetros prospecting permit, which expired on March 15, was lodged in January 2004.  As part of the renewal application, the project area has been reduced from 125 km2 to 76 km2 by excising portions on the eastern side of the property which are no longer deemed prospective.  The renewal application is still being processed by the Department of Minerals and Energy.

Black Economic Empowerment and Mining Charter

The South African Mining Charter requires that all new mining projects have a Black Empowerment Entity ("BEE") component in the ownership of the project.  The concept is that by including previously disadvantaged groups initially in the ownership of mining projects, it will facilitate the economic upliftment of all South Africans.  In addition empowerment is expected to provide skills transfer and the general upliftment of disadvantaged communities.

The South African Mining Charter creates opportunities for historically disadvantaged persons and enables the transfer of an equity interest in mining projects to take place in a transparent manner and at fair market value to enable a target of 15% ownership in 5 years and 26% in 10 years.

As part of its agreement for the acquisition of Albetros, the Registrant secured the right to introduce its BEE partner of choice, Umnotho, to Albetros.

Umnotho, a subsidiary of Umnotho we Sizwe Investment Holdings Pty Ltd., is one of the first mining empowerment companies in South Africa.  The Registrant has been in discussions with Umnotho since 2002 regarding such empowerment transactions.

In terms of the agreement, Umnotho acquired an immediate 15% interest in Albetros from the Albetros shareholders.  The acquisition of an interest in Albetros by Umnotho resulted in Albetros meeting the Charter requirements as an empowered company.  The Registrant has agreed to sell 5.5% of Albetros to Umnotho should it exercise its option to acquire the remaining 85% of Albetros.  Umnotho will pay the Registrant in cash for the 5.5% at that time.  In addition Umnotho will refund the Registrant a linked percentage of its exploration expenditures on the Albetros project.

Umnotho has experience in diamonds in South Africa with previous partnerships with De Beers and Southern Era over the Naka Diamond Mine in the Northern Province.  In addition, Umnotho formed part of a consortium which was bidding for the Alexkor diamond operations at the mouth of the Orange River.  Consequently Umnotho brings to the project experience in diamond projects and operating in the Northern Cape Province as well as contributing to the socio-economic development of communities and their environment.

Plan of Operation

The Registrant will evaluate the results of the exploration conducted to date to determine the nature of future exploration programs.  The Registrant expects to conduct further rotary air blast drilling on the project area to further define the available gravel resources and conduct additional large diameter auger drill programs to determine if the gravels in the Sidewinder Channel are diamondiferous.  Sampling to date is considered too small to determine grade for the Megalodon Channel, consequently additional bulk sampling will be required.

2.

Gold in Nevada, USA

Gold Creek

In November 2003, the Registrant entered into an option agreement over a gold-rich vein system ("Gold Creek") in Elko County, Nevada, U.S.A.  The property is located within the southern boundary area of Humboldt National Forest, some 100km north of the town of Elko, and NE of Jerritt Canyon Gold Mine.  Access to the property is via secondary gravel road to the entrance to the national forest and then on tracks which criss cross the area.

The Gold Creek property is covered by 31 unpatented mining claims of 2.6 km2 total area. An additional 2 claims (16.7 hectares) cover water rights.  Mineral rights on the claims are held by Happy Tracks Mining Company.  The option agreement provides for annual payments over 3.5 years totaling US$66,000 with an exercise price of US$1,250,000 for 100% of the mining claims.

The Gold Creek claims cover two past producing mines: Rosebud and St. Elmo.  Gold was reportedly first discovered in the district in the late 1800's when placer mining produced at least 40,000 ounces of gold.  The Rosebud and St. Elmo mines were probably discovered around the same time.  Accurate production figures for the Rosebud underground silver - lead - zinc - copper mine are not known.  Much of the underground development work at the St. Elmo gold mine reportedly took place in the 1940's although there are no records of production.  The main St. Elmo vein system was mined underground along a strike distance of 165m and a limited amount of raising and stoping was carried out in the ore. It has been estimated that some 3,200 tonnes was mined at this time.

The existing high grade gold mineralization at St. Elmo will be the main focus for future work by the Registrant.  Gold is hosted by sulphide-bearing quartz veins and breccias emplaced along NNW- to NE-trending high angle structures within the Cambrian age Prospect Mountain Quartzite.

Recent Exploration

In terms of recent exploration activity, some 6 companies conducted evaluation work in the Gold Creek area between 1962 and 2000.  During 1988 Newmont Exploration Ltd completed chip-channel sampling of the accessible underground workings at St. Elmo, returning assays up to 213g/t.  Newmont noted that "native gold is commonly seen in oxidized cavities within the quartz vein" and that "very flashy ore grades (>22oz/t gold)" do occur.

In 1990, Harrison Western mined about 1,400 tonnes from 90m of drift development within St. Elmo.  The weighted average grade for this material was reported to be ~10g/tgold. Harrison Western supplied a 360kg sample for metallurgical testwork by Hazen Research Inc.  Hazen reported that this sample had an average grade of 8g/t.

Surface sampling of exposed vein/breccia at St. Elmo by Neil and Associates Ltd in 1996 returned assays up to 28.5g/t gold.  Further surface sampling by Mason Exploration Associates Ltd in 1997-99 along a 350m strike over St. Elmo returned assays up to 73g/t.

Golden Hope Mines Limited in 1998 completed an Induced Polarisation survey ("IP") to help define the vein system at St. Elmo.  The IP revealed a well defined resistivity high suggesting that quartz vein/breccia mineralization has a strike length of 600m to 800m with the anomaly open to the north and possibly to the south as well. "Realsection profiles" across the resistivity anomaly suggest that the veins continue below surface to +300m depth.

In 1999, Mason Exploration Associates Ltd completed 3 diamond drill holes at St.Elmo. Covering a strike extent of 200m the three holes returned best results of 2m at 17g/t gold, 0.5m at 6.7g/t gold, and 0.5m at 0.5g/t gold.  The hole with the latter of the above results targeted the northern extension of the IP resistivity anomaly with a 73g/t gold rock chip sample at the surface.

Diamond Jim

In December 2003, the Registrant announced another option agreement over additional claims covering the northern extension of this gold rich system.  The northern extension is covered by 33 unpatented mining claims ("Diamond Jim Mine Claims") that adjoin the Gold Creek claims located to the south.  Mineral rights on the claims are held by a private individual.  The option agreement, at no cost, allows the Registrant until May 2004 to decide on whether to continue exploring the Diamond Jim claim block and to negotiate terms that would govern any extension to the option.

The claims cover a past producing mine, the Diamond Jim Mine, which is located 2 km northwest of St. Elmo Mine.  The earliest development at Diamond Jim probably commenced soon after 1873.  It has been estimated that less than 9,000 tonnes were mined at Diamond Jim prior to 1954.  Recorded production from 1954 to 1985 is:  23,108 oz silver, 152,350 kg lead with minor gold, zinc and copper.

Of interest to the Registrant is known high grade gold mineralisation outcropping to the east of the mine and the likelihood that this mineralisation may be a northerly extension to that at St. Elmo.  An IP completed by Golden Hope Mines Limited in 1998 identified a half km long roughly SSE - trending resistivity high on the eastern slopes of Rosebud Peak (0.5km NE of Diamond Jim mine).  The resistivity high on Rosebud Peak has been described as being coincident with a fault zone that may be closely related to the fault controlling the gold mineralisation at St. Elmo.  Surface rock chip sampling by Mason Exploration Associates Ltd. along a 100m N-S zone above the resistivity high on the eastern slopes of Rosebud Peak returned highest assays:  6.25, 7.85, 9.3, 9.8, 11.97, 12.03, 15.15 and 15.43 g/t gold within quartz veins and breccia in quartzite.

Plan of Operations

Commencing in Spring 2004, proposed work will include a detailed surface mapping program designed to delineate any distinct high grade zones that can be targeted by future drilling. Consideration will be given to extending the past IP survey to map out subsurface extensions of the St. Elmo vein system.  Sufficient strike extent already exists for the discovery of a moderate tonnage high grade 1/2 - 2oz/t gold resource.  At a meeting with officers of Humboldt-Toiyabe National Forest it was confirmed that mining is permitted within the forest subject to the usual regulatory approvals.

3.

Burundi Nickel Project - Musongati

The Burundi Nickel project (the "Burundi Nickel Project") is a proposed venture to mine and process lateritic nickel-cobalt ore to produce nickel and cobalt metal in Burundi.  The Registrant expects that the nickel laterite deposits at Musongati, identified by previous exploration work conducted between 1972 and 1990 by other parties, are sufficiently large to support a mining operation with a life exceeding 20 years - see "Special Note Regarding Forward-Looking Statements".  Testwork by Universal Oil Products in 1978-79 indicated the ore is amenable to leaching using the PAL process, followed by counter current decantation and iron precipitation, prior to the precipitation of an intermediate product which may then be further refined to produce LME grade nickel and LMB grade cobalt.

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

Mining Convention

In 1998, Andover Resources N.L. ("Andover"), now a wholly-owned subsidiary of the Registrant, negotiated a Mining Convention (the "Convention") with the Government of Burundi to explore and develop the Musongati deposits.  The Convention was ratified by the Burundian National Assembly on March 10, 1999, giving the Registrant the exclusive right to develop the Musongati deposit.  The Convention is a comprehensive agreement that awards mineral rights to the Registrant and sets out a work program and a detailed framework for future development and operation of a mine.  During the initial 3-year exploration period, geological and engineering studies were to be completed, leading to a full project feasibility study.  The Registrant planned a staged exploration program including scoping and pre-feasibility studies that would lead to a full feasibility study.  The program included drilling, ore reserve estimations, metallurgical testing, infrastructure studies and an environmental impact study.  Upon completion of the feasibility study and a decision to proceed, the agreement provides for the awarding of a mining title known as a Mining Concession.  The term of the Mining Concession is 25 years, renewable twice for successive periods of 10 years. If the project proceeds, a new Burundian company in which the Burundian government will have 15% interest, will be incorporated to develop and operate the project.  Within 30 days of receipt of project finance for full mine development, the government will be reimbursed their previous expenditure of US$8.3 million.  A 5-year tax holiday will apply to the project, followed by a 35% income tax rate.  Mine equipment, materials and fuels will be tax and duty exempt.  Force majeure and international arbitration provisions normal to the industry apply.

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

i.

Land

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits are reserved for Andover pending the completion of a feasibility study at Musongati.  On April 19, 2000, Andover declared force majeure and curtailed operations in Burundi due to the deteriorating security situation.  In March 2002, the declaration of force majeure was lifted due to improved security conditions in Burundi; however, due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002.  The exploration licence is extended for the duration of force majeure and has a remaining term of approximately 18 months once force majeure is lifted.  The Musongati licence area is sparsely populated due in part to the poor lateritic soil.

ii.

Transportation

The Burundi Nickel Project is accessed by roads which are mostly in good condition.  A network of trails and roads crosses the main areas of the licence.  During construction and operation, the Burundi Nickel Project will require the importation of significant quantities of goods not locally available.  As Burundi is a landlocked country, approximately 1100 km from the Indian Ocean, transportation infrastructure is a key issue to the economics of the project.  Initial investigations have determined both the preferred route, as well as which consumables will need to imported.  The preferred transportation corridor is from the port of Dar es-Salaam in Tanzania on the east coast of Africa, by the existing railway to Kigoma, just south of Burundi.  From there, a regional road network will be utilised to truck material north to Musongati.  Most of the parts necessary to construct the plant will have to be imported and transported along this route.  The major consumables once production commences will be fuel, sulphur (for acid) and dolomite (as a neutralising agent).  Fuel and sulphur will be sourced on the world markets and shipped via the above route, while dolomite will be sourced locally within Burundi and trucked to Musongati.  There can be no assurance that such consumables will be available or deliverable to the Registrant at prices that would make the Burundi Nickel Project economically feasible.

iii.

Services

The Burundi Nickel Project has access to electricity via hydroelectric facilities in the country and elsewhere in the region.  The existing national electricity grid does not currently have enough capacity to provide power to the Burundi Nickel Project.  The Registrant intends to generate electricity via fuel-powered generator sets or alternatively to utilise new sources of electricity.  There is potential to generate electricity by steam co-generators powered by the sulphuric acid plant.  A number of independent proposals to create or expand hydroelectric facilities in the country and in the region, which could be advantageous to the project, are at the planning stage.  There can be no assurance that sufficient access to electricity will exist in the future or can be created to power the Burundi Nickel Project.

iv.

Tailings

The process residue (or tailings) that remains after the production of nickel and cobalt will be safely stored in tailings impoundment areas in the general vicinity of the processing plant.  The Registrant began to identify suitable areas in 1999 which would require further study as part of the feasibility study.

v.

Environment

The Convention specifies a requirement for an environmental impact study as part of the feasibility study.  World Health Organization standards are to be the reference standards and the Convention allows for a minimum monitoring/maintenance period of two years following the completion of mining.

vi.

Permitting/Approvals

The Convention requires that the government issue Mining Title to the Registrant within three months of application following the completion of a feasibility study and the decision to proceed to development of the mine.

Plan of Operations

The Registrant's plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals ("PGMs") from the nickel laterite deposits at Musongati.  The Registrant provided to the government a staged work program and scheduled a costing study to up-date the previous studies, leading to a full project feasibility study in 2001.  The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects.  On April 19, 2000 the Registrant's subsidiary Andover declared force majeure due to delays to the feasibility study caused by security issues in the region. As a result of this declaration, activities on the project were suspended.  Pursuant to the Convention, Andover's obligations under the Convention are suspended for a period of up to 2 years while the declaration of force majeure is in effect. The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Convention have been extended by the period of force majeure.  Due to the subsequent deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002.

During 2002, the Registrant engaged the international engineering firm Sinclair Knight Merz ("SKM") to conduct a critical cost review of the Burundi Nickel Project.  The study concluded that the project may prove uneconomic, using nickel and cobalt prices of $3.00/lb and $7.50/lb respectively, if one were to simply attempt to exploit the nickel laterite orebody.  However, due to the fact that the laterite orebody overlies a large basic/ultrabasic instrusive complex containing known nickel sulphide and associated PGMs it may provide an opportunity for a staged development utilizing the PGM potential at Musongati.

In order for the Registrant to complete the current stage of the development of the Burundi Nickel Project there must be a sustained return to political stability and security following which, it must undertake various steps, including the following:

i.

secure a commitment from a financial and/or technical joint venture partner;

ii.

establish the PGM potential at Musongati;

iii.

complete the feasibility study;

iv.

obtain any necessary approvals and permits required in order to operate the nickel processing facility;

v.

acquire the right to lands on which the nickel and cobalt processing facility and associated infrastructure will be constructed; and

vi.

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

4.

New Caledonia Nickel Project

The New Caledonia Nickel project ("New Caledonia Nickel Project") was a proposed joint venture to explore the feasibility of mining and processing lateritic nickel-cobalt ore to produce nickel and cobalt metal in New Caledonia.

Tripartite Agreement

The Registrant had previously entered into a Heads of Agreement with SMT to carry out a feasibility study, at the Registrant's risk, for the development of a nickel refinery based upon SMT's mining concessions at Nakety and at Bogota.  The Heads of Agreement also provided for a joint venture to be established between the Registrant and SMT to develop the project.   On July 25, 2001, the Registrant announced JSC "MMC Norilsk Nickel" had taken the positive decision to proceed with the Nakety/Bogota project in New Caledonia by completing the bankable feasibility study leading to the joint development with the Registrant and SMT of the project.  A Tripartite Agreement (the "Agreement") between NNIH, a wholly owned subsidiary of the group Norilsk Mining Company ("Norilsk"), SMT and the Registrant's subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, Norilsk reimbursed the Registrant 45% of its costs incurred to date, or US$7.166 million (Cdn$11,307,948).  On August 5, 2002, the Registrant received a termination notice from NNIH, terminating its involvement in the New Caledonia Nickel Project.  The termination by NNIH effectively terminated the Registrant's interest in the New Caledonia Nickel Project.  In addition NNIH, through the ICC, issued a request for arbitration for the return of US$7,166,000 paid to the Registrant as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration.  In November 2003, in preliminary proceedings, the Arbitral Tribunal ruled that it had jurisdiction under the terms of the Agreement to hear the arbitration.  The Registrant has denied all allegations made by NNIH in its request for arbitration and have instructed their attorneys to vigorously defend against such claims, which it believes to be wholly without merit, and has filed a counterclaim against NNIH

NNIH had, in accordance with the terms of the Agreement, agreed to bear a portion of the previously expended costs of the project in the amount of US$7,166,000 and had undertaken to complete the Bankable Feasibility Study at the cost of US$15,000,000 (a total of US$22,166,000) in consideration of which, NNIH would earn a 45% interest in the project.

The termination of the agreement resulted in NNIH not completing the Bankable Feasibility Study at a cost of US $15,000,000 and the loss of the New Caledonia Nickel Project to the Registrant.  As a result, the Registrant has lost the opportunity to fully value its 45% interest in the project.

5.

Kremnica Gold Project and Ukraine

Sale of Kremnica

Previously the Registrant had entered into an agreement with Eurogold Limited ("Eurogold") regarding participation in gold exploration and production in Romania which would have involved exchanging the ownership of the Registrant's Kremnica gold project (the "Kremnica Gold Project") in Slovakia.  The agreement with Eurogold provided for the exchange of Kremnica for an equity interest in Eurogold subsidiary Explorer S.A. A condition subsequent of the Agreement was that Explorer complete a joint venture agreement with the State Mining Company of the Ukraine (Ukrainian Polymetals), over a 360 sq. km exploration licence in the Carpathian gold belt of SSW Ukraine.  This under-explored region is host to a number of documented precious metal deposits including Beregove, Kvasove and Muzhievo.

The agreement was subsequently terminated and in failing to achieve the condition subsequent, Eurogold and the Registrant no longer had an agreement regarding ownership of the Kremnica Gold Project.  This project then reverted back to the Registrant.

Following the termination of the agreement with Eurogold, the Registrant entered into a transaction with Tournigan Gold Corporation for the sale of the Kremnica Gold Project in March 2003.  This decision was made after a re-evaluation of the project by the Registrant concluded that the project did not provide sufficient economic return at prevailing gold prices.

On May 29, 2003, the Registrant announced that Tournigan had completed its due diligence for the acquisition of Kremnica and that it was proceeding with the acquisition.  The sale of Kremnica was completed and the Registrant received payment of $500,000 on July 22, 2003 in settlement of the sale of the Kremnica Gold Project.

Ukraine

Following the termination of the agreement with Eurogold, the Registrant entered into an agreement with the State Joint Stock Company Ukrainian Polymetals ("UKP") and Ukrainian Innovation Financial Company ("UIFC"), regarding the purchase of an interest in Zakarpatpolymetals ("ZKP").  In addition the agreement provided for the opportunity to enter into joint ventures over the gold deposits known as Muzhievo, Beregove and Kvasove in the Carpathian gold belt of SSW Ukraine.

The Muzhievo deposit, which is currently being mined, comprises epithermal-style stockworks and veins hosting gold and gold-polymetallic (lead, zinc and minor copper) mineralization. The veins at Muzhievo occur beneath stockworks in volcanic tuffs of the Beregove caldera.

Mine Visit

An inspection was made of the Muzhievo underground mine and plant by the Registrant in May, 2003 as part of its due diligence.  The current operations mine exclusively stockwork oxide ore containing 5-6 g/t gold.  Gold beneficiation is by means of a simple gravity circuit. UKP also presented the Registrant with summary information on six gold deposits situated in southern Ukraine.  With four of the deposits being essentially "abandoned" only two were available for a field visit.  In both deposits gold mineralisation is confined to narrow, discontinuous structures with grades being highly variable.  Neither of the deposits was considered to be of further interest to the Registrant.

Project Data from UKP

Data made available to the Registrant by UKP had indicated a multi-million ounce gold potential in the gold-polymetallic deposits of the Beregove gold district.  In technical reporting produced by UKP, non-JORC compliant resources in the Beregove gold district were stated (in Soviet-era P1, P2 and P3 categories) as 52.7Mt at 3.37g/t gold and 25.78g/t silver, containing 5.7 million ounces of gold and 43.7 million ounces of silver. In addition to the above, the district was also reported to host a C1 plus C2 resource of 16.7Mt at 2.15 g/t gold and 36.5 g/t silver, containing 1.2 million ounces of gold and 19.7 million ounces of silver. All of the C-class resources were apparently contained within the Muzhievo deposit. Although the P-class resources, based on limited drilling, are considered to be quite speculative, the C-class resources are based on underground development and substantial drilling. It was this sort of sizeable resource estimate that originally attracted the Registrant's attention to Ukraine.

Resource data acquired by the Registrant

In early June 2003 the Registrant acquired a comprehensive computerised technical database in relation to the Beregove gold district from a major western mining company.  This database was the product of a due diligence carried out over the course of a year during the mid 1990's.

Using the database and applying geostatistical resource modelling techniques (non-JORC) and a cut-off grade of 1.0 metre at 3.5 g/t gold-equivalent (the gold equivalent is a grade encompassing gold, silver, lead and zinc content of the ore) and using 1997 metal prices for gold, silver, lead, zinc, the resource at Muzhievo was estimated to be 6.2 million tonnes at 3.62 g/t gold, 35.3 g/t silver, 2.17% lead and 5.25% zinc, for only 720,000 ounces of gold.

Most of the reduction in tonnage (from 16.7Mt to 6.2Mt) took place in the gold-only (but with silver credits) and gold-base metal veins, with the stockwork zones remaining intact.  It is estimated that the gold-only veins and stockworks carry just 30% of the contained gold at Muzhievo with the balance held within gold-base metal veining. Only 7% of the total drilling was conducted at Beregove which apparently accounts for over half the reported resource, while the current mining operation is at Muzhievo where 93% of holes were drilled.  Only minor drilling was completed at Kvasove.

Revision of Potential

Following a detailed review of the database, the Registrant concluded that the remaining gold-only resources at Muzhievo have limited tonnage potential.  The narrow vein-style gold-base metal sulphide mineralisation developed at Beregove, Kvasove and deeper parts of Muzhievo is of limited interest to the Registrant given the apparent narrow veins and gold grades that were generally poorer than those within the gold-only veins/stockworks.  The deposits have therefore proven to be more of academic rather than commercial interest.

Consequently the Registrant withdrew from purchasing a minority interest in ZKP and from proceeding with a Program of Development for the Muzhievo mining complex, notifying UKP on July 7, 2003 and informing shareholders on the same day.

C.

Organizational Structure

The following chart represents the inter-corporate relationships between the Registrant and its wholly-owned subsidiaries, as well as the jurisdiction of incorporation of each of these entities.

D.

Property, Plant and Equipment

The Registrant at December 31, 2003, did not have any plant and equipment, mines or producing properties.  The Registrant is an exploration stage company, and it has not determined whether its properties contain ore reserves that are economically recoverable.

The Registrant owns and has options to acquire mineral properties as part of its business, as described in detail in "Item 4.B. - Business Overview".  These include the following:

Name	Licence	Type	Size
[1] Albetros Diamond Project	PP5 / 2001	Prospecting Licence	125 km2
[2] Nevada Gold Project		Unpatented Mining Claims	2.6 km2
Burundi Nickel Project	Decree 100/32	Musongati Exploration Licence	171.1 km2

1.

Option to acquire up to 85% of Albetros Inland Diamond Exploration Pty Ltd, the owner of the prospecting licence.  An application for the renewal of the prospecting licence was filed in January 2004 over a reduced area of 76 km2.  The existing licence expired on March 15, 2004.

2.

Option to acquire 100% of the unpatented mining claims owned by Happy Tracks Mining Company which cover the now-abandoned St. Elmo and Rosebud mines and an Option with the owner of the abandoned Diamond Jim mine claims to acquire these claims subject to entering into a further agreement.  The Option with Happy Tracks Mining Company includes two unpatented claims over water rights.

1.

Albetros Diamond Project

The Albetros Diamond Project covers an area of approximately 76 km2 and lies approximately 15 km north of Kleinsee which is a restricted access town.  Albetros is an alluvial project which abuts the coastal Kleinsee, Dreyers Pan and Twee Pad mines of DeBeers and is downstream of the river-related mines of Langhoogte, Nuttabooi, Wolfberg and Bontekoc.

Diamonds were transported from inland and deposited via the fossil Buffels River in trap sites such as meander loops and bedrock depressions.  Diamondiferous deposits occurred as isolated remnants along the Buffels River east of Kleinsee having escaped destruction during renewed incision coincident with marine regressions and represented dissected relics of fluvial gravels on raised embankments and within channels of the Proto Buffels River.  The deposits are blanketed by thick aeolian and fluvial sand up to 30m thick.

To date, four phases of rotary air blast drilling ("RAB") has been conducted totalling 9,330 meters from 317 holes.  A total of 22 large diameter auger ("LDA") holes were drilled into the Megalodon Channel to establish the diamondiferous nature of the gravels encountered in this channel.  A total of 33 diamonds with a total caratage of 14.97 carats, the largest stone being 4.97 carats, were recovered.  RAB drilling has been sufficient to establish a gravel resource of 5.4 million tonnes with potential for a further 3.7 million tonnes available in the southern extension of Megalodon.

The Sidewinder channel, which lies to the east of Megalodon has been tracked for approximately 13 km and RAB drilling conducted to date has resulted in a combined gravel estimate of 9.2 million tonnes over 10.5 kms of strike.  Overburden varies between 25 m and 37 m.  Three LDA holes drilled at Sidewinder had to be abandoned due to free running sand causing the sides of the holes to collapse.  Future LDA drilling will require the use of bentonite to stabilize the sides of the holes.  Additional LDA drilling will be required to establish if the gravels are diamondiferous.

2.

Burundi Nickel Project - Musongati

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

3.

Nevada Gold Project

The Nevada Gold project (the "Nevada Gold Project") consists of a total 31 unpatented mining claims situated within the Southern boundary of the Humbolt National Forest, some 100 km north of Elko in Nevada, USA.  These claims are held under an option agreement with Happy Tracks Mining Company.  The project includes a further 33 claims over which the Registrant has an option agreement with the owners until May 2004 which allows for the Registrant to enter into a further option agreement to purchase all the claims.

The project area covers 3 now abandoned mines and has been subject to exploration by a number of companies between 1962 and 2000.  The results of that exploration reported underground chip channel sampling assays from workings of up to 213 g/t and surface sampling of up to 73 g/t gold over 350 m.  Three diamond drill holes covering a strike length of 200 returned best results of 2 m at 17 g/t, 0.5 m at 6.7 g/t and 0.5 m at 0.5 g/t gold.

Item 5 - Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in cash flows and results of operations of the Registrant for the past three fiscal years should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

A.

Operating Results

Critical Accounting Estimates

The detailed accounting policies are discussed in the attached annual financial statements, however, the following accounting policies require the application of management's judgment:

(a)

Mineral property valuations - Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities - Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Overview

The Registrant's activities are primarily directed to exploring existing and future mining mineral properties.  The Registrant does not currently have a producing mine or processing facility.  Activities over the last three years include a pre-feasibility study for the construction of a nickel/cobalt processing facility and general exploration to locate and evaluate mineral properties that have been acquired by the Registrant.  Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations.  Exploration costs relating to the Registrant's properties and engineering studies are capitalized as mineral properties and deferred costs.  Should the Registrant abandon a property or project, the related deferred costs will be charged to operations.  Administrative costs not associated with property exploration or project development were charged to operations.  Costs associated with the evaluation of new opportunities are charged to operations as project assessment expenditure, when incurred.  Excess cash is invested by the Registrant in short-term investments.

The Registrant's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Registrant, conforms quantitatively in all material respects for the periods presented with US GAAP except for the measurement differences referred to in Note 11 to the financial statements of the Registrant.

The Registrant's consolidated financial statements were prepared on a going-concern basis which assumes that the Registrant will be able to realize assets and discharge liabilities in the normal course of business.

From incorporation in December 1985, the Registrant has been exclusively a natural resource company engaged in the business of exploration of diamonds, metals and minerals.  At this stage of its development the Registrant has no producing properties and consequently, has no current operating income or cash flow.

The Registrant has not yet determined whether its properties contain ore reserves that are economically recoverable.  As a result, the Registrant is considered an exploration stage company.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Registrant's interest in the underlying mineral claims, the ability of the Registrant to obtain necessary regulatory and environmental operating permits, the ability of the Registrant to obtain necessary financing to complete exploration and development and future profitable production from the disposition thereof.

2003 Fiscal Year

During the year ended December 31, 2003, the Registrant progressed the exploration drilling and sampling of the Albetros Diamond Project in Namaqualand, South Africa.  The Registrant

entered into an option agreement, with subsequent amendments (the "Agreement"), with Albetros, the owner of the prospecting permit over the project area, for the acquisition of 85% of Albetros at a cost of R17 million.  The Agreement included monthly option payments, which are deductible from the purchase price, in the event that the Registrant exercises its option to acquire Albetros. The Agreement made provision for participation by a Black Empowerment Group as per the South African Mining Charter.  A total of $1,451,282 was spent on the Albetros Diamond Project in 2003.

Force majeure, imposed in August 2002 on its Burundi Nickel Project, due to security in the country deteriorating, was maintained during 2003 and consequently no work was carried out in Burundi during the year.  A total of $19,783 was spent on the Burundi Nickel Project during 2003.

The Registrant sold the Kremnica Gold Project to Tournigan Gold Corporation after a proposed joint venture transaction with Eurogold Limited failed to proceed.  A total of $33,988 was spent on the Kremnica Gold Project during 2003, prior to its sale for $500,000.

The Registrant evaluated other opportunities including the Beregove Gold Project and the Nevada Gold Project.  A total of $270,081 was spent on evaluating these other opportunities.

2002 Fiscal Year

During the year ended December 31, 2002, the Registrant initially progressed the development of the New Caledonia Nickel Project with its partners NNIH and Societe Des Mines De La Tontouta ("SMT").  In August 2002, the Registrant received a termination notice from NNIH regarding its involvement in the New Caledonia Nickel Project effectively terminating the Registrant's interest in the project.  Subsequently on September 13, 2002, NNIH issued a request for arbitration through the ICC for a return of US$7,166,000 paid to the Registrant plus US$1,368,222 expended on the project plus costs.  Consequently the Registrant wrote off its remaining investment in the New Caledonia Nickel Project of $2,539,625.

The Registrant initiated a work program on its Burundi Nickel Project following the lifting of force majeure in March 2002.  The work program centered around a re-evaluation of existing drill hole core and data and included technical personnel visiting Burundi.  Due to security in the country deteriorating, force majeure was re-imposed in August 2002.  The Registrant has continued to progress the project and commissioned a detailed cost review study completed by the consulting firm SKM.  The costing study concluded that the development of a nickel laterite mine was not economic given the substantial infrastructure requirements, however the platinum group metal ("PGM") potential at Musongati may offer the opportunity to develop the deposit in stages by exploiting the PGM potential.  A total of $99,267 was spent on the Burundi Nickel Project during 2002.

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

2001 Fiscal Year

During the year ended December 31, 2001, the Registrant was engaged in extensive discussions with potential joint venture partners for the New Caledonia Nickel Project, culminating in the signing of an agreement with Norilsk and SMT in October 2001.  This agreement stipulated that Norilsk complete the bankable feasibility study as part of its requirements to earn an interest in the project - See "Item 4.B. - Business Overview - New Caledonia Nickel Project".  The first stage of Norilsk's feasibility work was the Study Definition Phase, which began in October 2001 and was scheduled to be completed by May 2002.  Expenditures by the Registrant during the fiscal year on the New Caledonia Nickel Project totaled $957,142.

Subsequent to year-end at December 31, 2001, the Registrant lifted its declaration of force majeure on the Burundi Nickel Project, which was declared in April 2000 as a result of the worsening security situation in the region at that time.  Operations were to resume as set out in a revised work program under discussion with the Burundian government.  The Registrant spent $62,850 on the Burundi Nickel Project during 2001.

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

The Registrant derives interest income on its bank deposits and other short-term deposits, which depend on the Registrant's ability to raise funds.  Of most significance would be further cash received from issuance of shares to fund ongoing operations or received from joint venture partners reimbursing prior expenditures made by the Registrant on its projects.

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

The dollar amounts shown as deferred exploration expenditures, if any,  are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties net of write-downs provided.  These deferred amounts may not accurately reflect present or future values.

During the year ended December 31, 2003 the Registrant wrote off $19,783 expended on the Burundi Nickel Project, which is still subject to force majeure.

During the year ended December 31, 2002, the Registrant wrote off its investment of $7,973,049 in the Burundi Nickel Project due to ongoing political instability.  In addition, the Registrant wrote off it's investment of $2,539,625 in the New Caledonia Nickel Project following the termination by NNIH of its involvement in the project.   See "Item 4.B. - Business Overview - New Caledonia Nickel Project".

Outlook

The Registrant is currently involved with the assessment of its Albetros Diamond Project and the Nevada Gold Project which are held under option agreements.  The Registrant expects to spend approximately $330,000 on option payments on the Albetros Diamond Project, plus a further $400,000 exploring the property prior to deciding whether or not to exercise its option to acquire the project.  Should the Registrant decide to acquire the project, the purchase price of R17 million ($3,400,000) less all option payments made, will be paid as follows:

i.

R7,000,000 ($1,400,000) on August 31, 2004; and

ii.

R5,950,000 ($1,190,000) on December 1, 2004.

The Registrant expects to spend approximately $50,000 on option payments on the Nevada Gold Project and a further $200,000 on evaluating the properties during 2004.

In addition the Registrant continues to evaluate new opportunities.  Should the Registrant decide to acquire any new projects additional expenditures will be required for these projects.

Administration

Administrative expenses during fiscal 2004 are expected to be similar to those of 2003, however, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support.  Expenses for future periods cannot be predicted.

Albetros Diamond Project

The Registrant is involved in the assessment of the diamond potential of the Albetros Diamond Project, an alluvial diamond project located in Namaqualand on the west coast of South Africa, prior to deciding to exercise an option to purchase Albetros, the holder of the exploration licence over the Project.  The assessment to date has included 9,330 m of rotary air blast drilling to define gravel resources in 2 main paleochannels and 22 large diameter auger holes to extract gravel from the Megalodon Channel and confirm the diamondiferous nature of those gravels.  Further drilling and sampling will be required prior to any decision to proceed with the acquisition of Albetros. See "Item 4.B. - Business Overview - Albetros Diamond Project".

Nevada Gold Project

The Nevada Gold Project was acquired under option agreements in November and December, 2003.  Work is expected to commence on the project in April/May of 2004 and will initially consist of surface sampling and mapping prior to any drilling program being conducted.  See "Item 4.B. - Business Overview - Nevada Gold Project".

Burundi Nickel Project

The Registrant was involved in investigations into the Burundi Nickel Project, which involved a scoping study on the construction of an integrated mine and PAL processing refinery to be sited in Musongati in Burundi.  Studies were focused on important transportation and infrastructure issues.  The Registrant declared force majeure in April 2000 due to the deteriorating security situation in the region, however, the Registrant was able to lift its declaration of force majeure on March 28, 2002 due to the improving security climate.  The Registrant revised the schedule of the exploration program for review by the Ministry for Energy & Mines in Burundi as a first step in re-activating the project.  The revised program included a program to explore the potential for sulphide mineralisation to exist at Musongati as well as a resumption of the program to investigate the possibilities for an integrated nickel laterite mine and PAL processing refinery.  A detailed costing study completed by the engineering firm Sinclair Knight Mertz concluded that a nickel processing facility was uneconomic due to infrastructure requirements using nickel and cobalt prices of $3.00/lb and $7.50/lb respectively.  However a staged development using the PGM potential at Musongati is to be investigated following the lifting of force majeure re-imposed on August 1, 2002, due to security conditions once again deteriorating.  See "Item 4.B. - Business Overview - Burundi Nickel Project".

Summary and Analysis of Financial Operations

Comparison of Fiscal 2003 to 2002

The Registrant incurred a loss of $2,493,133 for the year ended December 31, 2003 compared to a loss of $11,079,339 for the year ended December 31, 2002.  The decreased loss of $8,586,206 is mostly attributable to the decreased write off of mineral properties and deferred costs of $10,492,891, offset by the increase in project assessment expenditures of $1,540,005, increased arbitration costs of $270,055 and decreased income of $136,913.  Income decreased by $136,913 due to the decreased foreign exchange gain of $229,120, the decrease in interest received of $47,841 offset by gains on disposal of the Kremnica Gold Project and the sale of marketable securities.  The Kremnica Gold Project was sold for $500,000, deferred costs associated with the project at the date of sale amounted to $374,500, resulting in a gain on disposal of $125,000.

Interest income of $363,362 for the year ended December 31, 2003, decreased from $411,203 for 2002 as a result of decreasing cash balances.  Cash balances are held mainly in Australian dollars which gives rise to higher interest earnings due to interest rates on Australian dollar investments averaging 4.5% which is higher than rates for Canadian dollar investments.  In addition, foreign exchange gains have resulted from the Registrant holding substantial cash balances in Australian dollars and the Australian dollar strengthening by approximately 7% against the Canadian dollar in 2003.

During the year ended December 31, 2003, cash required for operating activities amounted to $3,234,515 compared to $1,571,518 for the year ended December 31, 2002.  The increase in cash required for operations resulted mainly from increased project assessment costs of $1,540,005 mainly attributed to the assessment of the Albetros Diamond Project.

During 2003, administrative expenses were $1,926,121 compared to $1,696,354 for the year ended December 31, 2002.  The increase of $229,767 arose from increased arbitration expenses of $270,055, increased directors' fees of $43,768, increased management fees of $51,444 and increased insurance premiums of $23,862 offset by decreases in legal expenses of $52,672 and travel of $75,901.

The increased arbitration expenses resulted from the arbitration proceeding between the Registrant and NNIH.  Directors' fees increased due to the addition of a non-executive director in 2003 and directors' fees being increased during 2002.  The increase in management fees resulted from management fees being set in Australian dollars and the Australian dollar strengthening by approximately 7% from January 2002 to December 2003, as well as approximately $31,000 of management fees for 2002 being deferred and capitalized to mineral properties and deferred costs.  There was no increase in the Australian dollar rate paid for management fees in 2003.  Insurance premiums rose due to rapidly rising insurance rates.

The decrease in legal expenses was mainly due to higher fees in 2002 due to issues which arose with NNIH, which is now in arbitration and the decrease in travel was due to the Registrant focusing on its Albetros Diamond Project, requiring less travel.

Project assessment expenditures increased by $1,540,005 mainly due to expenditures of $1,451,282 being incurred on the Albetros Project.

During the year ended December 31, 2003 capitalised expenditures on mineral properties totaled $53,771 compared to expenditures of $240,441 on mineral properties in 2002, a decrease of $186,670.  The decrease was due to the Registrant having sold its Kremnica Gold Project and the Musongati Nickel Project remaining under force majeure.  During the year ended December 31, 2003, $19,783 expended on the Musongati Nickel Project was written off compared to $10,512,674 written off in the year ended December 31, 2002 on the Musongati Nickel Project and the Kremnica Gold Project.

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

During 2002 administrative expenses were $1,877,712 compared to $1,734,101 for the year ended December 31, 2001.  The increase was mainly attributable to the lower level of expenditure on the Registrant's projects due to the introduction of NNIH to the New Caledonia

Nickel Project in October, 2001 and NNIH assuming responsibility for most of the expenditures related to the project, thereby reducing the amount of salaries and benefits deferred to the project together with an increase in legal fees of $118,864 due to legal review of new project opportunities and the arbitration proceedings initiated by NNIH, an increase in salaries and benefits of $139,485 due to more time spent on evaluating new projects and the resultant decline in amounts deferred to projects together with salary increases in November, 2001, a decline in management fees of $59,102 due to the reduction in number of persons providing services offset by increased rates paid for management fees, increase in travel of $41,422 related to joint venture meetings with NNIH, arbitration proceedings and new project evaluation.  Increased costs were offset by a rise in interest received of $334,836 due to increased cash holdings as well as a decline in rent of $39,136 due to lower rentals and costs associated with both the Canadian and Australian offices.

Foreign exchange gains resulted from the Registrant holding most of its cash balances in Australian dollars and the strengthening of the Australian dollar against the Canadian dollar by approximately 9% over the year.

Following the termination of the Agreement by NNIH, the Registrant's interest in the New Caledonia Nickel Project terminated and the Registrant wrote off its investment of $2,539,625 in the project, in addition, the Registrant wrote off its Burundi Nickel Project, totalling $7,973,049, due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

During the year ended December 31, 2002, expenditures on mineral properties totaled $240,441 compared to $1,084,686 on mineral properties in 2001, a decrease of $844,245.  Expenditures decreased from $957,142 on the New Caledonia Nickel Project in 2001 to $50,662 in 2002 due to the introduction of NNIH who paid for the holding costs of the New Caledonia Nickel Project from October 16, 2001 until the project terminated and was written off in August, 2002.  Expenditures on the Kremnica Gold Project amounted to $90,512 in 2002 and expenditures on the Burundi Nickel Project increased from  $62,850 in 2001 to $99,267 in 2002 due to increased activity prior to the re-imposition of the force majeure in August, 2002.

At December 31, 2002, the Registrant has capitalized $340,512 on its Kremnica Gold Property.

B.

Liquidity and Capital Resources

The Registrant's primary source of funds since incorporation has been the issuance of common shares pursuant to various public and private financings and reimbursement of prior expenditures.  The Registrant has had no revenue from mining operations to date and does not anticipate mining revenues in the foreseeable future.

The Registrant's cash balances at December 31, 2003 totaled $8,058,383 compared to $9,780,175 at December 31, 2002.  Aside from such cash, the Registrant has no material unused sources of liquid assets.  The issuance of capital stock resulting from the exercise of stock options contributed $39,376 and $46,511 to cash resources during 2000 and 2001.  During the years ended December 31, 2002 and December 31, 2003, no cash was raised on the issuance of capital stock.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

The Registrant and its subsidiaries have expenditure commitments as at December 31, 2003 for lease payments that expire on December 9, 2005, for office premises which require rental payments of approximately $3,700 per month.  The Registrant currently has sufficient cash on hand to fulfill these expenditure commitments.

At December 31, 2003 the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in. See "Item 4.D. - Property, Plant and Equipment".

In addition, the Registrant anticipates spending approximately $1,500,000 during 2004 for administrative and other operating expenditures at its head office in Langley, British Columbia, and at its Australian offices in Perth, Australia.

The Registrant may decide to acquire new properties, at which time the Registrant may require additional equity financing.  Any such decision will be based on the results of ongoing exploration programs and the response of equity markets to the Registrant's properties and business plan.

The Registrant believes it has sufficient cash resources to fund its operations for at least the next twelve months.  (See "Item 3.D. - Risk Factors - Tripartite Agreement Arbitration").  The Registrant does not have any source of funds other than from the issuance of capital stock and the exercise of options, and the possible joint venture or sale of its mineral properties.  While the Registrant has been successful in the past in raising the necessary funds for the exploration of its mineral properties there is no assurance that funding will be available on terms acceptable to the Registrant or at all.  If such funds cannot be secured, the Registrant will be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements or option agreements.

C.

Research and Development, Patents and Licences, etc.

Please see "Item 4.A. - History and Development of the Company" and "Item 4.B. - Business Overview" for a description of the Company's mineral exploration activities.

D.

Trend information

None of the Registrant's assets are currently in production or generate revenue.  Please see "Item 4.A. - History and Development of the Company" for a description of the Registrant's proposed expenditures for the upcoming year.

A.

Off-balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.

Contractual Obligations

The following summarizes the Registrant's contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

Obligation
2004	2005	2006	Total
Office rent - Australia	$ 44,400	$ 44,400	-	$ 88,800
Property Payments - Nevada	$ 26,000	$ 26,000	$ 26,000	$ 78,000 [1,2]
Option fee - Albetros	$ 270,000	-	-	$ 270,000 [1,3]
Purchase Consideration, Albetros - R 12,950,000	$ 2,590,000	-	-	$ 2,590,000 [1,4]
$ 3,026,800

1.

These agreements are able to be terminated without penalty at the option of the Corporation.

2.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,250,000.

3.

Option fees for January, February and March, 2004 have already been paid.  Option fees for the period April to August 2004 are $40,000-$50,000 / month.

4.

The purchase consideration is R17,000,000 less option fees paid to March 31, 2004 of R2,950,000 and option fees payable of R1,100,000 leaving a balance of R12,950,000 ($2,590,000) payable should the option be exercised.

Item 6 - Directors, Senior Management and Employees

A.

Directors and Senior Management

The following provides a description of the backgrounds of the directors and officers of the Registrant.

Cecil R. Bond, age 47.  Chief Executive Officer of the Registrant as of February 2004; Chief Financial Officer and Corporate Secretary of the Registrant from April 1998 to date and a director of the Registrant from March 1997 to date; Chief Financial Officer and Corporate Secretary of AMC from August 1998 to date; Director of AMC from November 1999 to date;  Mr. Bond is a Chartered Accountant and obtained a Bachelor of Commerce from the University of Cape Town in 1981.  It is expected that Mr. Bond will devote approximately 90% of his time to the Registrant.

Peter H. Lloyd, age 54.  Chairman of the Registrant as of February 3, 2004; Chief Executive Officer of the Registrant from March 1998 to February 2004; Director of the Registrant from August 1996 to November 1996 and September 1997 to date; Chairman of AMC from April 1993 to March 1998; Director of Emmerson Holdings Pty Ltd from 1988 to date; Director of Wedgefield Holdings Pty Ltd from 1988 to date; Director of Peninsular Services Pty Ltd from January 2000 to date; Director of Java Black Mining Pty Ltd from June 1995 to date.

John Nicholls, age 51.  Director of the Registrant from November 2002 to date. Accounting Public Practice Principal (CPA) since 1990 specialising in tax and business consultancy and provision of Company Secretarial services. Previously Company Secretary and Chief Finance Officer for Allwood Ltd. and McLean Bros. & Rigg Ltd. and Finance Controller for CSR Ltd Refined Products Division, NSW, 1980 - 1987.

John Maloney, age 65.  Director of the Registrant from April 2003 to date.  Secretary of Wesley College Endowment Fund Association Inc since 1982; Director of Old Wesley Collegians Association since 1995; Director of Cybertop Pty Ltd since 1998, Bursar of Wesley College from 1968 to 1993.

Marcus N. Foster, age 54. Director of the Registrant from April 2, 2004 to date.  President, Chief Executive Officer and Director of Ross River Minerals Inc., December 23, 1999 to present, President and Chief Executive Officer of Harbour Pacific Oil & Gas Ltd., President of Intwood Investments Ltd., a private investment company.

There are no other arrangements or understandings pursuant to any director or executive officer was selected as a director or executive officer.  There are no family relationships between any two or more directors or executive officers.

B.

Compensation

The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant's most recent fiscal year, directly and indirectly, to all officers and directors in their capacity as such totaled $461,623.

The Registrant paid a total of $68,750 in directors' fees during the year ended December 31, 2003.  Each non-executive director is paid $25,000 per year.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board.  The Board may award special remuneration to any director undertaking any special services on behalf of the Registrant other than services ordinarily required of a director.  Other than as indicated above or in "Item 6. C. - Board Practices", no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

The following table sets out a summary of compensation paid to the executive officers (the "Executive Officers") of the Registrant during the year ended December 31, 2003.

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share nits(1) ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Peter H. Lloyd (5) Chief Executive Officer and Director	Nil	Nil	A$250,000 (2)(4)	1,000,000 (3)	Nil	Nil	Nil
Cecil R. Bond (6) Chief Financial Officer, Corporate Secretary and Director	Nil	Nil	A$175,000 (2)(4)	1,000,000 (3)	Nil	Nil	Nil

(1)

The term "restricted shares" as it is used in this table means shares granted or awarded as compensation, other than incentive stock options, which may be subject to vesting conditions based on performance, lapse of time or continued service with the Registrant or its subsidiary. There are no restricted shares issued by the Registrant within this meaning.

(2)

The exchange rate for an Australian dollar to a Canadian dollar at April 30, 2004 was .9888, and the exchange rate for an Australian dollar to a United States dollar at April 30, 2004 was 0.7210.

(3)

The options granted to the executive officers at A$0.35 per share were approved by shareholders on May 23, 2002.

(4)

Compensation is payable pursuant to management contracts with Peninsular Services Pty Ltd and 667060 B.C. Ltd. respectively, See "Item 6.C.  - Directors, Senior Management and Employees - Board Practices".

(5)

Mr. Lloyd retired as President and Chief Executive Officer of the Registrant on February 2, 2004

(6)

Mr. Bond was appointed President and Chief Executive Officer of the Registrant on February 2, 2004.

The Registrant does not provide for pension, retirement or similar benefits for directors or officers and has not accrued for any such benefits.

Stock options to purchase securities from the Registrant are granted to directors, officers and employees of the Registrant pursuant to Incentive Option Agreements on terms and conditions acceptable to the regulatory authorities in Australia, notably the ASX.  Stock options granted to directors of the Registrant must be approved by the Registrant's shareholders.

No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.  Options to directors expire up to 6 months following the termination of service of the optionee, while options to employees expire at various times between 30 days and up to 6 months following termination of service.

The exercise prices for all currently outstanding stock options were determined in accordance with the ASX guidelines and with the minimum exercise price reflecting the average closing price of the Registrant's common stock for the five trading days on the ASX immediately preceding the day on which the grant of the stock options was announced, but not including a closing price that occurred earlier than the trading day following the day on which any material change was announced.

The following table sets forth the stock options outstanding at April 30, 2004 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Cecil R. Bond, Chief Executive Officer, Chief Financial Officer, Corporate Secretary and a director of the Registrant	1,000,000	A$0.35	May 24, 2006
Peter H. Lloyd, Chairman and a director of the Registrant	1,000,000	A$0.35	May 24, 2006
David A. Henstridge, ex-director of the Registrant (1)	350,000	A$0.35	June 27, 2004
John Nicholls, a director of the Registrant	Nil	n/a	n/a
John Maloney, a director of the Registrant	Nil	n/a	n/a
Marcus N. Foster, a director of the Registrant	Nil	n/a	n/a

(1)  Mr. Henstridge resigned as a director of the Registrant on January 27, 2004.  His options expire 6 months after the date of resignation, being July 27, 2004.

In total, directors, officers and employees hold options that are exercisable into 3,075,000 Common Shares.  The options exercisable include 350,000 options held by a past director, such options expire on July 27, 2004.

The terms and conditions of options which are issued from time to time upon shareholder approval are as follows:

1.

The options may be exercised in a specific period.

2.

Director's options remain exercisable for up to 6 months after the date the Optionee ceases to be a director or officer of the Registrant.  Employee's options remain exercisable for between 30 days and up to 6 months after the date the Optionee ceases to be an employee of the Registrant.

3.

The options are non-transferable.

4.

The exercise price for the options shall be set by the Registrant and all options granted to directors will be approved by shareholders.  Options granted to employees are not subject to approval by shareholders.

5.

The Registrant will not make application to ASX for official quotation of the options.

6.

The Registrant will make application to ASX for the quotation of the shares allotted and issued upon the exercise of an option within 10 business days after allotment and issue of those shares.

7.

All shares issued upon exercise of the options will rank pari passu in all respects with the Registrant's then existing shares.

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

C.

Board Practices

Members of the Board have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the articles and bylaws of the Registrant.  The executive officers of the Registrant serve at the pleasure of the Board.

Effective January 1, 2000, pursuant to an agreement between Peninsular Services Pty Ltd ("Peninsular"), a corporation controlled by Peter H. Lloyd, and the Registrant, Peninsular provided management and consulting services of Mr. Peter H. Lloyd, for consideration of A$200,000 per year.  Effective November 1, 2001, the consideration payable was increased to A$250,000 per year.  In addition, Peninsular provided personnel and secretarial services which amounted to a consideration of approximately A$376,810 for the year and will also supply the services of additional consultants at the request of the Registrant.  Effective February 1, 2004 the agreement with Peninsular Services was terminated and a termination payment of A$445,884 was paid.

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and C.R. Bond ("CRBC"), CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year.  In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC.  Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.  These agreements were superceded effective July, 2003, pursuant to an agreement between 667060 B.C. Ltd. ("667060"), a company controlled by Mr. Cecil R. Bond, and the Registrant, 667060 provides management and consulting services for consideration of A$175,000 per year.  In addition, 667060 provides personnel and office facilities to the Registrant in Canada, which amounted to a consideration of approximately $37,371 for the period July to December, 2003.  Mr. Bond devotes approximately 90% of his time to the Registrant.

Audit Committee

In accordance with the Business Corporations Act (Yukon), the Registrant is required to have an audit committee.  The Registrant's current audit committee consists of:

Name	Present Office
Peter H. Lloyd	Chairman and Director
John Nicholls	Director
John Maloney	Director

The audit committee meets with the Registrant's independent accountants and management periodically to review the scope and results of the annual audit and to review the Registrant's financial statements and related reporting matters prior to the submission of the financial statements to the Board.

The audit committee meets as often as it determines, but not less frequently than quarterly.  The committee reviews all financial statements prior to the submission of those statements to the Board of Directors for approval.  In addition, the committee meets with the independent auditors at least on an annual basis to review and discuss the audit of the Registrant's financial statements.  The audit committee pre-approves all the audit engagement terms and all non-audit services.  Certain services are pre-approved by the audit committee on an annual basis.

The Registrant has established an audit committee charter which deals with the establishment of the audit committee and sets out its duties and responsibilities.

Remuneration Committee

The Registrant does not have a separate remuneration committee.  The full Board reviews the terms and conditions of employment and remuneration levels for employees.

D.

Employees

The following table sets forth the number of direct and indirect employees of the Registrant and all of its subsidiaries at December 31 for each of the indicated periods.

Year	Canada	Australia	Slovak Republic	Burundi	Total
2001	2	6	4	0	12
2002	2	6	4	1	13
2003	3	5	0	0	8

The decrease of employees in 2003 from 2002 was due to the sale of the Registrant's Kremnica Gold Project in the Slovak Republic and ongoing instability in Burundi.  The increase in personnel in Canada is due to increased administrative requirements.

None of the Registrant's employees are members of a labour union.

E.

Share Ownership

The following table sets forth, as of April 30, 2004, the number of the Registrant's Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name, residence* and positions, current and former, if any, held in the Registrant	Principal occupation for last five years	Served as director since	Number of shares owned or controlled at April 30, 2004*	Percentage of shares outstanding
PETER H. LLOYD(1) Applecross, WA Australia Chairman & Director	Businessman and Investor. Chairman and Director of the Registrant from February 2, 2004, President and Chief Executive Officer of the Registrant from March 1998 to February, 2004.	August to November 1996 and since September 1997	6,299,996	6.8%
CECIL R. BOND Langley, BC CANADA President, CEO, CFO, Secretary and Director	Chief Executive Officer of the Registrant from February 2, 2004; Corporate Secretary and Chief Financial Officer of the Registrant from March 1998 to date; Treasurer and Controller of the Registrant from September 1996 to date, Treasurer and Controller of Argosy Mining Corp from September 1996 to date; Chief Financial Officer of Argosy Mining Corp. from August 1998 to date.	March 1997	1,732,000	2%
JOHN NICHOLLS (1) Perth, Western Australia Director	Accounting Public Practice Principal (CPA) since 1990 specialising in tax and business consultancy and provision of Company Secretarial services. Previously Company Secretary and Chief Finance Officer for Allwood Ltd. And McLean Bros. & Rigg Ltd.and Finance Controller for CSR Ltd Refined Products Division , NSW, 1980 - 1987.	November 2002	62,643	**
JOHN MALONEY (1) Perth, Western Australia Director

Secretary of Wesley College Endowment Fund Association Inc since 1982; Director of Old Wesley Collegians Association since 1995; Director of Cybertop Pty Ltd since 1998, Bursar of Wesley College from 1968 to 1993.

		April 2003	Nil	Nil
MARCUS N. FOSTER Vancouver, BC CANADA Director

Director of the Registrant from April 2, 2004 to date.  President, CEO and Director of Ross River Minerals Inc., December 23, 1999 to present, President & CEO of Harbour Pacific Oil & Gas Ltd., President of Intwood Investments Ltd., a private investment company.

		April 2004	Nil	Nil
DAVID A. RUSSELL Perth, Western Australia,	Manager, Corporate Development from September 1997 to date. Previously Mining Investment Analyst with James Capel (Australia) and JDA Anderson (South Africa).	n/a	1,032,800	1.1%

(1)

Member of audit committee.

(*)

The directors and members of management have provided the information as to residence, principal occupation and number of common shares beneficially owned themselves.

(**)

Indicates less than one (1) %

Stock options to purchase securities from the Registrant are granted to directors, officers and employees of the Registrant pursuant to Incentive Option Agreements on terms and conditions acceptable to the regulatory authorities in Australia, notably the ASX.  Stock options granted to directors of the Registrant must be approved by the Registrant's shareholders.

No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.  Options to directors expire up to 6 months following the termination of service of the optionee, while options to employees expire between 30 days and up to 6 months following termination of service.

The exercise prices for all currently outstanding stock options were determined in accordance with the ASX guidelines and with the minimum exercise price reflecting the average closing price of the Registrant's common stock for the five trading days on the ASX immediately preceding the day on which the grant of the stock options was announced, but not including a closing price that occurred earlier than the trading day following the day on which any material change was announced.

The following table sets forth the stock options outstanding at April 30, 2004 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Cecil R. Bond, Chief Executive Officer, Chief Financial Officer, Corporate Secretary and a director of the Registrant	1,000,000	A$0.35	May 24, 2006
Peter H. Lloyd, Chairman and a director of the Registrant	1,000,000	A$0.35	May24, 2006
John Nicholls, a director of the Registrant	Nil	n/a	n/a
John Maloney, a director of the Registrant	Nil	n/a	n./a
Marcus N. Foster, a director of the Registrant	Nil	n/a	n/a

Item 7 - Major Shareholders and Related Party Transactions

A.

Major shareholders

No beneficial owners of 5% or more of the Common Shares are known to the Registrant except for Mr. Lloyd as disclosed above under "Item 6.E. - Share Ownership".  Mr Lloyd's voting rights do not differ in any way from those of the Registrant's other shareholders.

At April 30, 2004 there were 160 record holders of the Registrant's Common Shares resident in the United States, holding 5,588,148 Common Shares.  This number represents approximately 5.8% of the total issued and outstanding Common Shares of the Registrant at such date.

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

B.

Related Party Transactions

See "Item 6.C. - Board Practices" for further information.

Other than as disclosed here and in "Item 6.C. - Board Practices", there have been no material transactions in the past three fiscal years, and there are no presently proposed transactions, to which the Registrant or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Registrant or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Management believes the transactions referenced above were on terms at least as favourable to the Registrant as the Registrant could have obtained from unaffiliated parties.

C.

Interests of Experts and Counsel

Not applicable.

Item 8 -Financial Information

See "Item 17 - Financial Statements".

Legal Proceedings

With the exception of the NNIH arbitration, there is no other pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings that involve any third party, which may have, or have had in the recent past, significant affects on the Registrant's financial position or profitability.  This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Registrant has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.

Item 9 - The Offer and Listing

A.

Offer and Listing Details

Stock Price History

In recent years, securities markets in Canada and Australia have experienced a high level of price and volume volatility, and the market price of many resource and resource related companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values or prospects of such companies.  There can be no assurance that fluctuations in the Registrant's share price and volume will not occur.

The following table sets out the high and low market prices and the volume of the Common Shares traded on the CDNX for the 3 years to October 4, 2001 (when the Registrant delisted its shares from the CDNX) and on the ASX for the last 5 years to April 30, 2004.

Year Ended	ASX high	ASX Low	ASX Volume	CDNX High	CDNX Low	CDNX Volume
1999	A$0.400	A$0.160	17,077,195	$0.31	$0.11	4,663,108
2000	A$0.570	A$0.130	37,830,577	$0.44	$0.08	8,856,228
2001	A$0.660	A$0.170	53,546,785	$0.45	$0.10	5,215,710
2002	A$0.550	A$0.097	21,999,477	n/a	n/a	n/a
2003	A$0.310	A$0.088	19,781,253	n/a	n/a	n/a
Quarter Ended
March 31, 2002	A$0.550	A$0.260	7,866,488	n/a	n/a	n/a
June 30, 2002	A$0.510	A$0.340	7,943,932	n/a	n/a	n/a
September 30, 2002	A$0.500	A$0.130	4,775,564	n/a	n/a	n/a
December 31, 2002	A$0.150	A$0.097	1,413,493	n/a	n/a	n/a
March 31, 2003	A$0.145	A$0.080	754,096	n/a	n/a	n/a
June 30, 2003	A$0.300	A$0.088	6,549,392	n/a	n/a	n/a
September 30, 2003	A$0.200	A$0.120	2,491,000	n/a	n/a	n/a
December 31, 2003	A$0.310	A$0.140	10,009,645	n/a	n/a	n/a
March 31, 2004	A$0.290	A$0.165	10,447,404	n/a	n/a	n/a
Month Ended
October 31, 2003	A$0.260	A$0.140	4,387,326	n/a	n/a	n/a
November 30, 2003	A$0.310	A$0.195	4,004,941	n/a	n/a	n/a
December 31, 2003	A$0.310	A$0.230	1,617,378	n/a	n/a	n/a
January 31, 2004	A$0.285	A$0.210	2,525,843	n/a	n/a	n/a
February 29, 2004	A$0.280	A$0.230	3,920,232	n/a	n/a	n/a
March 31, 2004	A$0.260	A$0.165	4,001,329	n/a	n/a	n/a
April 30, 2004	A$0.190	A$0.150	1,025,731	n/a	n/a	n/a

B.

Plan of Distribution

Not applicable.

C.

Markets

The principal trading market for the Registrant's Common Shares is the ASX.  Effective June 6, 1997, the Registrant's Common Shares commenced trading on the ASX under the trading symbol "CIO".  The Registrant's Common Shares previously traded on the CDNX from 1996 under the symbol "CYO".  Effective May 7, 1999 the Registrant's Common Shares trade on the ASX under the symbol "AGY" and traded on the CDNX under the symbol "AGY" until October 4, 2001 when the Registrant delisted its shares from the CDNX due to a lack of trading volume.

D.

Selling shareholders.

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10 - Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of the Registrant restricts it from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation corporation.

Directors' Powers

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

Section 2.3 of the By-Laws authorizes the Board to appoint one or more additional directors between annual general meetings.

Section 2.14 of the By-laws provides that the remuneration of the directors may be determined from time to time by the directors.  There are no restrictions in the By-laws upon the directors' power to vote compensation to themselves or any members of their body. However ASX rules require that the total amount that can be paid to directors for services as directors be approved by shareholders.

Section 2.17 of the By-laws of the Registrant (the "By-laws") provides that a director who is a party to a material contract or a proposed material contract with the Registrant or who is the director or an officer of or has a material interest in any person who is a party to a material contract, or a proposed material contract with the Registrant, shall disclose in writing to the Registrant or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.  All such disclosures shall be made at the time required by the applicable provisions of the Yukon Business Corporations Act (the "Act") and directors shall refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Act.  Subject to the Act, a director who is prohibited by the Act from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.

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

(a)

under the age of 19 years;

(b)

found to be incapable of managing the person's own affairs by reason of mental infirmity;

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

Meetings

The Act provides that the Registrant must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held.  The Registrant must give to its shareholders entitled to receive notice of a general meeting not less than 21 days' and not more than 50 days' notice of any general meeting of the Registrant, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  Section 151 of the Act require the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting.  Not less than 21 days before each annual general meeting of its shareholders the directors of the Registrant must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, and the report of the auditor to the shareholders.

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

Limitations on Ownership of Securities

Except for as described in "Item 10. D. - Exchange Controls", there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Registrant.

Change in Control of Corporation

No provision of the Registrant's articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Registrant, and operate only with respect to a merger, acquisition or corporate restructuring of the Registrant or any of its subsidiaries.

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

C.

Material Contracts

Contract	Item Reference	Exhibit Number
Tripartite Agreement between the Registrant, Norilsk and SMT	4 B 1	4.1
Management Agreement with Peninsular Services Pty Ltd	6 C	4.2
Management Agreement with C.R. Bond	6 C	4.3
Management Agreement with Peninsular Services Pty Ltd	6 C	4.6
Management Agreement with 667060 BC Ltd	6 C	4.7

Tripartite Agreement

Under the Tripartite Agreement signed October 16, 2001 between the Registrant, Norilsk and SMT, Norilsk was required to fund and complete a bankable feasibility study on the New Caledonia Nickel Project.  Norilsk refunded an agreed portion of the Registrant's costs of the New Caledonia Nickel Project which totaled US$7.166 million.  Upon completion of the bankable feasibility study, Norilsk would have held 45% of the New Caledonia Nickel Project, the Registrant would have held 45% and SMT would have held 10%.  Norilsk had the option to increase its holdings to 70% by paying the Registrant US$17.5 million and providing funding guarantees.  Norilsk could then purchase the Registrant's remaining 20% for consideration of US$12.5 million plus an agreed 20% of the Net Present Value of the New Caledonia Nickel Project.  The Agreement was terminated by Norilsk on August 5, 2002 (See "Item 3.D. - Risk Factors - Tripartite Agreement Arbitration").

Management Agreements with Peninsular Services Pty Ltd

Effective January 1, 2000, pursuant to an agreement between Peninsular Services Pty Ltd ("Peninsular"), a corporation controlled by Peter H. Lloyd, and the Registrant, Peninsular provided management and consulting services of Mr. Peter H. Lloyd, for consideration of A$200,000 per year.  Effective November 1, 2001 the consideration payable was increased to A$250,000 per year.  In addition, Peninsular provided office facilities, personnel and secretarial services in Australia, which amounted to a consideration of approximately A$531,000 for the year and will also supply the services of additional consultants at the request of the Registrant.  Effective January 1, 2002, Peninsular will no longer provide office facilities and will only provide personnel, secretarial services and consultants.  These services were provided to the Registrant by Peninsular and amounted to $376,810 for the year ended December 31, 2003.  Effective February 1, 2004, the agreement with Peninsular Services was terminated and Peninsular Services no longer provides services under any agreements.

Management Agreements with C.R. Bond

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant CRBC, CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year.  In addition, Mr. Bond is paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC.  Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.  Effective July, 2003, pursuant to an agreement between 667060 and the Registrant, 667060 provided management and consulting services for consideration of A$175,000 per year.  In addition, 667060 provides personnel and office facilities in Canada, which amounted to a consideration of $37,371 for the period July to December, 2003.  Mr. Bond devotes approximately 90% of his time to the Registrant.

Principals' Escrow Shares

As a condition of the approval by the CDNX of the acquisition of Andover by AMC, certain shareholders of Andover were required to deposit a total of 3,563,280 Andover shares into escrow.  Pursuant to the acquisition of Andover, AMC issued 4 new AMC shares for each Andover share held, resulting in 14,253,120 AMC shares being held in escrow (the "Escrow Shares").  The Escrow Shares are eligible for release on the basis of 1/7th being released on the date of issue, being March 9, 1999 and a further 1/7th on the annual anniversary of such issue.  At March 31, 1999, 2,036,160 of the Escrow Shares had been released from escrow leaving a total of 12,216,960 AMC shares subject to escrow, which, pursuant to the Plan, were exchanged for 7,330,177 shares in the Registrant and are subject to release on the same basis.  As of April 30, 2004 a total of 905,032 shares in the Registrant were subject to escrow.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See "Item 10. E. - Taxation".

Except as provided in the Investment Canada Act ("ICA"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Common Shares of the Registrant.

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada.  An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $237,000,000.  For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

E.

Taxation

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations generally applicable to U.S. holders of the Registrant's Common Shares.

The tax consequences to any particular holder of Common Shares will vary according to the status of that shareholder as either an individual, trust, corporation or member of a partnership, the jurisdiction in which the shareholder is subject to taxation, the place of residence of the shareholder and, generally, the shareholder's particular circumstances.

This summary is applicable to only those shareholders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Registrant, hold their Common Shares as capital property, and who will not use or hold the Common Shares in carrying on business in Canada.  Special rules not discussed in this summary may apply to a U.S. shareholder that is an issuer carrying on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, either the "Tax Act" or "ITA"), the Canada-United States Tax Convention current at the date of this Annual Report (the "Tax Convention"), and the current administrative practices of the Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences.  It is not intended as legal or tax advice to any particular shareholder and should not be so construed.  Each shareholder should consult his or her own tax advisor with respect to the income tax consequences applicable in that shareholder's own particular circumstances.

Dividends

Pursuant to the Tax Convention, any dividends paid to non-resident shareholders of the Registrant, will generally be subject to Canadian withholding tax ("Part XIII Tax") equal to 15% of the gross amount of any dividend paid or deemed to be paid to the non-resident shareholder on his or her shares.   The Registrant will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of the non-resident shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to U.S. resident shareholders is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Registrant's voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-resident shareholders is 25% of the gross dividend.

Disposition of Common Shares

A non-resident of Canada who disposes of a share, including by deemed disposition on death, will generally not be subject to Canadian tax under the ITA in respect of any capital gains (or be entitled to deduct any capital loss) thereby realized upon the disposition of Common Shares listed on a prescribed stock exchange unless the shares represent 'taxable Canadian property' (as defined by the Act) to the shareholder.  A Common Share of the Registrant will be deemed to be taxable Canadian property to a non-resident shareholder if, at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm's length, or the non-resident shareholder and persons with whom he/she did not deal at arm's length, owned 25% or more of the issued Common Shares of the Registrant.  In the case of a non-resident holder to whom Common Shares of the Registrant represent 'taxable Canadian property' and who is a U.S. resident (under the terms of the Tax Convention), generally no Canadian tax is payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property located in Canada or the U.S. shareholder previously held the shares while resident in Canada.

If a non-resident shareholder disposes of the Registrant's Common Shares to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with that shareholder and which, immediately after the disposition, is connected with the Registrant (i.e., holds 10% or more of the voting rights and market value of the Registrant's Common Shares), the amount by which the fair market value of any consideration (other than shares of the purchasing corporation) exceeds the paid-up capital for the Common Shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation and subject to withholding taxes as described above.

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

Material Australian Income Tax Consequences

Management of the Registrant believes that the following general summary fairly describes the principal Australian income tax consequences applicable to a holder of Common Shares of the Registrant who is a resident of the United States and who is not a resident of Australia and who does not use or hold, and is not deemed to use or hold, his Common Shares of the Registrant in connection with carrying on a business in Australia (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Assessment Acts 1936 and 1997 (Australia) (the "ITAA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Australian Taxation Office, and all specific proposals (the "Tax Proposals") to amend the ITAA and Regulations announced by the Treasurer (Australia) prior to the date hereof.  This description is not exhaustive of all possible Australian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.  The holders and prospective holders of Common Shares of the Registrant should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Registrant in light of their particular tax circumstances.

Dividends

Dividends received by the Registrant from its Australian subsidiary which are paid from profits which have borne Australian company tax ("franked dividends") are not subject to Australian withholding tax.  Unfranked dividends (which are paid from profits which have not borne Australian company tax) paid by the Australian subsidiary to the Registrant will be subject to a withholding tax in Australia.  Where the Registrant is a US resident corporation with at least a 10% shareholding, the withholding rate will reduce to 5% for dividends derived on or after 13 July 2003 (in terms of the entering into force on 12 May 2003 of the protocol to amend the Double Tax Agreement between Australia and the US).

Disposal of shares

A non-resident of Australia will only be subject to Australian capital gains tax on the disposal of an asset if it has the "necessary connection with Australia". As the Registrant is not an Australian resident public company, as defined by the ITAA, there will not be this necessary connection and the non-resident shareholders of the Registrant will not be subject to Australian capital gains tax on the disposal of their Common Shares in the Registrant.

An exception is noted where a non-resident realizes a profit or gain which represents income attributable to a business of the shareholder carried on in Australia through a "permanent establishment" as defined in the Australia/US Double Tax Agreement.  In this instance, a non-resident of Australia may be subject to tax in respect of that profit or gain.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Registrant.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Registrant, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Registrant.

U.S. Holders.

As used herein, a "U.S. Holder" means a holder of common shares issued by the Registrant who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Registrant, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including but not limited to (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Registrant to U.S. Holders.

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Registrant are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits.  To the extent that distributions from the Registrant exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at "Disposition of Shares" below).  Any Canadian tax withheld from a distribution by the Registrant may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend not Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Registrant would be a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Registrant was not a Passive Foreign Investment Company ("PFIC").  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Registrant generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Registrant may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Registrant (unless the Registrant qualifies as a "Foreign Personal Holding Company" or a "PFIC" as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder's basis in the corporation's shares if a Qualified Electing Fund ("QEF") election is in effect.  (Please see the QEF election discussion below.)  A shareholder's basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation's income that was reported on the shareholder's return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Registrant to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares.

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.  As discussed below, the Registrant believes it is a PFIC.

Management Believes Company is a Passive Foreign Investment Company.

General Discussion.  Management of the Registrant believes it qualifies as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Registrant.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50%

of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.  As stated above, management of the Registrant believes it satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2003 and anticipates meeting both of these tests in the fiscal year that will end on October 31, 2004.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Registrant while it is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Registrant's first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Registrant, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant's common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Registrant's common shares as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Registrant's shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an "Electing U.S. Holder") regarding his shares issued by the Registrant will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Registrant qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC.  Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Registrant's shares.  Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation's net capital gain and ordinary earnings.  The Registrant has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Registrant's common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Registrant while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-

for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source."  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Registrant will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the Registrant's voting stock may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Registrant.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Registrant, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Registrant's shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Registrant is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Registrant's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Registrant may be treated as a "Foreign Personal Holding Company" ("FPHC")  In that event, U.S. Holders of the Registrant's common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Registrant does not actually distribute such income.

The Registrant does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Registrant will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Registrant may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Registrant's common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC.  However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Registrant's outstanding shares (each a "10% Shareholder"), the Registrant could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Registrant as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Registrant's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Registrant's earnings invested in "U.S. property."  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Registrant's common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Registrant's earnings and profits attributable to the common shares sold or exchanged.

If the Registrant is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Registrant does not believe that it currently qualifies as a CFC.  However, there can be no assurance that it will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on display

The Registrant's documents can be viewed at its North American office, located at 20607 Logan Avenue, Langley, BC, Canada.  The Registrant is subject to the informational requirements of the Exchange Act, and it files reports, registration statements and other information with the SEC.  The Registrant's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected. and copies ordered at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC  20549 or by calling the SEC at 1-800-SEC-0330.

I.

Subsidiary Information

Not applicable.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

The Registrant has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Registrant's financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.  Material amounts of foreign currency, mainly Australian and US dollars are held.  As such the Registrant is exposed to exchange rate risk.  The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect its financial position and results of operations.

There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Registrant may suffer losses due to adverse foreign currency fluctuations.

The Registrant has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

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

Item 12 - Description of Securities other than Equity Securities

Not applicable.

PART  II

Item 13 - Defaults, Dividend Arrearages and Delinquencies

There have been no defaults, dividend arrearages or delinquencies.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the Registrant's common shares.

Item 15 - Controls and Procedures

A.

Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of the its management, including its Chief Executive Officer, the Registrant has evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the Exchange Act.  Based upon that evaluation, the Chief Executive Officer concluded that, as of the end of the period covered by this report, the Registrant's disclosure controls and procedures were effective in timely alerting it to the material information relating to it (or its consolidated subsidiaries) required to be included in the reports it files or submits under the Exchange Act.

There were no significant changes made in the Registrant's internal controls during the period covered by this report or, to management's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.  Management, including its Chief Executive Officer, does not expect that the Registrant's disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

B.

Changes in internal controls.

During the period covered by this report, there has been no change in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A - Audit Committee Financial Expert

As of the date of this report, the Registrant's Board had not yet determined whether one of its audit committee members met the requirements set forth under the SEC rules to be deemed to be "an audit committee financial expert"; however, management believes that Mr. John Nicholls, CPA, Australia meets these requirements.  Mr. Nicholls is an independent director under 4200 (a) (15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

Item 16B - Code of Ethics

The Registrant has adopted a code of ethics that applies to its executive officers, a copy of which is available, without charge, upon request, by delivering a letter of request for such policy to the Registrant's Secretary at 20607 Logan Avenue, Langley, BC  V3A 7R3 CANADA.

Item 16C - Principal Accountant Fees and Services

PricewaterhouseCoopers, LLP ("PWC"), audited the Registrant's books and records for the years ended December 31, 2003 and December 31, 2002.

Audit Fees

Fees billed by PWC for professional services totaled $37,807 for the year ended December 31, 2003, and $25,000 for the year ended December 31, 2002.  Such fees include fees associated with the audit of the Registrant's annual financial statements or services that are normally provided by PWC in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Fees for audit-related services totaled $ nil for the year ended December 31, 2003.  Audit-related fees incurred for the year ended December 31, 2002 were $ nil.

Tax Fees

Fees for tax services, including fees for review of our various tax returns, totaled $26,855 for the year ended December 31, 2003, and $25,722 for the year ended December 31, 2002.

All other Fees

Fees paid for due diligence assistance on the possible acquisition of mineral properties for the year ended December 31, 2003 totaled $61,141 and for the year ended December 31, 2002 $ nil and fees relating to statutory filings for foreign subsidiaries totaled $9,205 in the year ended December 31, 2003 and $3,854 for the year ended December 31, 2002.

During the fiscal years ended December 31, 2003 and December 31, 2002, PWC did not bill for any products or services other than as described above.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Registrant's independent auditors to prepare the proposed audit approach, scope and fee estimates.  The independent auditors annually submit a written proposal that details all audit and audit related services.  Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal.  Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2003 that were not pre-approved by the audit committee.  All services described above under the captions "Audit Fees", "Audit Related Fees" and "Tax Fees" and "All Other Fees" were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).]

PART  III

Item 17 - Financial Statements

These financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are expressed in Canadian dollars.  Such financial statements have been reconciled to United States Generally Accepted Accounting Principles for measurement differences between Canadian and United States GAAP (see Note 11 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item 3.A. - Selected Financial Data".

Argosy Minerals Inc.

(an Exploration Stage Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Corporation.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates based on currently available information.  A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Corporation's independent auditors, PricewaterhouseCoopers LLP, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada and the United States to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

Chief Executive Officer	Chief Financial Officer
Perth Australia	Langley, BC

January 16, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Argosy Minerals Inc

We have audited the consolidated balance sheets of Argosy Minerals Inc as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Vancouver, Canada
January 16, 2004

Argosy Minerals Inc.
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
As At December 31, 2003 and 2002
(Expressed in Canadian Dollars)

		2003	2002

ASSETS

Current Assets
Cash and cash equivalents		$8,058,383	$9,780,175
Accounts receivable and prepaids		163,555	42,996
Marketable Securities		-	263,740

		8,221,938	10,086,911

Restricted Cash	Note 3a	-	157,960

Mineral Properties and Deferred Costs	Note 3	-	340,512
Property Plant and Equipment		39,413	43,334

		$8,261,351	$10,628,717

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$451,173	$325,406
SHAREHOLDERS' EQUITY

Capital Stock	Note 5
Authorised - unlimited
Issued - 95,969,105 common shares	(2002: 95,969,105)	44,075,384	44,075,384

Deficit		(36,265,206)	(33,772,073)

		7,810,178	10,303,311

		$8,261,351	$10,628,717

Contingency	Note 10

Argosy Minerals Inc

(an Exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

		2003	2002	2001

Income
Interest		$363,362	$411,203	$76,367
Gain on Disposal of Mineral Property		125,500	-	-
Foreign exchange gain		670,724	899,844	3,054
Gain on sale of Marketable Securities		14,548	-	-

		1,174,134	1,311,047	79,421

Expenses
Accounting and audit		$105,121	$86,227	$106,688
Arbitration	Notes 3 & 10	366,310	96,255	-
Bank charges		7,721	7,002	3,291
Capital taxes		334	832	6,577
Depreciation		15,292	9,725	30,439
Directors' fees		68,750	24,982	19,576
Insurance		77,812	53,950	62,851
Legal		55,268	107,940	85,331
Management and consulting fees		428,827	377,383	436,485
Office		25,029	25,589	30,632
Project assessment	Note 4	1,721,363	181,358	199,163
Rent		60,403	66,219	105,355
Salaries and benefits		427,394	418,374	278,889
Shareholder communications		33,740	85,278	64,532
Telecommunications		18,249	19,454	24,087
Transfer agent and stock exchange		46,146	51,518	56,001
Travel		189,725	265,626	224,204
Write-off of mineral properties
and deferred costs	Note 3	19,783	10,512,674	7,533,332

		3,667,267	12,390,386	9,267,433

Loss for the Year		(2,493,133)	(11,079,339)	(9,188,012)

Deficit - Beginning of Year		(33,772,073)	(22,692,734)	(13,504,722)

Deficit - End of Year		$(36,265,206)	$(33,772,073)	$(22,692,734)

Basic & Diluted Loss per Common Share		$(0.03)	$(0.12)	$(0.10)

Weighted Average Number of
Common Shares Outstanding		95,969,105	95,969,105	95,894,105

Argosy Minerals Inc an Exploration stage company

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

		2003	2002	2001

Cash Provided from (Used for)
Operating Activities
Loss for the year		$(2,493,133)	$(11,079,339)	$(9,188,012)
Adjustments for:
Depreciation		15,292	9,725	30,439
Foreign exchange gain		(641,617)	(804,273)	(10,769)
Gain on marketable securities		(14,548)	-	-
Write-off of mineral properties
and deferred costs		19,783	10,512,674	7,533,332
Gain on Disposal of Mineral Property		(125,500)	-	-

		(3,239,723)	(1,361,213)	(1,635,010)

Changes in Non-cash Working Capital
(Increase)/Decrease in accounts receivable
and prepaids		(120,559)	(16,684)	28,768
Increase/(Decrease) in accounts payable
and accrued liabilities		125,767	(193,621)	260,950

Cash Flows from Operating Activities		(3,234,515)	(1,571,518)	(1,345,292)

Financing Activities
Issue of capital stock		-	-	46,511

Cash Flows from Financing Activities		-	-	46,511

Investing Activities
Disposal of Mineral Property	Note 3(b)	500,000	-	-
Mineral properties and deferred costs		(53,771)	(240,441)	(1,084,686)
Re-imbursement of deferred costs - Nakety	Note 3(c)	-	-	11,307,948
(Acquisition)/Disposition of Marketable Securities		278,288	(263,740)	-
Acquisition of Indian Ocean - cash acquired		-	-	172,234
Purchase of property, plant & equipment		(11,371)	(43,672)	(2,938)
Restricted cash		157,960	(1,960)	(9,150)

Cash Flows from Investing Activities		871,106	(549,813)	10,383,408

Foreign Exchange Gain on cash
held in Foreign Currency		641,617	804,273	10,769

(Decrease)/Increase in Cash and Cash
Equivalents		(1,721,792)	(1,317,058)	9,095,396
Cash and Cash Equivalents -
Beginning of Year		9,780,175	11,097,233	2,001,837

Cash and Cash Equivalents -
End of Year		$8,058,383	$9,780,175	$11,097,233

The accompanying notes are an integral part of these consolidated financial statements.

1.  Nature of Operations

The Corporation is in the process of exploring its mineral properties and investigating other possible property acquisitions.  The Corporation is involved in the evaluation of its diamond project in South Africa and was previously involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic.  In August 2002 the Corporation's subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation in Burundi.  See Note 3(a).  In July 2003, the Corporation sold its Slovak subsidiary, Kremnica Gold a.s.  See Note 3(b).

On August 5, 2002, the Corporation received a notice of termination from NN Invest Holdings SA ("NNIH"), a subsidiary of Norilsk Mining Company ("Norilsk") terminating the Tripartite Agreement (the "Agreement") between NNIH, Societe des Mines de la Tontouta ("SMT") and the Corporation for the development of the New Caledonia Nickel Project.  See Note 3(c).  On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce ("IC").  The request for arbitration seeks to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project.  See Note 10.

As yet, it has not been determined if the Corporation's mineral properties contain ore reserves that are economically recoverable.  The recoverability of any amount recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs, if any, represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries:

Company Name	Country
Argosy Mining Corp. ("Argosy")	Canada
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Balzan Investments Limited ("Balzan")	BVI

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  The material measurement differences between Canadian and United States GAAP are explained in Note 11, along with their effect on the Company's consolidated statements of operations and consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management's judgement is applied are mineral property valuations and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian, Australian and UK banks.  A substantial portion of the cash balances are held in Australian and U.S. dollars; accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Marketable Securities

Marketable securities are carried at the lower of cost and quoted market value and consisted of shares in a public company quoted on the Australian Stock Exchange.

Property, Plant & Equipment

Depreciation is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.

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

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Options

Mineral property option payments are made at the discretion of the Corporation and, accordingly, are accounted for when paid.

Stock Based Compensation

The Corporation has prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003. These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The income statement impact of stock options granted by the Corporation subsequent to the adoption of CICA 3870 on January 1, 2002 but prior to the adoption of the amendments to CICA 3870, is included in pro-forma disclosure in Note 5 to these financial statements.  No compensation expense was recognised in 2003 because no stock options were granted in the year.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and diluted loss per share are the same as the effect of potential issues of shares under share option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation's foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

(iii)

exploration costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.

Arbitration

Expenditures related to arbitration are expensed as and when incurred.

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3.  Mineral Properties and Deferred Costs

	Mineral properties	Deferred costs	Total
December 31, 2003	$ -	$ -	$ -

December 31, 2002
Slovak Gold Property - Kremnica	$ 250,000	$ 90,512	$ 340,512

a)

Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project.  On February 11, 1999, a Mining Convention setting out Andover's rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament.  The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover's obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure.  Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

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

The term of the performance bond provided by the Corporation expired during 2003.  A new performance bond will be required should the Corporation lift force majeure and re-commence activity in Burundi.

b)

Slovak Gold Property

In July 2003 the Corporation sold its Slovak subsidiary, the owner of the Slovak Gold Property for $500,000.  During the year ended December 31, 2001, the Corporation wrote down its investment in the project by $7,533,332 to recognize the difficulty in being able to sell the project or introduce a joint venture partner.  The sale of the project gave rise to a gain on disposal of $125,500.

c)

New Caledonia Nickel Project - Joint Venture Arrangement

On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with the Corporation and SMT of the project.  The Agreement between NNIH, SMT and the Corporation's subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred to date, or US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project.  Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

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

The Corporation is defending the claim for arbitration, which it believes to be wholly without merit.  See Note 10.

4.  Project Assessment Expenditures

Albetros Diamond Project

The Corporation's subsidiary, Argosy Mining Corporation Pty Ltd, has an option to acquire an 85% interest in Albetros Inland Diamond Exploration Pty Ltd. ("Albetros"), the owner of the Albetros Diamond Project in Namaqualand, South Africa.  The Agreement provides for:

a)

an option exercise date of August 31, 2004;

b)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 - R2,400,000 ($469,000) - paid.

- 2004 - R1,650,000 ($330,000) - of which R300,000 has been paid during 2003; and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,700,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.

- R5,950,000 ($1,190,000) on December 1, 2004.

The Corporation can withdraw from the agreement to acquire Albetros at any time.

The Corporation has agreed to sell a 5.5% interest in Albetros to Umnotho weSizwe Diamond Company Pty Ltd. ("Umnotho"), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($220,000),  which would result in the Corporation retaining a 79.5% interest in Albetros should the Corporation exercise its option to acquire Albetros.  In addition, Umnotho will refund the Corporation a pro rata portion of expenditure incurred on assessing the Albetros Diamond Project.

Details of Project Assessment Expenditures during the year ended December 31, 2003 is as follows:

Albetros Diamond Project
Geological Consulting and Supervision	$204,589
Drilling	486,693
Gravel Processing and Sorting	147,866
Travel and Accommodation	129,608
Option Fees	469,000
Legal	13,526	1,451,282

Other Projects
Legal, Consulting	$142,216
Data Acquisition	74,463
Travel, Accommodation and other	53,402	270,081
Total	$1,721,363

5.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

	Number of
	Shares	Amount

Total Issued - December 31, 2002 and 2003	95,969,105	$ 44,075,384

c)

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

No stock options were granted during the year ended December 31, 2003.  Information relating to compensation expense for the year ended December 31, 2002 of options granted to employees and directors, using the fair value method, pursuant to the adoption of CICA 3870 Accounting for Stock Based Compensation is disclosed as pro-forma information.

The assumptions stated below result in an estimated fair value of the Corporation's stock options granted in 2002 of $0.20 per stock option. This results in a pro-forma compensation expense of $835,000, which would increase the Corporation's loss per share as indicated below:

December 31, 2002
Loss for the Year	As reported	$ 11,079,339
	Pro forma	$ 11,914,339
Basic and Diluted Loss per Common Share	As reported	$ 0.12
	Pro forma	$ 0.12

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4%
Expected Dividend yield	0%
Expected Stock price volatility	75%
Expected Option life in years	4

Option pricing models such as the Black-Scholes Model require the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's stock options.

The status of stock options granted to employees and directors as at December 31, 2003 and 2002 and the changes during the years ended on those dates is presented below:

		December 31, 2003		December 31, 2002
		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price

Options outstanding
- Beginning of Year	4,790,000	$0.44	3,110,000	$ 0.66

Cancelled/Expired	(1,715,000)	$0.68	(2,495,000)	$ 0.56
Granted	-	-	4,175,000	$ 0.31

Options outstanding and exercisable
- End of Year	3,075,000	$0.34	4,790,000	$ 0.44

All options outstanding at December 31, 2003 have an exercise price of $0.34.  The weighted average remaining contractual life of these options is 2.4 years.

d)

Escrow Shares

At December 31, 2003 a total of 1,810,061 (2002: 3,665,092) common shares of the Corporation were subject to escrow and are eligible for release, based on the passage of time, as follows:

March 2004	905,029
March 2005	905,032

6.  Related Party Transactions

During the year ended December 31, 2003: $461,623 (2002: $482,389, 2001: $575,156) was paid to five directors of the Corporation, or to companies controlled by them, for Director's fees, management consulting services and project management and assessment services.  Of this amount, the Corporation expensed $461,623 (2002:  $482,389 2001: $544,531) and capitalized $ NIL (2002: $NIL; 2001: $30,625) to deferred costs.

In addition $414,181 (2002: $445,750; 2001: $449,236) was paid to two companies, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are provided at cost.

At December 31, 2003, management and consulting expenses payable amounted to $NIL (2002: $68,445; 2001: $175,068) and are included in accounts payable and accrued liabilities.

7.  Income Taxes

A potential future income tax asset of approximately $2,558,000 arises from the following:

Non capital loss carry forwards	$ 6,255,000
Other deductible tax pools	927,000
$ 7,182,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2005	107,000
2006	888,000
2007	1,576,000
2008	-
2009	1,825,000
2010	1,859,000
Total	$ 6,255,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,558,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation's statutory tax rate of 35.62% (2002 -35.62%) has been reduced to an effective rate of nil% (2002 - nil%) due to losses for which no tax benefit has been recognized.

8.  Segmented Information

	Canada	Australia	Slovak Rep.	UK	Total

Current Assets	$ 291,931	$ 576,046	$ -	$ 7,353,961	$ 8,221,938
Property, Plant & Equipment	7,209	32,204	-	-	39,413
	$ 299,140	$ 608,250	$ -	$ 7,353,961	$ 8,261,351

			2002
	Canada	Australia	Slovak Rep.	UK	Total

Current Assets	$ 67,092	$ 378,484	$ 10,953	$ 9,630,382	$ 10,086,911
Property, Plant & Equipment	7,196	36,138	-	-	43,334
Mineral Properties & Deferred Costs	-	-	340,512	-	340,512
Other	157,960	-	-	-	157,960
	$ 232,248	$ 414,622	$ 351,465	$ 9,630,382	$ 10,628,717

The Corporation's sole operating segment is the exploration for mineral resources.

9.  Commitments

(a)

The Corporation has entered into leases, expiring December 9, 2005, for office premises which require rental payments of approximately $3,700 per month.

(b)

The Corporation has provided a guarantee to Albetros in the amount of R100,000 ($20,000) for any environmental rehabilitation which may be required on the Albetros Diamond Project.  See Note 4.

(c)

The Corporation has entered into an Option Agreement with Happy Tracks Mining Company over the Gold Creek Gold Project in Nevada.  The Option Agreement requires option payments of US$20,000, per annum over 3 years, and grants the Corporation the right to acquire 100% of the Project for US$1,250,000.  The Corporation can withdraw from the Agreement at any time.

10.  Contingency

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg company ("NNIH") that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta ("SMT"), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia.  NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.  In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim.  It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  No provision has been made in the Financial Statements relating to this claim.

11.  Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP")

The Corporation's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheets

i)	Mineral Properties and Deferred Costs	2003	2002

	Mineral Properties and Deferred Costs - under Canadian GAAP	$ -	$ 340,512
	Deferred Costs	-	(90,512)

	Mineral Properties - under US GAAP	$ -	$ 250,000

ii)	Shareholders' Equity	2003	2002

	Shareholders' Equity - under Canadian GAAP	$ 7,810,178	$ 10,303,311
	Deficit - under Canadian GAAP	36,265,206	33,772,073
	Deficit - under US GAAP	(36,265,206)	(33,862,585)

	Shareholders' Equity - under US GAAP	$ 7,810,178	$ 10,212,799

Statements of Operations and Deficit

Exploration Expenditures and write-downs
- net of recoveries	(90,512)	(592,570)	(8,523,316)

Loss for the Year - under US GAAP	$ 2,402,621	$ 10,486,769	$ 664,696

Basic & diluted loss per common share
- under US GAAP	$ (0.03)	$ (0.11)	$ (0.01)

Deficit - under US GAAP - Beginning of Year	$ 33,862,585	$ 23,375,816	$ 22,711,119
Loss - under US GAAP	2,402,621	10,486,769	664,697

Deficit - under US GAAP - End of Year	$ 36,265,206	$ 33,862,585	$ 23,375,816

Exploration Expenses

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

Stock Based Compensation

For US GAAP purposes, the Corporation has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FAS 148.  As no stock options were granted in fiscal 2003, there is no impact on the Corporation's loss for the year or balance sheet at December 31, 2003 under US GAAP.

Item 18 - Financial Statements

The Registrant has elected to provide financial statements pursuant to "Item 17 - Financial Statements".

Item 19 - Exhibits

Exhibit No.	Name of Exhibit
1.1(1)	Certificate and Articles of Incorporation (No. 20340926) — Alberta Business Corporations Act (December 17, 1985) — Goldcap Inc.
1.2(1)	Certificate and Articles of Amendment (July 2, 1987) — Goldcap Inc.
1.3(1)	Certificate of Discontinuation — Alberta Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.4(1)	Certificate and Articles of Continuance (No. 222001-6) — Canada Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.5(1)	Certificate of Extra-Provincial Registration — Province of British Columbia (March 12, 1990) — Goldcap Inc.
1.6(1)	Certificate and Articles of Amendment — Canada Business Corporations Act (March 17, 1994) — Goldcap Inc.
1.7(1)	Certificate and Articles of Amendment including Name Change (October 26, 1994) — Durandel Minerals Corporation
1.8(1)	Certificate and Articles of Amendment (November 28, 1995) — Durandel Minerals Corporation
1.9(1)	Certificate and Articles of Amendment including Name Change (April 22, 1996) — Calliope Metals Corporation
1.10(1)	Certificate and Articles of Continuance (No. 25946) — Yukon Business Corporations Act (June 17, 1997) — Calliope Metals Corporation
1.11(2)	Certificate and Articles of Amendment including Name Change (May 10, 1999) — Argosy Minerals Inc
1.12	Amendment to General By-Laws (May 25, 2000) - Argosy Minerals Inc. Section 7:13 "Show of Hands"
1.13(1)	General By-Laws (January 6, 1987) — Goldcap Inc.
1.14(1)	General By-Laws (September 12, 1995) — Durandel Minerals Corporation
1.15(1)	General By-Laws (April 30, 1997) — Calliope Metals Corporation
4.1(3)

Tripartite Agreement with Norilsk Mining Company and Société des Mines De La Tontouta regarding formation of a Joint Venture to advance the New Caledonia Nickel Project dated October 16, 2001.  Redacted version.  A Request for Confidential Treatment with respect to certain portions of this agreement has been filed with the Securities and Exchange Commission.

4.2(2)	Management Agreement with Peninsular Services Pty Ltd
4.3(2)	Management Agreement with C.R. Bond.
4.4(2)	Management Agreement with Canaust Resource Consultants Ltd.
4.5(2)	Form of Stock Option Agreement
4.6	Management Agreement with Peninsular Services Pty Ltd. dated January 1, 2003
4.7	Management Agreement with 667060 BC Ltd.
4.8(3)	Agreement for Sale of Shares with Albetros Inland Diamond Exploration (Pty) Limited
4.9	Option Agreement with Happy Tracks Mining Company
8.1	List of Subsidiaries
12.1	Section 302 Certification
13.1	Section 906 Certification

(1)

Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.

(2)

Incorporated by reference to Form 20-F filed June 29, 2001.

(3)

To be filed with the upcoming 6K filing

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated:                                    By:

Cecil R. Bond, Chief Executive Officer

Exhibit 1.12

ARGOSY MINERALS INC.

Amendment to By-Laws passed at the Annual General Meeting on May 25, 2000.

'IT WAS RESOLVED that the existing By-laws be amended by deleting section 7.13 and replacing same with a new section 7.13:

'7.13

Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima faci evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the votes so taken shall be the decision of the shareholders upon the said question.' "

Exhibit 4.6

MANAGEMENT AGREEMENT

THIS AGREEMENT is made and dated for reference the 1st day of January, 2003.

BETWEEN:

PENINSULAR SERVICES PTY LTD.

Level 1, Suite 3, Parkview

23 Richardson Street

South Perth, W. A.

Australia  6151

(hereinafter referred to as "Peninsular")

OF THE FIRST PART

AND:

ARGOSY MINERALS INC.

a company duly continued under the laws

of the Yukon Territory and having its head

office at 20607 Logan Avenue, Langley,

British Columbia, Canada  V3A 7R3

(hereinafter referred to as "the Company")

OF THE SECOND PART

WHEREAS the Company is a ASX listed public company engaged in, inter alia, the business of mineral exploration;

AND WHEREAS the Company is a party to a Management Agreement with Peninsular Services PTY Ltd. dated January 1, 2000, which is superceded by this Agreement.

AND WHEREAS Peter H. Lloyd, controlling shareholder of Peninsular, is the Chief Executive Officer of the Company;

AND WHEREAS Peninsular is engaged in, inter alia, the business of providing management services and office related services, which services are enumerated on the Schedule of Services attached hereto and marked Schedule "A", to various persons, firms, proprietorships, partnerships or companies;

AND WHEREAS the Company has agreed to retain Peninsular to provide senior management services and related secretarial services to the Company on the terms and conditions hereinafter set forth;

AND WHEREAS Peninsular has agreed to be retained by the Company upon the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and agreements hereinafter contained, the parties hereto covenant and agree with each other as follows:

1.

The Company hereby appoints Peninsular to act as a senior management consultant to the Company from the date first above written and Peninsular hereby agrees to act in such capacity.

2.

It is hereby acknowledged and agreed that the normal and general duties to be performed by Peninsular for and on behalf of the Company shall be to provide senior management services and related secretarial services and, without in any way restricting the generality of the foregoing, such services as are listed in the Schedule of Services attached hereto and marked Schedule "A"; provided, however, that it is hereby further acknowledged and agreed that while Peninsular shall at all times and to the best of its knowledge undertake to assist the Company in complying with the laws of British Columbia and Canada and with the laws and regulations of any other jurisdiction in which the Company conducts its business, and with the rules and regulations imposed by applicable regulatory authorities, responsibility for such compliance lies solely with the Company.

3.

Peninsular shall faithfully, honestly and diligently serve the Company and provide the services of Mr. Peter Lloyd in the capacity of senior management in consideration for which the Company shall pay to Peninsular the sum of two hundred fifty thousand Australian dollars (A$250,000.00) per year payable monthly in arrears on the first day of each and every month or upon receipt of an invoice from Peninsular, whichever is later.

4.

Peninsular shall provide personnel for technical, business development and investor relations services.  Currently Peninsular will provide the services of Mr. George Katchan ("Katchan:") and Mr. David Russell ("Russell") for the provision of technical support and business development/investor relations respectively.  The Company will pay to Peninsular for the provision of personnel, as is agreed between Peninsular and the Company in writing, from time to time, on the first day of each month in advance.

5.

Peninsular will be solely responsible for the employment of all personnel required at the Company's Perth office and will provide additional personnel as may be required from time to time as agreed in writing between the parties.

6.

Peninsular shall provide the Company with secretarial staff to support the Company's projects.  The Company shall pay to Peninsular a sum for the provision of secretarial support personnel as is agreed between the Company and Peninsular, in writing, from time to time, in advance, on the first day of each and every month or upon receipt of an invoice from Peninsular, whichever is later.

7.

The Company acknowledges that employees of Peninsular will be allowed to participate in the Company's benefit plans, if any, and that Peninsular will reimburse the Company for the cost of these benefits.

8.

In the event that Peter Lloyd should at any time be prevented by illness or accident from performing all of his duties and provided that he furnishes satisfactory evidence of such incapacity and the cause thereof, for a period of up to 12 months, the Company will pay to Peninsular the monthly fee.  It is understood and acknowledged that the benefits under any Company long term disability program, if any, are governed by the terms of the policy of insurance in force and the Company assumes no liability to provide such benefits to the extent they are not available under such insurance policy, except as otherwise expressly provided for herein.  If Peter Lloyd shall be incapacitated for a period longer than 24 months, the Company reserves the option to terminate this Agreement and Peninsular shall have no further claim for compensation from the Company whatsoever.

9.

(a)

Peninsular's employees shall be entitled to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans, share bonus plans or financial assistance plans, in accordance with and on terms and conditions determined by the Directors in their sole discretion.  Peninsular acknowledges that participation in these plans or programs will be to such extent and in such amounts as the Directors in their sole discretion may decide from time to time.

(b)

Any amounts which Peninsular's employees may be entitled to under any such plan or program shall not, for the purposes of this Agreement, be treated as part of the fees payable under clause 3 & 4.

(c)

Peninsular agrees that the Company may substitute, reduce, modify, or if necessary, eliminate such plans or programs at any time.  All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company.

10.

Peninsular's employees shall be entitled to four (4) weeks vacation, or such other period as may be agreed in writing, without reduction in fee, each calendar year, at such time or times as shall be convenient to them and the Company.

11.

It is hereby further acknowledged and agreed that Peninsular shall obey and carry out all lawful instructions received from the Company's Board of Directors so far as said instructions relate to the duties and services as set forth herein to be performed by Peninsular.

12.

Peninsular shall well and faithfully serve the Company and use its best efforts to promote the interests of the Company or the interests of any person, firm, proprietorship, partnership or corporation as the Company may contract with or otherwise direct, and shall not disclose the private affairs of the Company or of any person, firm, proprietorship, partnership or corporation with which the Company shall deal or enter into contractual obligations or any secret of the same, to anyone other than the officers or directors of the Company or any such other person or partner, officer or director of any firm, proprietorship, partnership or corporation that the Company so directs, and shall not for its own purposes or for any purpose other than those of the Company, use any information it may acquire with respect to the Company's affairs or the affairs of any person, firm, proprietorship, partnership or corporation with which the Company has entered into contractual obligations.

13.

The Company shall reimburse Peninsular for all reasonable traveling, out-of-pocket or other expenses, actually and properly incurred by Peninsular in connection with its duties hereunder and for all such expenses Peninsular shall furnish upon demand acceptable statements and vouchers to any person as the Board of Directors of the Company may direct from time to time.

14.

The term of the Agreement for the services provided by Peninsular in clauses 3 and 4 will be ongoing unless terminated in accordance with clauses 15(a)(i) and (ii) and 15(b)(i).

15.

It is understood and agreed by and between the parties hereto that either party may terminate this Agreement as follows:

Termination For Cause Or Termination By Peninsular

i)

the services provided by Peninsular relating to clause 3 may be terminated by the Company for cause that would in law permit the Company to terminate the agreement by providing sixty (60) days written notice and by Peninsular by providing sixty (60) days written notice;

ii)

the services provided by Peninsular relating to clause 4 may be terminated for cause by providing thirty (30) days written notice by the Company or thirty (30) days written notice by Peninsular.  In the event that termination by the Company of Peninsular's services results in Peninsular terminating the services of personnel provided pursuant to clause 4, the Company will be responsible for reimbursing any termination costs that Peninsular incurs on the termination of the services of such personnel, such termination benefit shall not exceed three (3) months remuneration or such other amount as may be required by the laws of Western Australia; and

iii)

the services provided by Peninsular relating to the provision of secretarial staff may be terminated by either party by providing ninety (90) days written notice.

Termination Without Cause

i)

The Company may terminate this Agreement and the engagement of Peninsular without cause, in which event the Company shall be obligated to provide Peninsular with a termination payment in lieu of notice.  Such termination payment shall be payable on the fifth day following date of the notice of termination (the "Company's Notice of Termination") and shall consist of the following amounts, all of which shall be calculated free of any withholding of taxes and other deductions:

A.

Peninsular's full remuneration payable pursuant to clauses 3 and 4 hereof, through to the date of termination at the rate in effect at the time the Company's Notice of Termination was given, plus an amount equal to the amount, if any, of any awards previously made to Peninsular which have not been paid.

B.

In lieu of further remuneration for periods subsequent to the date of the Company's Notice of Termination, a termination payment equal to 200% of Peninsular's then existing annual fee pursuant to clauses 3 and 4 hereof.

Termination of the Agreement in accordance with this clause shall relieve the Company from any and all obligation, liability or claim by Peninsular, exclusive of monies owing to Peninsular up to the date of termination.

ii)

Any termination by the Company pursuant to clause 15(a)(i) and (ii) and clause 15(b)(i) shall be communicated by written Notice of Termination.  For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Peninsular's engagement.  For purposes of this Agreement, no such purported termination shall be effective without such notice.

iii)

On the termination of its engagement for any reason, Peninsular agrees to deliver up to the Company all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control.

iv)

At any time during the term hereof, in the event a third party acquires, whether through takeover bid, private purchase, merger, amalgamation, corporate reorganization or any other form of business combination, more than twenty percent (20%) of the issued and outstanding shares of the Company and assumes control of the Company, or there is a change in Board control of the Company, and if, as a result of that change of control, Peninsular's position, or the position of personnel provided by Peninsular pursuant to clauses 3 and 4 hereof, with the Company is either terminated or substantially changed from the responsibilities contemplated in Schedule "A", as provided for herein, without the agreement of Peninsular, Peninsular will be entitled, notwithstanding the provisions of Section 15(b)(i) to a severance payment equal to two (2) times Peninsular's then existing annual fee pursuant to clauses 3 and 4 (without any reduction) and the right to participate in all of the Company's benefit programs pursuant to Clause 7 for an additional two years.

v)

Peninsular shall not be required to mitigate the amount of any payments provided for under any paragraph of this Section by seeking other engagement or otherwise nor shall the amount of any payment provided for in this Section be reduced by any compensation or fee earned by Peninsular as the result of engagement by any other entity after the date of termination or otherwise.

vi)

Other than for the services relating to clause 3 and 4 of this Agreement, it is hereby understood and agreed that neither party shall terminate this Agreement prior to the expiry of twelve (12) full months after the date first above written.

16.

The Company's Board of Directors or a compensation committee constituted by the Board shall review the terms of this Agreement on an annual basis.

17.

The Company undertakes to provide directors and officers insurance at a level which is at or above the level of insurance in effect at the time of signing this agreement.  Such insurance coverage to continue for a period of at least 2 years following the termination of Peninsular's services.  Any reduction in the level of insurance coverage to be agreed between the Company and Peninsular in writing.

18.

The Company and Peninsular expressly agree that in the event of a claim being lodged against Mr. Lloyd in his capacity as a Director or Officer of the Company, that the Company will continue to make all Company records pertaining to the period in which Mr. Lloyd served as a Director or Officer, including Minutes of Director's Meetings available, where applicable, even after the termination of Mr. Lloyd's services to enable Mr. Lloyd to properly defend itself against any claim.

19.

Successors or Assigns

(a)

The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company.

(a)

The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, provided that, if Peninsular agrees, an express agreement may not be required if such results by operation of law.  Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Peninsular to compensation from the Company in the same amount and on the same terms as Peninsular would be entitled hereunder pursuant to clause 15(b)(i) as if such succession had not occurred except that, for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the Date of Termination.  As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this clause 19(a) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

20

Miscellaneous

(a)

This Agreement and the engagement of Peninsular shall be governed, interpreted, construed and enforced according to the laws of the province of British Columbia and the laws of Canada applicable therein.

(b)

This Agreement shall inure to the benefit of and be enforceable by Peninsular's legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(c)

References herein to "associates" or "affiliates" shall mean associates and affiliates as defined in the Canada Business Corporations Act.

(d)

This Agreement represents the entire agreement between Peninsular and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

(e)

Further, the addresses and facsimile numbers for service of any notice, consent, acceptance or other document required or permitted hereunder shall be:

(i)

Peninsular

PENINSULAR SERVICES PTY LTD.

Level 1, Suite 3, Parkview

23 Richardson Street

South Perth, W. A.

Australia  6151

Fax:  011-618-9-474-4234

(ii)

The Company:

ARGOSY MINERALS INC.

20607 Logan Avenue, Langley,

British Columbia, Canada

V3A 7R3

Fax  (604) 530-8436

or such other address as either of the parties shall appoint from time to time hereunder by notice in writing to the other.  Any notice sent by facsimile, mailed by first class, prepaid mail addressed as aforesaid shall be deemed to have been received twenty four (24) hours after the date of mailing thereof.

(f)

The waiver by Peninsular or by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the Company or by Peninsular

(g)

Time shall be of the essence of this Agreement.

(h)

All references herein to dollar amounts shall be deemed to refer to Australian funds.

IN WITNESS WHEREOF the parties have hereunto placed their hand and seal or their corporate seal in the presence of their duly authorized officer(s) upon the day and year first above written.

Signed, sealed and delivered by

)

Peninsular Services Pty Ltd.

)

in the presence of:

)

)

"Betty Chisholm"

)

"Peter Lloyd"

Name

)

Authorized Signatory

Mrs. B. L. Chisholm

)

Address

)

Title  Director

604 Riley Road, Dalketh, WA

)

)

PA

)

C/S

Occupation

)

The Corporate Seal of

)

ARGOSY MINERALS INC

)

was affixed hereto in the presence of:

)

)

)

"John Nicholls"

)

C/S

Authorized Signatory

)

)

"John Maloney"

)

Authorized Signatory

)

SCHEDULE "A"

Schedule of Services

Senior Management Responsibilities

1.

Develop and oversee the Company's long term business plan, communicate the plan to the directors and oversee senior management's implementation of the plan.

2.

Services with respect to directors' meetings:

(a)

chair the meeting;

(b)

oversee the recording of minutes and reporting to directors.

3.

In collaboration with the Company's technical staff, source, supervise and review acquisition of projects; negotiate and structure acquisition agreements.

4.

Services with respect to financing:

(a)

develop and implement a corporate financing plan in collaboration with senior management;

(b)

identify individuals, brokers, funds and/or institutions qualified to provide financing for the Company;

(c)

present the Company's business and financing plans to interested parties and negotiate financing terms with them.

5.

With respect to public relations, represent the Company to its Australian/Asian shareholders and oversee the distribution of Company information to them.  Attend investment/trade/political conferences as the Company's senior executive.

6.

Review all news releases and general mailings to shareholders, provide Chairman's Report to Shareholders for Annual Report.

Office Related Expenses

1.

Review annual operating and administrative budgets and programs.

2.

Organize and ensure that all office expenses for Australia office are accounted for and paid for in a timely manner.

Technical and Business Development and Investor Relations

1.

Prepare technical reports as required for the Company's projects.

2.

Develop budgets and development programs for the Company's projects.

3.

Prepare material for distribution to investors and future potential joint venture partners.

4.

Attend and present materials at investment or industry conferences as may be required.

Exhibit 4.7

MANAGEMENT AGREEMENT

THIS AGREEMENT is made and dated for reference the 1st day of July, 2003.

BETWEEN:

667060 B.C. LTD.

21658 - 50B Avenue

Langley, BC  V3A 8W8

CANADA

(hereinafter referred to as "667060")

OF THE FIRST PART

AND:

ARGOSY MINERALS INC.

a company duly continued under the laws

of the Yukon Territory and having its head

office at 20607 Logan Avenue, Langley,

British Columbia, Canada  V3A 7R3

(hereinafter referred to as "the Company")

OF THE SECOND PART

WHEREAS the Company is an ASX listed public company engaged in, inter alia, the business of mineral exploration;

AND WHEREAS the Company and its subsidiary Argosy Mining Corp. are party to Management Agreements dated September 1, 1996 and amended effective November 1, 2001, with C.R. Bond which are superceded by this Agreement.

AND WHEREAS Cecil R. Bond, controlling shareholder of 667060, is the Chief Financial Officer of the Company;

AND WHEREAS 667060 is engaged in, inter alia, the business of providing management services and office related services, which services are enumerated on the Schedule of Services attached hereto and marked Schedule "A", to various persons, firms, proprietorships, partnerships or companies;

AND WHEREAS the Company has agreed to retain 667060 to provide senior management services and related secretarial services to the Company on the terms and conditions hereinafter set forth;

AND WHEREAS 667060 has agreed to be retained by the Company upon the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and agreements hereinafter contained, the parties hereto covenant and agree with each other as follows:

1.

The Company hereby appoints 667060 to act as a senior management consultant to the Company from the date first above written and 667060 hereby agrees to act in such capacity.

2.

It is hereby acknowledged and agreed that the normal and general duties to be performed by 667060 for and on behalf of the Company shall be to provide senior management services and related secretarial services and, without in any way restricting the generality of the foregoing, such services as are listed in the Schedule of Services attached hereto and marked Schedule "A"; provided, however, that it is hereby further acknowledged and agreed that while 667060 shall at all times and to the best of its knowledge undertake to assist the Company in complying with the laws of British Columbia and Canada and with the laws and regulations of any other jurisdiction in which the Company conducts its business, and with the rules and regulations imposed by applicable regulatory authorities, responsibility for such compliance lies solely with the Company.

3.

667060 shall faithfully, honestly and diligently serve the Company and provide the services of Mr. Cecil Bond in the capacity of senior management in consideration for which the Company shall pay to 667060 the sum of one hundred, seventy-five thousand Australian dollars (A$175,000.00) per year payable monthly in arrears on the first day of each and every month or upon receipt of an invoice from 667060, whichever is later.

4.

667060 will be solely responsible for the provision of all personnel required to conduct the Company's activities in Canada and may be required to provide additional personnel from time to time as agreed in writing between the parties.

5.

667060 shall provide the Company with secretarial and administrative staff to support the Company's projects.  Currently the services of an "administrative assistant" and an "accounting assistant" are provided.  The Company shall pay to 667060 a sum for the provision of secretarial support personnel as is agreed between the Company and 667060, in writing, from time to time, in advance, on the first day of each and every month or upon receipt of an invoice from 667060, whichever is later.

6

The Company acknowledges that employees of 667060 will be allowed to participate in the Company's benefit plans, if any, and that 667060 will reimburse the Company for the cost of these benefits.

7.

In the event that Cecil R. Bond should at any time be prevented by illness or accident from performing all of his duties and provided that he furnishes satisfactory evidence of such incapacity and the cause thereof, for a period of up to 12 months, the Company will pay to 667060 the monthly fee.  It is understood and acknowledged that the benefits under any Company long term disability program, if any, are governed by the terms of the policy of insurance in force and the Company assumes no liability to provide such benefits to the extent they are not available under such insurance policy, except as otherwise expressly provided for herein.  If Cecil Bond shall be incapacitated for a period longer than 24 months, the Company reserves the option to terminate this Agreement and 667060 shall have no further claim for compensation from the Company whatsoever.

8.

(a)

667060's employees shall be entitled to participate in any incentive programs, including, without limiting the generality of the foregoing, share option plans, share purchase plans, share bonus plans or financial assistance plans, in accordance with and on terms and conditions determined by the Directors in their sole discretion.  667060 acknowledges that participation in these plans or programs will be to such extent and in such amounts as the Directors in their sole discretion may decide from time to time.

(b)

Any amounts which 667060's employees may be entitled to under any such plan or program shall not, for the purposes of this Agreement, be treated as part of the fees payable under clause 3 & 4.

(c)

667060 agrees that the Company may substitute, reduce, modify, or if necessary, eliminate such plans or programs at any time.  All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company.

9.

667060's employees shall be entitled to four (4) weeks vacation, or such other period as may be agreed in writing, without reduction in fee, each calendar year, at such time or times as shall be convenient to them and the Company.

10.

It is hereby further acknowledged and agreed that 667060 shall obey and carry out all lawful instructions received from the Company's Board of Directors so far as said instructions relate to the duties and services as set forth herein to be performed by 667060.

11.

667060 shall well and faithfully serve the Company and use its best efforts to promote the interests of the Company or the interests of any person, firm, proprietorship, partnership or corporation as the Company may contract with or otherwise direct, and shall not disclose the private affairs of the Company or of any person, firm, proprietorship, partnership or corporation with which the Company shall deal or enter into contractual obligations or any secret of the same, to anyone other than the officers or directors of the Company or any such other person or partner, officer or director of any firm, proprietorship, partnership or corporation that the Company so directs, and shall not for its own purposes or for any purpose other than those of the Company, use any information it may acquire with respect to the Company's affairs or the affairs of any person, firm, proprietorship, partnership or corporation with which the Company has entered into contractual obligations.

12.

The Company shall reimburse 667060 for all reasonable traveling, out-of-pocket or other expenses, actually and properly incurred by 667060 in connection with its duties hereunder and for all such expenses 667060 shall furnish upon demand acceptable statements and vouchers to any person as the Board of Directors of the Company may direct from time to time.

13.

The term of the Agreement for the services provided by 667060 in clauses 3 and 4 will be ongoing unless terminated in accordance with clause 13(a)(i) and (ii) and 13(b)(i).

14.

It is understood and agreed by and between the parties hereto that either party may terminate this Agreement as follows:

(a)

Termination For Cause Or Termination By 667060

i)

the services provided by 667060 relating to clause 3 may be terminated by the Company for cause that would in law permit the Company to terminate the agreement by providing sixty (60) days written notice and by 667060 by providing sixty (60) days written notice; and

ii)

the services provided by 667060 relating to the provision of secretarial staff may be terminated by either party by providing ninety (90) days written notice.

(b)

Termination Without Cause

i)

The Company may terminate this Agreement and the engagement of 667060 without cause, in which event the Company shall be obligated to provide 667060 with a termination payment in lieu of notice.  Such termination payment shall be payable on the fifth day following date of the notice of termination (the "Company's Notice of Termination") and shall consist of the following amounts, all of which shall be calculated free of any withholding of taxes and other deductions:

A.

667060's full remuneration payable pursuant to clauses 3 and 4 hereof, through to the date of termination at the rate in effect at the time the Company's Notice of Termination was given, plus an amount equal to the amount, if any, of any awards previously made to 667060 which have not been paid.

B.

In lieu of further remuneration for periods subsequent to the date of the Company's Notice of Termination, a termination payment equal to 200% of 667060's then existing annual fee pursuant to clauses 3 and 4 hereof.

Termination of the Agreement in accordance with this clause shall relieve the Company from any and all obligation, liability or claim by 667060, exclusive of monies owing to 667060 up to the date of termination.

ii)

Any termination by the Company pursuant to clause 13(a)(i) and (ii) and clause 13(b)(i) shall be communicated by written Notice of Termination.  For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of 667060's engagement.  For purposes of this Agreement, no such purported termination shall be effective without such notice.

iii)

On the termination of its engagement for any reason, 667060 agrees to deliver up to the Company all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control.

iv)

At any time during the term hereof, in the event a third party acquires, whether through takeover bid, private purchase, merger, amalgamation, corporate reorganization or any other form of business combination, more than twenty percent (20%) of the issued and outstanding shares of the Company and assumes control of the Company, or there is a change in Board control of the Company, and if, as a result of that change of control, 667060's position, or the position of personnel provided by 667060 pursuant to clauses 3 and 4 hereof, with the Company is either terminated or substantially changed from the responsibilities contemplated in Schedule "A", as provided for herein, without the agreement of 667060, 667060 will be entitled, notwithstanding the provisions of clause 13(b)(i) to a severance payment equal to two (2) times 667060's then existing annual fee pursuant to clause 3 (without any reduction) and the right to participate in all of the Company's benefit programs pursuant to Clause 5 for an additional two years.

v)

667060 shall not be required to mitigate the amount of any payments provided for under any paragraph of this clause by seeking other engagement or otherwise nor shall the amount of any payment provided for in this clause be reduced by any compensation or fee earned by 667060 as the result of engagement by any other entity after the date of termination or otherwise.

vi)

Other than for the services relating to clauses 3 and 4 of this Agreement, it is hereby understood and agreed that neither party shall terminate this Agreement prior to the expiry of twelve (12) full months after the date first above written.

15.

The Company's Board of Directors or a compensation committee constituted by the Board shall review the terms of this Agreement on an annual basis.

16.

The Company undertakes to provide directors and officers insurance at a level which is at or above the level of insurance in effect at the time of signing this agreement.  Such insurance coverage to continue for a period of at least 2 years following the termination of 667060's services.  Any reduction in the level of insurance coverage to be agreed between the Company and 667060 in writing.

17.

The Company and 667060 expressly agree that in the event of a claim being lodged against Mr. Bond in his capacity as a Director or Officer of the Company, that the Company will continue to make all Company records pertaining to the period in which Mr. Bond served as a Director or Officer, including Minutes of Director's Meetings available, where applicable, even after the termination of Mr. Bond's services to enable Mr. Bond to properly defend himself against any claim.

18.

Provision of Office Space

667060 agrees to provide the Company with office space at its Langley office.  The Company will re-imburse 667060 at its cost for the provision of such space, such cost to include office rent, insurance and incidental costs.

19.

Office Equipment and Furniture

The Company and 667060 agree that all office equipment and furniture owned by the Company will be leased by 667060 at an annual lease rate of $1.00.  667060 will be responsible for the maintenance and upkeep including insurance of all office eqiupment and furniture.

20.

Successors or Assigns

(a)

The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company.

(b)

The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, provided that, if 667060 agrees, an express agreement may not be required if such results by operation of law.  Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle 667060 to compensation from the Company in the same amount and on the same terms as 667060 would be entitled hereunder pursuant to clause 13(b)(i) as if such succession had not occurred except that, for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the Date of Termination.  As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this clause 17(a) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

21.

Miscellaneous

(a)

This Agreement and the engagement of 667060 shall be governed, interpreted, construed and enforced according to the laws of the province of British Columbia and the laws of Australia applicable therein.

(b)

This Agreement shall inure to the benefit of and be enforceable by 667060's legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(c)

References herein to "associates" or "affiliates" shall mean associates and affiliates as defined in the Canada Business Corporations Act.

(d)

This Agreement represents the entire agreement between 667060 and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

(e)

Further, the addresses and facsimile numbers for service of any notice, consent, acceptance or other document required or permitted hereunder shall be:

(i)

667060

667060 B.C. LTD.

21658 - 50B Avenue

Langley, BC  V3A 8W8

CANADA

Fax:  (604) 532-9053

(ii)

The Company:

ARGOSY MINERALS INC.

20607 Logan Avenue, Langley,

British Columbia, Canada

V3A 7R3

Fax  (604) 530-8423

or such other address as either of the parties shall appoint from time to time hereunder by notice in writing to the other.  Any notice sent by facsimile, mailed by first class, prepaid mail addressed as aforesaid shall be deemed to have been received twenty four (24) hours after the date of mailing thereof.

(f)

The waiver by 667060 or by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the Company or by 667060

(g)

Time shall be of the essence of this Agreement.

(h)

All references herein to dollar amounts shall be deemed to refer to Australian funds.

IN WITNESS WHEREOF the parties have hereunto placed their hand and seal or their corporate seal in the presence of their duly authorized officer(s) upon the day and year first above written.

Signed, sealed and delivered by

)

667060 B.C. LTD.

)

in the presence of:

)

)

"Debbie Csanyi

)

"Cecil Bond"

Name

)

Authorized Signatory

Debbie Csanyi

)

Address

)

Title:  Director

Surrey, BC

)

)

Administrator

)

C/S

Occupation

)

The Corporate Seal of

)

ARGOSY MINERALS INC

)

was affixed hereto in the presence of:

)

)

)

"John Maloney"

)

C/S

Authorized Signatory

)

)

"John Nicholls"

)

Authorized Signatory

)

SCHEDULE "A"

Schedule of Services

Senior Management Responsibilities

1.

Assist the CEO to develop and oversee the Company's long term business plan.

2.

Services with respect to directors' meetings:

(a)

if requested, chair the meeting;

(b)

oversee the recording of minutes and reporting to directors.

3.

Where applicable, in collaboration with the Company's CEO and technical staff, source, supervise and review acquisition of projects; negotiate and structure acquisition agreements.

4.

Services with respect to financing, assist the CEO to:

(a)

develop and implement a corporate financing plan in collaboration with senior management;

(b)

identify individuals, brokers, funds and/or institutions qualified to provide financing for the Company;

(c)

present the Company's business and financing plans to interested parties and negotiate financing terms with them.

5.

With respect to public relations, represent the Company to its Canadian shareholders and oversee the distribution of Company information to them.  Attend investment / trade / political conferences as the Company's senior executive.

6.

Review all news releases and general mailings to shareholders.

Office Related Expenses

1.

Review annual operating and administrative budgets and programs.

2.

Organize and ensure that all office expenses for Canadian office are accounted for and paid for in a timely manner.

Financial and Regulatory Reporting

1.

Maintain the Companies accounting records.

2.

Prepare required quarterly and annual financial reports for submission to Regulatory authorities, stock exchange and shareholders.

3.

Liaise with the Company's auditors regarding the annual audit and other review requirements.

4.

Liaise

with the Company's accountants regarding filing of required tax and other returns.

Other

Serve as a Director, Chief Financial Officer and Corporate Secretary, if required to do so by the Board of Directors.

Exhibit 4.9

OPTION TO PURCHASE MINERAL TENEMENTS

This Agreement (this "Agreement") is made and entered into this 17th day of November, 2003 (the "Effective Date")

BETWEEN

HAPPY TRACKS MINING COMPANY,

doing business pursuant to a certificate filed

on July 28, 1977 with the clerk of the Court

in Elko County, Nevada, with offices  located

at Apt. D2 - 1095 F Street, Sparks, Nevada  89432  USA

(hereinafter referred to as "Happy Tracks")

AND

ARGOSY MINING CORP. a Yukon, Canada corporation

with offices at 20607 Logan Avenue,

Langley, British Columbia V3A 7R3

and of South Perth, WA, Australia,

(hereinafter referred to as "Argosy")

WITNESSES THAT:

For and in consideration of the sum of Six Thousand US Dollars (US$6,000) paid by Argosy to Happy Tracks, the covenants and Agreements hereinafter expressed by Argosy and for other good and valuable considerations, the receipt and sufficiency of which hereby admitted and acknowledged, Happy Tracks does hereby Option to sell, demise and let exclusive to Argosy the unpatented mining claims, which includes the two water rights, being the water rights on the Meadow and Rosebud Claims in Elko County, Nevada, more fully described in Exhibit A and in the area contained within the boundaries of the same (collectively, the "Mining Claims"), with the precise boundary to be updated and provided prior to June 1, 2004, for the purpose of the exclusive right and privilege during the term of this Agreement, of exploring for, developing, mining, treating, shipping and otherwise exploring of metals and minerals of every kind and character recovered from these Mining Claims (which metals and minerals are hereafter referred to as "Subject Minerals").

Any of the Mining Claims, previously held by Happy Tracks, relocated or amended by Argosy during the term of this Agreement (and which Argosy shall be entitled to do), will be relocated in the name of Happy Tracks and will be subject to all of the terms and conditions of this Agreement.  The relocation of claims only applies to previous held mining claims with the names beginning with the name of Cora Alice, Rosebud, Meadow and/or Jean.

TOGETHER with the exclusive right to do all things which Argosy shall deem necessary to accomplish any or all of the foregoing, including, without limitation (provided all operations are conducted substantially in accordance with all applicable laws, rules and regulations), the right to enter into and upon the Mining Claims and use the surface and subsurface thereof in such a manner, and to such extents as may be necessary or convenient to accomplish the above purpose; to construct and maintain such plants and shops and other buildings as deemed necessary for their operation, tramways, conveyorways, power transmission systems, communication systems, conduits, water and fuel lines, change houses and other structures and improvements for exploring for, mining, treatment, preserving, storage, transportation and selling Subject Minerals produced from the Mining Claims to make all excavations, openings, drill holes, pits, shafts, cuts, ditches, drains, dumps, to sink water wells, divert and impound water on, onto or from the Mining Claims to the extent such development and use does not diminish Happy Tracks existing water rights used in the operation and to use as much timber and so much of the stone, sand and clay found upon the Mining Claims as may be reasonably needed by Argosy in connection with and incident to the purpose and rights herein granted and as long as such use of water and other natural resources is not restricted or prevented by applicable law.

TO HAVE AND TO HOLD THE MINERAL CLAIMS and appurtenances unto Argosy for a term expiring on May 31, 2007 from and after the date first above stated unless terminated earlier pursuant to clause 15, and Argosy shall have the exclusive possession of the Mining Claims for the primary term and so long thereafter as the covenant contained here are complied with.

IN CONSIDERATION OF THE MINING CLAIMS and other good and valuable consideration contained in this Agreement, the parties herein covenant and agree as follows:

1.

HAPPY TRACKS REPRESENTATIONS

Happy Tracks represents and warrants that:

(a)

It is the sole legal and equitable owner of the entire and undivided possessory and legal right and ownership, without limitation whatsoever in the Mining Claims with the exception of the overlapping of lode mining claims with the "Diamond Jim" Lode Mining Claims;

(b)

It is not aware of any defect in the title of the Mining Claims or of any encumbrance thereof;

(c)

It has not conveyed the Mining Claims and the Mining Claims are not subject to any existing encumbrances or agreements;

(d)

The Mining Claims are in good standing and all applicable claim rental fees have been paid, including any claim rental fees due in September, 2003;

(e)

It has taken all corporate action and has obtained all necessary shareholder votes needed to enter into this Agreement and the other transactions contemplated herein and the same are duly authorized by all necessary corporate and shareholder action.

(f)

The Mining Claims are currently in full compliance with all applicable environmental laws and no violations or notice of violations of the same have occurred with respect to the Mining Claims.  The Mining Claims are not subject to any cleanup order, nor are there any Hazardous Materials on or in such Mining Claims, nor to the best of Happy Tracks' knowledge, have any Hazardous Materials been deposited on, in or under the Mining Claims.  The Mining Claims are not contained in any superfund designation nor are any of the Mining Claims part of any listed site with the federal or state environmental authorities.

2.

EXAMINATION OF TITLE

Argosy shall have ninety (90) days from the Effective Date of this Agreement to examine the Happy Tracks' title to the Mining Claims.  If during such ninety (90) day period, Argosy determines that it's the title held by Happy Tracks is less than represented in Section 1 above, then Argosy shall advise Happy Tracks thereof in writing pursuant to Section 19 hereto.  Having been so advised, Happy Tracks may, but need not elect to attempt to cure the defect.  If Happy Tracks elects not to attempt to cure the defect, Argosy may effect such cure and deduct the payments from the purchase price, or may terminate this Agreement without further obligation and the option payment shall be refunded.  If Argosy does not so elect, Argosy shall be deemed to have accepted Happy Tracks' title, to the extent that Happy Tracks has title to the property.

3.

PRESERVATION OF TITLE

From and after the time that Argosy accepts the title pursuant to paragraph 2 above, Happy Tracks and Argosy must do anything lawful within their power to protect and defend Happy Tracks' title to the Mining Claims against the claims and demands of all persons claiming the whole or any part thereof.  The cost of said defense shall be borne by Happy Tracks.  Provided, however that Argosy shall have the right, but not the obligation, to assume defense of such title.  In the event of a change in the mining laws as they exist on the date hereto, Happy Tracks and Argosy shall take all reasonable steps necessary to preserve Happy Tracks' interest in the area covered by the unpatented mining claims, which are covered in this Agreement, or if the same cannot reasonably be obtained, Argosy shall have the right to terminate this Agreement without further obligation.

4.

EXTENSION OF AGREEMENT TERM

The term of this Agreement may be extended to the benefit of Argosy and Happy Tracks upon the terms and conditions negotiated and mutually accepted, in writing, by Argosy and Happy Tracks.

5.

TITLE AND GEOLOGICAL EXAMINATION

Upon the execution of the Agreement, Happy Tracks agrees to furnish Argosy all abstracts of title, title opinions, status reports, other title papers, geological, geochemical, geophysical and engineering data as it has in its possession or control.  In the case that Happy Tracks is entitled to geologic information from prior Lessees, and if that information is not in the possession of Happy Tracks, then Happy Tracks shall empower Argosy as its agent to recover or otherwise obtain said information.  Such information shall be covered by the Confidentiality Agreement set forth in Exhibit B, which the parties will sign contemporaneously with this Agreement.

6.

COUNTY AND FEDERAL FILINGS

All required filings of Proof of Labors or Intent to Hold Mining Claim Notices and payment of claim rental fees to the federal government required to be filed with the County and Federal Governments after the Effective Date with respect to the Mining Claims, with any maps or other documents shall be the responsibility of Argosy during the time this Agreement is in force.  Such filing shall be in a timely manner, with true copies forwarded to Happy Tracks in a timely manner.

7.

PAYMENTS

The following payments during the term of this Agreement will be made in accordance with the following schedule:

(a)

On signature of this Agreement Six Thousand US Dollars (US$6,000), and

(b)

On June 1, 2004, the sum of Twenty Thousand US Dollars (US$20,000) and a like sum every twelve (12) calendar months thereafter during the remainder of the term thereof.

8.

PRODUCTION ROYALTY

Argosy shall pay to Happy Tracks a production royalty of two and a half percent (2.5%) of any and all net smelter returns, as herein defined, for ores, bullion, metals or concentrates produced and sold from the Mining Claims during the term of this Agreement.

Any previously mined materials, originating from the Mining Claims, even if held on land not held by Happy Tracks, if shipped and/or milled will be subject to a two and a half percent (2.5%) N.S.R.  If any previously mined ore from the Mining Claims held by Happy Tracks is moved from land not held by Happy Tracks and is stockpiled on property held by Happy Tracks, this fee shall not apply until shipped and/or milled.  When such ores are later shipped and/or smelted, the production royalty shall be set at two and a half percent (2.5%) N.S.R.  True copies of any milling or smelter statements are to be forwarded to Happy Tracks in a timely manner.

Net Smelter Returns shall mean the amount paid by any purchaser of ores, bullion, metals or concentrates after the deduction of transportation, smelting, or refining cost and penalties.  Such charges and cost shall be deducted whether or not the same are paid by Argosy or deducted from the settlements due to Argosy or deducted as standard charges by Argosy in the event Argosy does own or control such smelting or refining facilities.  If Argosy does own or control such smelting or refining facilities, either directly or indirectly, through a subsidiary or otherwise, the charges which are made for smelting or refining or transportation, shall not exceed charges made at the nearest other such facility, facilities or transportation companies which may be owned or operated by others.

Payments of such Royalty shall be made within twenty (20) days following the end of the month in which Argosy receives payments for such ores, metals or concentrates sold.  If Argosy elects to keep refined gold or sell product forward, then such gold shall be deemed to have been sold 30 days after the date of refining.  The sales price for such gold shall be deemed to be the average of the daily pm fix on the London Metals exchange for such 30 day period.

Happy Tracks, at its option may elect to take its gold royalty in kind.  Argosy shall arrange with the refiner of their choice, a gold bullion account which shall be managed by Happy Tracks.  The cost of maintaining said bullion account shall be borne entirely by Happy Tracks.  No Royalty will be levied against any material that is required for metallurgical test purposes.

Production royalties shall be credited against future Annual Payments and/or the final Purchase price.  Upon payment of the Purchase Price, the royalty shall cease.

9.

METHOD OF PAYMENT

Any and all payments required by this agreement to Happy Tracks shall be paid by Argosy's cheque or wire transfer payable to the order of Happy Track Mining, at the address given below:

Happy Tracks Mining Company

Gerald A. Doyle, Agent

P.O Box 3978

Sparks, Nevada  89432

Or to such other address as Happy Tracks may advise from time to time, in writing.

10.

PRICE OF THE OPTION TO PURCHASE

Happy Tracks grants to Argosy the exclusive and irrevocable option to purchase, exercisable at any time during the term of this Agreement, Happy Tracks' entire interest in and to the Mining Claims for the sum of One Million, Two Hundred and Fifty Thousand US Dollars (US$1,250,000) less all previous payments, including payments made under clauses 7 and 8, paid by Argosy to Happy Tracks during the term of this agreement.

Should Argosy elect to purchase the Mining Claims of Happy Tracks prior to the start of the third year of this Agreement (being June 1, 2006) in lieu of the foregoing, the full purchase price shall be One Million US Dollars (US$1,000,000) not including any previous payments.

11.

CLOSING OF OPTION TO PURCHASE

The Closing of the Sale of the Mining Claims will be thirty (30) days after Argosy's written notice to Happy Tracks of its exercise of the option to purchase, and at the time and place agreed to by all parties.  At the closing Happy Tracks shall deliver to Argosy a fully executed and recordable Quit Claim Deed in form and substance reasonably satisfactory to Argosy, conveying all of Happy Tracks interest in the Mining Claims.  Argosy shall pay to Happy Tracks upon receiving the Quit Claim Deeds, the total of the purchase price due to Happy Tracks by cheque or wire transfer of funds to the bank account designated by Happy Tracks.  Upon the completion of closing, this Agreement and all terms and conditions hereof, shall terminate without any further action on the part of either party.

12.

ACCOUNTS AND RECORDS; INSPECTION BY HAPPY TRACKS

During the term of this Agreement, Argosy shall keep accurate books of accounts showing any and all transactions pertaining to the shipping, smelting and/or refining of any and all ores removed from any property covered in this Agreement.  Argosy shall permit Happy Tracks' qualified representatives to examine such books and records, at reasonable times and hours, upon twenty-four (24) hours' written notice, and such information shall be deemed to be the confidential information of Argosy and subject to the Confidentiality Agreement in Exhibit B.  Argosy shall furnish Happy Tracks with full, true and accurate information in response to any reasonable request in regard to their mining operations pertaining to computation of payments due to Happy Tracks.

During the term of this Agreement, Argosy shall allow Happy Tracks or qualified mining engineers, examiners or geologists representing Happy Tracks to enter upon and into the underground openings or surface excavations and appurtenant structures and surface premises, including any mill or plant operated by or on behalf of Argosy, at reasonable times and hours, for the purpose of visually inspecting the operations pertaining to this Agreement, upon at least twenty-four (24) hours' written notice; provided, however, that such person(s) executes waivers releasing Argosy from liability for personal injury while in or upon the Mining Claims resulting from otherwise than gross negligence of Argosy, their employees, contractors and agents.  Happy Tracks agrees that such inspections shall not be unreasonable or unnecessarily hinder, interrupt or otherwise interfere with Argosy's operations upon the Mining Claims.

13.

ASSIGNMENT

The rights of either party hereunder may be assigned in whole or in part and the provisions hereof extend to the heirs, executors, administrators, successors and assigns, but no change or division in ownership of the properties, however accomplished, shall operate to enlarge the obligation or diminish the rights of Argosy.  Either party shall promptly notify the other in the event it assigned any or all of its rights hereunder.  In the event that Argosy sells this Agreement to a third party, at the time of the sale, Argosy shall make payment in full for the balance then due, if any, to Happy Tracks.  Upon any assignment by Happy Tracks, if such assignment is to more than one entity or person, Argosy shall have the right to have one assignee designated as the recipient for all payments and notices due hereunder and payment and notice to such person or entity shall constitute all necessary payments and notices under this Agreement.

14.

TERMINATION BY HAPPY TRACKS

Should Argosy fail to perform any of its covenants and agreements under this Agreement, then Happy Tracks, may at its option, give Argosy notice of such default, specifying the nature and character thereof.  Unless Argosy shall commence correction of the same in good faith within sixty (60) days after the receipt of such notice, Happy Tracks, may at its election terminate this Agreement by giving notice of such election to Argosy and all rights of Argosy (but not any continuing obligations) shall terminate.  If Argosy, by notice, disputes the existence of a default, then this Agreement shall not be terminated unless Argosy does not initiate and diligently pursue steps to correct the default within thirty (30) days after the existence of a default has been determined to exist.

If the default is the failure to pay money due to Happy Tracks pursuant to the term hereof, and if Argosy fails to cure such default for a period of fifteen (15) days after such notice, Happy Tracks may, at its option, terminate this Agreement by giving notice of such election to Argosy and all rights of Argosy (but not continuing obligations) shall be terminated.

15.

TERMINATION BY ARGOSY

Argosy shall have the right, at any time, to terminate this Agreement as to any or all of the Mining Claims prior to May 31, 2004, thereafter, Argosy shall have the right to terminate at any time by giving thirty (30) days' written notice of such election to terminate to Happy Tracks, provided however:

(a)

If Argosy elects to terminate its interest hereunder, then after the end of said thirty (30) days notice, this Agreement shall terminate.  Upon such termination, Argosy shall be relieved of all further obligations (except continuing obligations for reclamation and the making of any payments accruing prior to the termination that may come due) hereunder and shall furnish Happy Tracks a recordable release of all its rights and interest under this Agreement, except for its right of removal of their personal property as provided in Section 19.  All sums of money paid to Happy Tracks by Argosy prior to the effective date of termination shall be deemed to have been paid as rent and shall be retained by Happy Tracks.

(b)

If the final date of the termination of this Agreement, by Argosy should be after April 30, of any given year, except for the year 2004, Argosy shall be obligated to fund the filing of the County and Federal Government requirements, regarding "Proof of Labors" or "Intent to Hold" and pay the federal claim rental fees for the properties of Happy Tracks covered in this Agreement for the upcoming year.

16.

LIABILITY

Argosy shall, at its sole expense, save, protect and hold harmless Happy Tracks against any and all claims or liabilities for injury to or death of persons or for damages to property resulting from its activities.  Argosy shall be responsible for all obligations under the Agreement, which have accrued after the Effective Date and prior to the effective date of surrender.  Happy Tracks shall at its sole expense, save, protect and hold harmless Argosy against any and all claims or liabilites for injury to, or death of persons or for damages to property resulting from the condition of the property prior to the Effective Date, including any environmental contamination prior to the Effective Date.

17.

REMOVAL OF EQUIPMENT

Argosy must remove all property, fixtures or structures erected or placed by them on or in the Mining Claims within ninety (90) days of termination, except where Argosy has exercised its right to purchase the Mining Claims under clause 10.

18.

GEOLOGIC DATA

Argosy shall provide, at the term of this Agreement, with any non-interpretative factual geologic or engineering data pertaining to the Mining Claims as developed by Argosy, its contractors or agents.

19.

TAXES

Argosy agrees to pay promptly when due all ad valorem taxes levied and assessed after the Effective Date and prior to the Termination date upon the properties and all taxes levied and assessed upon any improvements placed by Argosy upon the Mining Claims.  As to production and severance taxes, and all other taxes that are now or may be hereafter levied and computed on the amount or value of ores, metals or concentrates produced, Argosy and Happy Tracks shall bear their pro rata share; provided, the pro rata share of Happy Tracks shall be determined by multiplying the gross amount of royalties paid to Happy Tracks during the taxable period by the applicable tax rate, the balance of the tax being Argosy's pro rata share.

20.

LIENS

Argosy shall pay in full for all labor performed upon or material furnished to the Mining Claims at the instance or request of Argosy and shall keep the whole thereof free and clear from any and all liens of mechanics, suppliers or other materialmen, except liens that may arise by operation of law and for which payment is not yet due; provided that Argosy shall have the right to challenge any such lien or encumbrance but shall effect the removal of the same upon conclusion of such challenge.  At Happy Tracks' request, Argosy shall post and keep posted notices upon the Mining Claims, such notices permitted by law, that the Mining Claims are optioned and that Happy Tracks shall not be liable for any labor performed upon or for materials supplied or otherwise furnished to the Mining Claims at the instance or request of Argosy.

21.

NOTICE

All notices required hereunder shall be deemed to have been given if the same are reduced to writing and mailed by registered or certified mail to the following respective addresses until a different address is specified in writing by one party or another:

To Happy Tracks:

Happy Track Mining Company

c/o Gerald A. Doyle, Agent

P.O. Box 3798

Sparks, Nevada  89432  USA

To Argosy:

Argosy Mining Corp.

c/o Cecil Bond, CFO and Director

20607 Logan Avenue

Langley, BC  V3A 7R3  CANADA

22.

SUCCESSORS, HEIRS AND ASSIGNS

Any reference herein to "Argosy" shall be read as including their heirs, successors and assigns; and reference herein to "Happy Tracks" shall be read as including its heirs, successors and assigns.

23.

FORCE MAJEURE

Whenever the time of Argosy's performance of any act hereunder (except payment of money) is limited or must be performed by a specified date or any notice and performance thereof is hindered, prevented or delayed in whole or in part, by factors or circumstances beyond the reasonable control of the party to perform, such acts of God, fire, floods, earthquakes, landslides, washouts, strikes, materials, supplies or labor interruptions causing slowdowns, mob violence, civil disobedience, regulations, injunctions, orders or requirements of any government, then the time to perform of such act or obligation shall be extended for a period equal to the extent of such delay, plus a reasonable time thereafter to overcome the effects of such delay.  The use of Force Majeure shall not be used due to weather conditions.

Should Force Majeure be placed in effect expending the final date of the Agreement, Argosy will be responsible for the filing of any and all County and Federal requirements to retain the Properties of Happy Tracks Mining; such as filing, in a timely manner, "Proof of Labor" or "Intent to Hold" prior to termination as provided in clause 15(b) above.

24.

COMPLIANCE WITH LAW

Argosy will at all times conduct their operations hereunder in a manner consistent with good mining practices and shall comply with all applicable state and federal regulations governing mining and exploration operations.  In conducting their operations, Argosy shall comply with terms and provisions of Workman's Compensation laws and shall hold Happy Tracks harmless against such losses, damages or claims of whatsoever nature or character occasioned by or arising out of their operations under the terms and provisions of the Option to Purchase unless the same arises as a result of negligence of Happy Tracks.

25.

RECLAMATION

Argosy shall be liable for all reclamation necessary under applicable federal and state laws and arising from its own exploration and mining activities (but not from any pre-existing condition).  Reclamation work will be completed as soon as possible and will be in accordance with all county, state and federal regulations.

26.

CHOICE OF LAW, FURTHER ASSURANCES, RECORDING, CAPTIONS

This Agreement shall be governed the laws of the State of Nevada.  Upon the written request of Argosy, Happy Tracks agrees to furnish such additional formal assurances or other written documents, in proper and recordable form, as may be reasonably necessary to carry out the intent, purpose and terms of this Agreement.  A Memorandum of this Option to Purchase Agreement, when executed and acknowledged by the parties hereto, may be recorded at the office of the Clerk and County Recorder and the Bureau of Land Management, Mining Claim Division of Elko County, 1340 Financial Way, Reno, Nevada,  89502 by either party in a form reasonably acceptable to both parties.  Captions appear in this Agreement only for convenient reference and they shall not affect or define the meaning or scope of any portion of this Agreement.

27.

APPROVAL

This Agreement is subject to the approval of the Board of Directors of Argosy.  Such approval to be obtained within 30 days of signature hereof and such approval to be advised to Happy Tracks in writing.

28.

ENTIRE AGREEMENT

This Option to Purchase Agreement by and between the parties hereto, and no oral agreement, promise, statement or representation which is not contained herein shall be binding on either party.  No amendment or modification of this Agreement shall become effective unless and until the same have been reduced to writing and duly signed and acknowledged by the party against whom enforcement of any such change is now sought.

29.

BINDING EFFECT

Happy Tracks agrees that Argosy, by the payment as set forth in this Agreement and by performing and observing the several covenants herein contained, may peacefully hold and enjoy the Mining Claims and the rights herein granted, during the term hereof without any interference or interruption by Happy Tracks, its representatives or assigns.  The covenants, terms and conditions of this Agreement shall run with the land and in all respects be binding on and inure to the benefit of the successors and assigns of either of the parties hereto.

30.

MULTIPLE COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

HAPPY TRACKS MINING COMPANY

Per:  ______"Gerald A. Doyle" ______________________

Gerald A. Doyle, Authorized Agent

STATE OF NEVADA, COUNTY OF ELKO

On the   24th    day of November, 2003, before me, the undersigned Notary Public, personally appeared Gerald A. Doyle, Agent for Happy Tracks Mining Company, who acknowledged that he executed the foregoing instrument, being authorized to do so.

My Commission Expires: 11-15-06

____________"Lisa Barker"___________

_____________________________

Notary Public

(SEAL)

ARGOSY MINING CORP.

Per:  _____"Cecil Bond"____________________________

Argosy Mining Corp.

COUNTRY OF CANADA

PROVINCE OF BRITISH COLUMBIA, CITY OF LANGLEY

On the  18th   day of November, 2003, before me, the undersigned Notary Public, personally appeared Cecil R. Bond, Director of Argosy Mining Corp., who acknowledged that he executed the foregoing instrument, being authorized to do so.

My Commission Expires: December 31, 2003

_______"Allan MacCallum"_____________

_____________________________

Notary Public

(SEAL)

EXHIBIT "A"

CLAIM NAME

BLM NUMBER

Meadows No. 1

NMC 125848

Meadows No. 2

NMC 125849

Rosebud No. 5

NMC 125870

Rosebud No. 6

NMC 125871

Cora Alice No. 10

NMC 748919

Cora Alice No. 13

NMC 125886

Cora Alice No. 14

NMC 125887

Cora Alice No. 17

NMC 125890

Cora Alice No. 18

NMC 748923

Cora Alice No. 24

NMC 750492

Cora Alice No. 32

NMC 750494

Cora Alice No. 33

NMC 127456

EXHIBIT B

MUTUAL CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT ("Agreement") is made effective this 17th day of November 2003, by and between Argosy Mining Corp., of Vancouver, Canada (hereinafter referred to as "Argosy"), and Happy Tracks Mining Company, doing business pursuant to a certificate filed on July 28, 1977 with the clerk of the Court in Elko County, Nevada, whose address is Apt. D - 1095 F Street, Sparks, Nevada  89432 (which, with any parent, subsidiary or affiliated company or individual, is hereinafter referred to as "Company").

WITNESSETH:

WHEREAS, Company owns or controls an interest in certain Mining Claims in Nevada (hereinafter referred to as the "Project") which are the subject of an Option to Purchase Mineral Tenements dated as of November 17, 2003 (the "Option Agreement") which are described in Exhibit A of the Option Agreement and incorporated herein by this reference;

WHEREAS, under the Option Agreement, the Company will provide Argosy with certain information relating to the Project which is confidential and proprietary to Company;

NOW THEREFORE, in consideration of the foregoing and of the furnishing of information by Company to Argosy, and intending to be legally bound, Argosy agrees as follows:

1.

Confidential Information:  To the same degree of care that Argosy uses with its own confidential information, Argosy agrees to hold in confidence and not to use or disclose to any person, without the prior written consent of Company, the information relating directly to the Project that is identified by Company as confidential and which is disclosed to Argosy by Company.  All of the above shall hereinafter be collectively referred to as "Confidential Information".  Such term shall not include the following:

a.

Information that at the time of disclosure is generally available to the public;

b.

Information that after disclosure is published or otherwise becomes generally available to the public through no fault of Argosy (but only after, and only to the extent that, it is published or otherwise becomes generally available to the public);

c.

Information that Argosy can show already was in the possession of Argosy or its affiliates at the time of disclosure and that without breach of any obligation of confidence Argosy is free to disclose to others;

d.

Information that Argosy can show was received by it or its affiliates after the time of disclosure from a third party who did not acquire it directly or indirectly from Company or any of its parent or subsidiary companies under an obligation of confidence and that without breach of any obligation Argosy is free to disclose to others; or

e.

Information that Argosy reasonably believes is required to be disclosed by applicable law or stock exchange rules applicable to it or its affiliated companies.

f.

Notwithstanding anything to the contrary herein, the obligations relating to confidentiality described herein shall not apply to the "tax structure" or "tax treatment" (as these terms are defined in Section 1.6011-4(c)(8) and (9), or any successor provision, of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the "Code")) of any transaction contemplated herein, and each party hereto (and any officer, director, employee, affiliate, outside accountant and attorney of any such party) may disclose to any and all persons, without limitation of any kind, the "tax structure" and "tax treatment" (as these terms are defined in Sections 1.6011-4(c)(8) and (9), or any successor provision, of the Treasury Regulations) of any and all transactions contemplated herein; provided that the confidentiality provisions of this agreement shall continue to apply to information irrelevant to understanding the tax structure or tax treatment of such transactions.  In addition, each party hereto acknowledges that it has no proprietary or exclusive right to any tax matter or tax idea related to any of the transactions contemplated herein.  Each party recognizes that the privilege each has with respect to the confidentiality of the transactions contemplated hereby, including with respect to confidential communications with an attorney or a federally authorized tax practitioner under Section 7252 of the Code, is not intended to be waived by the foregoing.  Each party agrees that the identity of the parties are not essential to the understanding of the tax treatment or tax structure of the transaction.

2.

Representations:  Company represents to Argosy that the Company has the right to disclose the information and that it is reasonably accurate and complete.

3.

Return of Property:  Argosy agrees to return all written Confidential Information at the termination of the Option Agreement, unless Argosy exercises its right to purchase thereunder.

4.

Project Discussions:  It is understood that the discussions relating to the Project are confidential.  No public announcement covering such discussion or concerning the existence thereof will be made by either party except if required by law or stock exchange rules and upon notice to the other party, or, when necessary, upon closing provided that any such public announcement be agreed to by the parties prior to publication.

5.

Third Party Transactions:  Neither party has engaged the services of any broker or agent, but if so, they shall be solely responsible for any fees or compensation.

6.

Term:  This Agreement and all of the obligations herein shall terminate upon termination of the Option Agreement; provided, however, if Argosy exercises its right to purchase the Project, then the Confidential Information herein shall become the property of Argosy and the Company shall, in such instance, keep the same confidential for a period of five (5) years from the date thereof.  After termination of this Agreement, neither party shall have any liability or obligations under this Agreement.

8.

Construction of Agreement:  This Agreement shall constitute the sole understanding of the parties with respect to the subject matter hereof, and no modification or alteration of the terms hereof shall be binding unless such modification or alteration is a written and executed amendment to this Agreement.  Except as stated in this Agreement, Argosy shall have no responsibility for confidentiality of any information provided to it by Company.  Nothing in this Agreement evidences any commitment on the part of Argosy to pursue any proposed transaction with the Company and no such commitment is implied.  This Agreement shall be governed by the laws of the State of Nevada.

IN WITNESS WHEREOF, the parties hereto have caused this Confidentiality Agreement to be executed by their duly authorized officers as of the date first written above.

Argosy Mining Corp.

Per:

"Cecil Bond"

Cecil R. Bond

Happy Tracks Mining Company

Per:

"Gerald A, Doyle"

Gerald A. Doyle

Exhibit 8.1

List of Subsidiaries:

Argosy Mining Corp

Canada

Calliope Metals (Holdings) Ltd.

Canada

Calliope Metals Pty Ltd.

Australia

Andover Resources N.L.

Australia

*Liberex Limited

Republic of Cyprus

*Liberex Mining B.V.

Netherlands

Melling Investments Limited

BVI

Balzan Investments Limited

BVI

*Indian Ocean Exploration Limited

Australia

*In process of being de-registered or liquidated as these companies are no longer required.

Exhibit 12.1

CERTIFICATION

I, Cecil R. Bond, certify that:

1.

I have reviewed this annual report on Form 20-F of Argosy Minerals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  _May 18, 2004______

Cecil R. Bond, Chief Executive Officer

(Principal Executive Officer and Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Cecil R. Bond, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

____May 18, 2004________

_________________________________________

Cecil R. Bond, Chief Executive Officer

(Principal Executive Officer and Principal Financial Officer)