Form 20-F
period 2004-12-31
ARGOSY MINERALS INC
filed 2005-04-08
CIK 1047363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

X__	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  December 31, 2004
or

___	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to __________________

Commission file number  0-29500

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

Yes    X    No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X    Item 18

Table of Contents

Table of Contents		3
Glossary Of Technical Terms		5
NOTE TO UNITED STATES READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE UNITED STATES AND CANADA		6
Special Note Regarding Forward Looking Statements		7
Metric Equivalents		8
Part I		9
Item 1 –	Identity of Directors, Senior Management and Advisors	9
Item 2 –	Offer Statistics and Expected Timetable	9
Item 3 –	Key Information	9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
Item 4 –	Information on the Company	17
A.	History and Development of the Company	17
B.	Business Overview	21
C.	Organizational Structure	32
D.	Property, Plant and Equipment	33
Item 5 –	Operating and Financial Review and Prospects	35
A.	Operating Results	35
B.	Liquidity and Capital Resources	42
C.	Research and Development, Patents and Licences, etc.	43
D.	Trend information	43
Item 6 –	Directors, Senior Management and Employees	44
A.	Directors and Senior Management	44
B.	Compensation	44
C.	Board Practices	47
D.	Employees	48
E.	Share Ownership	48
Item 7 –	Major Shareholders and Related Party Transactions	50
A.	Major shareholders	50
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	51
Item 8 –	Financial Information	51
Item 9 –	The Offer and Listing	51
A.	Offer and Listing Details	51
B.	Plan of Distribution	52
C.	Markets	52
D.	Selling shareholders.	52
E.	Dilution	52
F.	Expenses of the Issue	52
Item 10 –	Additional Information	52
A.	Share Capital	52
B.	Memorandum and Articles of Association	52
C.	Material Contracts	55
D.	Exchange Controls	57
E.	Taxation	57
F.	Dividends and Paying Agents	69
G.	Statement by Experts	69
H.	Documents on display	69
I.	Subsidiary Information	69

Glossary Of Technical Terms

The following is a glossary of mining terms used in this document:

alluvial	-	Resulting from erosion and weathering of primary occurrences and later transported, relocated and concentrated by a river.
assays	-	Metallurgical procedure for determining grade of sample.
basal	-	Lowermost layer or horizon.
breccia	-	rock consisting of fragments, more or less angular, in a matrix of finer-grained material.
concentrate	-	a product containing valuable minerals from which most of the waste material in the ore has been separated, usually by a flotation technique.
decantation	-	Metallurgical process where solutions flow or pumped from one process to another.
development	-	the preparation of a mining property for production.
diamond drilling	-	a type of rotary core drilling in which diamonds are used as the cutting tool.
diamondiferous	-	Containing diamond.
epithermal	-	applied to hydrothermal deposits formed at low temperature and pressure.
fault	-	a fracture in a rock along which there has been displacement.
fault system	-	two or more interconnecting faults.
flotation	-	a metallurgical process involving air bubbles to recover a specific mineral from an ore.
grade	-	the proportion of an element (or substance) in an ore body - commonly expressed as a percentage for base metals and grams/tonne or oz/ton for precious metals.
g/t	-	Grams per tonne.
gravels	-	Coarse alluvially derived sediments.
km	-	kilometres (1000 metres).
laterite	-	a residual deposit derived from the weathering of ultrabasic rocks by the drainage of meteoric water through fractures.
lateritic ore	-	laterite containing nickel and cobalt values in economic concentrations.
leaching	-	the dissolution stage of a hydrometallurgical process.
limonite	-
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

NOTE TO UNITED STATES READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE UNITED STATES AND CANADA

Mineral Reserve
The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;
“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource
While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Special Note Regarding Forward Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Forward-looking statements in this report include, but are not limited to, (i) the likelihood the Registrant will be granted a permit by the United States Forest Service to commence its drilling program in the spring of 2005 related to the Nevada Gold Project (as defined herein) and the Registrant’s proposed activities after receiving such permit, and (ii) the extent of the nickel deposits related to the Burundi Nickel Project (as defined herein) and the projected life of any mining project related to such deposits. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with the Tripartite Agreement arbitration;  risks associated with project development; the Registrant’s history of losses and lack of revenues; the Registrant’s lack of mineral producing properties; the potential inability of investors to enforce U.S. judgments against the Registrant or its officers or directors; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in diamond and metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; political risks and political risk insurance; environmental liability claims and insurance; infrastructure issues; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and adverse tax consequences to U.S. Shareholders resulting from the Registrant’s PFIC status. Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under “Item 3. - Risk Factors”. Although the Registrant believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, performance and achievements or other future events. The Registrant is under no duty to update any of its forward-looking statements after the date of this report. Investors should not place undue reliance on such forward-looking statements.

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

Year Ended December 31
	2004	2003	2002	2001	2000
Average for Period	0.772	0.7205	0.6369	0.6446	0.6726

Month Ended
	28-Feb-05	31-Jan-05	31-Dec-04	30-Nov-04	31-Oct-04	30-Sep-04
High for Period	0.8134	0.8346	0.8435	0.8493	0.8201	0.7906
Low for Period	0.7961	0.805	0.8064	0.8155	0.7858	0.7651
Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on February 28, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.8133 (US$1.00 = CDN$1.2295) and for the conversion of Australian dollars into United States dollars was 0.7940 (US$1.00 = AUS$1.2594).

The information set forth in this Form 20-F is as at February 28, 2005 unless an earlier or later date is indicated.

Part I

Item 1 - Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A.  Selected Financial Data
The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. - Operating and Financial Review and Prospects”. Reference is made to Note 10 of the December 31, 2004 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on the Registrant’s financial statements.

To date, the Registrant has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments. The Registrant has financed its operations principally through the sale of its equity securities, and reimbursement of prior expenditures. The Registrant currently has sufficient funds to maintain operations for the remainder of its fiscal year at its current level of activity. In the event that activities increase or new projects are acquired, the Registrant’s ability to continue operations will be dependent on its ability to obtain additional financing. For particulars, see “Item 4. - Business Overview” and “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	$3,148,252	$2,493,133	$11,079,339	$9,188,012	$1,055,049
U.S. GAAP	$3,148,252	$2,402,621	$10,486,769	$664,697	$2,417,915

Basic & Diluted Loss per Common Share
Canadian GAAP	$0.03	$0.03	$0.12	$0.10	$0.01
U.S. GAAP	$0.03	$0.03	$0.11	$0.01	$0.03

Dividends Declared	n/a	n/a	n/a	n/a	n/a

Balance Sheet
Total Assets
Canadian GAAP	$4,812,927	$8,261,351	$10,628,717	$21,901,677	$30,609,994
U.S. GAAP	$4,812,927	$8,261,351	$10,538,205	$21,218,595	$21,403,597

Net Assets
Canadian GAAP	$4,661,926	$7,810,178	$10,303,311	$21,382,650	$30,524,151
U.S. GAAP	$4,661,926	$7,810,178	$10,212,799	$20,699,568	$21,317,754

Shareholders’ Equity
Canadian GAAP	$4,661,926	$7,810,178	$10,303,311	$21,382,650	$30,524,151
U.S. GAAP	$4,661,926	$7,810,178	$10,212,799	$20,699,568	$21,317,754

Weighted Average Number of Shares Outstanding	95,969,105	95,969,105	95,969,105	95,894,105	95,781,605

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
An investment in the Common Shares Common Shares of the Registrant should be considered to be highly speculative due to the nature of the Registrant’s business, the present stage of its projects and the risks inherent in the development, construction, commissioning of mines and the processing and the sale of diamonds, nickel, cobalt, gold and silver products.

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.	Lack of Revenues; History of Losses

The Registrant has not recorded any revenues or net income from its operations nor has the Registrant commenced commercial production on any of its properties over the Registrant’s twenty (20) year existence. The Registrant has accumulated net losses of approximately $39,413,000 through December 31, 2004. There can be no assurance that significant additional losses will not occur in the near future or that the Registrant will generate any revenues from mining operations or be profitable in the future. The Registrant anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years if it adds the consultants, personnel and equipment associated with advancing exploration, development and possible commercial production of its properties should it decide to put a property into production. The amounts and timing of expenditures will depend on the Registrant’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Registrant’s acquisition of additional properties and other factors, many of which are beyond the Registrant’s control.

The Registrant does not expect to receive revenues from operations in the foreseeable future, if at all. The Registrant expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations. The development of the Registrant’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Registrant will generate any revenues or achieve profitability.

ii.	No Mineral Producing Properties; Registrant is in Exploration Stage

The Registrant is an exploration-stage company. There are no known ore reserves on the Registrant’s properties and any work program on a property would be an exploratory search for ore grade mineralization. There can be no assurance that the current exploration programs planned by the Registrant will result in a profitable commercial mining operation.

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

iii.	Risk of Development

The Registrant has not brought any property in which it had an interest into commercial production. As such, the Registrant’s ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of the Registrant.

iv.	Additional Financing Requirements

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

Construction of any of the projects may require that the Registrant raise substantial project financing. The Registrant has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Registrant’s control, including the state of financial and equity markets, interest rates, currency exchange rates, commodity prices for diamonds, nickel, cobalt, sulphur, gold and silver, energy prices and other factors. Failure by the Registrant to finance any of the projects could materially adversely affect the Registrant’s future financial performance.

v.	Operational Risks

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

vi.	Fluctuations in Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of any metals and diamonds produced. Factors beyond the control of the Registrant may affect the marketability of any substances discovered. The prices of rough diamonds and various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods. The supply of and demand for rough diamonds and metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of rough diamonds or any metal will be such that the Registrant’s properties can be mined at a profit.

The Registrant does not currently hedge any of its proposed future production, but may do so in the future.

vii.	Uncertainty of Title

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

viii.	Foreign Countries and Regulatory Requirements

The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits for exploration and permit renewals. Permitting for the commencement of mining operations on any of the properties in which the Registrant has an interest will require further processing by government agencies, however, the Registrant does not anticipate being in a position to apply for any of the required permits to commence mining operations on its properties until the end of 2005 at the earliest. Applications for the renewal of prospecting permits are made as and when required. The Registrant’s management does not expect that any of its properties will have progressed to completion of a feasibility study prior to such time, and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

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

ix.	Political Risk and Political Risk Insurance

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

Specifically, the Registrant’s Burundi nNickel Pproject is located at Musongati in Burundi in Central Africa where (the “Burundi Nickel Project”) where there has been a recent history of political conflict between the various tribal groups. These groups are seeking to share political and military power. Attempts have been made by the international community to broker an agreement which will allow for an end to the conflict and a peaceful transition of power. The instability within the country gave rise to a declaration of force majeure by the Registrant’s subsidiary in April 2000. Following the implementation of a transitional government in Burundi in November 2001 as a result of the peace accord signed by most of the parties and a subsequent improvement in general security, the declaration of force majeure was lifted on March 28, 2002. Force majeure was re-imposed in August 2002 following a significant deterioration in security in Burundi. The project has remained under force majeure since August 2002 except for a brief period in July 2004. In the event that the political and security situation does not improve the Registrant’s ability to proceed with the Burundi Nickel Project will be materially adversely affected.

x.	Environmental Factors

While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary. The Registrant’s projects are at an early stage and will require substantially more work regarding environmental matters and will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent. Therefore, existing and possible future environmental legislation, regulations and actions in Burundi, South Africa and the USA could cause additional expense, capital expenditures, restrictions and delays in the Registrant’s activities undertaken in connection with the projects. The continued conduct of each of the Registrant’s projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested. Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant’s operations and financial performance.

xi.	Infrastructure Issues

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

xii.	Reliance on Key Personnel

The Registrant is heavily dependent upon the expertise of certain of its own or its subsidiaries’ key officers. The loss of the services of one or more of these individuals could have a material adverse effect on the Registrant. The Registrant’s ability to recruit and retain highly qualified management personnel is critical to its success. There can be no assurance that the Registrant will be successful in attracting and retaining skilled and experienced management; if it is unable to do so this may materially adversely affect the Registrant’s financial performance.

xiii.	Conflicts of Interest

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

xiv.	Absence of Dividends

The Registrant has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Registrant’s board of directors (the “Board”) will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Registrant’s Common Shares in the foreseeable future, if at all.

xv.	Currency Fluctuation

The Registrant currently maintains its banking accounts mostly in Canadian dollars. The Registrant’s office in Canada (using Canadian dollars) and office in Australia (using Australian Dollars) and proposed operations in Burundi (using Burundian francs), in South Africa (using Rands) and in the USA, and the proposed sale of metals and diamonds which are priced in U.S. dollars make it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results from operations. The Registrant does not currently engage in hedging activities.

xvi.	Competition

The Registrant competes with other development companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Registrant. Nevertheless, the market for the Registrant’s potential future production of diamonds, nickel, cobalt, gold and silver tends to be commodity-oriented rather than company-oriented. If it successfully reaches commercial production, the Registrant will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Registrant’s financial performance.

xvii.	Dilution

The Registrant may attempt to raise additional capital in the future from the issue of new Common Shares and grant to some or all of its own and its subsidiaries’ directors, officers, insiders and key employees options to purchase the Registrant’s Common Shares as non-cash incentives to those employees. Such capital raisings may be at prices below or equal to market prices and such options may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of new Common Shares are issued or such options may be granted and exercised, the interests of then existing shareholders of the Registrant will be subject to additional dilution.

The Registrant is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of the feasibility studies, may also issue substantial additional shares to finance the construction of any or all of its projects.

xviii.	Volatility of Common Share Price and Volume; Lack of Liquidity

The Registrant’s Common Shares are listed for trading on the Australian Stock Exchange (“ASX”). The Registrant’s listing on the CDNX, in Canada, was voluntarily terminated on October 4, 2001 due to lack of trading volume. Shareholders of the Registrant may still be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. Furthermore, there can be no assurance that the Registrant will continue to be able to meet the listing requirements of the ASX or achieve listing on any other public trading exchange. The market price of the Common Shares may be affected significantly by factors such as changes in the Registrant’s operating results, the completion or delay of a positive feasibility study, the availability of construction financing, fluctuations in the price of metals and diamonds, the interest of investors, traders and others in small exploration stage public companies such as the Registrant and general market conditions. In recent years the securities markets in Australia have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalisation exploration companies similar to the Registrant, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Registrant’s shares will not occur.

xix.	Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant’s PFIC Status

The Registrant believes that it qualified as a passive foreign investment company (“PFIC”) for the fiscal year ended December 31, 2004 and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant’s Common Shares because the only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

xx.	Potential Inability to Enforce U.S. Judgements against the Registrant or its Officers and Directors

The Registrant is incorporated under the laws of the Yukon Territory, Canada and, all of the Registrant’s directors and officers are residents of either Canada or Australia. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A judgement of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

Item 4 - Information on the Company

A.	History and Development of the Company
The Registrant was incorporated in the Province of Alberta pursuant to the Business Corporations Act (Alberta) on December 17, 1985, was continued under the Canada Business Corporations Act on September 24, 1987 and was continued pursuant to the Business Corporations Act (Yukon) on June 17, 1997.

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

Since inception, the Registrant has been involved in exploration for metals, minerals and diamonds and in the feasibility study for the potential development of a nickel processing facility initially in Australia and subsequently in New Caledonia in the South Pacific (the “New Caledonia Nickel Project).

In May 1998, the Registrant revised the scope of its nickel project to improve the economics of the project by reducing the anticipated costs associated with transporting ore from New Caledonia to Australia. The revised scope included a joint venture equity participation in Societe des Mines de la Tontouta’s (“SMT”) Nakety concessions, whereby the Registrant would complete a feasibility study for the mining and processing of the ore in New Caledonia. A Heads of Agreement was signed, subject to further negotiation and finalisation, to form a joint venture company that would undertake the construction of a mine and processing facility to be located in the Canala region of New Caledonia.

Effective May 7, 1999, the Registrant entered into a Plan of Arrangement (the “Plan”) whereby the Registrant acquired Argosy Mining Corp (“AMC”). Pursuant to the Plan, the shareholders of AMC exchanged their shares for shares of the Registrant on the basis of 5 AMC shares for 3 new shares of the Registrant, the Registrant changed its name from Calliope Metals Corporation to Argosy Minerals Inc. and changed its year end to December 31 from April 30. As the shareholders of AMC as a group acquired control of the Registrant, the transaction was accounted for as a reverse takeover.

The heads of agreement, signed in May 1998, was superseded by a Tripartite agreement between the Registrant, SMT and Norilsk Nickel’s subsidiary, NN Invest Holdings SA (“NNIH”), signed in October 2001, under which NNIH re-imbursed the Registrant US$7,166,000 for a portion of its expenditure previously incurred on the New Caledonia Nickel Project, and would complete a Bankable Feasibility Study by December 2004. On August 5, 2002 the Registrant received a termination notice from NNIH terminating its involvement in the New Caledonia Nickel Project. The termination by NNIH effectively terminated the Registrant’s interest in the New Caledonia Nickel Project. In addition NNIH, through the International Court of Arbitration of the International Chamber of Commerce (“ICC”), issued a request for arbitration for the return of US$7,166,000 paid to the Registrant on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration.

In March 2003, the Registrant entered into an option agreement, with subsequent amendments for the acquisition of 85% of Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”), the owner of a prospecting permit in Namaqualand, South Africa (the “Albetros Diamond Project”). See Item 4B Business Overview

In December 2003 and May 2004, the Registrant entered into option agreements over the Gold Creek properties in Nevada, USA. See Item 4B Business Overview,  Gold in Nevada, USA

In December 2004, The Registrant announced that the arbitration initiated by NNIH in September 2002 over the New Caledonia nickel lateriteNickel pProject had been discontinued and is now settled. The Settlement Agreement, the terms of which are bound by a confidentiality agreement signed between the parties, follows a meeting held in Paris on the 25th of November, 2004. Each party will remain responsible for its costs incurred in the arbitration process and neither party has any claim outstanding against the other.

Principal Capital Expenditures and Divestitures

The Registrant’s Principal Accounting Policies for Project Assessment and Mineral Properties and Deferred Costs are as follows:

i.	Project Assessment
Project assessment costs consist of expenditures to evaluate new projects. These expenditures are charged to income when incurred. Once the Registrant decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below. Included in project assessment expenditures are option payments for mineral properties, these payments are charged to income when incurred.

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

Management's estimate of carrying values, if any, is subject to risks and uncertainties affecting the recoverability of the Registrant’s investment in mineral properties. Although management makes its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs, if any, and the need for asset impairment write-downs.

Although the Registrant has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Registrant’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

The Registrant has financed capital expenditures on its mineral resource projects from funds available after completion of the Plan and receipt of funds from NNIH as follows:

Project	Location	2004	2003	2002

Burundi Nickel Project	Burundi, Central Africa	Nnil	$19,783	$50,662
Kremnica Gold Project	Slovak Republic, Central Europe	n/a	$33,988	$99,036
New Caledonia Nickel Project	New Caledonia, South Pacific	n/a	n/a	$90,512

Where exploration on its mineral projects prove unsatisfactory, the Registrant disposes of the project and writes off expenses and deferred costs associated with that project. No expenditures were written off over the last 3 years due to unsatisfactory exploration results. In addition, the Registrant reviews the carrying costs, if any, of each of its investments quarterly and writes down mineral properties and deferred costs associated with projects whose carried costs may not be recoverable. Mineral properties and deferred costs written down over the last 3 years due to continued low metals prices, political instability, the loss of the project or the inability to introduce a joint venture partner or sell the underlying project are as follows:

Project	Location	2004		2003		2002
Burundi Nickel Project (1)	Burundi	$	nil		$19,783 (2)	$7,973,049 (4)
New Caledonia Nickel Project	New Caledonia		n/a		n/a (3)	$2,539,625 (5)
Kremnica Gold Project (1)	Slovak Republic, Central Europe		n/a	$	nil (3)	nil

1.	.
The Registrant acquired the Kremnica Gold Project and the Burundi Nickel Project during the year ended December 31, 1999 following the completion of the Plan whereby Argosy Mining Corp. (“AMC”) became a wholly-owned subsidiary of the Registrant.

2.	.	During the year ended December 31, 2003 the Registrant wrote off $19,783 expended on the Burundi Nickel Project during the year.
3.	.	The Registrant sold the Kremnica Gold Project in July 2003.
4.	.	During the year ended December 31, 2002 the Registrant wrote down its investment in the Burundi Nickel Project by $7,973,049 to $nil due to the ongoing political and security problems in the country.
5.	.
On August 5, 2002, NNIH terminated its involvement in the New Caledonia Nickel Project which resulted in the loss of the project. Consequently, during the year ended December 31, 2002, the Registrant wrote off its remaining investment in the project in the amount of $2,539,625.

Divestiture of assets over the last 3 years are as follows:

		Proceeds
Project	Location	2004	2003	2002
Kremnica Gold Project	Slovak Republic	-	$500,000	-

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

Details of Project Assessment Expenditures during the years ended December 31, 2004 and 2003 are as follows:

Albetros Diamond Project	2004	2003
Geological Consulting, Supervision and Legal	$44,565	$218,115
Drilling	80,207	486,693
Gravel Processing and Sorting	57,020	147,866
Travel and Accommodation	55,220	129,608
Option Fees	117,158	469,000
Rehabilitation	30,934	-
	385,104	1,451,282
Nevada Gold Project
Geological Consulting, Supervision and Legal	81,995	-
Assessment and Data	8,894	-
Option Fees	59,317	-
Claim Fees	12,904	-
Travel and Accommodation	53,135	-
	216,245	-
Other Projects
Legal, Consulting	40,331	142,216
Data Acquisition	-	74,463
Travel, Accommodation and other	62,367	53,402
Expenses Recovered	(116,804)	-
	(14,106)	270,081
Total	$587,243	$1,721,363

Over the next year, the Registrant proposes to finance the following project assessment and capital expenditures on its projects:

Project	Location	2005 (Proposed)
Nevada Gold Project	Nevada, USA		$250,000
Burundi Nickel Project (1)	Burundi, Central Africa	$	nil
Albetros Diamond Project (2)	Namaqualand, South Africa	$	nil
Note: (1) The Registrant is seeking new opportunities and project assessment or capital expenditures will vary depending on the nature of new projects acquired or the results of assessments of current projects, as well as any change in the security situation in Burundi.

(2) Subsequent to December 31, 2004, the Registrant terminated the agreement to acquire the Albetros Diamond Project.

These expenditures are being financed from the Registrant’s working capital.

The Registrant is currently re-evaluating its ongoing involvement in the MusongatiBurundi Nickel Project.

There has been no indication of any public takeover offers by third parties in respect of the Registrant’s common shares Common Shares or by it in respect of other companies’ shares during the last or in the current financial year.

The Registrant was not involved in any bankruptcy, receivership or similar proceedings, nor was it a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets, since December 31, 2003 through the date of this Annual Report.

B.	Business Overview
The Registrant is a Yukon corporation involved in the exploration and possible future development of mineral resources. Its Common Shares are listed for trading on the ASX under the trading symbol “AGY”.

At December 31, 2004, the Registrant had three projects namely:

-	The Nevada Gold Project (as defined below) in Nevada, USA,
-	The MusongatiBurundi Nickel Project in Burundi, which is subject to force majeure, and
-	The Albetros Diamond Project in South Africa. Subsequent to December 31, 2004 the Registrant terminated the agreement to acquire this project.

Apart from the Nevada Gold Project, all of the Registrant’s projects are located outside North America and none of the projects are currently in production, consequently the Registrant does not have a source of revenue other than interest income from cash balances.

To date, the Registrant has not earned any revenues.

1.	Gold in Nevada, USA
Gold Creek
In November 2003, the Registrant entered into an option agreement over a gold-rich vein system (“Gold Creek”) in Elko County, Nevada, U.S.A. (the “Nevada Gold Project”). The property is located within the southern boundary area of Humboldt National Forest, some 100 km north of the town of Elko, and NE of Jerritt Canyon Gold Mine. Access to the property is via secondary gravel road to the entrance to the national forest and then on tracks which criss cross the area.

The Gold Creek property is covered by 37 unpatented mining claims of 3.1 km2 total area. An additional 2 claims (16.7 hectares) cover water rights. Mineral rights on the claims are held by Happy Tracks Mining Company (“Happy Tracks”). The option agreement with Happy Tracks initially covered 31 unpatented lode claims and a n additional six further 6 were staked in 2004, and have become subject to the same option agreement. The option agreement provides for annual payments over 3.5 years totalling US$66,000 with an exercise price of US$1,250,000 for 100% of the mining claims.

Gold Creek Project
Elko
Elko County
N
0
100
200
kilometers

Location Map
Gold Creek Project
Nevada, U.S.A.

Figure 1

The Gold Creek claims cover two past producing mines: Rosebud and St. Elmo. Gold was reportedly first discovered in the district in the late 1800’s when placer mining produced at least 40,000 ounces of gold. The Rosebud and St. Elmo mines were probably discovered around the same time. Accurate production figures for the Rosebud underground silver - lead - zinc - copper mine are not known. Much of the underground development work at the St. Elmo gold mine reportedly took place in the 1940’s although there are no records of production. The main St. Elmo vein system was mined underground along a strike distance of 165m and a limited amount of raising and stoping was carried out in the ore. It has been estimated that some 3,200 tonnes was mined at this time.

The existing high grade gold mineralization at St. Elmo will be the main focus for future work by the Registrant. Gold is hosted by sulphide-bearing quartz veins and breccias emplaced along NNW- to NE-trending high angle structures within the Cambrian age Prospect Mountain Quartzite.

Past Exploration
In terms of recent exploration activity, some 6 companies conducted evaluation work in the Gold Creek area between 1962 and 2000. During 1988, Newmont Exploration Ltd completed chip-channel sampling of the accessible underground workings at St. Elmo, returning assays ranging from 0.05 g/t up to 213g/t. Newmont noted that “native gold is commonly seen in oxidized cavities within the quartz vein” and that “very flashy ore grades (>22oz/t gold)” do occur.

In 1990, Harrison Western mined about 1,400 tonnes from 90m of drift development within St. Elmo. The weighted average grade for this material was reported to be ~approximately 10g/t gold.  Harrison Western supplied a 360 kg sample for metallurgical testwork by Hazen Research Inc. Hazen reported that this sample had an average grade of 8g/t.

Surface sampling of exposed vein/breccia at St. Elmo by Neil and Associates Ltd in 1996 returned assays upranging from 5 ppb to 28.5g/t gold. Further surface sampling by Mason Exploration Associates Ltd in 1997-99 along a 350m strike over St. Elmo returned assays upranging from 5 ppb to 73g/t.

Golden Hope Mines Limited in 1998 completed an Induced Polarisation (“IP”) survey (“IP”) to help define the vein system at St. Elmo. The IP revealed a well defined resistivity high suggesting that quartz vein/breccia mineralization has a strike length of 600m to 800m with the anomaly open to the north and possibly to the south as well. “Realsection profiles” across the resistivity anomaly suggest that the veins continue below surface to +300m depth.

In 1999, Mason Exploration Associates Ltd completed 3 diamond drill holes at St.Elmo. Covering a strike extent of 200m the three holes returned best results of 2m at 17g/t gold, 0.5m at 6.7g/t gold, and 0.5m at 0.5g/t gold. The hole with the latter of the above results targeted the northern extension of the IP resistivity anomaly with a 73g/t gold rock chip sample at the surface.

Diamond Jim
In December 2003, the Registrant announced another option agreement over additional claims covering the northern extension of this gold rich system. The northern extension is covered by 33 unpatented mining claims (“Diamond Jim Mine Claims”), total area 2.2 km2 that adjoins the Gold Creek claims located to the south. Mineral rights on the claims are held by a private individual. The option agreement, at no cost, allowed the Registrant until May 2004 to decide on whether to continue exploring the Diamond Jim claim block and to negotiate terms that would govern any extension to the option. In June 2004, the Registrant announced that it had entered into an option agreement over the Diamond Jim Mine Claims. The terms of the 3 year option agreement required the Registrant to pay US $20,000 on signature and equal payments of US $20,000 at the end of the first and second years. The option grants the Registrant the right to purchase the property outright for US $1,500,000 with option payments being credited towards the purchase price.

The claims cover a past producing mine, the Diamond Jim Mine, which is located 2 km northwest of St. Elmo Mine. The earliest development at Diamond Jim probably commenced soon after 1873. It has been estimated that less than 9,000 tonnes were mined at Diamond Jim prior to 1954. Recorded production from 1954 to 1985 is: 23,108 oz silver, 152,350 kg lead with minor gold, zinc and copper.

Of interest to the Registrant is are believed to beknown  high grade gold mineralisation outcropping to the east of the mine and the likelihood that this mineralisation may be a northerly extension to that at St. Elmo. An IP completed by Golden Hope Mines Limited in 1998 identified a half km long roughly SSE - trending resistivity high on the eastern slopes of Rosebud Peak (0.5km NE of Diamond Jim mine). The resistivity high on Rosebud Peak has been described as being coincident with a fault zone that may be closely related to the fault controlling the gold mineralisation at St. Elmo. Surface rock chip sampling by Mason Exploration Associates Ltd. along a 100m N-S zone above the resistivity high on the eastern slopes of Rosebud Peak returned highest assays ranging from 5ppb to : 6.25, 7.85, 9.3, 9.8, 11.97, 12.03, 15.15 and 15.43 g/t gold within quartz veins and breccia in quartzite.

Geology and Mineralisation
The main rock units in the project area are the Cambrian aged Prospect Mountain Quartzite and a shale plus sandstone sequence belonging to the Cambro-Ordovician Tennessee Mountain Formation.

Gold mineralisation within the Gold Creek Project area has been described from 3 areas: the St. Elmo mine area, Rosebud Peak and from the “saddle zone” between Rosebud Peak and St. Elmo. By far the most prospective area at this time is that surrounding the St. Elmo mine area. Gold mineralisation in the St. Elmo mine area is high grade, fault-controlled epithermal-style gold-silver in close association with quartz - pyrite - sericite alteration of the quartzite wallrocks. Sulphide minerals identified at St. Elmo include pyrite, chalcopyrite, galena, sphalerite, covellite, chalcocite, digenite, enargite and tetrahedrite. The vein system is a series of roughly north-trending anastomosing quartz veins that dip between 55o and 65o eastwards and which have been traced 230m along strike by drilling. Geophysical surveys completed by previous explorers suggesting that quartz vein/breccia mineralisation has a strike length of 600m to 800m with the possibility of extensions to the north and possibly to the south as well.

Surface sampling of exposed vein/breccia at St. Elmo by previous explorers returned assays up to 73 g/t Au and assays up to 213 g/t gold, with visible gold, from their sampling of the underground workings.

A geophysical survey completed by an earlier explorer on Rosebud Peak identified a half km long roughly SSE - trending anomaly on the eastern slopes of Rosebud Peak (0.5km NE of Diamond Jim mine); this anomaly was described as being associated with a fault zone that may be closely related to the fault controlling the gold mineralisation at St. Elmo.

The “saddle zone” is located in a topographic saddle between Rosebud Peak and St. Elmo. Past rock chip sampling returned 1.03 g/t gold and 0.82 g/t gold.

2004 Sampling by the Registrant

Assay results, from samples provided by the Registrant, reported by ALS Chemex in Vancouver, confirm the encouraging results reported by previous explorers.

Gold grades ranging from 0.01 g/t, reaching 145.5 g/t gold were received from the sampling of outcrop, sub-crop and stockpiles above the St. Elmo vein system. The 145.5 g/t gold sample and an accompanying 19.15 g/t gold result are both from outcrops of breccia and quartz veining, respectively, both trending at almost right angles to the main, roughly north-south, structural trend through St. Elmo. The combined width of the vein and adjacent breccia is 3.1 m.

Reconnaissance sampling by the Registrant in the area surrounding Diamond Jim mine returned rock chip assays ranging from less than 0.5 g/t and reaching 9.06 g/t gold and 1,500 ppm silver. Anomalous gold grades in rock chip samples are dispersed along a 300m long, roughly north-south trending crest zone through Rosebud Mountain where the highest elevation reaches 2,489 metres. Together with sample results reported by earlier explorers, grades within the 300m long zone range up to 15.4 g/t gold with 11 samples returning more than 4 g/t gold. This zone is interpreted to be one of silicified and quartz stockwork veined quartzite along a possible fault zone.

The above areas will be targeted in the planned core drilling program.

Environmental

During the second half of 2004, the Registrant commissioned consultants to complete an environmental audit across the area that would be subject to a proposed drilling program. The audit is complete and has been lodged with the US Forest Service (“USFS”). The rRegistrant believes it will obtain permit approval prior to the spring of 2005 from the USFS. There can be no assurance however that such permit will be granted or the scope of such permit will allow the Registrant to conduct its proposed drilling program. Permit approval is expected in advance of Spring 2005.

Plan of Operations

Subject to receiving the necessary permits, Ccommencing in late Sspring of 2005 proposed work will include a diamond drilling program that will test the 3 areas of gold anomalism sampled by the Registrant during the 2004 program. . The drilling program is subject to the Registrant receiving a permit from the US Forest Service to carry out the program. This permit is expected by April-May 2005.

2.	Burundi Nickel Project - Musongati

The Burundi Nickel project (the “Burundi Nickel Project”) is a proposed venture to mine and process lateritic nickel-cobalt ore to produce nickel and cobalt metal in Burundi. The Registrant expects that the nickel laterite deposits at Musongati, identified by previous exploration work conducted between 1972 and 1990 by other parties, are sufficiently large to support a mining operation with a life exceeding 20 years - see “Special Note Regarding Forward-Looking Statements”. Testwork by Universal Oil Products in 1978-79 indicated the ore is amenable to leaching using the pressure acid leach (“PAL”) process, followed by counter current decantation and iron precipitation, prior to the precipitation of an intermediate product which may then be further refined to produce LME grade nickel and LMB grade cobalt.

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

The Musongati nickel/cobalt deposit is situated within the Musongati Eexploration Llicence on three adjacent plateaux as a result of erosion of a single layer of laterite. The plateaux are referred to from west to east as the Geyuka, Rubara and Buhinda zones, of which Buhinda is the most significant and best defined. Historical exploration (by diamond drilling) was completed in three stages from 1975 to 1990, by different parties with different objectives. A total of 237 holes were drilled at Musongati, while 81 holes were drilled at Waga and Nyabikere. Due to the large size of the mineralised area, an effort directed to identifying zones with a high nickel content resulted in a greater focus on the Buhinda Zone.

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

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits are reserved for Andover pending the completion of a feasibility study at Musongati. On April 19, 2000, Andover declared force majeure and curtailed operations in Burundi due to the deteriorating security situation. In March 2002, the declaration of force majeure was lifted due to improved security conditions in Burundi; however, due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002. The project has been subject to force majeure since August 2002 except for a brief period during 2004. The exploration licence is extended for the duration of force majeure and has a remaining term of approximately 18 months once force majeure is lifted. The Musongati licence area is sparsely populated due in part to the poor lateritic soil.

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

The Convention requires that the government issue “Mining mining Ttitle” to the Registrant within three months of application following the completion of a feasibility study and the decision to proceed to development of the mine.

Plan of Operations

The Registrant’s plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals (“PGMs”) from the nickel laterite deposits at Musongati. The Registrant provided to the government a staged work program and scheduled a costing study to up-date the previous studies, leading to a full project feasibility study in 2001. The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects. On April 19, 2000 the Registrant’s subsidiary Andover declared force majeure due to delays to the feasibility study caused by security issues in the region. As a result of this declaration, activities on the project were suspended. Pursuant to the Convention, Andover’s obligations under the Convention are suspended for a period of up to 2 years while the declaration of force majeure is in effect. The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Convention have been extended by the period of force majeure. Due to the subsequent deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002 and has remained in place except for a brief period in 2004. .

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

As a result of continued instability in Burundi, the Registrant was unable to conduct any activity at its Burundi Nickel Project during 2004 and the project remains under force majeure.

As detailed in the news release of 20 August 2004, the Registrant’s subsidiary re-imposed force majeure following a massacre that took place on the 15th August near Bujumbura. Despite the presence of over 5000 UN peacekeepers, rebel activity continued unabatedcontinues. Earlier indications that the security situation in Burundi was improving and that the country was moving towards a UN supervised election did not materialise and it has become apparent that the situation has deteriorated. Consequently, it is not feasible recommence activities in Burundi at this time.

Hence, despite the obvious merits of Musongati as an attractive exploration target, the Registrant is re-evaluating its involvement in this project.

3.	Albetros Diamond Project

The Albetros Diamond project (the “Albetros Diamond Project”), which is an alluvial diamond project, is close to the present-day Buffels River and the De Beers’ mining town of Kleinsee. The principal alluvial diamond target at Albetros Diamond Project was a series of major, gravel-filled palaeo drainage systems, notably the Megalodon and Sidewinder channels, that represent structural corridors in which diamonds may have been successively reworked during periods of marine regression, particularly those coinciding with humid, wet climatic conditions.

Terms of Option Agreement for the Acquisition of Albetros

The prospecting permit for the Albetros Diamond Project is held by Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”). Pursuant to the agreement and the subsequent amendments entered into between among the Registrant’s subsidiary Argosy Mining Corporation Pty Ltd, and Albetros and the shareholders of Albetros together with subsequent addendums to the agreement, the Registrant had an option to acquire 85% of Albetros. The agreement provided for:

a)	an option exercise date of August 31, 2004;

b)	monthly option fees totalling R4,050,000 ($799,000) payable as follows:
- 2003 - R2,400,000 ($469,000) - paid.
- 2004 - R1,650,000 ($34430,000) - of which R30550,000 has been paid during 2003; and

c)
a purchase price of R17,000,000 ($3,406090,000) less all option fees paid at the date of exercise of the option. Had the Registrant exercised its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) would have been paid in two payments as follows:

- R7,000,000 ($1,48600,000) on August 31, 2004.
- R5,950,000 ($1, 192630,000) on December 1, 2004.

The Registrant could withdraw from the agreement to acquire Albetros at any time.

In addition, the Registrant agreed to sell a 5.5% interest in Albetros to Umnotho we Sizwe Diamond Company Pty Ltd. (“Umnotho”), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($22033,000), which would have resulted in the Registrant retaining a 79.5% interest in Albetros had the Registrant exercised its option to acquire Albetros. In addition, Umnotho would have refunded the Registrant a pro rata portion of expenditures incurred on assessing the Albetros Diamond Project.

On March 8, 2005, the Registrant terminated the Option Agreement for the acquisition of Albetros.

Summary of Activities
Commencing in March 2003, with little reliable or useful technical information over the 125 km2 licence area, the Registrant identified the principal palaeochannel targets, established a major gravel resource and the diamondiferous nature of the Megalodon Channel. With the unsuccessful application of ground penetrating radar, probe drilling became the preferred exploration tool in tapping beneath the ubiquitous dune shield to locate, map and evaluate the buried palaeochannels. A total of 9,330 metres of probe drilling was accomplished, sufficient to support gravel estimates of 9.8 million tonnes for the Megalodon Channel and 10.6 million tonnes for the Sidewinder North and South Channels.

29° 25'S
17° 05'E
17° 10'E
A 29° 26' 10"S 17° 8' 35"E
B 29° 26' 15"S 17° 7' 0"E
C 29° 31' 05"S 17° 5' 50"E
D 29° 32' 10"S 17° 4' 30"E
E 29° 33' 55"S 17° 4' 35"E
F 29° 33' 30"S 17° 10' 5"E
G 29° 33' 10"S 17°10' 30"E
H 29° 35' 5"S 17° 11' 5"E
I 29°35'00"S 17°12'10"E
J 29°32'30"S 17°12'15"E
K 29°32'30"S 17°9'45"E
L 29°31'15"S 17° 8'30"E
M 29°27'15"S 17°8'30"E
N 29°26'30"S 17°9'45"E
JOUMAT 178
ROODE VLEY 189
PREDIKANT VLEI 190
KAREEDOORN VLEI 177
To Port Nolloth
To Kleinsee
29° 30'S
29° 35'S
ARGOSY MINERALS INC.
LOCATION MAP
JOUMAT 178, PREDIKANT VLEI 190,
ROODE VLEY 189
PROSPECTING RIGHTS APPLICATION
NAMAQUALAND DISTRICT
NORTHERN CAPE REGION
1:50 000
0
5Km
Reference Spheroid : Clarke 1880/Cape datum

Large diameter auger drilling was confined to the northernmost 1.4 km of available Megalodon Channel in Predikant Vlei. Some 22 holes (940 metres) were drilled at 8 sites generating 42 samples. Sample processing was undertaken at a nearby dense media separation DMS plant and diamond recovery through hand sorting at a geological laboratory. A drill density of one large diameter auger (“LDA”) hole per 40,000 m2 and a sample density of 1:5,550 was achieved. Concentrate sorting yielded 33 diamonds weighing 14.962 carats, the largest a 4.979 carat stone.

Large Diameter Auger Drilling

LDA drilling, employing the Bauer BG36C rig, was conducted over a six week period in the final quarter of 2003 for a total of 940 metres from 22 holes at 8 sites. Site locations were randomly selected along previous probe drill lines across a strike length of 1.4 km for the purpose of both lateral and longitudinal spread and to shun major zones of basal conglomerate and sandstone. There was no attempt to target and favour the more geologically prospective topographic lows or bedrock depressions.  Sample treatment and diamond recovery continued until March 2004 and stone valuations, provided by DeBeers’ subsidiary, DTC, were US $314.70 per carat for the parcel of stones recovered.

Black Economic Empowerment and Mining Charter and Permit Renewal

The South African Mining Charter requires that all new mining projects have a Black Empowerment Entity (“BEE”) component in the ownership of the project. The concept is that by including previously disadvantaged groups initially in the ownership of mining projects, it will facilitate the economic upliftment of all South Africans. In addition empowerment is expected to provide skills transfer and the general upliftment of disadvantaged communities.

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

Umnotho, a subsidiary of Umnotho we Sizwe Investment Holdings Pty Ltd., was one of the first mining empowerment companies in South Africa. The Registrant has been in discussions with Umnotho since 2002 regarding such empowerment transactions.

In terms of the agreement, Umnotho acquired an immediate 15% interest in Albetros from the Albetros shareholders. The acquisition of an interest in Albetros by Umnotho resulted in Albetros meeting the Charter requirements as an empowered company.

Indications were that with Albetros having met the BEE requirements of the Mining Charter and the application for the prospecting permit having been submitted timeously in January 2004, that it would be issued expenditiously. However, the new Minerals and Energy Act came into force in May 2004 and there has been a delay in processing applications for prospecting permits.

Subsequently, in a clarification on the application of the charter by the South African Department of Minerals and Energy it has becomebecame apparent that the project would require BEE participation of not less than 51% during a one year transition period, resulting in a loss of control of the project by the Registrant.

The agreement with Albetros did not make provisioncontemplante for BEE participation over and above the legislated initial 15%, however the Registrant expected to comply with the requirement to have BEE participation of 26% over a period of 10 years. It The Registrant did not anticipate a BEE requirement of 51%, which has hampered the granting of the permit.

Consequently, despite the expenditure incurred and the initial drilling results, the Registrant terminated the agreement to acquire Albetros on March 8, 2005.

4.	New Caledonia Nickel Project
The New Caledonia Nickel project (“New Caledonia Nickel Project”) was a proposed joint venture to explore the feasibility of mining and processing lateritic nickel-cobalt ore to produce nickel and cobalt metal in New Caledonia.

Tripartite Agreement
The Registrant had previously entered into a Heads of Agreement with SMT to carry out a feasibility study, at the Registrant’s risk, for the development of a nickel refinery based upon SMT’s mining concessions at Nakety and at Bogota. The Heads of Agreement also provided for a joint venture to be established between the Registrant and SMT to develop the project. On July 25, 2001, the Registrant announced JSC "MMC Norilsk Nickel" had taken the positive decision to proceed with the Nakety/Bogota project in New Caledonia by completing the bankable feasibility study leading to the joint development with the Registrant and SMT of the project. A Tripartite Agreement (the “Agreement”) between NNIH, SMT and the Registrant’s subsidiary Balzan was signed on October 16, 2001. Under the terms of the Agreement, NNIH reimbursed the Registrant 45% of its costs incurred to date, or US$7.166 million (Cdn$11,307,948). On August 5, 2002, the Registrant received a termination notice from NNIH, terminating its involvement in the New Caledonia Nickel Project. The termination by NNIH effectively terminated the Registrant’s interest in the New Caledonia Nickel Project. In addition NNIH, through the ICC, issued a request for arbitration for the return of US$7,166,000 paid to the Registrant as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration.

In December 2004, The Registrant announced that the arbitration initiated by NNIH in September 2002 over the New Caledonia Nnickel laterite pProject had been discontinued and is now settled.

The Settlement Agreement, the terms of which are bound by a confidentiality agreement signed between the parties, follows a meeting held in Paris on the 25th of November, 2004. Each party will remain responsible for its costs incurred in the arbitration process and neither party has any claim outstanding against the other.

C.	Organizational Structure
The following chart represents the inter-corporate relationships between the Registrant and its wholly-owned subsidiaries, as well as the jurisdiction of incorporation of each of these entities.

D.	Property, Plant and Equipment
The Registrant at December 31, 2004, did not have any significant plant and equipment, mines or producing properties. The Registrant is an exploration stage company, and it has not determined whether its properties contain ore reserves that are economically recoverable.

The Registrant owns and has options to acquire certain mineral properties as part of its business, as described in detail in “Item 4.B. - Business Overview”. These include the following:

Name	Licence	Type	Size
[1] Nevada Gold Project		Unpatented Mining Claims	2.6 km2
Burundi Nickel Project	Decree 100/32	Musongati Exploration Licence	171.1 km2
[2] Albetros Diamond Project	PP5 / 2001	Prospecting Licence under Application	76 km2

1.
Option to acquire 100% of the unpatented mining claims owned by Happy Tracks Mining Company which cover the now-abandoned St. Elmo and Rosebud mines and an Option with the owner of the abandoned Diamond Jim mine claims to acquire 100% of these claims. The Option with Happy Tracks Mining Company includes two unpatented claims over water rights.

2.
Option to acquire up to 85% of Albetros Inland Diamond Exploration Pty Ltd, the owner of the prospecting licence. An application for the renewal of the prospecting permit was filed in January 2004 over a reduced area of 76 km2. The prospecting permit expired on March 15, 2004 and a new permit has not yet been issued.

1.	Nevada Gold Project
The Nevada Gold project (the “Nevada Gold Project”) consists of a total 37 unpatented lode mining claims and 2 unpatented claims covering water rights, situated within the Southern boundary of the Humbolt National Forest, some 100 km north of Elko in Nevada, USA. These claims are held under a 3 year option agreement with Happy Tracks Mining Company. The project includes a further 33 claims over which the Registrant has an option agreement with the owners for 3 years commencing May 2004 which allows the Registrant to purchase all the claims. See Item 4, Information on the Company, Gold in Nevada, USA

The project area covers 3 now abandoned mines and has been subject to exploration by a number of companies between 1962 and 2000. The results of that exploration reported underground chip channel sampling assays from workings of up to 213 g/t and surface sampling of up to 73 g/t gold over 350 m. Three diamond drill holes covering a strike length of 200 returned best results of 2 m at 17 g/t, 0.5 m at 6.7 g/t and 0.5 m at 0.5 g/t gold. For more information, please see “Item 4B - Gold in Nevada, USA.”

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

The Musongati nickel/cobalt deposit is situated within the Musongati Exploration Licence Musongati exploration licence on three adjacent plateaux as a result of erosion of a single layer of laterite. The plateaux are referred to from west to east as the Geyuka, Rubara and Buhinda zones, of which Buhinda is the most significant and best defined. Historical exploration (by diamond drilling) was completed in three stages from 1975 to 1990, by different parties with different objectives. A total of 237 holes were drilled at Musongati, while 81 holes were drilled at Waga and Nyabikere. Due to the large size of the mineralised area, an effort directed to identifying zones with a high nickel content resulted in a greater focus on the Buhinda Zone. For more information, please see “Item 4B - Burundi Nickel Project - Musongati.”

3.	Albetros Diamond Project
The Albetros Diamond Project covered an area of approximately 76 km2 and lies approximately 15 km north of Kleinsee which is a restricted access town. Albetros is an alluvial project which abuts the coastal Kleinsee, Dreyers Pan and Twee Pad mines of DeBeers and is downstream of the river-related mines of Langhoogte, Nuttabooi, Wolfberg and Bontekoe.

Despite the encouraging start to exploration, the Registrant was unsuccessful in its attempts through the permit holder, Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”), to obtain an exploration permit following its expiry in March 2004. This was despite complying with an indication that early submission of the application would facilitate renewal. Requests to continue exploration under a temporary permit from the South African Department of Minerals and Energy were turned down. Subsequent to December 31, 2004 the Registrant terminated the agreement to acquire Albetros due to increased BEE requirements and the fact that the prospecting permit had not yet been issued. See Item 4 Information on the Company, Albetros Diamond ProjectFor more information, please see “Item 4B - Albetros Diamond Project.”

Item 5 - Operating and Financial Review and Prospects
The following discussion of the financial condition, changes in cash flows and results of operations of the Registrant for the past three fiscal years should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

A.	Operating Results
Critical Accounting Estimates
The detailed accounting policies are discussed in the attached annual financial statements, however, the following accounting policies require the application of management’s judgment:

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

Overview
The Registrant’s activities are primarily directed to exploring existing and future mining mineral properties. The Registrant does not currently have a producing mine or processing facility. Activities over the last three years include a pre-feasibility study for the construction of a nickel/cobalt processing facility and general exploration to locate and evaluate mineral properties that have been acquired by the Registrant. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs, if any, relating to the Registrant’s properties and engineering studies are capitalized as mineral properties and deferred costs. Should the Registrant abandon a property or project, the related deferred costs will be charged to operations. Administrative costs not associated with property exploration or project development were charged to operations. Costs associated with the evaluation of new opportunities are charged to operations as project assessment expenditure, when incurred. Excess cash is invested by the Registrant in short-term investments.

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

The recoverability of amounts shown for mineral properties and deferred costs, if any, is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Registrant’s interest in the underlying mineral claims, the ability of the Registrant to obtain necessary regulatory and environmental operating permits, the ability of the Registrant to obtain necessary financing to complete exploration and development and future profitable production from the disposition thereof.

2004 Fiscal Year
During the year ended December 31, 2004, the Registrant completed the sorting of gravels recovered from the large diameter auger drill program conducted on the Albetros Diamond project in late 2003. A total of 33 diamonds for a total ofthat havewere equal to an aggregate of 14.962 carats were recovered. An application for a renewal of the prospecting permit, which expired on March 15, 2004 was filed in January 2004, however a new permit has not yet been issued. The Registrant spent $385,104 during 2004 on the Albetros Diamond Project. Since the expiry of the prospecting permit, the Registrant has not continuedceased paying the option payments required to maintain its option for the acquisition of Albetros, and advised the owners of Albetros that it believed all payment obligations will should be extended by the period for which no permit is in place. Given the delay in renewing the permit and the requirements for increased black economic entity participation required for projects in South Africa, the Registrant terminated the option to acquire Albetros in March 2005.

During 2004, the Registrant entered into an option agreement over the adjoining 33 unpatented claims at its Gold Creek project and commissioned a heritage resource survey and environmental report which has been submitted to the US Forest ServiceUSFS as part of the application for a permit to carry out a drilling program at Gold Creek. Expenditure on the Gold Creek project totalled $216,245 during the year.

Except for a brief period during 2004, the Burundi Nickel project remained under force majeure due to the ongoing political instability and violence in Burundi. The Registrant is currently reviewing any future involvement in Burundi.

The Registrant evaluated other opportunities during the year focusing on gold, specifically in areas with high geological potential and in countries with low political risk.

Site visits were made to investigate several gold - silver project opportunities in Nevada and elsewhere in North America. Several opportunities continue to be under review.

In addition, several diamond project opportunities from southern Africa were reviewed during the year, but were not followed updid not continue beyond the initial due diligence phase.

During the year ended December 31, 2004 the Registrant expended approximately $103,000 evaluating these opportunities.

2003 Fiscal Year
During the year ended December 31, 2003, the Registrant progressed the exploration drilling and sampling of the Albetros Diamond Project in Namaqualand, South Africa. The Registrant entered into an option agreement, with subsequent amendments (the “Agreement”), with Albetros, the owner of the prospecting permit over the project area, for the acquisition of 85% of Albetros at a cost of R17 million. The Agreement included monthly option payments, which were deductible from the purchase price, in the event that the Registrant exercised its option to acquire Albetros. The Agreement made provision for participation by a Black Empowerment Group as per the South African Mining Charter. A total of $1,451,282 was spent on the Albetros Diamond Project in 2003.

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

2002 Fiscal Year
During the year ended December 31, 2002, the Registrant initially progressed the development of the New Caledonia Nickel Project with its partners NNIH and SMT. In August 2002, the Registrant received a termination notice from NNIH regarding its involvement in the New Caledonia Nickel Project effectively terminating the Registrant’s interest in the project. Subsequently on September 13, 2002, NNIH issued a request for arbitration through the ICC for a return of US$7,166,000 paid to the Registrant plus US$1,368,222 expended on the project plus costs. Consequently the Registrant wrote off its remaining investment in the New Caledonia Nickel Project of $2,539,625.

The Registrant initiated a work program on its Burundi Nickel Project following the lifting of force majeure in March 2002. The work program centered around a re-evaluation of existing drill hole core and data and included technical personnel visiting Burundi. Due to security in the country deteriorating, force majeure was re-imposed in August 2002. The Registrant continued to progress the project and commissioned a detailed cost review study completed by the consulting firm SKM. The costing study concluded that the development of a nickel laterite mine was not economic given the substantial infrastructure requirements, however the platinum group metal (“PGM”) potential at Musongati may offer the opportunity to develop the deposit in stages by exploiting the PGM potential. A total of $99,267 was spent on the Burundi Nickel Project during 2002.

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

The Registrant derives interest income on its bank deposits and other short-term deposits, which depend on the Registrant’s ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations or received from joint venture partners reimbursing prior expenditures made by the Registrant on its projects or from the sale of its projects.

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

During the year ended December 31, 2003, the Registrant wrote off $19,783 expended on the Burundi Nickel Project, which is still subject to force majeure.

During the year ended December 31, 2002, the Registrant wrote off its investment of $7,973,049 in the Burundi Nickel Project due to ongoing political instability. In addition, the Registrant wrote off it’s investment of $2,539,625 in the New Caledonia Nickel Project following the termination by NNIH of its involvement in the project.  SeeFor more information, please see “Item 4.B. - Business Overview” - New Caledonia Nickel Project”.

Outlook
Existing Projects
The Registrant expects thebelieves that the USFS twillo issue a permit during the first quarter of 2005, enabling it to conduct operations at Gold Creek;, however, strict guidelines imposed by the USFS on companies operating in a National Forest, restrict the continuation of work through high snowfall months. There can be no assurance however that the USFS will issue a permit to the Registrant or that the scope of such permit will allow the Registrant to conduct its drilling program. Consequently, subject to any permitting requirements onr delays operations will not recommence until late spring 2005.

The Registrant expects to spend approximately $50,000 on option payments on the Nevada Gold Project and a further $200,000 on evaluating the such properties during 2005.

The Registrant terminated the option agreement to acquire Albetros in March 2005 and is currently reviewing its continued participation in the MusongatiBurundi Nickel Project. Given the continuing political instability in Burundi, it is likely that the Registrant will terminate its involvement in this project.

New Projects
The Registrant continues to seek additional projects through which shareholder value may be enhanced and has focused on diamonds and precious metals. The Corporation Registrant is investigating suitable projects on a global basis and has been active in examining precious metal and diamond opportunities in Angola, elsewhere in Africa and the Pacific region. There can be no assurance however that the Registrant will be able to locate any additional suitable projects on terms acceptable to the Registrant if at all.

Administration
Administrative expenses during fiscal 2005 are expected to be similar to those of 2004, however, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support. Expenses for future periods cannot be predicted. In addition, the Registrant is considering consolidating all of its administrative activities in its Australian office. Should that decision be effected, the Canadian office will be closed.

Albetros Diamond Project
The Registrant was involved in the assessment of the diamond potential of the Albetros Diamond Project, an alluvial diamond project located in Namaqualand on the west coast of South Africa, prior to deciding to exercise an option to purchase Albetros, the holder of the exploration licence over the Project. The assessment has included 9,330 m of rotary air blast drilling to define gravel resources in 2 main paleochannels and 22 large diameter auger holes to extract gravel from the Megalodon Channel and confirm the diamondiferous nature of those gravels. Subsequent to December 31, 2004, the Registrant terminated the agreement to acquire the Albetros Diamond project due to the increased BEE requirements and the fact that the prospecting permit hasd not been issued. See “Item 4.B. - Business Overview - Albetros Diamond Project.”.

Nevada Gold Project
The Nevada Gold Project was acquired under option agreements in November and December, 2003 and a further option agreement over adjoining unpatented mining claims in May 2004. A drilling program is expected to commence on the project in late spring of 2005, if the permit application submitted to the USFS is approved. See “Item 4.B. - Business Overview -Gold in Nevada, USA Gold Project.”.

Burundi Nickel Project
The Registrant was involved in investigations into the Burundi Nickel Project, which involved a scoping study on the construction of an integrated mine and PAL processing refinery to be sited at Musongati in Burundi. Studies were focused on important transportation and infrastructure issues. The Registrant declared force majeure in April 2000 due to the deteriorating security situation in the region. Except for brief periods during 2002 and 2004 the project has been subject to force majeure due to the unstable conditions in Burundi. Given these continued unstable conditions, the Registrant is reviewing any future involvement in Burundi. See “Item 4.B. - Business Overview - Burundi Nickel Project.”.

Summary and Analysis of Financial Operations

Comparison of Fiscal 2004 to 2003
The CorporationRegistrant incurred a loss of $3,148,252 for the year ended December 31, 2004 compared to a loss of $2,493,133 for the year ended December 31, 2003. The increased loss of $655,119 is mostly attributable to the increased arbitration expenses of $423,561, due to the arbitration proceeding and a foreign exchange loss of $255,686 in 2004 due to the Australian dollar weakening against the Canadian dollar and the CorporationRegistrant holding substantial cash balances in Australian dollars during the year. At year end substantially all of the CorporationRegistrant’s cash balances were held in Canadian dollars, however, the CorporationRegistrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will be exposed to exchange gains or losses in the future.

Interest income of $214,247 for the year ended December 31, 2004, decreased from $363,362 for the year ended December 31, 2003 as a result of decreasing cash balances and the CorporationRegistrant holding its balances in short term deposits at lower interest rates.

During the year ended December 31, 2004, cash required for operating activities amounted to $3,434,568 compared to $3,234,515 for the year ended December 31, 2003. The increase in cash required for operating activities of approximately $200,000 resulted mainly from a reduction of accounts payable and accrued liabilities of $300,172, compared to an increase of $125,767 between 2002 and 2003. While accounts receivable and prepaids in 2004 remained approximately the same as in 2003, the increase from 2002 to 2003 was $120,559.

During 2004, administrative expenses were $2,519,569 compared to $1,926,121 for the year ended December 31, 2003. The increase of $593,448 arose mainly from increased arbitration expenses, as the arbitration process between the Corporation and NNIH proceeded and management fees, due to the CorporationRegistrant terminating the management contract with Peninsular Services Pty Ltd., which is a corporation controlled by the Chairman of the CorporationRegistrant and the payment of $441,814 in settlement of that termination. However, subsequently Mr. Lloyd has subsequently remained in a full time capacity with Argosy the Registrant without any additional compensation, primarily leading the company’sits defense in the arbitration process initiated by NNIH and acting as a non-executive director. Following the termination of Peninsular’s Management Contract, Mr. Lloyd has continued to provide services to the Corporation on a full time basis, dealing amongst other things with the arbitration initiated by NNIH, without payment, except for fees paid to non-executive directors.

Project assessment expenditures decreased by $1,134,119 due to completion of the drilling program at the Albetros Diamond Project in December, 2003 and no significant new exploration program being conducted in 2004.

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

Interest income of $363,362 for the year ended December 31, 2003, decreased from $411,203 for 2002 as a result of decreasing cash balances. Cash balances awere held mainly in Australian dollars which giaves rise to higher interest earnings due to interest rates on Australian dollar investments averaging 4.5% which iswas higher than rates for Canadian dollar investments. In addition, foreign exchange gains have resulted from the Registrant holding substantial cash balances in Australian dollars and the Australian dollar strengthening by approximately 7% against the Canadian dollar in 2003.

During the year ended December 31, 2003, cash required for operating activities amounted to $3,234,515 compared to $1,571,518 for the year ended December 31, 2002. The increase in cash required for operations resulted mainly from increased project assessment costs of $1,540,005 mainly attributed to the assessment of the Albetros Diamond Project.

During 2003, administrative expenses were $1,926,121 compared to $1,696,354 for the year ended December 31, 2002. The increase of $229,767 arose from increased arbitration expenses of $270,055, increased directors’ fees of $43,768, increased management fees of $51,444 and increased insurance premiums of $23,862 offset by decreases in legal expenses of $52,672 and travel of $75,901.

The increased arbitration expenses resulted from the arbitration proceeding between the Registrant and NNIH. Directors’ fees increased due to the addition of a non-executive director in 2003 and directors’ fees being increased during 2002. The increase in management fees resulted from management fees being set in Australian dollars and the Australian dollar strengthening by approximately 7% from January 2002 to December 2003, as well as approximately $31,000 of management fees for 2002 being deferred and capitalized to mineral properties and deferred costs. There was no increase in the Australian dollar rate paid for management fees in 2003. Insurance premiums rose due to rapidly rising insurance rates.

The decrease in legal expenses was mainly due to higher fees in 2002 due to issues which arose with NNIH, which is now inproceeded to arbitration and the decrease in travel was due to the Registrant focusing on its Albetros Diamond Project, requiring less travel.

Project assessment expenditures increased by $1,540,005 mainly due to expenditures of $1,451,282 being incurred on the Albetros Project.

During the year ended December 31, 2003 capitalised expenditures on mineral properties totalled $53,771 compared to expenditures of $240,441 on mineral properties in 2002, a decrease of $186,670. The decrease was due to the Registrant having sold its Kremnica Gold Project and the Musongati Nickel Project remaining under force majeure. During the year ended December 31, 2003, $19,783 expended on the Musongati Nickel Project was written off compared to $10,512,674 written off in the year ended December 31, 2002 on the Musongati Nickel Project and the Kremnica Gold Project.

B.	Liquidity and Capital Resources
The Registrant’s primary source of funds since incorporation has been the issuance of common shares Common Shares pursuant to various public and private financings and reimbursement of prior project expenses. The Registrant has had no revenue from mining operations to date and does not anticipate mining revenues in the foreseeable future.

The Registrant’s cash balances at December 31, 2004 totalled $4,616,407 compared to $8,058,383 at December 31, 2003. Aside from such cash, the Registrant has no material unused sources of liquid assets. No cash was raised on the issuance of capital stock during 2004.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

The Registrant and its subsidiaries have expenditure commitments as at December 31, 2004 for lease payments that expire on June 30, 2005, for office premises which require rental payments of approximately $4,000 per month. The Registrant currently has sufficient cash on hand to fulfill these expenditure commitments.

At December 31, 2004 the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in. See “Item 4.D. - Property, Plant and Equipment.”.

In addition, the Registrant anticipates spending approximately $1,200,000 during 2005 for administrative and other operating expenditures at its head office in Langley, British Columbia, and at its office in Perth, Australia.

The Registrant may decide to acquire new properties, at which time the Registrant may require additional equity financing. Any such decision will be based on the results of ongoing exploration programs and the response of equity markets to the Registrant’s properties and business plan. The rRegistrant expects forto fulfil these cash commitments through its current cash on hand.

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
Please see “Item 4.A. - History and Development of the Company” and “Item 4.B. - Business Overview” for a description of the Company’s Registrant’s mineral exploration activities.

D.	Trend information
None of the Registrant’s assets are currently in production or generate revenue. Please see “Item 4.A. - History and Development of the Company” and “Item 4B - Business Overview” for a description of the Registrant’s proposed expenditures and any known trends for the upcoming year.

E.	Off-balance Sheet Arrangements
The Registrant does not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.	Contractual Obligations

	2005	2006	Total
Office rent - Australia	$24,000	-	$24,000
Property Payments - Nevada, HTMC	$25,000	$25,000	$50,000	[1,2]
Property Payments - Nevada, Diamond Jim	$25,000	$25,00020	$50,000	[1,3]
Option fee - Albetros	$233,000	-	$233,000	[1,4,5,6]
Purchase Consideration, Albetros - R 12,950,000	$2,749,000	-	$2,749,000	[1,4,5,6]
			$3,106,000
1.	These agreements are able to be terminated without penalty at the option of the Corporation.
2.	Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,250,000.
3.	Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,500,000.
4.
The purchase consideration is R17,000,000 less option fees paid to March 31, 2004 of R2,950,000 and option fees payable of R1,100,000 leaving a balance of R12,950,000 ($2,749,000) payable should the option be exercised.

5.	The Corporation has advised Albetros and the shareholders of Albetros that option payments and the option exercise date must be delayed by the period for which no permit is held by Albetros.
6.	On March 8, 2005, the Corporation terminated the Agreement to acquire Albetros.

7.	The Registrant does not have any contractual obligations beyond 2006.

Item 6 - Directors, Senior Management and Employees
A.	Directors and Senior Management
The following provides a description of the backgrounds of the directors and officers of the Registrant.

Cecil R. Bond, age 48. Chief Executive Officer of the Registrant as of February 2004; Chief Financial Officer of the Registrant from April 1998 to June 2004;, Corporate Secretary of the Registrant from April 1998 to date and a director of the Registrant from March 1997 to date; Chief Financial Officer and Corporate Secretary of AMC from August 1998 to date; and a Director of AMC from November 1999 to date;. Mr. Bond is a Chartered Accountant and obtained a Bachelor of Commerce from the University of Cape Town in 1981. It is expected that Mr. Bond will devote approximately 90% of his time to the Registrant.

Peter H. Lloyd, age 55. Chairman of the Registrant as of February 3, 2004; Chief Executive Officer of the Registrant from March 1998 to February 2004; a Director of the Registrant from August 1996 to November 1996 and September 1997 to date; Chairman of AMC from April 1993 to March 1998; a Director of Emmerson Holdings Pty Ltd from 1988 to date; a Director of Wedgefield Holdings Pty Ltd from 1988 to date; a Director of Peninsular Services Pty Ltd from January 2000 to date; and a Director of Java Black Mining Pty Ltd from June 1995 to date.

John Nicholls, age 52. A Director of the Registrant from November 2002 to date. Accounting Public Practice Principal (CPA) since 1990 specialising in tax and business consultancy and provision of cCompany Ssecretarial services.  Previously, Company Secretary and Chief Finance Officer for Allwood Ltd. and McLean Bros. & Rigg Ltd., and Finance Controller for CSR Ltd Refined Products Division, NSW, 1980 - 1987.

John Maloney, age 66. A Director of the Registrant from April 2003 to date. Secretary of Wesley College Endowment Fund Association Inc since 1982; a Director of Old Wesley Collegians Association since 1995; and a Director of Cybertop Pty Ltd since 1998, Bursar of Wesley College from 1968 to 1993.

Marcus N. Foster, age 55. Chief Financial Officer as of May 18, 2004 and a Director of the Registrant from April 2, 2004 to date. President, Chief Executive Officer and a Director of Ross River Minerals Inc., December 23, 1999 to present,; President and Chief Executive Officer of Harbour Pacific Oil & Gas Ltd.,; and President of Intwood Investments Ltd., a private investment company.

David Russell, age 52, Manager, Corporate Development from September 1997 to date. Previously Mining Investment Analyst with James Capel (Australia) and JDA Anderson (South Africa).

There are no arrangements or understandings pursuant to which any director or executive officer was selected as a director or executive officer. There are no family relationships between any two or more directors or executive officers.

B.	Compensation
The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant’s most recent fiscal year, directly and indirectly, including directors fees, to all officers and directors in their capacity as such totallled $734,819075.

The Registrant paid a total of $76,136 in directors’ fees during the year ended December 31, 2004. Each non-executive director is paid a maximum of $25,000 per year.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Registrant other than services ordinarily required of a director. Other than as indicated above or in “Item 6. C. - Board Practices”, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

The following table sets out a summary of compensation paid to the executive officers (the “Executive Officers”) of the Registrant during the year ended December 31, 2004.

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share nits(1) ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Peter H. Lloyd (5) Chairman and a Director	Nil	Nil	A$466,717 (2)(4) (5)	1,000,000 (3)	Nil	Nil	$22,850 (8)
Cecil R. Bond (6) Chief Executive Officer, Corporate Secretary and a Director	Nil	Nil	A$175,000 (2)(4)	1,000,000 (3)	Nil	Nil	Nil
Marcus N. Foster (7) Chief Financial Officer and a Director	Nil	Nil	$26,194	Nil	Nil	Nil	$3,220 (8)
David Russell Manager, Corporate Development	A$175,000(2)	Nil	Nil	600,000 (3)	Nil	Nil	Nil

(1)
The term “restricted shares” as it is used in this table means shares granted or awarded as compensation, other than incentive stock options, which may be subject to vesting conditions based on performance, lapse of time or continued service with the Registrant or its subsidiary. There are no restricted shares issued by the Registrant within this meaning.

(2)
The exchange rate for an Australian dollar to a Canadian dollar at February 28, 2005 was .0.9762_____ and the exchange rate for an Australian dollar to a United States dollar at February 28, 2005, 2004 was 0.7940.

(3)	The options granted to the executive officers at A$0.35 per share were approved by shareholders on May 23, 2002.
(4)
Compensation is payable pursuant to management contracts with Peninsular Services Pty Ltd and 667060 B.C. Ltd. respectively,. See “Item 6.C. - Directors, Senior Management and Employees - Board Practices.”.

(5)
Mr. Lloyd retired as President and Chief Executive Officer of the Registrant on February 2, 2004 and the contract with Peninsular Services terminated. The compensation of A$466,717 includes a termination payment of A$445,8484. For more information, please see “Item 6C - Directors, Senior Management and Employees - Board Practices.”

(6)	Mr. Bond was appointed President and Chief Executive Officer of the Registrant on February 2, 2004.
(7)	Mr. Foster was appointed Chief Financial Officer on May 18, 2004 and is paid a monthly fee of $3,500. .
(8)	Directors fees paid amount to a maximum of $25,000 per annum and are pro rated for the period for which the director serves as a non-executive. .

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

The following table sets forth the stock options outstanding at February 28, 2005 to directors and officers of the Registrant and any of its subsidiaries. No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Cecil R. Bond, Chief Executive Officer, Corporate Secretary and a director of the Registrant	1,000,000	A$0.35	24-May-06
Peter H. Lloyd, Chairman and a director of the Registrant	1,000,000	A$0.35	24-May-06
John Nicholls, a director of the Registrant	Nil	n/a	n/a
John Maloney, a director of the Registrant	Nil	n/a	n/a
Marcus N. Foster, Chief Financial Officer and a director of the Registrant	Nil	n/a	n/a
David Russell, Manager, Corporate Development	600,000	A$0.35	24-May-06

In total, directors, officers and employees hold options that are exercisable into 2,725,000 Common Shares.

The terms and conditions of options which are issued from time to time upon shareholder approval are as follows:
1.	The options may be exercised in a specific period.
2.
Director’s options remain exercisable for up to 6 months after the date the Optionee ceases to be a director or officer of the Registrant. Employee’s options remain exercisable for between 30 days and up to 6 months after the date the Optionee ceases to be an employee of the Registrant.

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

Effective January 1, 2000, pursuant to an agreement between Peninsular Services Pty Ltd (“Peninsular”), a corporation controlled by Peter H. Lloyd, and the Registrant, Peninsular provided management and consulting services of Mr. Peter H. Lloyd, for consideration of A$200,000 per year. Effective November 1, 2001, the consideration payable was increased to A$250,000 per year. In addition, Peninsular provided personnel and secretarial services which amounted to a consideration of approximately A$32,530 for the period to February 2004. Subsequent to February 2004, personnel in Australia are employed directly by the Registrant. Effective February 1, 2004 the agreement with Peninsular Services was terminated and a termination payment of A$445,884 was paid. Following the termination of Peninsular’s Management Contract, Mr. Lloyd has continued to provide services to the CorporationRegistrant on a full time basis, primarily dealing with, amongst other things, the arbitration initiated by NNIH, without compensation, except for fees paid to non-executive directors. Fees paid to each non-executive director consists of quarterly payments not exceeding $25,000 per annum.

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and C.R. Bond (“CRBC”), CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year. In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC. Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year. These agreements were superceded effective July, 2003, pursuant to an agreement between 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Cecil R. Bond, and the Registrant, 667060 provides management and consulting services for consideration of A$175,000 per year. In addition, 667060 provides personnel and office facilities to the Registrant in Canada, which amounted to a consideration of approximately $85,464 for the year ended December 31, 2004. Mr. Bond devotes approximately 90% of his time to the Registrant.

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

The audit committee meets as often as it determines, but not less frequently than quarterly. The committee reviews all financial statements prior to the submission of those statements to the Board of Directors for approval. In addition, the committee meets with the independent auditors at least on an annual basis to review and discuss the audit of the Registrant’s financial statements. The audit committee pre-approves all the audit engagement terms and all non-audit services. Certain services are pre-approved by the audit committee on an annual basis.

The Registrant has established an audit committee charter which deals with the establishment of the audit committee and sets out its duties and responsibilities.

Remuneration Committee
The Registrant does not have a separate remuneration committee. The full Board reviews the terms and conditions of employment and remuneration levels for employees.

D.	Employees
The following table sets forth the number of direct and indirect employees of the Registrant and all of its subsidiaries at December 31 for each of the indicated periods. The employees listed below can all be characterised as administrative personnel.

Year	Canada	Australia	Slovak Republic	Burundi	Total
2002	2	6	4	1	13
2003	3	5	0	0	8
2004	3	5	0	0	8

The decrease of employees in 2003 from 2002 was due to the sale of the Registrant’s Kremnica Gold Project in the Slovak Republic and ongoing instability in Burundi. The increase in personnel in Canada was due to increased administrative requirements.

None of the Registrant’s employees are members of a labour union.

E.	Share Ownership
The following table sets forth, as of February 28, 2005, the number of the Registrant’s Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name, residence* and positions, current and former, if any, held in the Registrant	Principal occupation for last five years	Served as director since	Number of shares owned or controlled at Feb. 28, 2005*	Percentage of shares outstanding
PETER H. LLOYD(1) Applecross, WA Australia Chairman & Director	Businessman and Investor. Chairman of the Registrant from February 2, 2004, President and Chief Executive Officer of the Registrant from March 1998 to February, 2004.	August to November 1996 and since September 1, 1997	6,299,996 (2)	6.50%
CECIL R. BOND Langley, BC CANADA President, CEO, Secretary and Director	Chief Executive Officer of the Registrant from February 2, 2004; Chief Financial Officer from March 1998 to May 18, 2004, Corporate Secretary of the Registrant from March 1998 to date; Treasurer and Controller of the Registrant from September 1996 to date, Treasurer and Controller of Argosy Mining Corp from September 1996 to date; Chief Financial Officer of Argosy Mining Corp. from August 1998 to date.	March 1, 1997	1,732,000 (2)	1.80%
JOHN NICHOLLS (1) Perth, Western Australia Director	Accounting Public Practice Principal (CPA) since 1990 specialising in tax and business consultancy and provision of company secretarial services. Previously Company Secretary and Chief Finance Officer for Allwood Ltd. and McLean Bros. & Rigg Ltd., and Finance Controller for CSR Ltd Refined Products Division , NSW, 1980 – 1987.	November 1, 2002	62,643	**
JOHN MALONEY (1) Perth, Western Australia Director
Secretary of Wesley College Endowment Fund Association Inc since 1982; a Director of Old Wesley Collegians Association since 1995 and a Director of Cybertop Pty Ltd since 1998, Bursar of Wesley College from 1968 to 1993.
		April 1, 2003	Nil	Nil
MARCUS N. FOSTER Vancouver, BC CANADA CFO and Director
A Director of the Registrant from April 2, 2004 to date. Chief Financial officer of the Registrant from May 18, 2004 to date. President, CEO and a Director of Ross River Minerals Inc., December 23, 1999 to present, President & CEO of Harbour Pacific Oil & Gas Ltd. and President of Intwood Investments Ltd., a private investment company.
		April 1, 2004	Nil	Nil
DAVID A. RUSSELL Perth, Western Australia	Manager, Corporate Development from September 1997 to date. Previously Mining Investment Analyst with James Capel (Australia) and JDA Anderson (South Africa).	n/a	1,033,799 (3)	1.10%

(1)	Member of audit committee.
(2)	Includes options to purchase 1,000,000,000 common shares at an exercise price of A$0.35 that expire on May 24, 2006.
(3)	As for (2) except 600,000Includes options to purchase 600,000 common shares at an exercise price of A$0.35 that expire on May 24, 2006.
(*)	The directors and members of management have provided the information as to residence, principal occupation and number of common shares Common Shares beneficially owned themselves.
(**)	Indicates less than one percent (1) %)

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

The following table sets forth the stock options outstanding at February 28, 2005 to directors and officers of the Registrant and any of its subsidiaries. No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Cecil R. Bond, Chief Executive Officer, Corporate Secretary and a director of the Registrant	1,000,000	A$0.35	24-May-06
Peter H. Lloyd, Chairman and a director of the Registrant	1,000,000	A$0.35	24-May-06
John Nicholls, a director of the Registrant	Nil	n/a	n/a
John Maloney, a director of the Registrant	Nil	n/a	n/a
Marcus N. Foster, Chief Financial Officer and a director of the Registrant	Nil	n/a	n/a
David Russell, Manager, Corporate Development	600,000	A$0.35	24-May-06
Item 7 - Major Shareholders and Related Party Transactions

A.	Major shareholders
No beneficial owners of 5% or more of the Common Shares are known to the Registrant except for Mr. Lloyd as disclosed above under “Item 6.E. - Share Ownership”. Mr Lloyd’s voting rights do not differ in any way from those of the Registrant’s other shareholders.

At March 15, 2005 there were _170______ record holders of the Registrant’s Common Shares resident in the United States, holding 5,520,490________ Common Shares. This number represents approximately ____5.75 % of the total issued and outstanding Common Shares of the Registrant at that date.

At February 28March 15, 2005, there were a total of 2,130 __________ record holders of the Registrant’s Common Shares.

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
See “Item 6.C. - Board Practices” for further information.

Other than as disclosed here and in “Item 6.C. - Board Practices”, there have been no material transactions in the past three fiscal yearssince December 31, 2003 to date, and there are no presently proposed transactions, to which the Registrant or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Registrant or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Management believes the transactions referenced above, if any, were on terms at least as favourable to the Registrant as the Registrant could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel
Not applicable.

Item 8 -Financial Information

See “Item 17 - Financial Statements”.
Legal Proceedings
Except as disclosed in “Item 4 - Information on the Companys.”, t There is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings that involve any third party, which may have, or have had in the recent past, significant affects on the Registrant’s financial position or profitability. This includes governmental proceedings pending or known to be contemplated.

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

The following table sets out the high and low market prices and the volume of the Common Shares traded on the CDNX for the 23 years to October 4, 2001 (when the Registrant delisted its shares from the CDNX) and on the ASX for the last 5 years to February 28, 2005.

Year Ended	ASX high	ASX Low	ASX Volume	CDNX High	CDNX Low	CDNX Volume
2000	A$0.570	A$0.130	37,830,577	$0.44	$0.08	8,856,228
2001	A$0.660	A$0.170	53,546,785	$0.45	$0.10	5,215,710
2002	A$0.550	A$0.097	21,999,477	n/a	n/a	n/a
2003	A$0.310	A$0.088	19,781,253	n/a	n/a	n/a
2004	A$0.280	A$0.060	16,064,905	n/a	n/a	n/a

Quarter Ended
March 31, 2003	A$0.145	A$0.080	754,096	n/a	n/a	n/a
June 30, 2003	A$0.300	A$0.088	6,549,392	n/a	n/a	n/a
September 30, 2003	A$0.200	A$0.120	2,491,000	n/a	n/a	n/a
December 31, 2003	A$0.310	A$0.140	10,009,645	n/a	n/a	n/a

March 31, 2004	A$0.290	A$0.165	10,447,404	n/a	n/a	n/a
June 30, 2004	A$0.190	A$0.110	4,556,818	n/a	n/a	n/a
September 30, 2004	A$0.130	A$0.080	1,598,791	n/a	n/a	n/a
December 31, 2004	A$0.110	A$0.065	2,912,724	n/a	n/a	n/a

Month Ended
September 30, 2004	A$0.100	A$0.085	216,440	n/a	n/a	n/a
October 31, 2004	A$0.095	A$0.080	860,400	n/a	n/a	n/a
November 30, 2004	A$0.090	A$0.070	901,343	n/a	n/a	n/a
December 31, 2004	A$0.110	A$0.070	1,150,981	n/a	n/a	n/a
January 31, 2005	A$0.090	A$0.069	977,159	n/a	n/a	n/a
February 28, 2005	A$0.070	A$0.057	1,046,741	n/a	n/a	n/a

B.	Plan of Distribution
Not applicable.

C.	Markets
The principal trading market for the Registrant’s Common Shares is the ASX. Effective June 6, 1997, the Registrant’s Common Shares commenced trading on the ASX under the trading symbol “CIO”. The Registrant’s Common Shares previously traded on the CDNX from 1996 under the symbol “CYO”. Effective May 7, 1999 the Registrant’s Common Shares trade on the ASX under the symbol “AGY” and traded on the CDNX under the symbol “AGY” until October 4, 2001 when the Registrant delisted its shares from the CDNX due to a lack of trading volume.

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

Share Rights
All of the authorized shares of common stock of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, or any other distribution of the assets of the Registrant among its shareholders for the purpose of winding up its affairs after the Registrant has paid out its liabilities. There are no time limits on dividend entitlement. The issued common shares Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

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

Limitations on Ownership of Securities
Except for as described in “Item 10. D. - Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Registrant.

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

C.	Material Contracts

Contract	Item Reference	Exhibit Number
Tripartite Agreement between the Registrant, NNIH and SMT	4 B 1	4.1
Management Agreement with Peninsular Services Pty Ltd	6 C	4.2
Management Agreement with C.R. Bond	6 C	4.3
Management Agreement with Peninsular Services Pty Ltd	6 C	4.6
Management Agreement with 667060 BC Ltd	6 C	4.7

Tripartite Agreement
Under the Tripartite Agreement signed October 16, 2001 between the Registrant, NNIH and SMT, NNIH was required to fund and complete a bankable feasibility study on the New Caledonia Nickel Project. NNIH refunded an agreed portion of the Registrant’s costs of the New Caledonia Nickel Project which totalled US$7.166 million. Upon completion of the bankable feasibility study, NNIH would have held 45% of the New Caledonia Nickel Project, the Registrant would have held 45% and SMT would have held 10%. NNIH had the option to increase its holdings to 70% by paying the Registrant US$17.5 million and providing funding guarantees. NNIH could then purchase the Registrant’s remaining 20% for consideration of US$12.5 million plus an agreed 20% of the Net Present Value of the New Caledonia Nickel Project. The Agreement was terminated by NNIH on August 5, 2002.

Management Agreements with Peninsular Services Pty Ltd
Effective January 1, 2000, pursuant to an agreement between Peninsular Services Pty Ltd (“Peninsular”), a corporation controlled by Peter H. Lloyd, and the Registrant, Peninsular provided management and consulting services of Mr. Peter H. Lloyd, for consideration of A$200,000 per year. Effective November 1, 2001 the consideration payable was increased to A$250,000 per year. In addition, Peninsular provided personnel and secretarial services in Australia, which amounted to a consideration of approximately A$32,530 for the 2 month period ended February 2004. Following the termination of Peninsular’s Management Contract, Mr. Lloyd has continued to provide services to the Corporation Registrant on a full time basis, primarily dealing with amongst other things, the arbitration initiated by NNIH, without compensation, except for fees paid to non-executive directors. Fees paid to each non-executive director consists of quarterly payments not exceeding $25,000 per annum.

Management Agreements with C.R. Bond
Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and CRBC, CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year. In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC. Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year. Effective July, 2003, pursuant to an agreement between 667060 and the Registrant, 667060 provided management and consulting services for consideration of A$175,000 per year. In addition, 667060 provides personnel and office facilities in Canada, which amounted to a consideration of $85,464 for the year ended December 31, 2004. Mr. Bond devotes approximately 90% of his time to the Registrant.

Principals’ Escrow Shares
As a condition of the approval by the CDNX of the acquisition of Andover by AMC, certain shareholders of Andover were required to deposit a total of 3,563,280 Andover shares into escrow. Pursuant to the acquisition of Andover, AMC issued 4 new AMC shares for each Andover share held, resulting in 14,253,120 AMC shares being held in escrow (the “Escrow Shares”). The Escrow Shares are eligible for release on the basis of 1/7th being released on the date of issue, being March 9, 1999 and a further 1/7th on the annual anniversary of such issue. At March 31, 1999, 2,036,160 of the Escrow Shares had been released from escrow leaving a total of 12,216,960 AMC shares subject to escrow, which, pursuant to the Plan, were exchanged for 7,330,177 shares in the Registrant and are subject to release on the same basis. As of March 8, 2005 there are no shares of the Registrant subject to escrow.

D.	Exchange Controls
There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Item 10. E. - Taxation”.

Except as provided in the Investment Canada Act (“ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Common Shares of the Registrant.

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $23750,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

Dividends
Pursuant to the Tax Convention, any dividends paid to non-resident shareholders of the Registrant, will generally be subject to Canadian withholding tax (“Part XIII Tax”) equal to 15% of the gross amount of any dividend paid or deemed to be paid to the non-resident shareholder on his or her shares. The Registrant will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of the non-resident shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to U.S. resident shareholders is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Registrant’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-resident shareholders is 25% of the gross dividend.

In addition, under the Tax Convention, dividends may be exempt from Canadian withholding tax if paid to certain US residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organization and qualifying trusts, companies, organization or arrangements operated exclusively to adminster or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares
A non-resident of Canada who disposes of a share, including by deemed disposition on death, will generally not be subject to Canadian tax under the ITA in respect of any capital gains (or be entitled to deduct any capital loss) thereby realized upon the disposition of Common Shares listed on a prescribed stock exchange unless the shares represent ‘taxable Canadian property’ (as defined by the Act) to the shareholder. A Common Share of the Registrant will be deemed to be taxable Canadian property to a non-resident shareholder if, at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm’s length, or the non-resident shareholder and persons with whom he/she did not deal at arm’s length, owned 25% or more of the issued Common Shares of the Registrant. In the case of a non-resident holder to whom Common Shares of the Registrant represent ‘taxable Canadian property’ and who is a U.S. resident (under the terms of the Tax Convention), generally no Canadian tax is payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property located in Canada or the U.S. shareholder previously held the shares while resident in Canada.

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

Dividends
Dividends received by the Registrant from its Australian subsidiary which are paid from profits which have borne Australian company tax (“franked dividends”) are not subject to Australian withholding tax. Unfranked dividends (which are paid from profits which have not borne Australian company tax) paid by the Australian subsidiary to the Registrant will be subject to a withholding tax in Australia. Where the Registrant is a US resident corporation with at least a 10% shareholding, the withholding rate will reduce to 5%. for dividends derived on or after 13 July 2003 (in terms of the entering into force on 12 May 2003 of the protocol to amend the Double Tax Agreement between Australia and the US).

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

U.S. Federal Income Tax Consequences
The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Registrant. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation--Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Registrant, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares Common Shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Registrant.

U.S. Holders.
As used herein, a “U.S. Holder” means a holder of cCommon Sshares issued by the Registrant who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Registrant, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the nature and activities of such partnership or pass-through entity.

Persons Not Covered.
This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including but not limited to (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their cCommon sShares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their cCommon Sshares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns cCommon sShares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire cCommon sShares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their cCommon sShares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Registrant to U.S. Holders.
General Rules. U.S. Holders receiving distributions (including constructive distributions) with respect to common shares Common Shares issued by the Registrant are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits. To the extent that distributions from the Registrant exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares. (See more detailed discussion at “Disposition of Shares” below). Any Canadian tax withheld from a distribution by the Registrant may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

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

Dividend not Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Registrant would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Registrant was not a Passive Foreign Investment Company (“PFIC”). A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) with respect to a specific US holder for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction. Dividends paid by the Registrant generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Registrant may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Registrant (unless the Registrant qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below). The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax. Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect. (Please see the QEF election discussion below.) A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder. Again, these rules are subject to several exceptions that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Registrant to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares.
General Rule. A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares. This gain or loss will be capital gain or loss if the common shares Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

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

Management Believes Company is a Passive Foreign Investment Company.
General Discussion. Management of the Registrant believes it qualifies as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October December 31, 20032004, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, management of the Registrant believes it satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October December 31, 2003 and anticipates meeting both of these tests in the fiscal year that will end on October December 31, 2004. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Registrant while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares Common Shares and all excess distributions on his common shares Common Shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Registrant’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Registrant, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant’s common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Registrant’s common shares Common Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Registrant’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election. A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Registrant will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Registrant’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares Common Shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Registrant qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant’s first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC. Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Registrant’s shares. Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings. The Registrant has not calculated these amounts for any shareholder and does not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of the Registrant’s common shares Common Shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules. Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares Common Shares are transferred.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, For taxable years beginning before January 1, 2007, this limitation is calculated separately with respect to nine specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. If the Registrant is not a “United States” owned foreign corporation Ddividends distributed by the Registrant will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

Pursuant to recently enacted legislation, for taxable years beginning after December31, 2006 the number of specific classes of income has been reduced from nine classes to two classes - “passive income” and “general income”. Dividends paid on the Common Shares generally will be treated as “passive” (or possibly “general”) income.

If and for so long as, the Registrant is a United States-owned foreign corporation, dividends paid by the Registrant on the Common Shares may, subject to certain exceptions, instead be treated for United States foreign tax credit purposes as partly foreign source “passive” (or possibly “financial services”) income (for taxable years beginning before January 1, 2007) or “passive” (or possibly “general”) income (for taxable years beginning after December 31, 2006), and partly United States-source income, in proportion to the earnings and profits of the Registrant in the year of such distribution allocable toforeign and United States sources, respectively. The US Holder may elect to treat the United States source income as foreign source income. The Registrant will be treated as a United States-owned foreign corporation if stock representing 50% or more of the voting power orvalue of the stock of the Registrant is held, directly or indirectly, by US holders. No assurance can be given as to whether the Registrant is or will become a United-States-owned foreign corporation.

In addition, U.S. Holders that are corporations and that own 10% or more of the Registrant’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares Common Shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.
Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Registrant. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Registrant, or proceeds from the sale of, such common shares Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Registrant’s shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company. If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Registrant is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Registrant’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Registrant may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of the Registrant’s common shares Common Shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Registrant does not actually distribute such income.

The FPHC rules decribed above have been repealed with respect to taxable years of the Registrant beginning after Decmber 31, 2004 and to traxable years of US Holders of Common Shares with or within which such taxable year of the Registrant ends.

The Registrant does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Registrant will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company. If (a) 50% or more of the total voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Registrant may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Registrant’s common shares Common Shares to be treated as ordinary income rather than capital gain.

The FIC rules described above have been repealed with respect to taxable years of the Registrant beginning after December 31, 2004 and to taxable years of US Holders of Common Shares with or within which such taxable year of the Registrant ends.

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

The classification of the Registrant as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Registrant’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Registrant’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for suchcertain 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Registrant’s common shares Common Shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Registrant’s earnings and profits attributable to the common shares Common Shares sold or exchanged.

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

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the Registrant’s common shares.

Item 15 - Controls and Procedures

Under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, the Registrant has evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were effective in timely alerting it to the material information relating to it (or its consolidated subsidiaries) required to be included in the reports it files or submits under the Exchange Act.

During the period covered by this report, there has been no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including its Chief Executive Officer, does not expect that the Registrant’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16A - Audit Committee Financial Expert

As of the date of this report, the Registrant’s Board had not yet determined whether one of its audit committee members met the requirements set forth under the SEC rules to be deemed to be “an “audit committee financial expert”; however, management believes that Mr. John Nicholls, CPA, Australia meets these requirements. Mr. Nicholls is an “independent director” under 4200 (a) (15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

Item 16B - Code of Ethics

The Registrant has adopted a code of ethics that applies to its executive officers, a copy of which is available, without charge, upon written request, by delivering a letter of request for such policy to the Registrant’s Secretary at 20607 Logan Avenue, Langley, BC V3A 7R3 CANADA.

Item 16C - Principal Accountant Fees and Services

Horwath Orenstein LLP (“Horwath”) who were appointed as auditors of the Registrant on February 1, 2005, audited the Registrant’s books and records for the year ended December 31, 2004. PricewaterhouseCoopers, LLP (“PWC”) who resigned as auditors of the Registrant on January 5, 2005, audited the Registrant’s books and records for the year ended December 31, 2003.

Audit Fees
Fees billed by Horwath for professional services totalled $45,000 for the year ended December 31, 2004. Such fees were for the audit of the Registrant’s annual financial statements and for services in connection with statutory and regulatory filings for that fiscal year.

Fees billed by PWC for professional services totalled $8,932 for the year ended December 31, 2004, and $37,807 for the year ended December 31, 2003. Such fees included fees associated with services that are normally provided by PWC in connection with statutory and regulatory filings or engagements for those fiscal years and with the audit of the Registrant’s annual financial statements for the year ended December 31, 2003.

Audit-Related Fees
Fees for audit-related services totalled $ nil for the years ended December 31, 2004 and 2003.

Tax Fees
No fees related to tax services were billed by Horwath. Fees for tax services billed by PWC, including fees for review of various tax returns and tax issues related to restructuring of the Registrant, totalled $26,000 for the year ended December 31, 2004.

All other Fees
No other fees were billed by Horwath for the year ended December 31, 2004. Fees paid to PWC for due diligence assistance on the possible acquisition of mineral properties for the year ended December 31, 2003 totalled $61,141 and fees relating to statutory filings for foreign subsidiaries totalled $9,205 in the year ended December 31, 2003.

During the fiscal year ended December 31, 2004, Horwath did not bill for any products or services other than as described above.

During the fiscal years ended December 31, 2004 and December 31, 2003, PWC did not bill for any products or services other than as described above.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Registrant’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2004 or 2003 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D - Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Registrant not any affiliated purchaser engaged in any repurchases of the registrant’s equity securities during the year ended December 31, 2004.

Part III

Item 17 - Financial Statements

These financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are expressed in Canadian dollars. Such financial statements have been reconciled to United States Generally Accepted Accounting PrinciplesGAAP for measurement differences between Canadian and United States GAAP (see Note 10 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item 3.A. - Selected Financial Data”.

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

The Corporation's independent auditors, Horwath Orenstein LLP, who have been appointed by the directors, conduct an audit in accordance with generally accepted auditing standards in Canada and the United States to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

"signed"
Cecil R. Bond	Marcus N. Foster
Chief Executive Officer	Chief Financial Officer

February 18, 2005

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Argosy Minerals Inc

We have audited the consolidated balance sheet of Argosy Minerals Inc as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and Public Company Accounting Oversight Board (United States) generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and 2002 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated January 16, 2004. Those financial statements were prepared in all material respects in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Toronto, Canada February 18, 2005

Argosy Minerals Inc
(an Exploration stage corporation)
CONSOLIDATED BALANCE SHEETS
As At December 31, 2004 and 2003
(Expressed in Canadian Dollars)

	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	$4,616,407	$8,058,383
Accounts receivable and prepaids	166,960	163,555
	4,783,367	8,221,938

Office Equipment and Furniture	29,560	39,413
	$4,812,927	$8,261,351

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$151,001	$451,173

SHAREHOLDERS' EQUITY
Capital Stock Note 5
Authorised - unlimited
Issued - 95,969,105 common shares (2003: 95,969,105)	44,075,384	44,075,384

Deficit	(39,413,458)	(36,265,206)
	4,661,926	7,810,178
	$4,812,927	$8,261,351

APPROVED BY THE DIRECTORS

Cecil R. Bond, Director	John Nicholls, Director

Argosy Minerals Inc
(an Exploration stage corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

	2004	2003	2002
Income
Interest	$214,247	$363,362	$411,203
Gain on Disposal of Mineral Property	-	125,500	-
Foreign exchange gain / (loss)	(255,686)	670,724	899,844
Gain on sale of Marketable Securities	-	14,548	-
	(41,439)	1,174,134	1,311,047

Expenses
Accounting and audit	$98,606	$105,121	$86,227
Arbitration Note 3(c)	789,871	366,310	96,255
Bank charges	6,386	7,721	7,002
Capital taxes	-	334	832
Depreciation	13,088	15,292	9,725
Directors' fees	76,136	68,750	24,982
Insurance	83,894	77,812	53,950
Legal	52,373	55,268	107,940
Management and consulting fees	668,664	428,827	377,383
Office	25,292	25,029	25,589
Project assessment expenditures Note 4(c)	587,244	1,721,363	181,358
Rent	63,611	60,403	66,219
Salaries and benefits	434,665	427,394	418,374
Shareholder communications	35,930	33,740	85,278
Telecommunications	15,558	18,249	19,454
Transfer agent and stock exchange	57,254	46,146	51,518
Travel	98,241	189,725	265,626
Write-off of mineral properties
and deferred costs Note 3	-	19,783	10,512,674
	3,106,813	3,667,267	12,390,386
Loss for the Year	(3,148,252)	(2,493,133)	(11,079,339)
Deficit - Beginning of Year	(36,265,206)	(33,772,073)	(22,692,734)
Deficit - End of Year	$(39,413,458)	$(36,265,206)	$(33,772,073)

Basic & Diluted Loss per Common Share	$(0.03)	$(0.03)	$(0.12)

Weighted Average Number of
Common Shares Outstanding	95,969,105	95,969,105	95,969,105

Argosy Minerals Inc
(an Exploration stage corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

	2004	2003	2002
Cash Provided from (Used for)
Operating Activities
Loss for the year	$(3,148,252)	$(2,493,133)	$(11,079,339)
Adjustments for:
Depreciation	13,088	15,292	9,725
Foreign exchange (gain) / loss	4,173	(641,617)	(804,273)
Gain on marketable securities	-	(14,548)	-
Write-off of mineral properties
and deferred costs	-	19,783	10,512,674
Gain on Disposal of Mineral Property	-	(125,500)	-
	(3,130,991)	(3,239,723)	(1,361,213)

Changes in Non-cash Working Capital
Increase in accounts receivable
and prepaids	(3,405)	(120,559)	(16,684)
Increase/(Decrease) in accounts payable
and accrued liabilities	(300,172)	125,767	(193,621)
Cash Flows from Operating Activities	(3,434,568)	(3,234,515)	(1,571,518)

Financing Activities

Cash Flows from Financing Activities	-	-	-

Investing Activities
Disposal of Mineral Property Note 3(b)	-	500,000	-
Mineral properties and deferred costs	-	(53,771)	(240,441)
(Acquisition)/Disposition of Marketable Securities	-	278,288	(263,740)
Purchase of office equipment and furniture	(3,234)	(11,371)	(43,672)
Restricted cash	-	157,960	(1,960)
Cash Flows from Investing Activities	(3,234)	871,106	(549,813)

Foreign Exchange Gain / (loss) on cash
held in Foreign Currency	(4,173)	641,617	804,273

Decrease in Cash and Cash
Equivalents	(3,441,975)	(1,721,792)	(1,317,058)
Cash and Cash Equivalents -
Beginning of Year	8,058,383	9,780,175	11,097,233
Cash and Cash Equivalents -
End of Year	$4,616,407	$8,058,383	$9,780,175

ARGOSY MINERALS INC
(An Exploration stage corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2004

1. Nature Of Operations
The Corporation and its subsidiaries are engaged in the exploration and development of mineral properties and is considered to be an exploration stage company. The Corporation is in the process of investigating possible property acquisitions and continues to evaluate the Nevada Gold Project in Nevada, USA. The Corporation is still waiting for the issuance of a prospecting permit for the Albetros Diamond Project in South Africa, consequently, no activity is being undertaken at this time. See Note 4. The Corporation was previously involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic. In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation. See Note 3(a). In July 2003, the Corporation sold its Slovak subsidiary, Kremnica Gold a.s. See Note 3(b).

As yet, it has not been determined if the Corporation’s mineral properties contain ore reserves that are economically recoverable. The recoverability of any amount recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs, if any, represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2. Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corp. ("Argosy")	Canada
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Balzan Investments Limited (“Balzan”)	BVI
Financial Statement Presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material measurement differences between Canadian and United States GAAP are explained in Note 10, along with their effect on the Corporation’s consolidated statements of operations and consolidated balance sheets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period. Significant areas where management’s judgement is applied are mineral property valuations, valuation of future income tax benefits and contingent liabilities. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian, Australian and UK banks. A portion of the cash balances are held in Australian and U.S. dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture
Depreciation is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment Expenditures
Project assessment costs consist of expenditures to evaluate new projects. These expenditures are charged to income when incurred. Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below. Included in project assessment expenditures are option payments for mineral properties. These payments are charged to income when incurred.

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

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties. Although management makes its best estimate of these factors, where applicable, based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation
The Corporation has prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2004. These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The income statement impact of stock options granted by the Corporation subsequent to the adoption of CICA 3870 on January 1, 2002 but prior to the adoption of the amendments to CICA 3870, is included in pro-forma disclosure in Note 5 to these financial statements. No compensation expense was recognised in 2004 or 2003 because no stock options were granted or vested in those years. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Loss per Common Share
Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Basic and diluted loss per share are the same, as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

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

Financial Instruments
The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts. The Corporation is not exposed to significant interest rate risk due to the short term maturity of its monetary current assets and current liabilities.

Arbitration
Expenditures related to the arbitration are expensed as and when incurred. See Note 3(c)

Income taxes
Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

3. Mineral Properties
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

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002. Following improved security conditions, the Corporation lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati. However, following a massacre outside Bujumbura, the Corporation re-imposed force majeure in August, 2004. The Corporation is currently reassessing its continued involvement with the Burundi Nickel Project and at this time, no further activity is planned.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

The term of the performance bond provided by the Corporation expired during 2002. A new performance bond will be required should the Corporation lift force majeure and re-commence activity in Burundi.

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

c)	New Caledonia Nickel Project - Joint Venture Arrangement and Arbitration
On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" (“Norilsk”) had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with the Corporation and Societe des Mines de la Tontouta (“SMT”) of the project. The Tripartite Agreement( the “Agreement”) between the Norilsk subsidiary, NN Invest Holdings SA (“NNIH”), SMT and the Corporation’s subsidiary Balzan was signed on October 16, 2001. Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred, amounting to US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project. Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a notice of termination from NNIH terminating the Agreement and its involvement in the New Caledonia Nickel Project. On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce (“IC”). The request for arbitration sought to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project.

The termination notice effectively terminated the Agreement and the Corporation wrote off its remaining investment of $2,539,625 in the project. Following a meeting between the Corporation and NNIH in November 2004, the arbitration was settled. The terms of the settlement agreement are bound by a confidentiality agreement signed between the parties, however, each party remains responsible for its costs incurred in the arbitration process and neither party has any future claim outstanding against the other regarding this matter. The Corporation does not anticipate that it will incur any further costs related to this matter.

4. Project Assessment Expenditures
a)	Albetros Diamond Project
The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee. The Corporation holds its interest in the Albetros Project through an option agreement to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd (“Albetros”) the owner of the Project.

The Option Agreement provides for:
a)	an option exercise date of August 31, 2004. *

b)	monthly option fees totalling R4,050,000 ($799,000) payable as follows:
- 2003 - R2,400,000 ($469,000) - paid.
- 2004 - R1,650,000 ($344,000) - of which R550,000 has been paid, and

c)
a purchase price of R17,000,000 ($3,609,000) less all option fees paid at the date of exercise of the option. Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,486,000) on August 31, 2004. *
- R5,950,000 ($1,263,000) on December 1, 2004. *

An application for a new prospecting permit (“Permit”) was submitted in January, 2004 as the expiry date of the Permit was March 15, 2004. However with the new Minerals and Energy Act in South Africa coming into force in May 2004, processing of the application has been delayed and the new Permit has not yet been issued. Consequently, no work can be conducted on the Project at this time.

*Pursuant to the agreement with the shareholders of Albetros, the Corporation had until August 31, 2004 (the option exercise date) to fully evaluate the Project. As a new Permit has not yet been issued, the Corporation ceased its obligation to make option payments subsequent to March 2004 and advised the shareholders of Albetros that all payment obligations will be extended by the number of days that Albetros does not hold a valid Permit.

The Corporation can withdraw from the option agreement to acquire Albetros at any time.

If the Corporation exercises its option to acquire 85% of Albetros, it has agreed to sell a 5.5% interest in Albetros to Umnotho weSizwe Diamond Company Pty Ltd. (“Umnotho”), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($233,000), which would result in the Corporation retaining a 79.5% interest in Albetros should the Corporation exercise its option to acquire Albetros. In addition, Umnotho will refund the Corporation a pro rata portion of the expenditures incurred in assessing the Albetros Project.

In January 2004, the owners of Albetros transferred 14% of the shares of Albetros to the Corporation for options fees paid to that time of R2,700,000 ($538,000). The Corporation has not attributed any value to these shares, since no decision has been made to proceed with the Project.

In addition, recent announcements regarding Black Economic Entity (“BEE”) participation in new prospecting permits over state owned minerals have indicated a requirement for increased BEE participation of 51% from previous requirements of an initial 15% interest rising to a required 26% interest over a number of years. The Corporation is currently evaluating the impact of these new requirements on its continued participation in the Project.

b)	Nevada Gold Project
The Nevada Gold Project is situated within the southern boundary area of the Humboldt - Toiyabe National Forest, in Northern Elko County, Nevada and comprises 70 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation holds the Nevada Gold Project under 2 option agreements. The option agreement dated November 17, 2003 over the Gold Creek property covers 37 unpatented mining claims and 2 claims covering water rights. The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims. During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented claims. The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.

c)	Project Assessment Expenditures
Details of Project Assessment Expenditures during the years ended December 31, 2004 and 2003 are as follows:

Albetros Diamond Project	2004	2003
Geological Consulting, Supervision and Legal	$44,565	$218,115
Drilling	80,207	486,693
Gravel Processing and Sorting	57,020	147,866
Travel and Accommodation	55,220	129,608
Option Fees	117,158	469,000
Rehabilitation	30,934	-
	385,104	1,451,282
Nevada Gold Project
Geological Consulting, Supervision and Legal	81,995	-
Assessment and Data	8,894	-
Option Fees	59,317	-
Claim Fees	12,904	-
Travel and Accommodation	53,135	-
	216,245	-
Other Projects
Legal, Consulting	40,331	142,216
Data Acquisition	-	74,463
Travel, Accommodation and other	62,367	53,402
Expenses Recovered	(116,804)	-
	(14,106)	270,081
Total	$587,243	$1,721,363

5. Capital Stock

a)	Authorised Capital Stock
The Corporation is authorised to issue an unlimited number of common shares without par value.

b)	Issued
	Number of
	Shares	Amount
Total Issued - December 31, 2004 and 2003	95,969,105	$44,075,384

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors. Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

No stock options were granted during the years ended December 31, 2004 and 2003. Information relating to compensation expense for the year ended December 31, 2002 of options granted to employees and directors, using the fair value method, pursuant to the adoption of CICA 3870 Accounting for Stock Based Compensation is disclosed as pro-forma information.

The assumptions stated below result in an estimated fair value of the Corporation’s stock options granted in 2002 of $0.20 per stock option. This results in a pro-forma compensation expense of $835,000, which would increase the Corporation’s loss per share as indicated below:
		December 31, 2002
Loss for the Year	As reported	$11,079,339
	Pro forma	$11,914,339
Basic and Diluted Loss per Common Share	As reported	$0.12
	Pro forma	$0.12

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

The status of stock options granted to employees and directors as at December 31, 2004 and 2003 and the changes during the years ended on those dates is presented below:

		December 31, 2004		December 31, 2003
		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price

Options outstanding
- Beginning of Year	3,075,000	$0.34	4,790,000	$0.44

Cancelled/Expired	(350,000)	$0.34	(1,715,000)	$0.68

Options outstanding and exercisable
- End of Year	2,725,000	$0.33	3,075,000	$0.34

All options outstanding at December 31, 2004 have an exercise price of Australian $0.35 (C$0.33). The weighted average remaining contractual life of these options is 1.4 years.

c)	Escrow Shares
At December 31, 2004 a total of 905,032 (2003: 1,810,061) common shares of the Corporation were subject to escrow and are eligible for release in March 2005.

6. Related Party Transactions

During the year ended December 31, 2004: $748,593 (2003: $461,623, 2002: $482,389) was paid to five directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services. The expenditures of $748,593 included a termination payment of $441,814 paid to Peninsular Services Pty Ltd. (“Peninsular”), a company controlled by Mr. Lloyd, a director and Chairman of the Corporation, on the termination of Peninsular’s Management Contract.

Following the termination of Peninsular’s Management Contract, Mr. Lloyd has continued to provide services to the Corporation on a full time basis, dealing amongst other things with the arbitration initiated by NNIH, without payment, except for fees paid to non-executive directors. Fees paid to each non-executive director does not exceed $25,000 per annum.

In addition $117,700 (2003: $414,181, 2002: $445,750) was paid to two companies, $32,236 to an Australian company and $85,464 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively. These services are provided at cost. Subsequent to February 2004, personnel in Australia are employed directly by the Corporation.

At December 31, 2004, management and consulting expenses payable amounted to $NIL (2003: $NIL) and are included in accounts payable and accrued liabilities.

7. Income Taxes

A potential future income tax asset of approximately $3,081,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$7,302,000
b) Other deductible tax pools	$1,348,000
$8,650,000
In addition, the Corporation has capital losses of approximately $2,203,000.

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2005	107,000
2006	888,000
2007	1,576,000
2008	-
2009	1,506,000
2010	1,503,000
2011	1,722,000
Total	$7,302,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,081,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 35.62% (2003 -35.62%) has been reduced to an effective rate of nil% (2003 - nil%) due to losses for which no tax benefit has been recognized.

8. Segmented Information

	2004
	Canada	Australia	UK	Total

Current Assets	$69,699	$40,325	$4,673,343	$4,783,367
Property, Plant & Equipment	5,148	24,412	-	29,560
	$74,847	$64,737	$4,673,343	$4,812,927

			2003
Canada		Australia	UK	Total

Current Assets	$291,931	$576,046	$7,353,961	$8,221,938
Property, Plant & Equipment	7,209	32,204	-	39,413
	$299,140	$608,250	$7,353,961	$8,261,351

The Corporation’s sole operating segment is the exploration for mineral resources.

9. Commitments

(a)	The Corporation has entered into leases, expiring June 30, 2005, for office premises which require rental payments of approximately $4,000 per month.

(b)	The Corporation has provided a guarantee to Albetros in the amount of R100,000 ($21,000) for any environmental rehabilitation which may be required on the Albetros Diamond Project. See Note 4.

10. Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP”)

The Corporation’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Statements of Operations and Deficit

	2004	2003	2002
Loss for the Year - under Canadian GAAP	$3,148,252	$2,493,133	$11,079,339
Exploration Expenditures and write-downs
- net of recoveries	-	(90,512)	(592,570)

Loss for the Year - under US GAAP	$3,148,252	$2,402,621	$10,486,769

Basic & diluted loss per common share
- under US GAAP	$(0.03)	$(0.03)	$(0.11)

Deficit - under US GAAP - Beginning of Year	$36,265,206	$33,862,585	$23,375,816
Loss - under US GAAP	3,148,252	2,402,621	10,486,769

Deficit - under US GAAP - End of Year	$39,413,458	$36,265,206	$33,862,585

Project Assessment Expenditures (Exploration Expenses)

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

Stock Based Compensation

For US GAAP purposes, the Corporation has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FASB 123(R). As no stock options were granted in fiscal 2004, there is no impact on the Corporation's loss for the year or balance sheet at December 31, 2004 under US GAAP.

Item 18 - Financial Statements

The Registrant has elected to provide financial statements pursuant to “Item 17 - Financial Statements”.

Item 19 - Exhibits
Exhibit No.	Name of Exhibit
1.1(1)	Certificate and Articles of Incorporation (No. 20340926) — Alberta Business Corporations Act (December 17, 1985) — Goldcap Inc.
1.2(1)	Certificate and Articles of Amendment (July 2, 1987) — Goldcap Inc.
1.3(1)	Certificate of Discontinuation — Alberta Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.4(1)	Certificate and Articles of Continuance (No. 222001-6) — Canada Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.5(1)	Certificate of Extra-Provincial Registration — Province of British Columbia (March 12, 1990) — Goldcap Inc.
1.6(1)	Certificate and Articles of Amendment — Canada Business Corporations Act (March 17, 1994) — Goldcap Inc.
1.7(1)	Certificate and Articles of Amendment including Name Change (October 26, 1994) — Durandel Minerals Corporation
1.8(1)	Certificate and Articles of Amendment (November 28, 1995) — Durandel Minerals Corporation
1.9(1)	Certificate and Articles of Amendment including Name Change (April 22, 1996) — Calliope Metals Corporation
1.10(1)	Certificate and Articles of Continuance (No. 25946) — Yukon Business Corporations Act (June 17, 1997) — Calliope Metals Corporation
1.11(2)	Certificate and Articles of Amendment including Name Change (May 10, 1999) — Argosy Minerals Inc
1.12(3)	Amendment to General By-Laws (May 25, 2000) - Argosy Minerals Inc. Section 7:13 “Show of Hands”
1.13(1)	General By-Laws (January 6, 1987) — Goldcap Inc.
1.14(1)	General By-Laws (September 12, 1995) — Durandel Minerals Corporation
1.15(1)	General By-Laws (April 30, 1997) — Calliope Metals Corporation
4.1(3)
Tripartite Agreement with Norilsk Mining Company and Société des Mines De La Tontouta regarding formation of a Joint Venture to advance the New Caledonia Nickel Project dated October 16, 2001. Redacted version. A Request for Confidential Treatment with respect to certain portions of this agreement has been filed with the Securities and Exchange Commission.

4.2(2)	Management Agreement with Peninsular Services Pty Ltd
4.3(2)	Management Agreement with C.R. Bond.
4.4(2)	Management Agreement with Canaust Resource Consultants Ltd.
4.5(2)	Form of Stock Option Agreement
4.6(3)	Management Agreement with Peninsular Services Pty Ltd. dated January 1, 2003
4.7(3)	Management Agreement with 667060 BC Ltd.
4.8(3)	Agreement for Sale of Shares with Albetros Inland Diamond Exploration (Pty) Limited
4.9(3)	Option Agreement with Happy Tracks Mining Company
4.10	Option Agreement with Cirincione Brothers
8.1	List of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)	Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.
(2)	Incorporated by reference to Form 20-F filed June 29, 2001.
(3)	Incorporated by reference to Form 20-F filed May29, 2004

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated: March 31, 2005	By:
Cecil R. Bond, Chief Executive Officer

Exhibit 4.9

Option to Purchase Agreement

THIS OPTION TO PURCHASE (the “Agreement”) is made effective this 1st day of May, 2004 (the “Effective Date”),

BY AND BETWEEN:
Joseph F. Cirincione, a single man, of
10700 Dormar Court, San Jose, CA 95127, and
Peter Cirincione, a single man, of
574 N 19th Street, San Jose CA 95112

(together hereinafter referred to as “the Owner”)

AND   Argosy Mining Corp
20607 Logan Avenue,
Langley, BC V3A 7R3 CANADA

(hereinafter referred to as “Argosy”)

WITNESSETH:

THAT FOR AND IN CONSIDERATION of ten dollars (US $10.00) and other good and valuable consideration, the receipt and sufficiency which are acknowledged, and in further consideration of the mutual covenants and agreements of Argosy and the Owner as set forth in this Agreement, the Owner does hereby exclusively lease, and let to Argosy solely for the purposes stated in this Agreement, those certain unpatented mining claims situated in the County of Elko, in the State of Nevada, which is further described in Exhibit “A” attached hereto and made a part of this Agreement (the “Property”), together with all ores, mineral and mineral substances of every nature and character, whatsoever, and all other appurtenant rights useful or convenient for exploration and related uses. The interests leased are subject only to existing encumbrances of record.

1.	Rights Granted
Notwithstanding any of the terms and conditions of this Agreement, the intent of the parties is for Argosy to conduct exploration activities upon the Property to determine its further interest in developing and mining said ores, minerals, metals, tailings, concentrates and all mineral substances of any character and nature (the “Minerals”). Upon Argosy’s determination and at its sole discretion, Argosy may exercise the Option to Purchase as provided for in Section 4. Option to Purchase.

The Owner grants to Argosy any and all rights in any way appurtenant to exploration activities, insofar as the Owner has the power and ability to grant such rights, including, but not limited to the following:
(a)	the right to enter the Property to survey, explore, drill, sample and develop without limitation, all Minerals,
(b)	to construct, use, maintain, repair, replace and relocate any structure and facilities deemed necessary by Argosy to effectuate the purposes of this Agreement,
(c)	to use the Property for storage or disposal of Minerals, water, waste or other materials produced from the Property or other property controlled by Argosy,

(d)
to use all easements, rights of way or other means of access for ingress and egress to and from the Property convenient or necessary for Argosy’s activities on the Property or on other property owned, leased or acquired by Argosy,

(e)	to use as much of the surface granted by this Agreement as Argosy deems advisable to further Argosy’s performance of its rights and obligations and to effectuate the purposes of this Agreement,
(f)	to appropriate, use and dispose of all water on or appurtenant to the Property,
(g)	to use any exploration method without limitation, and
(h)
to exercise all rights and privileges not specifically described above which may be reasonably necessary, convenient or suitable for or incidental to Argosy to effectuate the purposes of this Agreement.

2.	Term
This Agreement is granted for a term of three (3) years from the Effective Date first written above. The term of this Agreement may be extended by mutual agreement of the parties.

3.	Consideration
In consideration of the terms and conditions granted by this Agreement, Argosy shall pay to the Owner the following sums:
(a)	upon execution of this Agreement, the sum of Twenty Thousand Dollars (US $20,000),
(b)	On or before the first anniversary of the Effective Date of this Agreement, the sum of Twenty Thousand Dollars (US $20,000), and
(c)	On or before the second anniversary of the Effective Date of this Agreement, the sum of Twenty Thousand Dollars (US $20,000).
Argosy has the right to prepay any consideration payment. The consideration payment shall be in lieu of any obligation expressed or implied to explore or perform any work on the Property.

4.	Option to Purchase
4.1	Total Purchase Price
The Owner grants to Argosy the exclusive and irrevocable option to purchase the Owner’s entire interest in and to the Property for the total purchase price of One Million, Five Hundred Thousand Dollars, (US $1,500,000). All consideration payments made in accordance with Section 3 - Consideration shall be fully credited towards the total purchase price.

To exercise its option to purchase, Argosy shall give written notice to the Owner and the balance of the total purchase price shall be paid in a lump sum within thirty (30) days from the date of Argosy’s written notice to the Owner.

Argosy may exercise this option to purchase at any time during the term of the Agreement. Argosy must, however, exercise the option to purchase in order to commence commercial production from the Property.

4.2	Closing
Closing will occur thirty (30) days from the date of Argosy’s written notice to exercise the option to purchase, at such time and place agreed upon by the parties. At the closing, the Owner will deliver to Argosy a fully executed and recordable quitclaim deed conveying all of Owner’s rights, titles and interests in and to the Property. At that time, Argosy shall pay to the Owner the balance of the total purchase price (after crediting consideration payments) by cheque or wire transfer of funds to the bank account designated by the Owner. Upon completion of closing, this Agreement shall terminate.

4.3	Reconveyance of Claims
During the term of this Agreement, should Argosy choose to abandon any of the unpatented lode mining claims comprising the Property, Argosy will execute, record and send to the Owner a quitclaim deed releasing the unwanted claims to the Owner.

5.	Method of Payment.
All payments owing to the Owner shall be paid by cheque or wire transfer at the request of the payee, as given by notice as provided for herein, not less than thirty (30) days prior to the due date of said payment. The most recent request shall remain in effect until countermanded. Argosy shall make all payments stated in Sections 3 and 4 in the manner and at the times stated in those sections. All payments by cheque shall be sent to the Owner at the addresses provided for in Section 12.

In the event of a present or future division of ownership interests, payments made as stated above shall constitute full satisfaction of Argosy’s obligations and Argosy shall be relieved from any responsibility and liability for the division of disbursements.

6.	Owner’s Rights, Covenants and Obligations .
6.1	Owner’s Representations.
The Owner represents and warrants to Argosy that:
(a)	To the best of its knowledge after due inquiry and ability:

(i)	the unpatented claims comprising the Property have been properly monumented on the ground, including removal of any PVC and remonumentation with wood posts,
(ii)	any required validation work has been properly performed,
(iii)	location notices and certificates have been properly recorded or filed,
(iv)
all filings required to maintain the claims in good standing through the effective date of this Agreement, including evidence of location and assessment work, or the equivalent thereof, under NRS Section 517 and the Federal Land Policy and Management Act of 1976, 43 USC Section 1744 have been made including for the current year 2004,

(v)	all assessment work required to hold the claims has been properly performed, and
(vi)	the annual filings required under federal statute have been properly and timely filed through the assessment year ending September 1, 2004 for the current assessment year.

The Owner hereby covenants with Argosy and with its successors and assigns that the Owner:

(vii)	is lawfully seized of all rights, titles, and interests in and to the Property, subject only to the paramount interest of the United States and has granted no other interest in the same; and
(viii)	that the Property and Minerals are free and clear from all liens and encumbrances, including any leases, rights or licenses by third parties, excepting reservations of record.
(b)
In lieu of giving a covenant of quiet enjoyment, the Owner agrees that Argosy may, at its sole discretion, take all action necessary, including judicial proceedings, to remove any cloud from or cure any defect in the Owner’s title to the Property, the Owner agrees to co-operate with Argosy in any action taken.

(c)	The Owner has full power and authority to execute this Agreement.
(d)	The Owner has not made:
(i)	any assignment for the benefit of creditors,
(ii)	filed any petition in bankruptcy,
(iii)	been adjudicated insolvent or bankrupt,
(iv)	petitioned or applied to any tribunal for any receiver, conservator or trustee of it or any of its properties or assets, or
(v)	commenced any proceeding under any reorganization, arrangement, readjustment of debt, conservation, dissolution or liquidation law or statue of any jurisdiction.
To the best of the Owner’s knowledge no action or proceeding has been commenced against the Owner by any creditor, claimant, governmental agency or other person.
(e)
The Owner knows of no suit, action or other proceeding or threatened proceeding before any court or governmental agency that might result in impairment or loss of the Owner’s title to, or the Owner’s interest in any part of the Property or the value thereof, or which otherwise materially affects title to the Property. The Owner shall notify Argosy promptly of any such proceeding arising or threatened prior to the termination of this Agreement.

(f)
To the best of the Owner’s knowledge, there currently is no, nor has there previously been any violation of any applicable federal, state, regional or county law or regulation relating to zoning, land use, environmental protection or otherwise with respect to the Property or the activities relating thereto.

(g)
The Owner represents that to the best of its knowledge and belief, the Owner is not aware of any current law or regulation which would prevent the performance of Argosy’s right and obligations under this Agreement.

(h)	The Owner shall not create, nor permit, nor suffer any liens or encumbrances, reservations, restrictions and easements on the Property and Minerals.

6.2	Title
Upon request by Argosy, the Owner shall provide Argosy with all data in its possession with respect to deeds, easements or other documents which bear the Owner’s title to the Property and copies of all documents and title reports in the Owner’s possession or control. The Owner shall, upon Argosy’s request, record any such document in the Owner’s possession or control which has not been recorded, but no such interest shall negate the representations of title contained in this Agreement.

6.3	Lesser Interest
Without impairment of the representations of title contained in this Agreement, if the Owner controls or owns less than the entire undivided estate in the Property, all consideration and purchase payments shall be proportionately reduced and all payments due under that Agreement shall be payable to the Owner only in the proportion that the Owner’s actual interest in the Property bears to the whole and undivided estate. The Owner and Argosy acknowledge that there are some overlapping claims in the “Rose Bud Mine” area.

6.4	After-Acquired Rights
If the Owner acquires any right, title or interest in the Property or in any right, title or interest within the exterior boundaries of the Property while this Agreement is in effect, the Owner shall promptly notify Argosy in writing of the acquisition. At Argosy’s sole election, such right, title or interest shall become part of the Property and subject to this Agreement, and a recordable amendment will be executed by the parties.

6.5	Inspection
The Owner, its agents, employees or personal representatives, duly authorized in writing, may inspect the activities of Argosy on the Property during normal business hours, provided, however, that such inspection be made upon no less than five (5) business days prior notice given to Argosy, and only under the control and direction of Argosy.

The Owner, in the exercise of its rights, shall indemnify and hold Argosy harmless from and against any course of action, right of action, claims, demands, costs (including attorneys’ fees) or judgments arising out of any death, personal injury or property damage sustained by the Owner, its agents, employees or personal representatives while in or upon the Property, unless such death or injury arises as a direct result of the gross negligence or willful misconduct of Argosy.

6.6	Taxes
While this Agreement is in effect, Argosy shall in a timely manner, pay all taxes, levies or assessments occasioned by and attributable to the equipment or actions of Argosy. Ad valorem taxes, assessments, levies against the Property and personal income from purchase payments shall be paid by the Owner during the term of this Agreement.

6.7	Confidentiality
During the term of this Agreement, the Owner shall keep all information supplied to it by Argosy or obtained through any other sources whatever, concerning Argosy’s exploration on the Property, or any other matters concerning Argosy strictly confidential. The Owner shall not disclose to any third party during the term of this Agreement any information, reports, data, maps, surveys or analysis furnished by Argosy. The Owner agrees that it shall not use the name of Argosy in any document or press release or disclose any information it may obtain hereunder to third party or parties or to the public without first having obtained the written consent of Argosy.

The Owner further covenants and agrees that in the event it should acquire any knowledge or information relating to internal proprietary techniques or methods used by Argosy for purposes of geologic interpretation, extraction, mining, processing of minerals or any other proprietary information of Argosy, such proprietary information shall not be used by the Owner, sold, given, disclosed or otherwise made available to third parties or the public. This subsection shall survive and continue in full force and effect after the termination, for any reason, of this Agreement for a period of two (2) years following the date of said termination.

Under no circumstances is any portion of the contents of any negotiations of this Agreement to be recorded with the Elko County Recorder’s office or Bureau of Land Management or become a matter of public knowledge unless Argosy initiates such action.

6.8	Data
Upon the execution of this Agreement, the Owner shall make available to Argosy all drill core and copies of all geological, geophysical and engineering data and maps, logs of drill holes, results of assaying and sampling and disclose all additional data and information the Owner has knowledge of regarding the Property. Frank Lewis claims he owns a small piece of Property that is two hundred feet (200’) wide and one thousand feet (1,000’) long. He claims it is the Mardis patented mine.

7.	Argosy’s Rights, Covenants and Obligations
7.1	Operations
(a)
Exploration and Related Activities - Argosy shall conduct all its activities on the Property in a good and workmanlike manner and in accordance with accepted mining practices. All decisions with respect to Argosy’s activities, including all decisions regarding the commencement, suspension, resumption or termination of any activities shall be made by Argosy in its sole discretion. Argosy shall comply, however, with all valid and applicable state, federal and local laws and regulations governing its activities on the Property.

(b)
Roads - Argosy and the Owner shall both have reasonable non-exclusive use of any presently existing roads, ways and trails upon the Property, provided, however, that the Owner’s use does not unreasonably interfere with the rights granted to Argosy by this Agreement. The Owner makes no representations or warranties to Argosy as to access to or from adjacent properties owned by third parties.

(c)
Tailings and Residues - All tailings and other residues resulting from Argosy’s activities on the Property shall be the sole and exclusive property of Argosy. Should any tailings remain on or in the Property after expiration of a twelve (12) month period following termination of this Agreement (except termination pursuant to Section 4, such tailings shall become the property of the Owner, and Argosy shall have no further right, title or interest in them.

(d)
Environmental Obligations - During the term of this Agreement, Argosy shall timely and fully perform all reclamation required by all governmental authorities pertaining or related to Argosy’s operations or activities on or with respect to the Property or required under this Agreement. Argosy covenants and agrees not to undertake, cause, suffer or permit any conditions or activity at, on or in the Property which constitutes a nuisance or which results in a violation or liability of any nature or kind whatsoever under any applicable state, federal or local environmental law, rule, regulation or ordinance. In the event Argosy violates any applicable environmental law, rule, regulation or ordinance, or undertakes any activity giving rise to liability under any of the same, Argosy agrees, at Argosy’s sole cost and expense, to promptly remedy and correct such violation or satisfy such liability and to satisfy all obligations in connection therewith.

Argosy’s obligations and liability shall commence on the effective date of this Agreement and shall terminate upon the termination or surrender of this Agreement, except for obligations that may have accrued during the term of this Agreement. The parties expressly agree that Argosy shall not, by the terms thereof, assume liability for damages to the Property or responsibility for reclamation or environmental obligations occurring as a result of any actions or operations on the Property prior to the Effective Date or those occurring after the termination date of this Agreement unless Arogsy has exercised its Option to Purchase. The parties also expressly agree that Argosy shall not, by the terms thereof, assume liability for damages to the Property or responsibility for reclamation or environmental obligations occurring as a result of any actions or operations on the Property conducted by the Owner or its assigns, including, but not limited to the removal of timber and related products. The Owner shall indemnify and hold Argosy harmless from any and all claims, causes of action, penalties, fines or other court costs and reasonable attorney’s fees, that may arise from actions or operations conducted on the Property prior or occurring after the termination date of the Agreement, or that may arise from actions or operations conducted on the Property by the Owner or its assigns, including, but not limited to the removal of timber and related products.

7.2	Adverse Claims
In case of suit, adverse claim, dispute or question as the ownership of the Property or of consideration or purchase payment payable under this Agreement, Argosy may, at its sole discretion deposit the payment (or the portion of the payment in dispute) into an escrow account, which shall be paid as appropriate upon final disposition of such suit, claim, dispute or question. Argosy will not be held in default of payment until such suit, claim, dispute or question has been finally disposed of.

In the event payments are deposited in an escrow account, Argosy shall be entitled to recover all escrow fees and other costs incurred by Argosy in establishing and maintaining an escrow account.

Any payments so withheld shall be paid within thirty (30) days after Argosy has been furnished with proof sufficient, in Argosy’s option, to settle the questions. If the rights or interests granted Argosy under this Agreement are disputed, it shall not be counted against Argosy either as affecting the term of the Agreement, which shall be extended by the period of dispute, or for any other purpose.

7.3	Co-mingling
Argosy shall have the right to co-mingle the Minerals produced from the Property with similar minerals from other properties for the purpose of transportation, storage, milling, processing, leaching and for sale of disposition. However, prior to co-mingling any ores or Minerals from the Property (“Property Ore”) with ores or minerals from other properties (“Outside Ore”) the Property Ore shall be measured and sampled in accordance with sound mining and metallurgical practice for moisture and paying mineral content. Representative samples of the Property Ore shall be retained by Argosy and assays (including penalty substance) of these samples shall be made before co-mingling to determine metal content.

7.4	Annual Filings
During the term of this Agreement, Argosy shall pay, in accordance with federal statute, the required One Hundred Dollars ($100) per claim per assessment year commencing September 1, 2004 and for every assessment year in which Argosy continues this Agreement.

Argosy shall be relieved of its obligation to pay the annual filing for any period in which such annual filing is not required or is suspended and Argosy shall have the benefit of subsequent laws enacted which relate to annual filing or assessment work. In the event such subsequent laws enacted, either federal or state, become, in Argosy’s opinion, too onerous, Argosy may terminate the Agreement in accordance with Section 8.1.

7.5	Amendments, Relocation and Patents
During the term of this Agreement, Argosy agrees to use its reasonable efforts without incurring liability to remonument the Property in accordance with state and federal regulations and will provide the Owner with a final map. Argosy shall have the right, but not the obligation to amend or relocate, in the appropriate name, any or all of the unpatented mining claims included in the Property, to locate placer claims on ground covered by mining and vice versa, and to locate any fractions resulting from the location amendment or all expenses authorized by Argosy in connection with locating, amending or relocating mining claims or millsites, or prosecuting patent proceedings shall be borne by Argosy. The rights of Argosy under this Agreement shall extend to all such locations, amended locations, relocations and patented mining claims and millsites.

8.	Termination and Default
8.1	Termination
Notwithstanding anything herein to the contrary, Argosy may terminate all of its rights and obligations under the Agreement at any time. Argosy will deliver written notice of such termination in the form of a recordable quitclaim deed releasing all of its right, title and interest to the Property to the Owner.

In the event of termination, the Owner shall retain all payments paid pursuant to this Agreement in consideration for the Owner’s possession of the Property. The foregoing shall be the Owner’s sole and exclusive remedy for termination and the Owner exclusively waives the remedies of specific performance or further compensatory damages.

Upon termination, Argosy’s sole obligation shall be to perform reclamation work required as a direct result of Argosy’s activities on the Property, as required by applicable law. The Owner may, upon approval from the appropriate governmental agencies, assume any portion of Argosy’s reclamation obligations and thereby release Argosy from such obligations and liabilities resulting therefrom.

In the event Argosy terminates, upon written request from the Owner within ninety (90) days of termination, Argosy shall supply to the Owner copies of all non-interpretative geological data which pertains to the Property. ARGOSY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY SUCH DATA OR INFORMATION AND SHALL NOT BE LIABLE ON ACCOUNT OF ANY USE BY THE OWNER OR ANY OTHER PARTY OF ANY DATA OR INFORMATION AND THE SAME IS PROVIDED “AS IS, WHERE IS” WITHOUT ANY WARRANTY, EXPRESSLY EXCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE. Argosy shall not be responsible for any loss or destruction of drill core.

8.2	Default
Failure by Argosy to perform or comply with any terms, provisions or conditions, expressed or implied, shall not automatically terminate this Agreement, nor render it null and void. If Argosy defaults in the performance of its obligations, the Owner shall give Argosy written notice specifying the default. If Argosy does not commence curing the default within sixty (60) days after receiving notice, followed by diligent prosecution of such action to completion within a reasonable time, the Owner may terminate this Agreement by delivering to Argosy written notice of such termination. All rights of Argosy under this Agreement, except as provided hereunder and under Section 8.4 will then terminate. The Owner shall not have the right to terminate this Agreement except as provided in this section.

Should Argosy by notice given to the Owner, dispute the existence of a default, then this Agreement shall not terminate hereunder unless Argosy does not initiate and diligently pursue steps to correct the default within sixty (60) days after the default has been determined by a final decision of a court of competent jurisdiction.

8.3	Rights not to be Suspended
Any dispute between the parties or resolution thereof relating to this Agreement shall not interfere with no affect any right Argosy may have under this Agreement.

8.4	Equipment Removal
For a period of twelve (12) months following the termination of this Agreement, Argosy shall have the right to remove from the Property all structures, personal property and improvements owned by Argosy or erected or placed in the Property by Argosy. Argosy may, at its election and upon obtaining the Owner’s written consent, elect to leave structures, fixtures and improvements on the Property. Argosy may, but is not in any way obligated to keep one or more watchmen on the Property during this period.

9.	Force Majeure
Argosy’s failure to perform or to comply with any of the covenants or conditions under this Agreement by conditions of force majeure shall not be grounds for default, cancellation, termination or forfeiture of this Agreement. Force majeure means any cause or conditions beyond Argosy’ reasonable control during which time failure to perform under this Agreement is caused or compliance with prevented by severe weather, explosion, unusual mining casualty, damage to or destruction of facilities, fire, flood, earthquake, civil or military authority insurrection, strikes, riots, fuel shortages, judicial orders, litigation, governmental actions., policies or regulations, inability to obtain license, permit or other authorizations that may be required to conduct activities, acts of God; or any circumstance or condition beyond the control of Argosy, which substantially restricts or inhibits Argosy’s activities on the Property under this Agreement.

Should Argosy claim the existence of a condition of force majeure, Argosy shall be excused from and not held liable for, such failure to perform or comply. The term of this agreement shall be extended for an additional period equal to the duration of the period of force majeure. Should Argosy claim the existence of a condition of force majeure, it shall promptly notify the Owner in writing of such occurrence, describe the estimated extent of any delays likely to result therefrom and shall similarly so notify the Owner upon cessation of the condition of force majeure. Argosy shall exercise reasonable diligence to resume its obligations and activities pursuant to this Agreement.

Argosy shall have the right to determine and settle any strike, lockout or industrial disturbance in its sole discretion and the aforesaid requirement of exercising reasonable diligence to resume activities shall not require Argosy to accede to any demand or post of any other party involved in such strike, lockout or industrial dispute.

10	Assignment
Either party may assign all or any portion of their rights under this Agreement. No change or division in the ownership of the Property or the payments provided for, however accomplished shall enlarge the obligations nor diminish the rights of Argosy. The Owner covenants that any change in ownership shall be accomplished in such a manner that Argosy shall be required to make payments and give notices to but one person, firm or corporation. In the event Argosy’s interest in the Property or payments are now or hereafter ever owned by more than the parties listed in Section 11, Argosy may withhold further payments until all such owners have designated a single party to act for all of them hereunder in all respects. No change or division of ownership shall be binding on Argosy until thirty (30) days after the Owner has delivered to Argosy a certified copy of the recorded instrument evidencing the change or division.

11.	Notices
Any notice to be given under this Agreement shall be effective when personally served upon the party to be given such notice at the address designated below, or when delivered by certified mail, return receipt requested. Until notified otherwise in writing, the addresses for such notices shall be:
Owner:	Mr. Joseph Cirincione and Mr. Peter Cirincione
c/o Mr. Peter Cirincione
574 N 19th Street
San Jose CA 95112-1741
USA
With a copy to:	Mr. Joseph Cirincione
10700 Dormar Cr
San Jose CA 95127-2709
USA
Buyer or Lessee:	Argosy Mining Corp.
20607 Logan Avenue
Langley BC V3A 7R3
CANADA

12	General Provisions
12.1	Memorandum
Argosy and the Owner agree to enter into a Memorandum of this Agreement in the form of Exhibit “B” for the sole purpose of giving notice of the existence of this Agreement. Argosy may record the Memorandum of this Agreement or this Agreement itself, as it may elect.
12.2	Additional Documents
The parties agree to exclude all such further instruments and to do all such further actions as may be necessary to effectuate the purposes of this Agreement.
12.3	Effect
All covenants, conditions and terms of this Agreement shall be of benefit to and run with the Property and shall bind and inure to the benefit of the parties hereto, their respective assigns and successors. Nothing herein shall be construed to create, expressly or by implication, joint venture, a mining partnership, commercial partnership or other partnership in relation.
12.4	Headings
The title headings to the respective sections hereof shall not be deemed a part of this Agreement but shall be regarded as having been used for convenience only.
12.5	Entire Agreement
This Agreement, together with the Exhibits contains the entire Agreement by and between Argosy and the Owner and no oral agreement, promise, statement or representation which is not contained herein shall be binding on the parties. The Agreement shall not be modified or amended except by written agreement signed by the parties hereto.

IN WITNESS WHEREOF this Agreement has been entered into this day first above written.

“Joseph F. Cirincione”
___________________________________
Joseph F. Cirincione

“Peter Cirincione”
___________________________________
Peter Cirincione

ARGOSY MINING CORP.

“Cecil Bond”
Per: _______________________________
Cecil R. Bond, Director

LIST OF CLAIMS

Table 1: GOLD CREEK CLAIMS (Cirincione claims)

No.	Serial Nr Full	Mc Claim Nm	Cust Nm	Mc Lead Case Ser Nr	Casetype	Case Disp Txt	Mc Loc Dt	Last Assess Yr

1	NMC92023	DIANA	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/08/1955	2004
2	NMC92024	DJ # 1	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/08/1955	2004
3	NMC92025	DJ # 2	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/08/1955	2004
4	NMC92026	DJ # 3	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/08/1955	2004
5	NMC92027	DJ # 5	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/08/1955	2004
6	NMC92028	DJ # 6	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/08/1955	2004
7	NMC92018	HILLTOP # 2	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/26/1955	2004
8	NMC92019	HILLTOP # 5	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/27/1955	2004
9	NMC92020	HILLTOP # 6	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/27/1955	2004
10	NMC92021	MOUNTAN VIEW # 4	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/26/1955	2004
11	NMC92022	MOUNTAN VIEW # 7	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/24/1955	2004
12	NMC92000	PINE RIGE # 1 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
13	NMC92001	PINE RIGE # 2 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
14	NMC92002	PINE RIGE # 3 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
15	NMC92003	PINE RIGE # 4 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
16	NMC92004	PINE RIGE # 5 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
17	NMC92005	PINE RIGE # 6 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
18	NMC92006	PINE RIGE # 7 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
19	NMC92007	PINE RIGE # 8 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
20	NMC92008	PINE RIGE # 9 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/24/1955	2004
21	NMC92009	PINE RIGE # 10 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/24/1955	2004
22	NMC92010	PINE RIGE # 11 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/26/1955	2004
23	NMC92011	PINE RIGE # 12 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	11/10/1948	2004
24	NMC92012	PINE RIGE # 13 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	11/10/1948	2004
25	NMC92013	PINE RIGE # 14 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/26/1955	2004
26	NMC92014	PINE RIGE # 15 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
27	NMC92015	PINE RIGE # 16 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	08/11/1955	2004
28	NMC92016	PINE RIGE # 18 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	11/10/1948	2004
29	NMC92017	PINE RIGE # 19 EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/24/1955	2004
30	NMC91999	PINE RIGE EXT	CIRINCIONE PETER	NMC91999	384101	ACTIVE	09/10/1950	2004
31	NMC92030	TOMBOY # 1	CIRINCIONE PETER	NMC91999	384101	ACTIVE	10/21/1948	2004
32	NMC92031	TOMBOY # 4	CIRINCIONE PETER	NMC91999	384101	ACTIVE	10/21/1948	2004
33	NMC92029	TOMBOY # 5	CIRINCIONE PETER	NMC91999	384101	ACTIVE	10/21/1948	2004

MEMORANDUM OF OPTION TO PURCHASE

THIS MEMORANDUM OF OPTION TO PURCHASE (hereinafter referred to as “the Memorandum”) is made effective this 1st day of May, 2004 (“the effective date”), by and between JOSEPH F. CIRINCIONE, a single man, whose address is 10700 Dormar Ct., San Jose, CA 95127, and PETER CIRINCIONE, a single man, whose address is 574 N 19th St., San Jose, CA 95112, (hereinafter referred to together as “the Owner”) and ARGOSY MINING CORP, of 20607 Logan Avenue, Langley, BC V3A 7R3 CANADA (hereinafter referred to as “Argosy”).

WHEREAS the Owner and Argosy have entered into an Option to Purchase of even date herewith (the “Agreement”), and

WHEREAS, the Owner and Argosy have agreed to enter into and record this Memorandum to reflect the interest of land affected by the Agreement.

NOW THEREFORE, the Owner and Argosy agree and state that in consideration of ten dollars (US $10.00) and other good and valuable consideration, the receipt and sufficiency of which are acknowledged and in further consideration of the execution of the Agreement, the Owner grants to Argosy the exclusive right to lease and let, solely for the purposes stated in the Agreement, those certain unpatented mining claims situated in the County of Elko, in the State of Nevada which is further described in Exhibit “A” attached to and made a part of the Agreement (the “Property”), together with all ores, minerals and mineral substances of every nature and character whatsoever and all other appurtenant rights useful or convenient for exploration and related uses. The interests leased are subject only to existing encumbrances of record.

For the same consideration, during the term of the Agreement, the Owner also grants to Argosy the exclusive and irrevocable option to purchase the Property for the total purchase price specified in the Agreement. Argosy may exercise the option to purchase by giving notice to the Owner during the term of the Agreement.

The term of the Agreement and this Memorandum is through and including the 30th day of June, 2007 .

While the Agreement is in effect, Argosy shall have the exclusive and unlimited right to ingress and egress, the exclusive and unlimited right to explore for all mineral and materials, without exclusion, found in, on and under the Property and all other rights and privileges convenient to accomplish the purposes of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Memorandum effective the day and year first above written.

“Joseph F. Cirincione”
___________________________________
Joseph F. Cirincione

“Peter Cirincione”
___________________________________
Peter Cirincione

ARGOSY MINING CORP.

“Cecil Bond”
Per: _______________________________
Cecil R. Bond, Director

Exhibit 8.1

List of Subsidiaries:

Argosy Mining Corp	Canada
Calliope Metals (Holdings) Ltd.	Canada
Andover Resources N.L.	Australia
Melling Investments Limited	BVI
Balzan Investments Limited	BVI
Argosy Mining Corporation Pty Ltd.	South Africa

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

4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)    Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.    The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	March 31, 2005
Cecil R. Bond, Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Marcus N. Foster, certify that:

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

4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)    Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.    The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	March 31, 2005	"signed"
Marcus N. Foster, Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cecil R. Bond, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date:	March 31, 2005
Cecil R. Bond, Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Marcus N. Foster, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	March 31, 2005	"signed"
Marcus N. Foster, Chief Financial Officer
(Principal Financial Officer)