Form 20-F/A
period 2004-12-31
ARGOSY MINERALS INC
filed 2005-09-07
CIK 1047363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F / A

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

Item 17    X     Item 18

This amendment has been filed to include the PricewaterhouseCoopers consent letter consenting to their opinion with regard to the Financial Statements for the years ended December 31, 2002 and 2003.

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference into the Annual Report on Form 20F for the fiscal year ended December 31, 2004 of Argosy Minerals Inc. (the “Company”), of our report dated January 16, 2004, relating to the audited consolidated financial statements of the Company for the years ended December 31, 2003 and 2002, which appear in the Annual Report on Form 20-F of the Company filed for the fiscal year ended December 31, 2003.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

August 24, 2005

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

Chartered Accountants Toronto, Canada February 18, 2005

Argosy Minerals Inc
(an Exploration stage corporation)
CONSOLIDATED BALANCE SHEETS
As At December 31, 2004 and 2003
(Expressed in Canadian Dollars)

		2004	2003
ASSETS
Current Assets
	Cash and cash equivalents	$ 4,616,407	$ 8,058,383
	Accounts receivable and prepaids	166,960	163,555
		4,783,367	8,221,938

Office Equipment and Furniture		29,560	39,413
		$ 4,812,927	$ 8,261,351

LIABILITIES
Current Liabilities
	Accounts payable and accrued liabilities	$ 151,001	$ 451,173

SHAREHOLDERS' EQUITY
Capital Stock	Note 5
Authorised - unlimited
	Issued - 95,969,105 common shares (2003: 95,969,105)	44,075,384	44,075,384

Deficit		(39,413,458)	(36,265,206)
		4,661,926	7,810,178
		$ 4,812,927	$ 8,261,351

APPROVED BY THE DIRECTORS

Cecil R. Bond, Director		John Nicholls, Director

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

- 2003 – R2,400,000 ($469,000) – paid.

- 2004 – R1,650,000 ($344,000) – of which R550,000 has been paid, and

c)

a purchase price of R17,000,000 ($3,609,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

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

b)

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt – Toiyabe National Forest, in Northern Elko County, Nevada and comprises 70 unpatented lode mining claims and 2 unpatented claims covering water rights.

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

c)

Project Assessment Expenditures

Details of Project Assessment Expenditures during the years ended December 31, 2004 and 2003 are as follows:

Albetros Diamond Project	2004	2003
Geological Consulting, Supervision and Legal	$ 44,565	$ 218,115
Drilling	80,207	486,693
Gravel Processing and Sorting	57,020	147,866
Travel and Accommodation	55,220	129,608
Option Fees	117,158	469,000
Rehabilitation	30,934	-

	385,104	1,451,282
Nevada Gold Project
Geological Consulting, Supervision and Legal	81,995	-
Assessment and Data	8,894	-
Option Fees	59,317	-
Claim Fees	12,904	-
Travel and Accommodation	53,135	-
	216,245	-
Other Projects
Legal, Consulting	40,331	142,216
Data Acquisition	-	74,463
Travel, Accommodation and other	62,367	53,402
Expenses Recovered	(116,804)	-
	(14,106)	270,081
Total	$ 587,243	$ 1,721,363

5.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

	Number of
	Shares	Amount
Total Issued – December 31, 2004 and 2003	95,969,105	$ 44,075,384

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

7.  Income Taxes

A potential future income tax asset of approximately $3,081,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 7,302,000
b) Other deductible tax pools	$ 1,348,000
$ 8,650,000

In addition, the Corporation has capital losses of approximately $2,203,000.

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2005	107,000
2006	888,000
2007	1,576,000
2008	-
2009	1,506,000
2010	1,503,000
2011	1,722,000
Total	$ 7,302,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,081,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 35.62% (2003 –35.62%) has been reduced to an effective rate of nil% (2003 – nil%) due to losses for which no tax benefit has been recognized.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F / A and has duly caused and authorized this amendment to the Form 20 F annual report filed on March 31, 2005 to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.
Dated: September 6, 2005	By
Cecil R. Bond
Director and Corporate Secretary