Form 20-F
ARGOSY MINERALS INC
filed 2006-04-05
CIK 1047363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

  X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2005

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to __________________

or

Shell Company report pursuant to section 13 or 15(d) of the Securities ExchangeAct of 1934

Date of event requiring this shell company report.  _______________________

Commission file number

0-29500

ARGOSY MINERALS INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
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

95,969,105 Common Shares

Indicate by check mark if the Registrant is a well known seasonal issuer, as defined in Rule 405 of the Securities Act

Yes         No   X

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes         No   X

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X     No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer

Accelerated filer

Non-accelerated filer    X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X     Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No   X

Glossary Of Technical Terms

The following is a glossary of mining terms used in this document:

alluvial	-	resulting from erosion and weathering of primary occurrences and later transported, relocated and concentrated by a river.
amphibole	-	a group of dark, iron and magnesium bearing rock forming minerals.
assays	-	metallurgical procedure for determining grade of sample.
basal	-	lowermost layer or horizon.
biotite	-	a dark to black mica; common rock forming mineral.
breccia	-	rock consisting of fragments, more or less angular, in a matrix of finer-grained material.
calcsilicates	-	a calcium silicate mineral commonly in skarn deposit.s
chalcopyrite	-	a yellow coloured copper iron sulphide.
chargeability	-	the primary unit of measurement in time-domain induced polarisation geophysical surveys.
chlorite	-	a soft platy mineral; a hydrated silicate that is a common alteration mineral.
clastic	-	sedimentary rock composed principally of broken fragments derived from pre-existing rocks or minerals.
concentrate	-	a product containing valuable minerals from which most of the waste material in the ore has been separated, usually by a flotation technique.
conductivity	-	relating to electrical conductivity in rocks.
decantation	-	metallurgical process where solutions flow or pumped from one process to another.
development	-	the preparation of a mining property for production.
diamond drilling	-	a type of rotary core drilling in which diamonds are used as the cutting tool.
diamondiferous	-	containing diamond..
epidote	-	a yellowish green hydrated calcium, aluminium, iron silicate that often forms as an alteration mineral.
epithermal	-	applied to hydrothermal deposits formed at low temperature and pressure.
fault	-	a fracture in a rock along which there has been displacement.
fault system	-	two or more interconnecting faults.
flotation	-	a metallurgical process involving air bubbles to recover a specific mineral from an ore.
gabbro	-	dark, coarse grained igneous (cooled from deeply buried magma body) rock.
grade	-	the proportion of an element (or substance) in an ore body – commonly expressed as a percentage for base metals and grams/tonne or oz/ton for precious metals.
g/t	-	grams per tonne.
gravels	-	coarse alluvially derived sediments.
IP	-	“induced polarisation”; a geophysical technique that uses electrical currents.
km	-	kilometres (1000 metres).
laterite	-	a residual deposit derived from the weathering of ultrabasic rocks by the drainage of meteoric water through fractures.
lateritic ore	-	laterite containing nickel and cobalt values in economic concentrations.
leaching	-	the dissolution stage of a hydrometallurgical process.

limonite	-

a hydrated oxide of iron which, in the context of a laterite orebody represents the most heavily weathered portion of the laterite profile, lying closest to surface with high concentrations of contained iron and low concentrations of contained magnesium.

m	-	metres.
magnetite	-	an iron oxide mineral.
measured resource	-

the estimated quantity and grade of that part of a deposit for which the size, configuration, and grade have been very well-established by observation and sampling of outcrops, drill holes, trenches and mine workings.

metamorphic	-	metamorphic rocks are those that have undergone heat+pressure that has commonly resulted in recrystallisation and/or growth of new minerals.
metaconglomerate	-	a metamorphosed conglomerate; a conglomerate is a coarse grained sedimentary rock
metasediment	-	a metamorphosed sedimentary rock.
metavolcanic	-	a metamorphosed volcanic rock.
mineralization	-	the presence of minerals of possible economic value.
mineralogy	-	the study of minerals.
mineral resource	-

a deposit or concentration of natural, solid, inorganic or fossilised organic substance in such quantity and at such a grade or quality that extraction of the material at a profit is potentially viable.

ore	-	a body of rock from which it is or may be possible to extract minerals profitably.
oxide	-	a mineral compound of an element (or elements) with oxygen.
palaeochannel	-	ancient river course usually filled in with overburden.
pentlandite	-	pale bronze coloured iron nickel sulphide mineral.
plagioclase	-	feldspar mineral; a common aluminium silicate rock forming mineral.
pyrite	-	a yellow iron sulphide mineral.
pyroxene	-	dark, rock forming silicate mineral.
pyrrhotite	-	a brownish yellow iron sulphide mineral.
quartzite	-	a metamorphosed sandstone.
refinery	-	a plant or processing facility where ore, concentrates, mixed sulphides or matte are processed into partially or fully refined metals.
reserves	-	proven, probable, possible.
resources	-	measured, indicated, inferred.
saprolite	-	weathered rock in which the original minerals have been almost completely replaced (e.g. by clays) but the original texture of the rock type is preserved.
saprolitic ore	-	saprolite containing nickel and cobalt values in economic concentrations.
serpentinised dunite	-	altered mafic rock.
skarn	-	a calcilicate-bearing rock type sometimes formed at or near the contact between intrusions and carbonate rocks (e.g.limestones).
stockwork	-	a 3 dimensional network of vein.
stoping	-	underground mining activity to remove ore.
strike	-	the course or bearing of a bed or layer of rock.
structural corridor	-	regional lineations of geological structures such as faults.
talc	-	a very soft hydrated magnesium silicate mineral.
vein	-	an occurrence of ore with a regular development in length, width and depth.

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE US AND CANADA

Mineral Reserve

The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

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

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Forward-looking statements in this report include, but are not limited to, the extent of the nickel deposits related to the Burundi Nickel Project (as defined herein) and the projected life of any mining project related to such deposits.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:  risks associated with project development; the Registrant’s history of losses and lack of revenues; the Registrant’s lack of mineral producing properties; the potential inability of investors to enforce U.S. judgments against the Registrant or its officers or directors; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; political risks and political risk insurance; environmental liability claims and insurance; infrastructure issues; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share  price and volume; and adverse tax consequences to U.S. Shareholders resulting from the Registrant’s PFIC status.  Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under “Item 3. Key Information – Risk Factors.  Although the Registrant believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, performance and achievements or other future events.  The Registrant is under no duty to update any of its forward-looking statements after the date of this report.  Investors should not place undue reliance on such forward-looking statements.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

The information set forth in this Form 20-F is as at February 28, 2006 unless an earlier or later date is indicated.

PART  I

Item 1 – Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. – Operating and Financial Review and Prospects”.  Reference is made to Note 10 of the December 31, 2005 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on the Registrant’s financial statements.

To date, the Registrant has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments.  The Registrant has financed its operations principally through the sale of its equity securities, and reimbursement of prior expenditures.  The Registrant currently has sufficient funds to maintain operations for the remainder of its fiscal year at its current level of activity.  In the event that activities increase or new projects are acquired, the Registrant’s ability to continue operations will be dependent on its ability to obtain additional financing.  For particulars, see “Item 4. Information on the Company – Business Overview” and “Item 5. – Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	$1,198,637	$3,148,252	$2,493,133	$11,079,339	$ 9,188,012
U.S. GAAP	$1,198,637	$3,148,252	$2,402,621	$10,486,769	$ 664,697

Basic & Diluted Loss per Common Share
Canadian GAAP	$0.01	$0.03	$0.03	$0.12	$ 0.10
U.S. GAAP	$0.01	$0.03	$0.03	$0.11	$ 0.01

Dividends Declared	n/a	n/a	n/a	n/a	n/a

Balance Sheet
Total Assets
Canadian GAAP	$3,671,161	$4,812,927	$8,261,351	$10,628,717	$ 21,901,677
U.S. GAAP	$3,671,161	$4,812,927	$8,261,351	$10,538,205	$ 21,218,595

Net Assets
Canadian GAAP	$3,463,289	$4,661,926	$7,810,178	$10,303,311	$21,382,650
U.S. GAAP	$3,463,289	$4,661,926	$7,810,178	$10,212,799	$20,699,568

Shareholders’ Equity
Canadian GAAP	$3,463,289	$4,661,926	$7,810,178	$10,303,311	$ 21,382,650
U.S. GAAP	$3,463,289	$4,661,926	$7,810,178	$10,212,799	$ 20,699,568

Weighted Average Number of Share
Outstanding	95,969,105	95,969,105	95,969,105	95,969,105	95,894,105

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

Year Ended December 31
	2005	2004	2003	2002	2001
Average for Period	.8276	0.7702	0.7205	0.6369	0.6446

Month Ended
	February 28, 2006	January 31, 2006	December 31, 2005	November 30, 2005	October 31, 2005	September 30, 2005
High for Period	.8788	.8744	.8690	.8579	.8579	.8615
Low for Period	.8638	.8528	.8521	.8361	.8413	.8418

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on February 28, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.8788 (US$1.00 = CDN$1.1379) and for the conversion of Australian dollars into United States dollars was 0.7430 (US$1.00 = AUS$1.3459).

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

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.

Lack of Revenues; History of Losses

The Registrant has not recorded any revenues or net income from its operations nor has the Registrant commenced commercial production on any of its properties over the Registrant’s twenty (20) year existence.  The Registrant has accumulated net losses of approximately $40,600,000 through December 31, 2005.  There can be no assurance that significant additional losses will not occur in the near future or that the Registrant will generate any revenues from mining operations or be profitable in the future.  The Registrant anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years if it adds the consultants, personnel and equipment associated with advancing exploration, development and possible commercial production of its properties should it decide to put a property into production.  The amounts and timing of expenditures will depend on the Registrant’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Registrant’s acquisition of additional properties and other factors, many of which are beyond the Registrant’s control.

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

The Registrant presently has sufficient financial resources to maintain its current level of operations for at least the remainder of its current fiscal year.  Property acquisitions or changes in the scope of the Registrant’s operations may require additional funding.  The Registrant’s operational budget is based in part on estimates provided by independent contractors.  In the past these estimates have proven to be less than amounts ultimately paid by the Registrant, largely resulting from changes in the project.  Failure of the Registrant to obtain additional financing, if and as required, on a timely basis could delay some or all of the Registrant’s projects.

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

Potential project sites in Burundi and Canada may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects.  Such claims or defects could materially adversely affect one or more of the projects and the Registrant’s financial performance.

viii.

Foreign Countries and Regulatory Requirements and Extension of the Mining Convention

The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits for exploration and permit renewals.  Applications for the renewal of prospecting permits are made as and when required.  The Registrant has initiated discussions with the Ministry of Mines in Burundi regarding an extension to the Mining Convention.  There is no assurance that the government in Burundi will grant such an extension.  Should an extension to the Mining Convention not be granted, it would result in the Registrant not being able to proceed with the Burundi Nickel Project and materially adversely affect the Registrant’s future financial performance.  The Registrant’s management does not expect that any of its properties will have progressed to completion of a feasibility study prior to such time, and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

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

Specifically, the Registrant’s Burundi nickel project is located at Musongati in Burundi in Central Africa (the “Burundi Nickel Project”) where there has been a recent history of political conflict between the various tribal groups.  These groups are seeking to share political and military power. Attempts have been made by the international community to broker an agreement which will allow for an end to the conflict and a peaceful transition of power.  The instability within the country gave rise to a declaration of force majeure by the Registrant’s subsidiary in April 2000.  Following the implementation of a transitional government in Burundi in November 2001 as a result of the peace accord signed by most of the parties and a subsequent improvement in general security, the declaration of force majeure was lifted on March 28, 2002.  Force majeure was re-imposed in August 2002 following a significant deterioration in security in Burundi and lifted again in May 2005.  In the event that the political and security situation does not improve, the Registrant’s ability to proceed with the Burundi Nickel Project will be materially adversely affected.

x.

Environmental Factors

While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary.  The Registrant’s projects are at an early stage and will require substantially more work regarding environmental matters and will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent.  Therefore, existing and possible future environmental legislation, regulations and actions in Burundi and Canada could cause additional expense, capital expenditures, restrictions and delays in the Registrant’s activities undertaken in connection with the projects.  The continued conduct of each of the Registrant’s projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested.  Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant’s operations and financial performance.

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

xv.

Currency Fluctuation

The Registrant currently maintains its banking accounts mostly in Canadian dollars.  The Registrant’s office in Canada (using Canadian dollars) and office in Australia (using Australian Dollars) and proposed operations in Burundi (using Burundian francs), and the proposed sale of metals which are priced in U.S. dollars make it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results from operations.  The Registrant does not currently engage in hedging activities.

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

Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant’s PFIC Status

The Registrant believes that it qualified as a passive foreign investment company (“PFIC”) for the fiscal year ended December 31, 2005 and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant’s Common Shares because the only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

xx.

Potential Inability to Enforce U.S. Judgements against the Registrant or its Officers and Directors

The Registrant is incorporated under the laws of British Columbia, Canada and, all of the Registrant’s directors and officers are residents of either Canada or Australia.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A judgement of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

Item 4 – Information on the Company

A.

History and Development of the Company

The Registrant’s legal name is Argosy Minerals Inc.  The Registrant was incorporated in the Province of Alberta pursuant to the Business Corporations Act (Alberta) on December 17, 1985, was continued under the Canada Business Corporations Act on September 24, 1987, was continued pursuant to the Business Corporations Act (Yukon) on June 17, 1997 and on May 26, 2005 was continued into British Columbia under the Business Corporations Act (British Columbia).

The head office and address for service of the Registrant is 20607 Logan Avenue, Langley, British Columbia, V3A 7R3, Canada – tel. (604) 530-8436 and its registered and records office in Canada is located at 925 West Georgia Street, Vancouver, BC  V6C 3L2, Canada – tel. (604) 685-3456.  Its registered office in Australia is Suite 10, Peninsula Place, 57 Labouchere Road, South Perth, Western Australia, Australia 6151 – tel. (011) 618-9474-4234.

In March 2003, the Registrant entered into an option agreement, with subsequent amendments for the acquisition of 85% of Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”), the owner of a prospecting permit in Namaqualand, South Africa (the “Albetros Diamond Project”).  See Item 4B Business Overview

In December 2003 and May 2004, the Registrant entered into option agreements over the Gold Creek properties in Nevada, USA.  See Item 4B Business Overview, Gold in Nevada, USA

In April 2005, the Registrant entered into an option agreement for the acquisition of the Lac Panache Project in Sudbury, Ontario.  See Item 4B, Business Overview, Lac Panache Project, Sudbury, Canada

Principal Capital Expenditures and Divestitures

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

The Registrant has financed capital expenditures on its mineral resource projects from funds available after completion of the Plan and receipt of funds from NNIH as follows:

Project	Location	2005	2004	2003

Burundi Nickel Project	Burundi, Central Africa	nil	nil	$19,783
Kremnica Gold Project	Slovak Republic, Central Europe	n/a	n/a	$33,988

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

Project	Location	2005	2004	2003
Burundi Nickel Project (1)	Burundi	nil	$19,783 (2)	nil

1.

The Registrant acquired the Burundi Nickel Project during the year ended December 31, 1999 following the completion of a plan of arrangement whereby Argosy Mining Corp. (“AMC”) became a wholly-owned subsidiary of the Registrant.

2.

During the year ended December 31, 2003 the Registrant wrote off $19,783 expended on the Burundi Nickel Project during the year.

Divestiture of assets over the last 3 years are as follows:

		Proceeds
Project	Location	2005	2004	2003
Kremnica Gold Project	Slovak Republic	-	-	$500,000

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

Details of Project Assessment Expenditures during the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Lac Panache Project
Consulting, Supervision and Legal	$ 9,130	$ -	$ -
Travel and Accommodation	1,705	-	-
Option and Claim Fees	43,900	-	-
Contractor, Equipment and Labor	111,026	-	-
	165,761	-	-
Albetros Diamond Project
Consulting, Supervision and Legal	-	44,565	218,115
Drilling	-	80,207	486,693
Gravel Processing and Sorting	-	57,020	147,866
Travel and Accommodation	-	55,220	129,608
Option Fees	-	117,158	469,000
Rehabilitation	-	30,934	-
	-	385,104	1,451,282
Nevada Gold Project
Consulting, Supervision and Legal	4,990	81,995	-
Assessment and Data	-	8,894	-
Option Fees	-	59,317	-
Claim Fees	6,328	12,904	-
Travel and Accommodation	-	53,135	-
	11,318	216,245	-
Other Projects
Consulting	44,889	40,331	142,216
Assessment	3,622	-	74,463
Option Fees	61,513	-	-
Travel, Accommodation and other	15,737	62,367	53,402
Expenses Recovered	(61,513)	(116,804)	-
	64,248	(14,106)	270,081
Total	$ 241,327	$ 587,243	$ 1,721,363

Over the next year, the Registrant proposes to finance the following project assessment and capital expenditures on its projects:

Project	Location	2006 (Proposed)
Lac Panache Project	Ontario, Canada	$250,000 (1)
Burundi Nickel Project	Burundi, Central Africa	$250,000 (2)

Note:

(1)  These expenditures are subject to completion by the Registrant of its evaluation of exploration results from 2005.

(2)  These expenditures are subject to the Registrant receiving an extension to the Mining Convention.

(3) The Registrant is seeking new opportunities and project assessment or capital expenditures will vary depending on the nature of new projects acquired or the results of assessments of current projects, as well as any change in the security situation in Burundi.

These expenditures are being financed from the Registrant’s working capital.

There has been no indication of any public takeover offers by third parties in respect of the Registrant’s Common Shares nor has the Registrant attempted the public takeover of other companies’ shares during the last or in the current financial year.

The Registrant was not involved in any bankruptcy, receivership or similar proceedings, nor was it a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets, since December 31, 2003 through the date of this Annual Report.

B.

Business Overview

The Registrant is a British Columbia corporation involved in the exploration and possible future development of mineral resources.  Its Common Shares are listed for trading on the ASX under the trading symbol “AGY”.

At December 31, 2005, the Registrant had two projects, namely:

-

The Burundi Nickel Project, and

-

The Lac Panache Project in Ontario, Canada

In 2003 the Registrant acquired the Albetros Diamond Project and in 2004, the Nevada Gold Projects.  These Projects were terminated in the fiscal year ended December 31, 2005.

Apart from the Lac Panache Project, all of the Registrant’s projects are located outside North America and none of the projects are currently in production, consequently the Registrant does not have a source of revenue other than interest income from cash balances.

To date, the Registrant has not earned any revenues.

1.

Lac Panache Project, Sudbury, Ontario

In April 2005 the Registrant entered into an option agreement with a private owner over the Lac Panache Project in Sudbury Mining Division, Ontario, Canada. The project area comprised 43 claims containing a total of 162 claim units distributed across 4 separate blocks: Lake Panache, Brazil Lake, Little Panache and Norwest. The Registrant announced in June 2005 that the total land area of the project had been increased by a further 39 claim units in 5 claims bringing the total area to 32.2 km2.

The Registrant can earn 100% of the project through staged cash payments totalling $300,000 and completing staged work commitments over three years of $455,000. On production the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions.

Regional Geology

The Lac Panache project area lies within the Southern Province, one of three subdivisions within the Canadian Shield. Metasedimentary and subordinate metavolcanics of the Huronian Supergroup (~2.5 - 2.22 billion year old) form part of the Southern Province.

The Huronian metasediments have been described as being dominantly coarse clastic sedimentary rocks derived mainly from the Superior Province craton to the north and deposited, for the most part, in fluvial-deltaic and marine environments. Intrusive rock units identified in the project area include Nipissing Gabbro (2.15 billion year) and gabbro dikes (1.2-1.5 billion year). Rocks in the region were subjected to deformation and regional metamorphism during a series of events that started prior to emplacement of the Nipissing Diabase and culminated around 1.7-1.8 billion years ago.

The term “Nipissing Gabbro” (or “Nipissing Diabase”) has been used to refer to mostly gabbroic intrusions of ~2.1 billion year age that occur throughout the eastern part of the Southern Province. These intrusions commonly exhibit the effects of low to moderate grade regional metamorphism.  In the metagabbros the original pyroxene and calcic plagioclase have been replaced by amphibole, sodic plagioclase, epidote, talc, chlorite and quartz.

2005 Exploration by the Registrant

During the second half of 2005 the Registrant commenced a program of trail construction and trenching of known geophysical and geochemical anomalies at its Lac Panache Project.

Field activities included reconnaissance-scale sampling of the three smaller claim block areas (Brazil Lake, Little Panache and Norwest) and more detailed mapping and sampling within the larger Panache claim block. Activities in the Panache claim block were mainly at Boundary Prospect. Approximately 2.5 km of new access trails plus 900 metres of trenching (measured along the long axis of the trench) were completed. A total of 129 rock samples were collected during the field program and these were submitted to SGS Canada Inc for assaying. Of the total number of samples, 62 were channel samples with a cumulative length of 122.7 metres and an average length of about 2 metres.

Sawmill Bay Prospect Geology and Sampling

Reconnaissance-scale rock chip sampling was conducted across the eastern end of the Nipissing Gabbro at Sawmill Bay in order to help define areas for future trenching and possible drilling. Sampling by earlier explorers identified anomalous concentrations of gold, platinum, palladium, copper and nickel in sulphide-bearing gabbroic rocks belonging to the Nipissing Gabbro.

A total of 45 grab samples of outcrop/subcrop were taken along a 2.9 km long interval of gabbro. A central 1km length of strike in which 25 samples were collected returned 11 samples with greater than 0.2% copper (maximum of 0.59% copper), 5 with greater than 0.1% nickel (maximum of 0.17%), and 6 with greater than 1ppm platinum+palladium+gold (maximum of 2.213 ppm). Samples carrying anomalous grades are metagabbro with disseminated and/or fracture-controlled sulphides (chalcopyrite, pyrrhotite, pyrite and pentlandite). The metagabbro is typically a weakly metamorphosed gabbro in which the mafic phases exhibit alteration to biotite and amphibole.

Boundary Prospect Geology and Sampling

All of the trenching and most of the channel sampling activities that took place during the field program were carried out at Boundary Prospect. Trenching was carried out by means of an excavator that removed topsoil and overburden (mostly less than 2m thick) and stockpiled the material adjacent to the trench. The trench was then washed down to expose bedrock. A portable Stihl diamond blade cutter was used to cut a set of parallel slots from which the channel sample was extracted. Individual channel samples, averaging 2m in length, range from 1.4 – 2.6m in length and 8 – 25 kg in weight.

A ground IP/resistivity geophysical survey carried out in 2000 by a previous explorer identified a series of chargeability/conductivity anomalies that are related to the presence of sulphides. Some of these anomalies had been investigated in 2000 by means of trenching and channel sampling.  The Registrant focused on trenching of anomalies and their extensions not previously investigated.

A roughly linear NW-trending conductivity anomaly within the southern half of the geophysical survey area is located along the southern contact zone between Nipissing Gabbro and Espanola Formation. As a result of the recent trenching program this contact zone, up to 14m in thickness, has now been traced for some 960m. The mineralogy of the zone changes along strike from a sulphide and magnetite bearing skarn-style assemblage, within the NW half, to a quartz +/- calcsilicates +/- sulphides vein/breccia/replacement style of mineralisation to the SE. Sulphide minerals in the skarn are chalcopyrite, pyrite and pyrrhotite; magnetite is locally abundant.

Channel sampling was carried out at 7 locations along the strike of the contact zone with a total of 30 channel samples being collected. Copper assays ranged between 19 ppm in quartz vein material at the eastern end of the contact zone to 2m with 0.49% copper (within 6m @ 0.34% copper and 0.17% nickel) in quartz-pyrite breccia near the central part.

The strong chargeability anomaly along the gabbro’s northern contact was intersected in two trenches. In each the anomaly was found to be caused by the presence of disseminated pyrite and pyrrhotite within metaconglomerates belonging to the Bruce Formation.

Isolated chargeability anomalies within the Nipissing Gabbro are related to zones of disseminated and fracture-controlled sulphides (mainly pyrrhotite and chalcopyrite with minor pentlandite). Channel sampling of Nipissing gabbro returned only weakly anomalous grades, best being 6m with 0.27ppm platinum+palladium+gold. The best grab sample returned 0.57ppm.

Little Panache Claim Block

Consisting of two claim units, the Little Panache claim block is located north of the main Panache claim block. Two outcrop samples were collected during a brief reconnaissance visit to the property.

A composite outcrop grab sample taken across a 5m x 5m area of chalcopyrite-bearing quartz stockwork veining in quartzite returned 0.6 ppm gold and 1.38% copper. A grab outcrop sample of silicified limestone cut by stockwork quartz veining assayed 0.18 ppm gold and 3.48% copper. Separated by 450 metres, further investigations will be needed to determine continuity of mineralisation between and around the two areas sampled.

Plan of Operations

In 2006 the Registrant plans to conduct further exploration on the Lac Panache Project with a view to establishing targets for drill testing to determine the extent, if any, of mineralization on the Project.

2.

Burundi Nickel Project – Musongati

The Burundi Nickel Project is a proposed venture to mine and process lateritic nickel-cobalt ore to produce nickel and cobalt metal in Burundi.  The Registrant expects that the nickel laterite deposits at Musongati, identified by previous exploration work conducted between 1972 and 1990 by other parties, are sufficiently large to support a mining operation with a life exceeding 20 years.  Testwork by Universal Oil Products in 1978-79 indicated the ore is amenable to leaching using the pressure acid leach (“PAL”) process, followed by counter current decantation and iron precipitation, prior to the precipitation of an intermediate product which may then be further refined to produce LME grade nickel and LMB grade cobalt.  The Registrant is also assessing the potential to recover nickel through a conventional heap leach operation.

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

Mining Convention

In 1998, Andover Resources N.L. (“Andover”), now a wholly-owned subsidiary of the Registrant, negotiated a Mining Convention (the “Convention”) with the Government of Burundi to explore and develop the Musongati deposits.  The Convention was ratified by the Burundian National Assembly on March 10, 1999, giving the Registrant the exclusive right to develop the Musongati deposit.  The Convention is a comprehensive agreement that awards mineral rights to the Registrant and sets out a work program and a detailed framework for future development and operation of a mine.  During the initial 3-

year exploration period, geological and engineering studies were to be completed, leading to a full project feasibility study.  The Registrant planned a staged exploration program including scoping and pre-feasibility studies that would lead to a full feasibility study.  The program included drilling, ore reserve estimations, metallurgical testing, infrastructure studies and an environmental impact study.  Upon completion of the feasibility study and a decision to proceed, the agreement provides for the awarding of a mining title known as a Mining Concession.  The term of the Mining Concession is 25 years, renewable twice for successive periods of 10 years. If the project proceeds, a new Burundian company in which the Burundian government will have 15% interest, will be incorporated to develop and operate the project.  Within 30 days of receipt of project finance for full mine development, the government will be reimbursed their previous expenditure of US$8.3 million.  A 5-year tax holiday will apply to the project, followed by a 35% income tax rate.  Mine equipment, materials and fuels will be tax and duty exempt.  Force majeure and international arbitration provisions normal to the industry apply.

Technology

Previous metallurgical studies identified PAL as a suitable process technology for Musongati.  These studies provide initial benchmark results, which will require further testwork to optimise the specific PAL process plant design.  With recent developments, the potential exists to extract nickel utilizing a conventional heap leach process.  The Registrant intends to conduct testwork to access the potential for applying such technology at Musongati.

Project Information

The proposed mine and plant is to be situated at the Musongati deposit located approximately 120 km east-southeast of Bujumbura, the capital of Burundi.  Burundi is a small country located in Central Africa and borders the western edge of Tanzania.

i.

Land

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits are reserved for Andover pending the completion of a feasibility study at Musongati.  On April 19, 2000, Andover declared force majeure and curtailed operations in Burundi due to the deteriorating security situation.  In March 2002, the declaration of force majeure was lifted due to improved security conditions in Burundi; however, due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002.  The project was subject to force majeure between August 2002 (except for a brief period during 2004) and May 2005 when Andover lifted force majeure following elections for a new government and improved security.  Andover has initiated discussions with the Ministry of Mines regarding an extension to the Convention, to take into account time lost due to the project being subject to force majeure, however, as at March 15, 2006 no agreement had been reached regarding such an extension.  The Musongati licence area is sparsely populated due in part to the poor lateritic soil.

ii.

Transportation

The Burundi Nickel Project is accessed by roads which are mostly in good condition.  A network of trails and roads crosses the main areas of the licence.  During construction and operation, the Burundi Nickel Project will require the importation of significant quantities of goods not locally available.  As Burundi is a landlocked country, approximately 1100 km from the Indian Ocean, transportation infrastructure is a key issue to the economics of the project.  Initial investigations have determined both the preferred route, as well as which consumables will need to imported.  The preferred transportation corridor is from the port of Dar es-Salaam in Tanzania on the east coast of Africa, by the existing railway to Kigoma, just south of Burundi.  From there, a regional road network will be utilised to truck material north to Musongati.  Most of the parts necessary to construct the plant will have to be imported and transported along this route.  The major consumables should production commence will be fuel, sulphur (for acid) and dolomite (as a neutralising agent).  Fuel and sulphur will be sourced on the world markets and shipped via the above route, while dolomite will be sourced locally within Burundi and trucked to Musongati.  There can be no assurance that such consumables will be available or deliverable to the Registrant at prices that would make the Burundi Nickel Project economically feasible.

iii.

Services

The Burundi Nickel Project has access to electricity via hydroelectric facilities in the country and elsewhere in the region.  The existing national electricity grid does not currently have enough capacity to provide power to a PAL operation, however if a heap leach process is feasible, the potential exists to produce surplus power, which could be sold in Burundi.  Should electricity be required, the Registrant intends to generate electricity via fuel-powered generator sets or alternatively to utilise new sources of electricity.  There is potential to generate electricity by steam co-generators powered by the sulphuric acid plant.  A number of independent proposals to create or expand hydroelectric facilities in the country and in the region, which could be advantageous to the project, are at the planning stage.  There can be no assurance that sufficient access to electricity will exist in the future or can be created to power the Burundi Nickel Project.

iv.

Tailings

The process residue (or tailings), that remains after the production of nickel and cobalt will be safely stored in tailings impoundment areas in the general vicinity of the processing plant.  The Registrant began to identify suitable areas in 1999 which would require further study as part of the feasibility study.

v.

Environment

The Convention specifies a requirement for an environmental impact study as part of the feasibility study.  World Health Organization standards are to be the reference standards and the Convention allows for a minimum monitoring/maintenance period of two years following the completion of mining.

vi.

Permitting/Approvals

The Convention requires that the government issue “mining title” to the Registrant within three months of application following the completion of a feasibility study and the decision to proceed to development of the mine.

Plan of Operations

The Registrant’s plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals (“PGMs”) from the nickel laterite deposits at Musongati.  The Registrant provided to the government a staged work program and scheduled a costing study to up-date the previous studies, leading to a full project feasibility study in 2001.  The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects.  On April 19, 2000 declared force majeure due to delays to the feasibility study caused by security issues in the region. As a result of this declaration, activities on the project were suspended.  Pursuant to the Convention, Andover’s obligations under the Convention are suspended for a period of up to 2 years while the declaration of force majeure is in effect.  The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Convention were extended by that period of force majeure.  Due to the subsequent deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002 and remained in place, except for a brief period in 2004, until May 2005.  The Registrant has initiated discussions with the Ministry of Mines to extend the Mining Convention.  Should the Mining Convention be extended, the Registrant intends to recommence activities in Burundi.

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

As a result of continued instability in Burundi, the Registrant was unable to conduct any significant activity at its Burundi Nickel Project during 2005.  Future activity depends on the Registrant obtaining an extension to the Mining Convention and continued improvement in the security situation in Burundi.

3.

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

The Gold Creek property is covered by 37 unpatented mining claims of 3.1 km2 total area.  An additional 2 claims (16.7 hectares) cover water rights.  Mineral rights on the claims are held by Happy Tracks Mining Company (“Happy Tracks”).  The option agreement with Happy Tracks initially covered 31 unpatented lode claims and an additional six were staked in 2004, and became subject to the same option agreement.  The option agreement provided for annual payments over 3.5 years totalling US$66,000 with an exercise price of US$1,250,000 for 100% of the mining claims.

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

The Registrant acquired the options to the Gold Creek and Diamond Jim properties following an initial review of exploration data from previous explorers, together with data from production records.

2004 Sampling by the Registrant

Assay results from samples provided by the Registrant, reported by ALS Chemex in Vancouver, confirm the encouraging results reported by previous explorers.

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

Following completion of its assessment of the Gold Creek and Diamond properties, the Registrant determined that the projects did not meet its criteria for further exploration and on June 1, 2005 and November 23, 2005 the Registrant announced that it had terminated its Option Agreements with respect to the Nevada Gold Projects.

4.

Albetros Diamond Project

The Albetros Diamond Project is an alluvial diamond project close to the present-day Buffels River and the De Beers’ mining town of Kleinsee.  The principal alluvial diamond target at Albetros Diamond Project was a series of major, gravel-filled palaeo drainage systems that represent structural corridors in which diamonds may have been successively reworked during periods of marine regression, particularly those coinciding with humid, wet climatic conditions.

The Option Agreement provided for:

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

- R7,000,000 ($1,486,000) on August 31, 2004.  *

- R5,950,000 ($1,263,000) on December 1, 2004.  *

An application for a new prospecting permit (“Permit”) was submitted in January 2004 as the expiry date of the Permit was March 15, 2004.  However with the new Minerals and Energy Act in South Africa coming into force in May 2004, processing of the application was delayed.

*Pursuant to the Agreement with the shareholders of Albetros, the Corporation had until August 31, 2004 (the option exercise date) to fully evaluate the Project.  As a new Permit had not yet been issued, the Corporation ceased its obligation to make option payments subsequent to March 2003 and advised the shareholders of Albetros that all payment obligations would be extended by the number of days that Albetros did not hold a valid Permit.

In March 2005, the Corporation terminated its option to acquire Albetros as a new Permit still had not been issued.

Summary of Activities

Commencing in March 2003, with little reliable or useful technical information over the 125 km2 licence area, the Registrant identified the principal palaeochannel targets, established a major gravel resource and the diamondiferous nature of certain palaeochannels.  With the unsuccessful application of ground penetrating radar, probe drilling became the preferred exploration tool in tapping beneath the ubiquitous dune shield to locate, map and evaluate the buried palaeochannels.  A total of 9,330 metres of probe drilling was accomplished, sufficient to support gravel estimates of approximately 20 million tonnes.

Large diameter auger (“LDA”) drilling was confined to the northernmost 1.4 km of available palaeochannel in Predikant Vlei.  Some 22 holes (940 metres) were drilled at 8 sites generating 42 samples.  Sample processing was undertaken at a nearby dense media separation plant and diamond recovery through hand sorting at a geological laboratory.  A drill density of one LDA hole per 40,000 m2 and a sample density of 1:5,550 was achieved.  Concentrate sorting yielded 33 diamonds weighing 14.962 carats, the largest a 4.979 carat stone.

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

Umnotho, a subsidiary of Umnotho we Sizwe Investment Holdings Pty Ltd., was one of the first mining empowerment companies in South Africa.  The Registrant had been in discussions with Umnotho since 2002 regarding such empowerment transactions.

In terms of the agreement, Umnotho acquired an immediate 15% interest in Albetros from the Albetros shareholders.  The acquisition of an interest in Albetros by Umnotho resulted in Albetros meeting the Charter requirements as an empowered company.

Indications were that with Albetros having met the BEE requirements of the Mining Charter and the application for the prospecting permit having been submitted timely in January 2004, that it would be issued expenditiously.  However, the new Minerals and Energy Act came into force in May 2004 delaying the processing of applications for prospecting permits.

Subsequently, in a clarification on the application of the charter by the South African Department of Minerals and Energy it became apparent that the project would require BEE participation of not less than 51% during a one year transition period, resulting in a loss of control of the project by the Registrant.

The agreement with Albetros did contemplate BEE participation over and above the legislated initial 15%, however the Registrant expected to comply with the requirement to have BEE participation of 26% over a period of 10 years.  The Registrant did not anticipate a BEE requirement of 51%, which hampered the granting of the permit.

Consequently, despite the expenditure incurred and the initial drilling results, the Registrant terminated the agreement to acquire Albetros on March 8, 2005, as a new Permit had not been issued.

5.

New Caledonia Nickel Project

The New Caledonia Nickel project (“New Caledonia Nickel Project”) was a proposed joint venture to explore the feasibility of mining and processing lateritic nickel-cobalt ore to produce nickel and cobalt metal in New Caledonia.

Tripartite Agreement

The Registrant had previously entered into a Heads of Agreement with SMT to carry out a feasibility study, at the Registrant’s risk, for the development of a nickel refinery based upon SMT’s mining concessions at Nakety and Bogota.  The Heads of Agreement also provided for a joint venture to be established between the Registrant and SMT to develop the project.   On July 25, 2001, the Registrant announced JSC "MMC Norilsk Nickel" had taken the positive decision to proceed with the Nakety/Bogota project in New Caledonia by completing the bankable feasibility study leading to the joint development with the Registrant and SMT of the project.  A Tripartite Agreement (the “Agreement”) between NNIH, SMT and the Registrant’s subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Registrant 45% of its costs incurred to date, or US$7.166 million (Cdn$11,307,948).  On August 5, 2002, the Registrant received a termination notice from NNIH, terminating its involvement in the New Caledonia Nickel Project.  The termination by NNIH effectively terminated the Registrant’s interest in the New Caledonia Nickel Project.  In addition NNIH, through the ICC, issued a request for arbitration for the return of US$7,166,000 paid to the Registrant as a re-imbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration.

In December 2004, The Registrant announced that the arbitration initiated by NNIH in September 2002 over the New Caledonia Nickel Project had been discontinued and is now settled.

The Settlement Agreement, the terms of which are bound by a confidentiality agreement signed between the parties, follows a meeting held in Paris on the 25th of November, 2004.  Each party will remain responsible for its costs incurred in the arbitration process and neither party has any claim outstanding against the other.

The Registrant’s activities in Burundi can be conducted throughout the year while activities on the Lac Panache are restricted during winter due to winter conditions.  The Registrant’s activities on any of its projects are subject to government regulations and restrictions and require the Registrant to apply for, in certain cases, exploration permits, mining licences and various other governmental approvals and comply with environmental regulations.

C.

Organizational Structure

The following chart represents the inter-corporate relationships between the Registrant and its wholly-owned subsidiaries, as well as the jurisdiction of incorporation of each of these entities.

Following the continuance into British Columbia under the Business Corporations Act on May 26, 2005, the Registrant and its wholly owned Canadian subsidiaries, Argosy Mining Corp and Calliope Metals (Holdings) Ltd. amalgamated.  In addition, various subsidiaries, namely Balzan Investments Limited, Melling Investments Limited and Liberex Ltd. were deregistered during the year, resulting in the organizational structure outlined above.

D.

Property, Plants and Equipment

At December 31, 2005 the Registrant did not have any significant plant and equipment, mines or producing properties.  The Registrant is an exploration stage company, and it has not determined whether its properties contain ore reserves that are economically recoverable.

The Registrant owns and has options to acquire certain mineral properties as part of its business, as described in detail in “Item 4.B. – Business Overview”.  These include the following:

Name	Licence	Type	Size
[1] Lac Panache Project		48 Mining Claims	32.2 km2
[2] Burundi Nickel Project	Decree 100/32	Musongati Exploration Licence	171.1 km2

1.

Option to acquire 100% of the Lac Panache Project

2.

The Burundi Nickel Project is held pursuant to a Mining Convention with the Government of Burundi. The Registrant has initiated discussions with the Ministry of Mines in Burundi to extend the Mining Convention.

1.

Lac Panache Project, Sudbury, Ontatio

In April 2005 the Registrant entered into an option agreement with a private owner over the Lac Panache Project in Sudbury Mining Division, Ontario, Canada.  The project area comprised 43 claims containing a total of 162 claim units distributed across 4 separate blocks:  Lake Panache, Brazil Lake, Little Panache and Norwest.  The Registrant announced in June 2005 that the total land area of the project had been increased by a further 39 claim units in 5 claims bringing the total area to 32.2 km2.

The Registrant can earn 100% of the project through staged cash payments totalling $300,000 and completing staged work commitments over three years of $455,000.  On production the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions.

During the second half of 2005 the Registrant commenced a program of trail construction and trenching of known geophysical and geochemical anomalies at its Lac Panache Project.

For more information, please see “Item 4B –Lac Panache Project, Sudbury, Ontario.”

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

The Musongati nickel/cobalt deposit is situated within the Musongati exploration licence on three adjacent plateaux as a result of erosion of a single layer of laterite.  The plateaux are referred to from west to east as the Geyuka, Rubara and Buhinda zones, of which Buhinda is the most significant and best defined.  Historical exploration (by diamond drilling) was completed in three stages from 1975 to 1990, by different parties with different objectives.  A total of 237 holes were drilled at Musongati, while 81 holes were drilled at Waga and Nyabikere.  Due to the large size of the mineralised area, an effort directed to identifying zones with a high nickel content resulted in a greater focus on the Buhinda Zone.  For more information, please see “Item 4B – Burundi Nickel Project – Musongati.”

3.

Nevada Gold Project

The Nevada Gold Project consisted initially of 37 unpatented lode mining claims and 2 unpatented claims covering water rights, situated within and near to the southern boundary of the Humboldt National Forest, some 100 km north of Elko in Nevada, USA.  Signed in November 2003 these claims were held under a 3 year option agreement with Happy Tracks Mining Company.  Added to the project were a further 33 claims over which the Registrant had an option agreement with the private owners for 3 years commencing May 2004 which allowed the Registrant to purchase all the claims.

The project area included 3 now abandoned mines (St. Elmo, Diamond Jim and Rosebud) and has been subject to exploration by a number of companies between 1962 and 2000.  The results of that exploration reported underground chip channel sampling assays from workings at St. Elmo of up to 213 g/t and surface sampling of up to 73 g/t gold.  Three diamond drill holes covering a strike length of 200m returned best results of 2 m at 17 g/t, 0.5 m at 6.7 g/t and 0.5 m at 0.5 g/t gold. While gold had been mined in the past at St. Elmo, lead and silver were the main commodities mined at Diamond Jim and Rosebud. Past explorers had identified some gold-anomalous surface rock chip samples up to ~15 g/t gold immediately east of Diamond Jim. These and the anomalous results from St. Elmo were followed up by the Registrant’s prospecting activities.

On June 1, 2005 and November 23, 2005 the Corporation announced that it had terminated its Option Agreements with respect to the Nevada Gold Projects.

For more information, please see “Item 4B – Gold in Nevada, USA.”

4.

Albetros Diamond Project

The Albetros Diamond Project covered an area of approximately 76 km2 and lies approximately 15 km north of Kleinsee which is a restricted access town.  Albetros is an alluvial project which abuts the coastal Kleinsee, Dreyers Pan and Twee Pad mines of DeBeers and is downstream of the river-related mines of Langhoogte, Nuttabooi, Wolfberg and Bontekoe.

Despite the encouraging start to exploration, the Registrant was unsuccessful in its attempts through the permit holder, Albetros, to obtain an exploration permit following its expiry in March 2004.  In March 2005, the Registrant terminated the agreement to acquire Albetros due to increased BEE requirements and the fact that the prospecting permit had not yet been issued.  For more information, please see “Item 4B – Albetros Diamond Project.”

Item 4A. – Unresolved Staff Comments

Not applicable

Item 5 – Operating and Financial Review and Prospects

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

A.

Operating Results

Critical Accounting Estimates

The detailed accounting policies are discussed in the attached annual financial statements, however, the following accounting policies require the application of management’s judgment:

(a)

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Overview

The Registrant’s activities are primarily directed to exploring existing and future mining mineral properties.  The Registrant does not currently have a producing mine or processing facility.  Activities over the last three years include a pre-feasibility study for the construction of a nickel/cobalt processing facility and general exploration to locate and evaluate mineral properties that have been acquired by the Registrant.  Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations.  Exploration costs, if any, relating to the Registrant’s properties and engineering studies are capitalized as mineral properties and deferred costs.  Should the Registrant abandon a property or project, the related deferred costs will be charged to operations.  Administrative costs not associated with property exploration were charged to operations.  Costs associated with the evaluation of new opportunities are charged to operations as project assessment expenditure, when incurred.  Excess cash is invested by the Registrant in short-term investments.

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

2005 Fiscal Year

Lac Panache

During the year ended December 31, 2005, the Registrant secured an option to acquire the Lac Panache Project in Sudbury, Ontario and expended $165,761 on option fees and exploration activities.  Exploration consisted previously of reconnaissance scale sampling of the Brazil Lake, Little Panache and Norwest areas and more detailed mapping and sampling within the larger Panache claim block.  Approximately 2.5 kms of new access trails plus 900 metres of trenching were completed.  A total of 127 rock samples were collected.

Burundi Nickel Project

The Registrant was involved in investigations into the Burundi Nickel Project, which involved a scoping study on the construction of an integrated mine and PAL processing refinery to be sited at Musongati in Burundi.  Studies were focused on important transportation and infrastructure issues.  The Registrant declared force majeure in April 2000 due to the deteriorating security situation in the region.  Except for brief periods during 2002 and 2004 the Project has been subject to force majeure due to the unstable conditions in Burundi.  Following improving political and security conditions in Burundi, force majeure on the Musongati Project was lifted in May 2005.  The Registrant is currently in discussions with the Ministry of Mines regarding an extension to the Mining Convention.  Should the Mining Convention be extended, the Registrant plans to re-commence activities in Burundi.  Should the Registrant re-commence activities a new performance bond will be required.  See “Item 4.B. Burundi Nickel Project.”

Nevada Gold Project

The Nevada Gold Project was acquired under option agreements in November and December, 2003 and a further option agreement over adjoining unpatented mining claims in May 2004.  Following completion of an assessment of the Nevada Gold Project, the Registrant terminated its options to acquire the St. Elmo, Elko County Nevada USA project in June, 2005 and its option to acquire the Diamond Jim Mine, Nevada USA in November, 2005  See “Item 4.B. Gold in Nevada, USA.”

Albetros Diamond Project

The Registrant was involved in the assessment of the diamond potential of the Albetros Diamond Project, an alluvial diamond project located in Namaqualand on the west coast of South Africa, prior to deciding to exercise an option to purchase Albetros, the holder of the exploration licence over the Project.  The assessment included 9,330 m of rotary air blast drilling to define gravel resources in 2 main paleochannels and 22 large diameter auger holes to extract gravel from the paleochannels, which confirmed the diamondiferous nature of those gravels.  In March, 2005 the Registrant terminated the agreement to acquire the Albetros Diamond project due to the increased BEE requirements and the fact that the prospecting permit had not been issued.  See “Item 4.B. Albetros Diamond Project.”

Other Opportunities

The Registrant also spent $64,248 evaluating new projects in China and Africa.

2004 Fiscal Year

During the year ended December 31, 2004, the Registrant completed the sorting of gravels recovered from the large diameter auger drill program conducted on the Albetros Diamond project in late 2003.  A total of 33 diamonds that were equal to an aggregate of 14.962 carats were recovered.  An application for a renewal of the prospecting permit, which expired on March 15, 2004 was filed in January 2004, however a new permit has not yet been issued.  The Registrant spent $385,104 during 2004 on the Albetros Diamond Project.  Since the expiry of the prospecting permit, the Registrant ceased paying the option payments required to maintain its option for the acquisition of Albetros, and advised the owners of Albetros that it believed all payment obligations should be extended by the period for which no permit is in place.  Given the delay in renewing the permit and the requirements for increased black economic entity participation required for projects in South Africa, the Registrant terminated the option to acquire Albetros in March 2005.

During 2004, the Registrant entered into an option agreement over the adjoining 33 unpatented claims at its Gold Creek project and commissioned a heritage resource survey and environmental report which has been submitted to the USFS as part of the application for a permit to carry out a drilling program at Gold Creek.  Expenditure on the Gold Creek project totalled $216,245 during the year.

Except for a brief period, the Burundi Nickel project remained under force majeure due to the ongoing political instability and violence in Burundi.

The Registrant evaluated other opportunities during the year focusing on gold, specifically in areas with high geological potential and in countries with low political risk.

Site visits were made to investigate several gold – silver project opportunities in Nevada and elsewhere in North America.

In addition, several diamond project opportunities from southern Africa were reviewed during the year, but did not continue beyond the initial due diligence phase.

During the year ended December 31, 2004 the Registrant expended approximately $103,000 evaluating these opportunities.

2003 Fiscal Year

During the year ended December 31, 2003, the Registrant progressed the exploration drilling and sampling of the Albetros Diamond Project in Namaqualand, South Africa.  The Registrant entered into an option agreement, with subsequent amendments (the “Agreement”), with Albetros, the owner of the prospecting permit over the project area, for the acquisition of 85% of Albetros at a cost of 17 million South African Rand ($3.6 million).  The Agreement included monthly option payments, which were deductible from the purchase price, in the event that the Registrant exercised its option to acquire Albetros. The Agreement made provision for participation by a Black Empowerment Group as per the South African Mining Charter.  A total of $1,451,282 was spent on the Albetros Diamond Project in 2003.

During the year ended December 31, 2003, the Registrant wrote off $19,783 expended on the Burundi Nickel Project, which is still subject to force majeure.  For more information, please see “Item 4.B. – Business Overview”.

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

The Registrant derives interest income on its bank deposits and other short-term deposits, which depend on the Registrant’s ability to raise funds.  Changes in the amount of interest received will be affected by changes in the rate of interest paid on deposits and more significantly, if further cash received from the issuance of shares to fund ongoing operations or received from joint venture partners reimbursing prior expenditures made by the Registrant on its projects or from the sale of its projects.

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

Outlook

Existing Projects

The Registrant is currently evaluating the results of exploration activities conducted on the Lac Panache Project during the fiscal year ended December 31, 2005.  Should these results prove positive, the Registrant plans to conduct further exploration on the Project during 2006.  Following the lifting of force majeure at its Burundi Nickel Project, the Registrant initiated discussions with the Ministry of Mines regarding an extension to the Mining Convention.  Should the Mining Convention be extended, the Registrant plans to conduct a study regarding the development of the Musongati deposit.  Such study would include the possibility of heap leaching of the nickel and the potential for platinum group metals at Musongati.

New Projects

The Registrant continues to seek additional projects through which shareholder value may be enhanced and has focused on precious and base metals.  The Registrant is investigating suitable projects on a global basis and has been active in examining precious metal base metal projects in the Democratic Republic of Congo, South Africa, and elsewhere in Africa and the Pacific region.  There can be no assurance however that the Registrant will be able to locate any additional suitable projects on terms acceptable to the Registrant if at all.

Administration

Administrative expenses during fiscal 2006 are expected to be similar to those of 2005, however, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support.  Expenses for future periods cannot be predicted.  In addition, the Registrant is considering consolidating all of its administrative activities in its Australian office.  Should that decision be effected, the Canadian office will be closed.

Summary and Analysis of Financial Operations

Comparison of Fiscal 2005 to 2004

The Corporation incurred a loss of $1,198,637 for the year ended December 31, 2005 compared to a loss of $3,148,252 for the year ended December 31, 2004.  The decreased loss of $1,949,615 from 2004 to 2005 is mostly attributable to decreased arbitration expenses of $789,871, due to the arbitration between the Corporation and NNIH being finalized in 2004, a reduction in management fees of $505,361, reduced salary and benefit costs of $84,346 due to lower levels of corporate activity, reduced project assessment costs of $3,450,917 mainly due to the Albetros Diamond Project and the Nevada Gold Project not proceeding, and a foreign exchange loss of $255,686 in 2004 due to the Australian dollar weakening against the Canadian dollar and the Corporation holding substantial cash balances in Australian dollars during the 2004 year not being incurred in 2005.  At December 31, 2004 substantially all of the Corporation’s cash balances were held in Canadian dollars, consequently exchange gains and losses in 2005 were minimal, however, the Corporation conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will be exposed to exchange gains or losses in the future.

Interest income of $96,310 for the year ended December 31, 2005, decreased from $214,247 for the year ended December 31, 2004 as a result of decreasing cash balances and the Corporation holding its balances in Canadian dollars at lower interest rates.

During the year ended December 31, 2005 cash required for operating activities amounted to $988,671 compared to $3,434,568 for the year ended December 31, 2004.

The decrease in cash required for operating activities of approximately $2,446,000 resulted mainly from the decreased loss for the year of $1,949,615, while accounts receivable declined by $140,571 and accounts payable increased by $56,871 compared to a decrease of $300,172 in 2004 for a further reduction in cash used for operations of approximately $500,000 in 2005.

During 2005 administrative expenses were $1,052,479 compared to $2,519,569 for the year ended December 31, 2004.  The decrease of $1,467,090 was mainly due to the arbitration between the Corporation and NNIH being settled in 2004 and management fees and salaries and benefits decreasing by $505,361 and $84,346, respectively, due to lower levels of corporate activity in 2005.

Comparison of Fiscal 2004 to 2003

The Registrant incurred a loss of $3,148,252 for the year ended December 31, 2004 compared to a loss of $2,493,133 for the year ended December 31, 2003.  The increased loss of $655,119 is mostly attributable to the increased arbitration expenses of $423,561, due to the arbitration proceeding and a foreign exchange loss of $255,686 in 2004 due to the Australian dollar weakening against the Canadian dollar and the Registrant holding substantial cash balances in Australian dollars during the year.  At year end substantially all of the Registrant’s cash balances were held in Canadian dollars;  however, the Registrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will be exposed to exchange gains or losses in the future.

Interest income of $214,247 for the year ended December 31, 2004, decreased from $363,362 for the year ended December 31, 2003 as a result of decreasing cash balances and the Registrant holding its balances in short term deposits at lower interest rates.

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

During 2004, administrative expenses were $2,519,569 compared to $1,926,121 for the year ended December 31, 2003.  The increase of $593,448 arose mainly from increased arbitration expenses, and management fees.

Project assessment expenditures decreased by $1,134,119 due to completion of the drilling program at the Albetros Diamond Project in December 2003 and no significant new exploration program being conducted in 2004.

B.

Liquidity and Capital Resources

The Registrant’s primary source of funds since incorporation has been the issuance of Common Shares pursuant to various public and private financings and reimbursement of prior project expenses.  The Registrant has had no revenue from mining operations to date and does not anticipate mining revenues in the foreseeable future.

The Registrant’s cash balance at December 31, 2005 totalled $3,626,115 compared to $4,616,407 at December 31, 2004.  Aside from such cash, the Registrant has no material unused sources of liquid assets.  No cash was raised on the issuance of capital stock during 2005.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

At December 31, 2005 the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in. See “Item 4.D. - Property, Plant and Equipment.”

In addition, the Registrant anticipates spending approximately $1,400,000 during 2006 for administrative and other operating expenditures at its head office in Langley, British Columbia, and at its office in Perth, Australia and on project assessment expenditures.

The Registrant may decide to acquire new properties, at which time the Registrant may require additional equity financing.  Any such decision will be based on the results of ongoing exploration programs and the response of equity markets to the Registrant’s properties and business plan.  The Registrant expects to fulfil these cash commitments through its current cash on hand.

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

C.

Research and Development, Patents and Licences, etc.

Please see “Item 4.A. – History and Development of the Company” and “Item 4.B. – Business Overview” for a description of the Registrant’s mineral exploration activities.

D.

Trend information

None of the Registrant’s assets are currently in production or generate revenue.  Please see “Item 4.A. – History and Development of the Company” and “Item 4B – Business Overview” for a description of the Registrant’s proposed expenditures and any known trends for the upcoming year.

E.

Off-balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.

Contractual Obligations

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Property Payments – Lac Panache	$ 80,000	$ 120,000	-	-	$ 260,000 [1]
Property Expenditure Commitments – Lac Panache	$ 130,000	$ 260,000	-	-	$ 390,000 [1]
$ 650,000

1.

The Corporation may withdraw from this agreement at any time.

2.

There are no contractual obligations except for any which may arise should the Mining Convention covering the Burundi Nickel Project be extended.

Item 6 – Directors, Senior Management and Employees

A.

Directors and Senior Management

The following provides a description of the backgrounds of the directors and officers of the Registrant.

Peter H. Lloyd, age 56.  Chairman of the Registrant from February 2004 to present;  President and Chief Executive Officer of the Registrant from April 2005 to present and from March 1998 to February 2004; a Director of the Registrant from August 1996 to November 1996 and September 1997 to date; Chairman of AMC from April 1993 to March 1998; a Director of Emmerson Holdings Pty Ltd from 1988 to date; a Director of Wedgefield Holdings Pty Ltd from 1988 to date; a Director of Peninsular Services Pty Ltd from January 2000 to date; and a Director of Java Black Mining Pty Ltd from June 1995 to date.

Cecil R. Bond, age 49.  Corporate Secretary of the Registrant from April 1998 to date and a director of the Registrant from March 1997 to date; Chief Executive Officer of the Registrant from February 2004 to March 2005; Chief Financial Officer of the Registrant from April 1998 to June 2004; Chief Financial Officer and Corporate Secretary of AMC from August 1998 to May 2005; and a Director of AMC from November 1999 to May 2005.  Mr. Bond is a Chartered Accountant and obtained a Bachelor of Commerce from the University of Cape Town in 1981.

John Maloney, age 67.  A Director of the Registrant from April 2003 to date.  Secretary of Wesley College Endowment Fund Association Inc since 1982; a Director of Old Wesley Collegians Association since 1995; and a Director of Cybertop Pty Ltd since 1998, Bursar of Wesley College from 1968 to 1993.

Malcolm Smartt, age 58.  A Director of the Registrant from March 2, 2006.  Currently non-executive director of a number of public companies.

Marcus N. Foster, age 56.  Resigned as Chief Financial Officer and a Director of the Registrant on January 27, 2006.  Chief Financial Officer as of May 18, 2004 and a Director of the Registrant from April 2, 2004 to January 27, 2006.  President, Chief Executive Officer and a Director of Ross River Minerals Inc., December 23, 1999 to present; President and Chief Executive Officer of Harbour Pacific Oil & Gas Ltd.; and President of Intwood Investments Ltd., a private investment company.

John Nicholls, age 53.  Resigned as a Director of the Registrant on December 31, 2005.  A Director of the Registrant from November 2002 to December 31, 2005.  Accounting Public Practice Principal (CPA) since 1990 specialising in tax and business consultancy and provision of company secretarial services.  Previously, Company Secretary and Chief Finance Officer for Allwood Ltd. and McLean Bros. & Rigg Ltd., and Finance Controller for CSR Ltd Refined Products Division, NSW, 1980 – 1987.

There are no arrangements or understandings pursuant to which any director or executive officer was selected as a director or executive officer.  There are no family relationships between any two or more directors or executive officers.

B.

Compensation

The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant’s most recent fiscal year, directly and indirectly, including directors fees, to all officers and directors in their capacity as such totalled $233,633.

The Registrant paid a total of $75,000 in directors’ fees during the year ended December 31, 2005.  Each director receiving directors fees is paid a maximum of $25,000 per year.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board.  The Board may award special remuneration to any director undertaking any special services on behalf of the Registrant other than services ordinarily required of a director.  Other than as indicated above or in “Item 6. C. – Board Practices”, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

The following table sets out a summary of compensation paid to the executive officers (the “Executive Officers”) of the Registrant during the year ended December 31, 2005.

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share units(1) ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Peter H. Lloyd (3) Chief Executive Officer, Chairman and a Director	Nil	Nil	Nil	1,000,000 (2)	Nil	Nil	25,000 (6)
Cecil R. Bond (4) Corporate Secretary and a Director	Nil	Nil	$115,133	1,000,000 (2)	Nil	Nil	Nil
Marcus N. Foster (5) Chief Financial Officer and a Director	Nil	Nil	$43,500	Nil	Nil	Nil	Nil

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

(3)

Mr. Lloyd was appointed Chief Executive Officer and President in April, 2005

(4)

Mr. Bond resigned as Chief Executive Officer in March 2005.

(5)

Mr. Foster was appointed Chief Financial Officer on May 18, 2004 and was paid a monthly fee of $3,500.  Mr. Foster resigned as a director and Chief Financial Officer on January 27, 2006.

(6)

Compensation consists of directors’ fees.

(7)

Mr. Nicholls resigned as a director of the Registrant on December 31, 2005

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

The following table sets forth the stock options outstanding at February 28, 2006 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Cecil R. Bond, Corporate Secretary and a director of the Registrant	1,000,000	A$0.35	May 24, 2006
Peter H. Lloyd, CEO, President, Chairman and a director of the Registrant	1,000,000	A$0.35	May 24, 2006

In total, directors, officers and employees hold options that are exercisable into 2,725,000 Common Shares.  All the options expire on May 26, 2006.

The terms and conditions of options which are issued from time to time upon shareholder approval are as follows:

1.

The options may be exercised in a specific period.

2.

Directors’ options remain exercisable for up to 6 months after the date the Optionee ceases to be a director or officer of the Registrant.  Employees’ options remain exercisable for between 30 days and up to 6 months after the date the Optionee ceases to be an employee of the Registrant.

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

Mr. Lloyd was appointed Chief Executive Officer of the Registrant in April 2005.  Mr. Lloyd has been paid a director’s fee for his services but does not have a management contract with the Registrant.

Effective July, 2005, Emmerson Holdings Pty Ltd., a company controlled by Mr. Lloyd has provided office facilities to the Registrant in Australia at a cost of A$2,803 per month.  The consideration paid to Emmerson Holdings during the fiscal year for office rent totalled A$17,097.

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and C.R. Bond (“CRBC”), CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year.  In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC.  Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.  These agreements were superceded effective July 2003;  pursuant to an agreement between 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond, and the Registrant, 667060 provides management and consulting services for consideration of A$175,000 per year.  Mr. Bond resigned as Chief Executive Officer of the Registrant in April 2005, however 667060 has continued to supply management and consulting services at an annual fee of approximately $70,000.  In addition, 667060 provides personnel and office facilities to the Registrant in Canada, which amounted to a consideration of $77,000 for the year ended December 31, 2005.

Audit Committee

In accordance with the Business Corporations Act (Yukon), the Registrant is required to have an audit committee.  The Registrant’s current audit committee consists of:

Name	Present Office
Peter H. Lloyd	Chairman, CEO and Director
John Maloney	Director
Malcolm Smartt	Director (1)

(1) appointed March 2, 2006

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

Year	Canada	Australia	Burundi	Total
2003	3	5	0	8
2004	3	5	0	8
2005	2	3	1	6

The decrease in personnel in Canada and Australia was due to reduced administrative requirements during 2005.

None of the Registrant’s employees are members of a labour union.

E.

Share Ownership

The following table sets forth, as of February 28, 2006, the number of the Registrant’s Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name and positions held in the Registrant	Number of shares owned or controlled at Feb. 28, 2006(4)	Percentage of shares outstanding
PETER H. LLOYD (1) President, CEO, Chairman & Director	6,299,996 (2)	6.5%
CECIL R. BOND Secretary and Director	1,732,000 (2)	1.8%
JOHN MALONEY (1) Director	Nil	Nil (3)
MALCOLM SMARTT (1) Director	Nil	Nil (3)
MARCUS FOSTER Ex-Director	Nil	Nil (3)
JOHN NICHOLLS Ex-Director	Nil	Nil (3)

(1)

Member of audit committee.

(2)

Includes options to purchase 1,000,000 common shares at an exercise price of A$0.35 that expire on May 24, 2006.

(3)

Indicates less than 1% of shares owned or controlled.

(4)

The information regarding share ownership has been provided by individuals themselves.

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

The following table sets forth the stock options outstanding at February 28, 2006 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Cecil R. Bond, Corporate Secretary and a director of the Registrant	1,000,000	A$0.35	May 24, 2006
Peter H. Lloyd, Chief Executive Officer, President, Chairman and a director of the Registrant	1,000,000	A$0.35	May 24, 2006

There are no arrangements for involving employees in the capital of the Registrant.  Stock options are granted to employees at the discretion of the Board of Directors.

Item 7 – Major Shareholders and Related Party Transactions

A.

Major shareholders

No beneficial owners of 5% or more of the Common Shares are known to the Registrant except for Mr. Lloyd as disclosed above under “Item 6.E. - Share Ownership”.  Mr Lloyd’s voting rights do not differ in any way from those of the Registrant’s other shareholders.

At February 28, 2006 there were 176 record holders of the Registrant’s Common Shares resident in the United States, holding 5,886,939 Common Shares.  This number represents approximately 6.13% of the total issued and outstanding Common Shares of the Registrant at that date.

At February 28, 2006, there were a total of 2,128 record holders of the Registrant’s Common Shares.

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

B.

Related Party Transactions

See “Item 6.C. – Board Practices” for further information.

Other than as disclosed here and in “Item 6.C. – Board Practices”, there have been no material transactions since December 31, 2003 to date, and there are no presently proposed transactions, to which the Registrant or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Registrant or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Management believes the transactions referenced above, if any, were on terms at least as favourable to the Registrant as the Registrant could have obtained from unaffiliated parties.

C.

Interests of Experts and Counsel

Not applicable.

Item 8 –Financial Information

A.

Consolidated Statements and Other Financial information

See “Item 17 – Financial Statements”.

Legal Proceedings

Except as disclosed in “Item 4 – Information on the Company”, there is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings that involve any third party, which may have, or have had in the recent past, significant effects on the Registrant’s financial position.  This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Registrant has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.

B.

Significant Changes

There have been no significant changes in the financial condition of the Registrant since the most recent consolidated financial statements dated December31, 2005.

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

The following table sets out the high and low market prices and the volume of the Common Shares traded on the CDNX for 2001 up to October 4, 2001 (when the Registrant delisted its shares from the CDNX) and on the ASX for the last 5 years and eight quarters ending December 31, 2005 and for the last six months to February 28, 2006.

Year Ended	ASX high	ASX Low	ASX Volume	CDNX High	CDNX Low	CDNX Volume
2001	A$0.660	A$0.170	53,546,785	$0.45	$0.10	5,215,710
2002	A$0.550	A$0.097	21,999,477	n/a	n/a	n/a
2003	A$0.310	A$0.088	19,781,253	n/a	n/a	n/a
2004	A$0.280	A$0.060	16,064,905	n/a	n/a	n/a
2005	A$0.090	A$0.030	9,501,720	n/a	n/a	n/a
Quarter Ended
March 31, 2004	A$0.290	A$0.165	10,447,404	n/a	n/a	n/a
June 30, 2004	A$0.190	A$0.110	4,556,818	n/a	n/a	n/a
September 30, 2004	A$0.130	A$0.080	1,598,791	n/a	n/a	n/a
December 31, 2004	A$0.110	A$0.065	2,912,724	n/a	n/a	n/a
March 31, 2005	A$0.090	A$0.053	2,820,045	n/a	n/a	n/a
June 30, 2005	A$0.085	A$0.038	3,966,969	n/a	n/a	n/a
September 30, 2005	A$0.076	A$0.030	1,985,893	n/a	n/a	n/a
December 31, 2005	A$0.056	A$0.048	728,813	n/a	n/a	n/a
Month Ended
September 30, 2005	A$0.065	A$0.030	822,641	n/a	n/a	n/a
October 31, 2005	A$0.056	A$0.048	197,458	n/a	n/a	n/a
November 30, 2005	A$0.055	A$0.048	386,301	n/a	n/a	n/a
December 31, 2005	A$0.050	A$0.048	145,054	n/a	n/a	n/a
January 31, 2006	A$0.055	A$0.048	304,707	n/a	n/a	n/a
February 28, 2006	A$0.051	A$0.021	548,027	n/a	n/a	n/a

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

D.

Selling shareholders.

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of the Registrant impose no restrictions on the business the Registrant may undertake.

Directors’ Powers

Section 16.1 of the Articles gives directors broad discretion to manage the affairs of the Registrant.  The directors may, from time to time on behalf of the Registrant, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person.  Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of the Registrant or other person.  Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Registrant.

Section 18.10 of the Articles provides that the quorum necessary for the transaction of the business of the directors shall be a simple majority of directors.

Section 14.8 of the Articles authorizes the Board to appoint one or more additional directors between annual general meetings.

Section 13.5 of the Articles provides that the remuneration of the directors may be determined from time to time by the directors.  There are no restrictions in the Articles upon the directors’ power to vote compensation to themselves or any members of their body. However ASX rules require that the total amount that can be paid to directors for services as directors be approved by shareholders.

Section 17.4 of the Articles provides that a director who is a party to a material contract or a proposed material contract with the Registrant or who is the director or an officer of or has a material interest in any person who is a party to a material contract, or a proposed material contract with the Registrant, shall disclose in writing to the Registrant or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.  All such disclosures shall be made at the time required by the applicable provisions of the BC Business Corporations Act (the “Act”) and directors shall refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Act.  Subject to the Act, a director who is prohibited by the Act from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.

The directors of the corporation have the authority under the Articles to provide financial assistance by means of loan guarantee or otherwise on account of expenditures incurred on behalf of the corporation, to a wholly-owned subsidiary and to employees to assist with living accommodations or share purchase plans unless the corporation does not have the funds.

The directors have the authority under the Articles to appoint officers to serve at the pleasure of the Board.  The powers of the directors set forth in the Articles can be varied by amending the Articles.  Section 259 of the Act provides that a corporation may amend its Articles by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution.  A special resolution means a resolution passed by a majority of not less than two thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors

There is no provision in the By-laws or Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

There is no requirement for directors to hold a share in the capital of the Registrant as qualification for his office.  Section 124 of the Act provides that no person is qualified to act as a director if that person is:

(a)

under the age of 19 years;

(b)

found to be incapable of managing the person’s own affairs;

(c)

not an individual;

(d)

a person who has the status of bankrupty, or

(e)

a person who is convicted of an offense in connection with the formation, promotion or management of a corporation or fraud.

Section 120 of the Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Section 14.10 of the Articles provides for the election and removal of a director.  The office of a director shall be vacated if the director (i) dies or resigns his or her office by notice in writing delivered to the registered office of the Registrant; or (iii) ceases to be qualified to act as a director pursuant to the Act.  Section 128 of the Act provides that the shareholders may by ordinary resolution at a special meeting remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his or her stead.

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

Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in section 259 of the Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds majority .

Meetings

The Act provides that the Registrant must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held.  The Registrant must give to its shareholders entitled to receive notice of a general meeting not less than 21 days’ and not more than two months’ notice of any general meeting of the Registrant, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  The directors must place before each annual general meeting of its shareholders comparative annual financial statements and the report of the auditor to the shareholders.

The Act provides that one or more shareholders of a corporation holding not less than 1% of the issued voting shares of the corporation or holding shares having a value of at least $2,000 may requisition the directors to call and hold a general meeting.

Two persons present in person and entitled to vote at the meeting will constitute a quorum for a general meeting.

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor and any lawyer of the Registrant, the Directors, the President and the Secretary.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

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

Limitations on Ownership of Securities

Except for as described in “Item 10. D. – Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Registrant.

Change in Control of Corporation

No provision of the Registrant’s articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Registrant, and operate only with respect to a merger, acquisition or corporate restructuring of the Registrant or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.  Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the Securities Act.

Conditions Governing Changes in Capital

There are no conditions imposed by the By-laws or Articles of the Registrant regarding changes in the capital that are more stringent than is required by law.

C.

Material Contracts

Contract	Item Reference	Exhibit Number
Tripartite Agreement between the Registrant, NNIH and SMT	4 B 5	4.1
Management Agreement with 667060 BC Ltd	6 C	4.7

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

Management Agreements with C.R. Bond

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and CRBC, CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year.  In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC.  Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.  Effective July, 2003, pursuant to an agreement between 667060 and the Registrant, 667060 provided management and consulting services for consideration of A$175,000 per year.  Mr. Bond resigned as Chief Executive Officer of the Registrant in April 2005, however 667060 has continued to supply management and consulting services at an annual fee of approximately $70,000.  In addition, 667060 provides personnel and office facilities in Canada, which amounted to a consideration of approximately $77,000 for the year ended December 31, 2005.

Principals’ Escrow Shares

As a condition of the approval by the CDNX of the acquisition of Andover by AMC, certain shareholders of Andover were required to deposit a total of 3,563,280 Andover shares into escrow.  Pursuant to the acquisition of Andover, AMC issued 4 new AMC shares for each Andover share held, resulting in 14,253,120 AMC shares being held in escrow (the “Escrow Shares”).  The Escrow Shares are eligible for release on the basis of 1/7th being released on the date of issue, being March 9, 1999 and a further 1/7th on the annual anniversary of such issue.  At March 31, 1999, 2,036,160 of the Escrow Shares had been released from escrow leaving a total of 12,216,960 AMC shares subject to escrow, which, pursuant to the Plan, were exchanged for 7,330,177 shares in the Registrant and are subject to release on the same basis.  As of March 8, 2005 there were no shares of the Registrant subject to escrow.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. E. – Taxation”.

Except as provided in the Investment Canada Act (“ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the Registrant’s charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Common Shares of the Registrant.

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada.  An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $265,000,000.  For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, either the “Tax Act” or “ITA”), the Canada-United States Tax Convention current at the date of this Annual Report (the “Tax Convention”), and the current administrative practices of the Canada Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

In addition, under the Tax Convention, dividends may be exempt from Canadian withholding tax if paid to certain US residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organization and qualifying trusts, companies, organization or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

A non-resident of Canada who disposes of a share, including by deemed disposition on death, will generally not be subject to Canadian tax under the ITA in respect of any capital gains (or be entitled to deduct any capital loss) thereby realized upon the disposition of Common Shares listed on a prescribed stock exchange unless the shares represent ‘taxable Canadian property’ (as defined by the ITA) to the shareholder.  A Common Share of the Registrant will be deemed to be taxable Canadian property to a non-resident shareholder if, at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm’s length, or the non-resident shareholder and persons with whom he/she did not deal at arm’s length, owned 25% or more of the issued Common Shares of the Registrant.  In the case of a non-resident holder to whom Common Shares of the Registrant represent ‘taxable Canadian property’ and who is a U.S. resident (under the terms of the Tax Convention), generally no Canadian tax is payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property located in Canada or the U.S. shareholder previously held the shares while resident in Canada.

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

U.S. Holders.

As used herein, a “U.S. Holder” means a holder of Common Shares issued by the Registrant who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Registrant, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the nature and activities of such partnership or pass-through entity.

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

Dividend not Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Registrant would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Registrant was not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC with respect to a specific US holder for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Registrant generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Registrant may be entitled to a deduction of the “U.S. source” portion of dividends received from the Registrant (unless the Registrant qualifies as a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

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

Management Believes Company is a Passive Foreign Investment Company.

General Discussion.  Management of the Registrant believes it qualifies as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2005, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Registrant.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.  As stated above, management of the Registrant believes it satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on December 31, 2005 and anticipates meeting both of these tests in the fiscal year that ended on December 31, 2006.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Registrant while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Common Shares and all excess distributions on his Common Shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Registrant’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant’s common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Registrant’s Common Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Registrant’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

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

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Registrant has not calculated these amounts for any shareholder and does not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Registrant’s Common Shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  For taxable years beginning before January 1, 2007, this limitation is calculated separately with respect to nine specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  If the Registrant is not a “United States” owned foreign corporation dividends distributed by the Registrant will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

Pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006 the number of specific classes of income has been reduced from nine classes to two classes – “passive income” and “general income”.  Dividends paid on the Common Shares generally will be treated as “passive” (or possibly “general”) income.

If and for so long as, the Registrant is a United States-owned foreign corporation, dividends paid by the Registrant on the Common Shares may, subject to certain exceptions, instead be treated for United States foreign tax credit purposes as partly foreign source “passive” (or possibly “financial services”) income (for taxable years beginning before January 1, 2007) or “passive” (or possibly “general”) income (for taxable years beginning after December 31, 2006), and partly United States-source income, in proportion to the earnings and profits of the Registrant in the year of such distribution allocable to foreign and United States sources, respectively.  The US Holder may elect to treat the United States source income as foreign source income.  The Registrant will be treated as a United States-owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of the Registrant is held, directly or indirectly, by US holders.  No assurance can be given as to whether the Registrant is or will become a United-States-owned foreign corporation.

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

The classification of the Registrant as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Registrant’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Registrant’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for certain 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Registrant’s Common Shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Registrant’s earnings and profits attributable to the Common Shares sold or exchanged.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on display

The Registrant’s documents can be viewed at its North American office, located at 20607 Logan Avenue, Langley, BC, Canada.  The Registrant is subject to the informational requirements of the Exchange Act, and it files reports, registration statements and other information with the SEC.  The Registrant’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies obtained in person or by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street NE, Room 1580, Washington, DC  20549 or by calling the SEC at 1-800-SEC-0330.

I.

Subsidiary Information

Not applicable.

Item 11 – Quantitative and Qualitative Disclosures about Market Risk

The Registrant has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Registrant’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.  The Registrant holds some foreign currency, mainly in Australian dollars.  As such the Registrant is exposed to exchange rate risk.  The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect its financial position and results of operations.

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

Item 15 – Controls and Procedures

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

Item 16A – Audit Committee Financial Expert

As of the date of this report, the Registrant’s Board had not yet determined whether one of its audit committee members met the requirements set forth under the SEC rules to be deemed to be an “audit committee financial expert”; however, management believes that Mr. Malcolm Smartt, CPA Australia meets these requirements.  Mr. Smartt is an “independent director” under 4200 (a) (15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

Item 16B – Code of Ethics

The Registrant has adopted a code of ethics that applies to its executive officers, a copy of which is available, without charge, upon written request to the Registrant’s Secretary at 20607 Logan Avenue, Langley, BC  V3A 7R3 CANADA.

Item 16C – Principal Accountant Fees and Services

Horwath Orenstein LLP (“Horwath”) who were appointed as auditors of the Registrant on February 1, 2005 and reappointed on January 24, 2006 audited the Registrant’s books and records for the years ended December 31, 2005 and 2004.  PricewaterhouseCoopers, LLP (“PWC”) who resigned as auditors of the Registrant on January 5, 2005, audited the Registrant’s books and records for the year ended December 31, 2003.

Audit Fees

Fees billed by Horwath for professional services totalled $45,000 for the year ended December 31, 2005.  Such fees were for the audit of the Registrant’s annual financial statements and for services in connection with statutory and regulatory filings for that fiscal year and the audit for the year ended December 31, 2004.

Fees billed by PWC for professional services totalled $8,932 for the year ended December 31, 2004.  Such fees included fees associated with services that are normally provided by PWC in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Fees for audit-related services totalled $ nil for the years ended December 31, 2005 and 2004.

Tax Fees

No fees related to tax services were billed by Horwath for the years ended December 31, 2005 and 2004.

All Other Fees

No other fees were billed by Horwath for the years ended December 31, 2005 and 2004.

During the fiscal year ended December 31, 2005 and December 31, 2004, Horwath did not bill for any products or services other than as described above.

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

There were no fees in 2005 or 2004 that were not pre-approved by the audit committee.  All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D – Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Registrant not any affiliated purchaser engaged in any repurchases of the registrant’s equity securities during the year ended December 31, 2005.

PART  III

Item 17 – Financial Statements

These financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are expressed in Canadian dollars.  Such financial statements have been reconciled to United States GAAP for measurement differences between Canadian and United States GAAP (see Note 10 therein).

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

The Corporation's registered independent accountants, Horwath Orenstein LLP, who have been appointed by the directors, conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management to review the financial statements and related reporting matters prior to submission to the Board, and meets with the registered independent accountants to review the scope and result of the annual audit.

Chief Executive Officer
Argosy Minerals Inc.
March 15, 2006

REPORT OF REGISTERED INDEPENDENT ACCOUNTANTS

To the Shareholders of Argosy Minerals Inc.

We have audited the consolidated balance sheets of Argosy Minerals Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated January 16, 2004.

Toronto, Canada

March 15, 2006

Chartered Accountants

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED BALANCE SHEETS
As at December 31, 2005 and 2004
(expressed in Canadian dollars)

2005		2004
ASSETS	Canadian $
Current Assets
Cash and cash equivalents	$3,626,115	$4,616,407
Accounts receivable and prepaids	26,389	166,960
	3,652,504	4,783,367

Office equipment and furniture	18,657	29,560
	$3,671,161	$4,812,927

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$207,872	$151,001

SHAREHOLDERS' EQUITY
Capital StockNote 5	44,075,384	44,075,384

Accumulated Deficit	(40,612,095)	(39,413,458)
	3,463,289	4,661,926
	$3,671,161	$4,812,927

APPROVED ON BEHALF OF THE BOARD

John Maloney, Director	Peter H. Lloyd, Director

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2005, 2004 and 2003
(expressed in Canadian dollars)

2005			2004	2003
Income
Interest		$96,310	$214,247	$363,362
Gain on disposal of mineral property	Note 3(c)	-	-	125,500
Foreign exchange gain / (loss)		(1,141)	(255,686)	670,724
Gain on sale of marketable securities		-	-	14,548
		95,169	(41,439)	1,174,134

Expenses
Accounting and audit		$81,201	$98,606	$105,121
Arbitration	Note 3(d)	789,871	366,310
Bank charges		3,673	6,386	7,721
Capital taxes		-	-	334
Amortization		12,227	13,088	15,292
Directors' fees		75,000	76,136	68,750
Insurance		22,289	83,894	77,812
Legal		51,981	52,373	55,268
Management and consulting fees		163,303	668,664	428,827
Office		19,533	25,292	25,029
Project assessment expenditures	Note 4	241,327	587,244	1,721,363
Rent		59,155	63,611	60,403
Salaries and benefits		350,319	434,665	427,394
Shareholder communications		40,863	35,930	33,740
Telecommunications		18,527	15,558	18,249
Transfer agent and stock exchange		52,042	57,254	46,146
Travel		102,366	98,241	189,725
Write-off of mineral properties
and deferred costs		-	-	19,783
		1,293,806	3,106,813	3,667,267
Net Loss for the Year		(1,198,637)	(3,148,252)	(2,493,133)
Deficit - Beginning of Year		(39,413,458)	(36,265,206)	(33,772,073)
Deficit - End of Year		$(40,612,095)	$(39,413,458)	$(36,265,206)

Basic & Fully Diluted Loss per Common Share		$(0.01)	$(0.03)	$(0.03)

Weighted Average Number of Common Shares
Outstanding, Basic and Fully Diluted		95,969,105	95,969,105	95,969,105

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003
(expressed in Canadian dollars)

	2005		2004		2003
Cash Provided from (Used for)
Operating Activities
Net loss for the year	$(1,198,637)		$(3,148,252)		$(2,493,133)
Items not affecting cash:
Amortization	12,227		13,088		15,292
Foreign exchange (gain) / loss	297		4,173		(641,617)
Gain on marketable securities	-		-		(14,548)
Write-off of mineral properties
and deferred costs	-		-		19,783
Gain on disposal of mineral property	-		-		(125,500)
	(1,186,113)		(3,130,991)		(3,239,723)

Changes in Non-cash Working Capital
(Increase) Decrease in accounts receivable
and prepaids	140,571		(3,405)		(120,559)
Increase/(Decrease) in accounts payable
and accrued liabilities	56,871		(300,172)		125,767
Cash Flows from Operating Activities	(988,671)	-	(3,434,568)	-	(3,234,515)

Financing Activities	-		-		-

Cash Flows from Financing Activities	-		-		-

Investing Activities
Disposal of mineral propertyNote 3(c) -	-		500,000
Mineral properties and deferred costs	-		-		(53,771)
Disposition of marketable securities	-		-		278,288
Purchase of office equipment and furniture	(1,324)		(3,234)		(11,371)
Restricted cash	-		-		157,960
Cash Flows from Investing Activities	(1,324)		(3,234)		871,106

Foreign Exchange Gain / (loss) on cash
held in Foreign Currency	(297)	-	(4,173)	-	641,617

Decrease in Cash and Cash
Equivalents	(990,292)		(3,441,975)		(1,721,792)
Cash and Cash Equivalents -
Beginning of Year	4,616,407		8,058,383		9,780,175
Cash and Cash Equivalents -
End of Year	$3,626,115		$4,616,407		$8,058,383

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.

(an exploration stage corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2005

1.  Nature Of Operations

On May 26, 2005, the Corporation continued its jurisdiction of incorporation from the Yukon Territory under the Yukon Corporations Act to British Columbia, under the Business Corporations Act and amalgamated with its wholly owned Canadian subsidiaries.

The Corporation and its subsidiaries are engaged in the exploration of mineral properties and is considered to be an exploration stage company.  The Corporation is in the process of investigating possible property acquisitions and continues to evaluate the Lac Panache property in Sudbury, Ontario acquired under an option agreement entered into in April, 2005.  See Note 3(b).  During 2005, the Corporation terminated its options to acquire the Albetros Diamond Project in South Africa and the Nevada Gold Project in Nevada, USA.  See Notes 3(e) and (f).  The Corporation was previously involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic.  In August 2002 the Corporation's subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation, however in 2005 following elections and the formation of a new government in Burundi, the Corporation lifted force majeure and entered into discussions with the Ministry for Mines regarding recommencing activities in Burundi.   See Note 3(a).  In July 2003, the Corporation sold its Slovak subsidiary, Kremnica Gold a.s.  See Note 3(c).

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

2.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  The material measurement differences between Canadian and United States GAAP are explained in Note 10, along with their effect on the Corporation's consolidated statements of operations and deficit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management's judgement is applied are mineral property valuations, valuation of future income tax benefits and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian and Australian banks.  A portion of the cash balances are held in Australian dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture

Amortization is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

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

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized on a unit production basis of the ore body following commencement of production, or written off if the property is sold or abandoned.

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

Although the Corporation has taken steps to investigate title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Corporation prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003.  These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  Stock based compensation expense is calculated using the Black-Scholes Model which requires the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of any stock options granted.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and fully diluted loss per share are the same, as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

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

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Corporation lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, the Corporation re-imposed force majeure in August, 2004.  In 2005, following elections, a new government was elected, resulting in improving stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May and has commenced discussions with the Ministry of Mines regarding an extension to the term of the Mining Convention and the re-commencement of activities at Musongati.  As at December 31, 2005, the Corporation had not reached agreement with the Ministry of Mines regarding an extension of the term of the Mining Convention.

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

b)

Lac Panache - Sudbury

In April 2005, the Corporation entered into an agreement whereby it can earn 100% of the Lac Panache Project through staged cash payments totalling $300,000 and incurring expenditures over three years totalling $455,000.  On production the vendor would retain a 3% net smelter return ("NSR") which is subject to buy-back provisions.  The Corporation's annual cash payment and work expenditure commitments are as follows:

Cash Payments:	2005	$ 40,000	(paid)	Work Expenditures:	by April 8, 2006	$ 65,000	(incurred in 2005)
	2006	80,000			8, 2007	130,000
	2007	120,000			8, 2008	260,000
	2008	60,000				-
		$ 300,000				$ 455,000

The Corporation may terminate its option at any time.

On making cash payments of $300,000 and incurring $455,000 in exploration expenditures the Corporation will have exercised its option to acquire the Lac Panache properties, subject to the 3% NSR.  The Corporation will have the right to purchase 2% of the NSR for $3 million and have a right of first refusal to purchase the remaining 1%.

The Lac Panache Project area is located some 40kms southwest of Sudbury, Ontario in Canada and covers 48 claims containing a total of 201 claim units.

c)

Slovak Gold Property

In July 2003, the Corporation sold its Slovak subsidiary, the owner of the Slovak Gold Property for $500,000.  During the year ended December 31, 2001, the Corporation wrote down its investment in the project by $7,533,332 to recognize the difficulty in being able to sell the project or introduce a joint venture partner.  The sale of the project gave rise to a gain on disposal of $125,500.

d)

New Caledonia Nickel Project - Joint Venture Arrangement and Arbitration

On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" ("Norilsk") had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with the Corporation and Societe des Mines de la Tontouta ("SMT") of the project.  The Tripartite Agreement ( the "Agreement") between the Norilsk subsidiary, NN Invest Holdings SA ("NNIH"), SMT and a subsidiary of the Corporation was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Corporation's subsidiary 45% of its costs incurred, amounting to US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project.  Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a notice of termination from NNIH terminating the Agreement and its involvement in the New Caledonia Nickel Project.  On September 13, 2002, the Corporation received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce ("IC").  The request for arbitration sought to recover US$7,166,000 paid to the Corporation's subsidiary, plus an additional US$1,368,222 expended on the project.

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

e)

Albetros Diamond Project

The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation held its interest in the Albetros Project through an option agreement to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd ("Albetros") the owner of the Project.

The Option Agreement provided for:

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

- R7,000,000 ($1,486,000) on August 31, 2004.  *

- R5,950,000 ($1,263,000) on December 1, 2004.  *

An application for a new prospecting permit ("Permit") was submitted in January 2004 as the expiry date of the Permit was March 15, 2004.  However with the new Minerals and Energy Act in South Africa coming into force in May 2004, processing of the application was delayed.

*Pursuant to the Agreement with the shareholders of Albetros, the Corporation had until August 31, 2004 (the option exercise date) to fully evaluate the Project.  As a new Permit had not yet been issued, the Corporation ceased its obligation to make option payments subsequent to March 2003 and advised the shareholders of Albetros that all payment obligations would be extended by the number of days that Albetros did not hold a valid Permit.

In March 2005, the Corporation terminated its option to acquire Albetros as a new Permit still had not been issued.

a)

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt - Toiyabe National Forest, in Northern Elko County, Nevada and comprised 70 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation held the Nevada Gold Project under 2 option agreements.  The option agreement dated November 17, 2003 over the Gold Creek property covered 37 unpatented mining claims and 2 claims covering water rights.  The agreement was for 3 years and had an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims.  During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented claims.  The agreement was for 3 years and had an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.

On June 1, 2005 and November 23, 2005 the Corporation announced that it had terminated its Option Agreements with respect to the Nevada Gold Projects.

3.

Project Assessment Expenditures

Details of Project Assessment Expenditures during the years ended December 31, 2005, 2004  and 2003 are as follows:

	2005	2004	2003
Lac Panache Project
Consulting, Supervision and Legal	$ 9,130	$ -	$ -
Travel and Accommodation	1,705	-	-
Option and Claim Fees	43,900	-	-
Contractor, Equipment and Labor	111,026	-	-
	165,761	-	-
Albetros Diamond Project
Consulting, Supervision and Legal	-	44,565	218,115
Drilling	-	80,207	486,693
Gravel Processing and Sorting	-	57,020	147,866
Travel and Accommodation	-	55,220	129,608
Option Fees	-	117,158	469,000
Rehabilitation	-	30,934	-
	-	385,104	1,451,282
Nevada Gold Project
Consulting, Supervision and Legal	4,990	81,995	-
Assessment and Data	-	8,894	-
Option Fees	-	59,317	-
Claim Fees	6,328	12,904	-
Travel and Accommodation	-	53,135	-
	11,318	216,245	-

Other Projects
Consulting	44,889	40,331	142,216
Assessment	3,622	-	74,463
Option Fees	61,513	-	-
Travel, Accommodation and other	15,737	62,368	53,402
Expenses Recovered	(61,513)	(116,804)	-
	64,248	(14,105)	270,081
Total	$ 241,327	$ 587,244	$ 1,721,363

5.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

	Number of
	Shares	Amount
Total Issued - December 31, 2005 and 2004	95,969,105	$ 44,075,384

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

No stock options were granted during the years ended December 31, 2005, 2004 and 2003.

No compensation expense was recognised in 2005, 2004 or 2003 because no stock options were granted or vested in those years.  Any consideration paid by employees on the exercise of stock options is credited to capital stock.

The status of stock options granted to employees and directors as at December 31, 2005 and 2004 and the changes during the years ended on those dates is presented below:

		December 31, 2005		December 31, 2004
		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price

Options outstanding and exercisable
- Beginning of Year	2,725,000	$0.33	3,075,000	$0.34

Cancelled/Expired	(600,000)	$0.33	(350,000)	$0.34

Options outstanding and exercisable
- End of Year	2,125,000	$0.30	2,725,000	$0.33

All options outstanding at December 31, 2005 have an exercise price of Australian $0.35 (C$0.30).  The weighted average remaining contractual life of these options is 0.4 years.

c)

Escrow Shares

At December 31, 2005 there were no common shares of the Corporation subject to escrow.

6.  Related Party Transactions

During the year ended December 31, 2005: $233,633 (2004: $748,593: 2003: $461,623) was paid to five directors of the Corporation, or to companies controlled by them, for director's fees, management consulting services and project management and assessment services.

In addition $111,292 (2004: $117,700, 2003: $414,181) was paid to two companies, $33,392 to an Australian company and $77,900 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At December 31, 2005, management and consulting fees and directors' fees payable amounted to $91,750 (2004:  $NIL) and are included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.  Income Taxes

A potential future income tax asset of approximately $3,465,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 8,595,000
b) Other deductible tax amounts	1,362,000
$ 9,957,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2006	$ 88,000
2007	1,576,000
2008	-
2009	1,506,000
2010	1,505,000
2011	2,088,000
2012	1,032,000
Total	$ 8,595,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,465,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation's statutory tax rate of 34.80% (2004 and 2003-35.62%) has been reduced to an effective rate of nil% (2004-nil%) due to losses for which no tax benefit has been recognized.

8.  Segmented Information

		2005
	Canada	Australia	Total

Current Assets	$3,643,229	$9,275	$3,652,504
Office equipment and furniture	4,515	14,142	18,657
	$3,647,744	$23,417	$3,671,161

			2004
	Canada	Australia	UK	Total

Current Assets	$69,699	$40,325	$4,673,343	$4,783,367
Office equipment and furniture	5,148	24,412	-	29,560
	$74,847	$64,737	$4,673,343	$4,812,927

The Corporation's sole operating segment is the exploration for mineral resources.

9.  Commitments

The Corporation has provided a guarantee to Albetros in the amount of R100,000 ($21,000) for any environmental rehabilitation which may be required on the Albetros Diamond Project.  See Note 3(e).

10.  Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP")

The Corporation's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Statements of Operations and Deficit

	2005	2004	2003
Loss for the Year - under Canadian GAAP	$1,198,637	$3,148,252	$2,493,133
Exploration Expenditures and weite-downs
- net of recoveries	-	-	(90,512)

Loss for the Year - under US GAAP	$1,198,637	$3,148,252	$2,402,621
Basic & dilutes loss per common share
- under US GAAP	$(0.01)	$(0.03)	$(0.03)

Deficit - under US GAAP - Beginning of Year	$39,413,458	$36,265,206	$33,862,585
Loss - under US GAAP	1,198,637	3,148,252	2,402,621

Deficit - under US GAAP - End of Year	$40,612,095	$39,413,458	$36,265,206

Project Assessment Expenditures (Exploration Expenses)

For US GAAP purposes the Corporation expenses exploration costs as incurred.  When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized.  The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values.  Acquisition costs of mineral properties are capitalized for US GAAP purposes.

Stock Based Compensation

For US GAAP purposes, the Corporation has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FASB 123(R).  As no stock options were granted in fiscal 2005, there is no impact on the Corporation's loss for the year or balance sheet at December 31, 2005 under US GAAP.

Item 18 - Financial Statements

The Registrant has elected to provide financial statements pursuant to "Item 17 - Financial Statements".

Item 19 - Exhibits

Exhibit No.	Name of Exhibit
1.1(1)	Certificate and Articles of Incorporation (No. 20340926) - Alberta Business Corporations Act (December 17, 1985) - Goldcap Inc.
1.2(1)	Certificate and Articles of Amendment (July 2, 1987) - Goldcap Inc.
1.3(1)	Certificate of Discontinuation - Alberta Business Corporations Act (September 24, 1987) - Goldcap Inc.
1.4(1)	Certificate and Articles of Continuance (No. 222001-6) - Canada Business Corporations Act (September 24, 1987) - Goldcap Inc.
1.5(1)	Certificate of Extra-Provincial Registration - Province of British Columbia (March 12, 1990) - Goldcap Inc.
1.6(1)	Certificate and Articles of Amendment - Canada Business Corporations Act (March 17, 1994) - Goldcap Inc.
1.7(1)	Certificate and Articles of Amendment including Name Change (October 26, 1994) - Durandel Minerals Corporation
1.8(1)	Certificate and Articles of Amendment (November 28, 1995) - Durandel Minerals Corporation
1.9(1)	Certificate and Articles of Amendment including Name Change (April 22, 1996) - Calliope Metals Corporation
1.10(1)	Certificate and Articles of Continuance (No. 25946) - Yukon Business Corporations Act (June 17, 1997) - Calliope Metals Corporation
1.11(2)	Certificate and Articles of Amendment including Name Change (May 10, 1999) - Argosy Minerals Inc
1.12(3)	Amendment to General By-Laws (May 25, 2000) - Argosy Minerals Inc. Section 7:13 "Show of Hands"
1.13(1)	General By-Laws (January 6, 1987) - Goldcap Inc.
1.14(1)	General By-Laws (September 12, 1995) - Durandel Minerals Corporation
1.15(1)	General By-Laws (April 30, 1997) - Calliope Metals Corporation
1.16	Notice of Discontinuance from Yukon - Calliope Metals (Holdings) Ltd.
1.17	Notice of Discontinuance from Yukon - Argosy Mining Corp.
1.18	Notice of Discontinuance from Yukon - Argosy Minerals Inc.
1.19	Certificate of Continuance to BC - Calliope Metals (Holdings) Ltd.
1.20	Certificate of Continuance to BC - Argosy Mining Corp.
1.21	Certificate of Continuance to BC - Argosy Minerals Inc.
1.22	Certificate of Amalgamation of Calliope Metals (Holdings) Ltd. and Argosy Mining Corp under Argosy Minerals Inc.
1.23	General By-Laws (May 26, 2005) - Argosy Minerals Inc.
4.1(3)

Tripartite Agreement with Norilsk Mining Company and Société des Mines De La Tontouta regarding formation of a Joint Venture to advance the New Caledonia Nickel Project dated October 16, 2001.  Redacted version.  A Request for Confidential Treatment with respect to certain portions of this agreement has been filed with the Securities and Exchange Commission.

4.2(2)	Management Agreement with Peninsular Services Pty Ltd
4.3(2)	Management Agreement with C.R. Bond.
4.4(2)	Management Agreement with Canaust Resource Consultants Ltd.
4.5(2)	Form of Stock Option Agreement
4.6(3)	Management Agreement with Peninsular Services Pty Ltd. dated January 1, 2003

4.7(3)	Management Agreement with 667060 BC Ltd.
4.8(3)	Agreement for Sale of Shares with Albetros Inland Diamond Exploration (Pty) Limited
4.9(3)	Option Agreement with Happy Tracks Mining Company
4.10(4)	Option Agreement with Cirincione Brothers
4.11(4)	Agreement over Lac Panache Property
8.1	List of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.

(2)

Incorporated by reference to Form 20-F filed June 29, 2001.

(3)

Incorporated by reference to Form 20-F filed May29, 2004

(4)

Incorporated by reference to Form 20-F filed April 8, 2005

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated:

March 31, 2006

By:

Peter H. Lloyd - Chief Executive Officer

(principal executive officer)

Exhibit 1.16

Yukon
Community Services
Services aux collectivités

NOTICE OF DISCONTINUANCE

BUSINESS CORPORATIONS ACT(SECTION 191) FORM 4-01

AVIS DE CHANGEMENT DE RÉGIME

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 191) FORMULAIRE 4-01

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE :*

Calliope Metals (Holdings) Ltd.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT DE LA SOCIÉTÉ :*

24790

3. JURISDICTION WHERE CORPORATION IS TO BE CONTINUED:
AUTORITÉ LÉGISLATIVE SOUS LE RÉGIME DE LAQUELLE LA SOCIÉTÉ DOIT ÊTRE PROROGÉE :

British Columbia, Canada

4. DATE SHAREHOLDERS APPROVED CONTINUANCE BY SPECIAL RESOLUTION:
DATE À LAQUELLE LES ACTIONNAIRES ONT AUTORISÉ LA PROROGATION PAR VOIE D'UNE RÉSOLUTION SPÉCIALE :

May , 2005

5. DID ANY SHAREHOLDER DISSENT TO THE PROPOSED CONTINUANCE? / *Y AVAIT-IL DES ACTIONNAIRES DISSIDENTS?*

No.

6. HAVE CREDITORS BEEN INFORMED THAT THE CORPORATION IS BEING CONTINUED TO ANOTHER JURISDICTION?
LA SOCIÉTÉ A-T-ELLE AVISÉ SES CRÉANCIERS QU'ELLE SERAIT PROROGÉE SOUS LE RÉGIME D'UNE AUTRE AUTORITÉ LÉGISLATIVE?

Yes.

7. THERE ARE NO ACTIONS, SUITS OR PROCEEDINGS PENDING AGAINST THE CORPORATION, NOR ANY UNSATISFIED JUDGMENTS OR ORDERS OUTSTANDING AGAINST THE CORPORATION EXCEPT AS FOLLOWS:
IL N'EXISTE AUCUNE CAUSE D'ACTIONS NI POURSUITE ENGAGÉE CONTRE LA SOCIÉTÉ, NI AUCUNE ORDONNANCE NI AUCUN JUGEMENT NON EXÉCUTÉ RENDU CONTRE LA SOCIÉTÉ HORMIS :

N/A.

8. THE CORPORATION HAS NOT MADE A DISTRIBUTION OF ITS SECURITIES TO THE PUBLIC WITHIN THE MEANING OF SUBSECTION 3(2) OF THE *BUSINESS CORPORATIONS ACT.*
LA SOCIÉTÉ N'A PROCÉDÉ À AUCUNE ÉMISSION DE VALEURS MOBILIÈRES PAR VOIE DE SOUSCRIPTION PUBLIQUE TEL QU'ON L'ENTEND AU PARAGRAPHE 3.2 DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS *DU YUKON.*

Yes.

9. THE CORPORATION BELIEVES THAT THE LAWS OF British Columbia, Canada
LA SOCIÉTÉ EST D'AVIS QUE LES LOIS EN VIGUEUR EN OU AU
PERMIT A YUKON CORPORATION TO APPLY TO THAT JURISDICTION FOR CONTINUANCE AND THE LAWS ARE OF SIMILAR EFFECT TO SUBSECTION 191(9) OF THE *BUSINESS CORPORATIONS ACT.*
AUTORISENT UNE SOCIÉTÉ YUKONNAISE À PRÉSENTER UNE DEMANDE DE PROROGATION SOUS LE RÉGIME DE CETTE AUTORITÉ LÉGISLATIVE ET QUE LA LOI SOUS LE RÉGIME DE LAQUELLE LA SOCIÉTÉ SERA PROROGÉE PRÉVOIT ESSENTIELLEMENT LES MÊMES ÉLÉMENTS QUE CEUX ÉNONCÉS AU PARAGRAPHE 191.9 DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS *DU YUKON.*

10. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
May 26, 2005	[signature]	Director

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3041Q)F2 REV.10/2002

Exhibit 1.17

Yukon
Community Services
Services aux collectivités

NOTICE OF DISCONTINUANCE

BUSINESS CORPORATIONS ACT(SECTION 191) FORM 4-01

AVIS DE CHANGEMENT DE RÉGIME

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 191) FORMULAIRE 4-01

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE :*

Argosy Mining Corp.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT DE LA SOCIÉTÉ :*

26060

3. JURISDICTION WHERE CORPORATION IS TO BE CONTINUED:
AUTORITÉ LÉGISLATIVE SOUS LE RÉGIME DE LAQUELLE LA SOCIÉTÉ DOIT ÊTRE PROROGÉE :

British Columbia, Canada

4. DATE SHAREHOLDERS APPROVED CONTINUANCE BY SPECIAL RESOLUTION:
DATE À LAQUELLE LES ACTIONNAIRES ONT AUTORISÉ LA PROROGATION PAR VOIE D'UNE RÉSOLUTION SPÉCIALE :

May , 2005

5. DID ANY SHAREHOLDER DISSENT TO THE PROPOSED CONTINUANCE? / *Y AVAIT-IL DES ACTIONNAIRES DISSIDENTS?*

No.

6. HAVE CREDITORS BEEN INFORMED THAT THE CORPORATION IS BEING CONTINUED TO ANOTHER JURISDICTION?
LA SOCIÉTÉ A-T-ELLE AVISÉ SES CRÉANCIERS QU'ELLE SERAIT PROROGÉE SOUS LE RÉGIME D'UNE AUTRE AUTORITÉ LÉGISLATIVE?

Yes.

7. THERE ARE NO ACTIONS, SUITS OR PROCEEDINGS PENDING AGAINST THE CORPORATION, NOR ANY UNSATISFIED JUDGMENTS OR ORDERS OUTSTANDING AGAINST THE CORPORATION EXCEPT AS FOLLOWS:
IL N'EXISTE AUCUNE CAUSE D'ACTIONS NI POURSUITE ENGAGÉE CONTRE LA SOCIÉTÉ, NI AUCUNE ORDONNANCE NI AUCUN JUGEMENT NON EXÉCUTÉ RENDU CONTRE LA SOCIÉTÉ HORMIS :

N/A.

8. THE CORPORATION HAS NOT MADE A DISTRIBUTION OF ITS SECURITIES TO THE PUBLIC WITHIN THE MEANING OF SUBSECTION 3(2) OF THE *BUSINESS CORPORATIONS ACT.*
LA SOCIÉTÉ N'A PROCÉDÉ À AUCUNE ÉMISSION DE VALEURS MOBILIÈRES PAR VOIE DE SOUSCRIPTION PUBLIQUE TEL QU'ON L'ENTEND AU PARAGRAPHE 3.2 DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS *DU YUKON.*

The Corporation has made a distribution of its securities to the public within the meaning of subsection 3(2).

9. THE CORPORATION BELIEVES THAT THE LAWS OF
LA SOCIÉTÉ EST D'AVIS QUE LES LOIS EN VIGUEUR EN OU AU British Columbia, Canada
PERMIT A YUKON CORPORATION TO APPLY TO THAT JURISDICTION FOR CONTINUANCE AND THE LAWS ARE OF SIMILAR EFFECT TO SUBSECTION 191(9) OF THE *BUSINESS CORPORATIONS ACT.*
AUTORISENT UNE SOCIÉTÉ YUKONNAISE À PRÉSENTER UNE DEMANDE DE PROROGATION SOUS LE RÉGIME DE CETTE AUTORITÉ LÉGISLATIVE ET QUE LA LOI SOUS LE RÉGIME DE LAQUELLE LA SOCIÉTÉ SERA PROROGÉE PRÉVOIT ESSENTIELLEMENT LES MÊMES ÉLÉMENTS QUE CEUX ÉNONCÉS AU PARAGRAPHE 191.9 DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS *DU YUKON.*

10. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
May 26, 2005	[signature]	Director

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3041Q)F2 REV.10/2002

Exhibit 1.18

Yukon
Community Services
Services aux collectivités

NOTICE OF DISCONTINUANCE

BUSINESS CORPORATIONS ACT(SECTION 191) FORM 4-01

AVIS DE CHANGEMENT DE RÉGIME

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 191) FORMULAIRE 4-01

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE :*

   Argosy Minerals Inc.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT DE LA SOCIÉTÉ :*

   27114

3. JURISDICTION WHERE CORPORATION IS TO BE CONTINUED:
   AUTORITÉ LÉGISLATIVE SOUS LE RÉGIME DE LAQUELLE LA SOCIÉTÉ DOIT ÊTRE PROROGÉE :

   British Columbia, Canada

4. DATE SHAREHOLDERS APPROVED CONTINUANCE BY SPECIAL RESOLUTION:
   DATE À LAQUELLE LES ACTIONNAIRES ONT AUTORISÉ LA PROROGATION PAR VOIE D'UNE RÉSOLUTION SPÉCIALE :

   May 26 , 2005

5. DID ANY SHAREHOLDER DISSENT TO THE PROPOSED CONTINUANCE? / *Y AVAIT-IL DES ACTIONNAIRES DISSIDENTS?*

   No.

6. HAVE CREDITORS BEEN INFORMED THAT THE CORPORATION IS BEING CONTINUED TO ANOTHER JURISDICTION?
   LA SOCIÉTÉ A-T-ELLE AVISÉ SES CRÉANCIERS QU'ELLE SERAIT PROROGÉE SOUS LE RÉGIME D'UNE AUTRE AUTORITÉ LÉGISLATIVE?

   Yes.

7. THERE ARE NO ACTIONS, SUITS OR PROCEEDINGS PENDING AGAINST THE CORPORATION, NOR ANY UNSATISFIED JUDGMENTS OR ORDERS OUTSTANDING AGAINST THE CORPORATION EXCEPT AS FOLLOWS:
   IL N'EXISTE AUCUNE CAUSE D'ACTIONS NI POURSUITE ENGAGÉE CONTRE LA SOCIÉTÉ, NI AUCUNE ORDONNANCE NI AUCUN JUGEMENT NON EXÉCUTÉ RENDU CONTRE LA SOCIÉTÉ HORMIS :

   N/A.

8. THE CORPORATION HAS NOT MADE A DISTRIBUTION OF ITS SECURITIES TO THE PUBLIC WITHIN THE MEANING OF SUBSECTION 3(2) OF THE *BUSINESS CORPORATIONS ACT.*
   LA SOCIÉTÉ N'A PROCÉDÉ À AUCUNE ÉMISSION DE VALEURS MOBILIÈRES PAR VOIE DE SOUSCRIPTION PUBLIQUE TEL QU'ON L'ENTEND AU PARAGRAPHE 3.2 DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS *DU YUKON.*

   The Corporation has made a distribution of its securities to the public within the meaning of subsection 3(2).

9. THE CORPORATION BELIEVES THAT THE LAWS OF
   LA SOCIÉTÉ EST D'AVIS QUE LES LOIS EN VIGUEUR EN OU AU British Columbia, Canada
   PERMIT A YUKON CORPORATION TO APPLY TO THAT JURISDICTION FOR CONTINUANCE AND THE LAWS ARE OF SIMILAR EFFECT TO SUBSECTION 191(9) OF THE *BUSINESS CORPORATIONS ACT.*
   AUTORISENT UNE SOCIÉTÉ YUKONNAISE À PRÉSENTER UNE DEMANDE DE PROROGATION SOUS LE RÉGIME DE CETTE AUTORITÉ LÉGISLATIVE ET QUE LA LOI SOUS LE RÉGIME DE LAQUELLE LA SOCIÉTÉ SERA PROROGÉE PRÉVOIT ESSENTIELLEMENT LES MÊMES ÉLÉMENTS QUE CEUX ÉNONCÉS AU PARAGRAPHE 191.9 DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS *DU YUKON.*

10. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
May 26, 2005	[signature]	Director

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3041Q)F2 REV.10/2002

Exhibit 1.19

DUPLICATE

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: C0725504

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Calliope Metals (Holdings) Ltd., has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name CALLIOPE METALS (HOLDINGS) LTD. on May 25, 2005 at 04:44 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 25, 2005

Liz Mueller

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada

 Exhibit 1.20

DUPLICATE

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: C0725507

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that ARGOSY MINING CORP., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0046000, has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name ARGOSY MINING CORP. on May 25, 2005 at 04:50 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 25, 2005

Liz Mueller

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada

 Exhibit 1.21

DUPLICATE

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: C0725552

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that ARGOSY MINERALS INC., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0031025, has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name ARGOSY MINERALS INC. on May 26, 2005 at 11:18 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 26, 2005

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada

 Exhibit 1.22

DUPLICATE

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0725554

CERTIFICATE
OF
AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that ARGOSY MINERALS INC., incorporation number C0725552, and ARGOSY MINING CORP., incorporation number C0725507, and CALLIOPE METALS (HOLDINGS) LTD., incorporation number C0725504 were amalgamated as one company under the name ARGOSY MINERALS INC. on May 26, 2005 at 11:28 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 26, 2005

Liz Mueller

LIZ MUELLER
Registrar of Companies
Province of British Columbia
Canada

Exhibit 1.22

ARGOSY MINERALS INC.
(the "Company")

ARTICLES

INTERPRETATION

Definitions

In these Articles, unless the context otherwise requires:

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

 "legal personal representative" means the personal or other legal representative of the shareholder;

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

"seal" means the seal of the Company, if any.

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Australian Stock Exchange Requirements

If the Company is admitted to the Official List of the ASX, the following provisions shall apply:

Notwithstanding anything contained in these Articles, if the listing rules (the "Listing Rules") of the ASX prohibit an acting being done, the act shall not be done;

Nothing contained in these Articles prevents an act being done that the Listing Rules require to be done;

If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

If the Listing Rules require these Articles to contain a provision and these Articles do not contain such a provision, these Articles are deemed to contain that provision;

If the Listing Rules require these Articles not to contain a provision and these Articles contain such a provision, these Articles are deemed not to contain that provision; and

If any provisions of these Articles is or becomes inconsistent with the Listing Rules, these Articles are deemed not to contain that provision to the extent of the inconsistency.

For the purposes of this Article 1.3:

"ASX" means the Australian Stock Exchange Limited;

"Listing Rules" means the Listing Rules of  the ASX and any other rules of the ASX which are applicable while the Company is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver of the ASX.

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the shareholders will be sufficient delivery to all.

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

issue a replacement share certificate or acknowledgment, as the case may be.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

any indemnity the directors consider adequate.

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ISSUE OF SHARES

Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

consideration is provided to the Company for the issue of the share by one or more of the following:

past services performed for the Company;

property;

money; and

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

SHARE REGISTERS

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

Closing Register

The Company must not at any time close its central securities register.

SHARE TRANSFERS

Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

a duly signed instrument of transfer in respect of the share;

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

in the name of the person named as transferee in that instrument of transfer; or

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

PURCHASE OF SHARES

Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

the Company is insolvent; or

making the payment or providing the consideration would render the Company insolvent.

Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

is not entitled to vote the share at a meeting of its shareholders;

must not pay a dividend in respect of the share; and

must not make any other distribution in respect of the share.

BORROWING POWERS

The Company, if authorized by the directors, may:

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ALTERATIONS

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

if the Company is authorized to issue shares of a class of shares with par value:

decrease the par value of those shares; or

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

alter the identifying name of any of its shares; or

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name and may by ordinary resolution or directors' resolution adopt or change any translation of that name.

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

MEETINGS OF SHAREHOLDERS

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

if and for so long as the Company is a public company, 21 days;

otherwise, 10 days.

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

if and for so long as the Company is a public company, 21 days;

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

state the general nature of the special business; and

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Notice of Dissent Rights

The minimum number of days, before the date of a meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered, by which a copy of the proposed resolution and a notice of the meeting specifying the date of the meeting and advising of the right to send a notice of dissent is to be sent, pursuant to section 240(1) of the Business Corporations Act, to all shareholders of the Company, whether or not their shares carry the right to vote, is if and for so long as the Company is a public company, 21 days;

otherwise, 10 days.

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

At a meeting of shareholders, the following business is special business:

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

at an annual general meeting, all business is special business except for the following:

business relating to the conduct of or voting at the meeting;

consideration of any financial statements of the Company presented to the meeting;

consideration of any reports of the directors or auditor;

the setting or changing of the number of directors;

the election or appointment of directors;

the appointment of an auditor;

the setting of the remuneration of an auditor;

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons present in person and each entitled to vote thereat either as a shareholder or as a proxy for one or more shareholders.

One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

the quorum is one person who is, or who represents by proxy, that shareholder, and that shareholder, present in person or by proxy, may constitute the meeting.

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

the chair of the board, if any; or

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

the poll must be taken:

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

in the manner, at the time and at the place that the chair of the meeting directs;

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

for that purpose, the instrument appointing a representative must:

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

if a representative is appointed under this Article 12.5:

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

Deposit of Proxy

A proxy for a meeting of shareholders must:

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

by the chair of the meeting, before the vote is taken.

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

__________________________________
[Signature of shareholder]

__________________________________
[Name of shareholder-printed]

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

provided, at the meeting, to the chair of the meeting.

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

DIRECTORS

First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

if the Company is a public company, the greater of three and the most recently set of:

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

the number of directors set under Article 14.4;

if the Company is not a public company, the most recently set of:

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

the number of directors set under Article 14.4.

Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

that individual consents to be a director in the manner provided for in the Business Corporations Act;

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

Failure to Elect or Appoint Directors

If:

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

when his or her successor is elected or appointed; and

when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

Ceasing to be a Director

A director ceases to be a director when:

the term of office of the director expires;

the director dies;

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

the director is removed from office pursuant to Articles 14.10 or 14.11.

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ALTERNATE DIRECTORS

Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

the alternate director dies;

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

the alternate director ceases to be qualified to act as a director; or

his or her appointor revokes the appointment of the alternate director.

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

POWERS AND DUTIES OF DIRECTORS

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PROCEEDINGS OF DIRECTORS

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

the chair of the board, if any;

in the absence of the chair of the board, the president, if any, if the president is a director; or

any other director chosen by the directors if:

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

the director or alternate director, as the case may be, has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the directors is a waiver of entitlement to notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

The quorum necessary for the transaction of the business of the directors shall be a majority of the directors.

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing.  A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

the power to fill vacancies in the board of directors;

the power to remove a director;

the power to change the membership of, or fill vacancies in, any committee of the directors; and

such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Appointment and Powers of Other Committees

The directors may, by resolution:

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

the power to fill vacancies in the board of directors;

the power to remove a director;

the power to change the membership of, or fill vacancies in, any committee of the directors; and

the power to appoint or remove officers appointed by the directors; and

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

conform to any rules that may from time to time be imposed on it by the directors; and

report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

terminate the appointment of, or change the membership of, the committee; and

fill vacancies in the committee.

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

the committee may meet and adjourn as it thinks proper;

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

a majority of the members of the committee constitutes a quorum of the committee; and

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

OFFICERS

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

The directors may, for each officer:

determine the functions and duties of the officer;

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

INDEMNIFICATION

Definitions

In this Article 21:

"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

is or may be joined as a party; or

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

"expenses" has the meaning set out in the Business Corporations Act.

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

is or was a director, alternate director, officer, employee or agent of the Company;

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

DIVIDENDS

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

set the value for distribution of specific assets;

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

No dividend bears interest against the Company.

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

ACCOUNTING RECORDS

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

NOTICES

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

mail addressed to the person at the applicable address for that person as follows:

for a record mailed to a shareholder, the shareholder's registered address;

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

in any other case, the mailing address of the intended recipient;

delivery at the applicable address for that person as follows, addressed to the person:

for a record delivered to a shareholder, the shareholder's registered address;

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

in any other case, the delivery address of the intended recipient;

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

physical delivery to the intended recipient.

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

mailing the record, addressed to them:

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

SEAL

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

any two directors;

any officer, together with any director;

if the Company only has one director, that director; or

any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business

Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

 Exhibit 8.1

List of Subsidiaries

Andover resources N.L.

- Australia

Argosy Mining Corporation Pty Ltd.

- South Africa

Exhibit 12.1

CERTIFICATION

I, Peter H. Lloyd, certify that:

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

Date: March 31, 2006
Peter H. Lloyd, Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

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

Date: March 31, 2006
(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the "Company") on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter H. Lloyd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2006
Peter H. Lloyd, Chief Executive Officer (Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the "Company") on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Cecil R. Bond, Director and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2006
(Principal Financial Officer)