Form 20-F
period 2006-12-31
ARGOSY MINERALS INC
filed 2007-04-19
CIK 1047363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

  X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2006

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to __________________

or

Shell Company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report.  _______________________

Commission file number

0-29500

ARGOSY MINERALS INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Level 2 Suite 10, Peninsular Place 57 Labouchere Road South Perth, Western Australia, 6151
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

95,969,105 Common Shares

Indicate by check mark if the Registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act

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

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS

5

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE
ESTIMATES IN THE U.S. AND CANADA

7

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

8

METRIC EQUIVALENTS

8

PART  I

9

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

9

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3 – KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

11

ITEM 4 – INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

B.

Business Overview

20

C.

Organizational Structure

31

D.

Property, Plants and Equipment

31

ITEM 4A. – UNRESOLVED STAFF COMMENTS

32

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

32

A.

Operating Results

33

B.

Liquidity and Capital Resources

38

C.

Research and Development, Patents and Licences, etc.

38

D.

Trend Information

38

E.

Off-balance Sheet Arrangements

39

F.

Contractual Obligations

39

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

39

A.

Directors and Senior Management

39

B.

Compensation

40

C.

Board Practices

42

D.

Employees

43

E.

Share Ownership

43

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

45

A.

Major Shareholders

45

B.

Related Party Transactions

45

C.

Interests of Experts and Counsel

45

ITEM 8 –FINANCIAL INFORMATION

45

A.

Consolidated Statements and Other Financial information

45

B.

Significant Changes

46

ITEM 9 – THE OFFER AND LISTING

46

A.

Offer and Listing Details

46

B.

Plan of Distribution

47

C.

Markets

47

D.

Selling Shareholders.

47

E.

Dilution

47

F.

Expenses of the Issue

47

ITEM 10 – ADDITIONAL INFORMATION

47

A.

Share Capital

47

B.

Memorandum and Articles of Association

47

C.

Material Contracts

50

D.

Exchange Controls

51

E.

Taxation

51

F.

Dividends and Paying Agents

61

G.

Statement by Experts

61

H.

Documents on display

61

I.

Subsidiary Information

61

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

61

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

62

PART  II

62

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

62

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

62

ITEM 15 – CONTROLS AND PROCEDURES

62

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

63

ITEM 16B – CODE OF ETHICS

63

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

63

Audit Fees

63

Audit-Related Fees

63

Tax Fees

63

All Other Fees

63

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

64

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

64

PART  III

64

ITEM 17 – FINANCIAL STATEMENTS

64

ITEM 18 – FINANCIAL STATEMENTS

76

ITEM 19 – EXHIBITS

76

SIGNATURES

78

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of mining terms used in this document:

alluvial	-	resulting from erosion and weathering of primary occurrences and later transported, relocated and concentrated by a river.
amphibole	-	a group of dark, iron and magnesium bearing rock forming minerals.
assays	-	metallurgical procedure for determining grade of sample.
basal	-	lowermost layer or horizon.
biotite	-	a dark to black mica; common rock forming mineral.
breccia	-	rock consisting of fragments, more or less angular, in a matrix of finer-grained material.
calcsilicates	-	a calcium silicate mineral commonly in skarn deposits.
chalcopyrite	-	a yellow coloured copper iron sulphide.
chargeability	-	the primary unit of measurement in time-domain induced polarisation geophysical surveys.
chlorite	-	a soft platy mineral; a hydrated silicate that is a common alteration mineral.
clastic	-	sedimentary rock composed principally of broken fragments derived from pre-existing rocks or minerals.
concentrate	-	a product containing valuable minerals from which most of the waste material in the ore has been separated, usually by a flotation technique.
conductivity	-	relating to electrical conductivity in rocks.
decantation	-	metallurgical process where solutions flow or pumped from one process to another.
development	-	the preparation of a mining property for production.
diamond drilling	-	a type of rotary core drilling in which diamonds are used as the cutting tool.
diamondiferous	-	containing diamond
epidote	-	a yellowish green hydrated calcium, aluminium, iron silicate that often forms as an alteration mineral.
epithermal	-	applied to hydrothermal deposits formed at low temperature and pressure.
fault	-	a fracture in a rock along which there has been displacement.
fault system	-	two or more interconnecting faults.
flotation	-	a metallurgical process involving air bubbles to recover a specific mineral from an ore.
gabbro	-	dark, coarse grained igneous (cooled from deeply buried magma body) rock.
grade	-	the proportion of an element (or substance) in an ore body – commonly expressed as a percentage for base metals and grams/tonne or oz/ton for precious metals.
g/t	-	grams per tonne.
gravels	-	coarse alluvially derived sediments.
IP	-	“induced polarisation”; a geophysical technique that uses electrical currents.
km	-	kilometres (1000 metres).
laterite	-	a residual deposit derived from the weathering of ultrabasic rocks by the drainage of meteoric water through fractures.
lateritic ore	-	laterite containing nickel and cobalt values in economic concentrations.

leaching	-	the dissolution stage of a hydrometallurgical process.
limonite	-

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

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Forward-looking statements in this report include, but are not limited to, the extent of the nickel deposits related to the Burundi Nickel Project (as defined herein), the projected life of any mining project related to such deposits and the ability of Argosy Minerals Inc. (the “Registrant”) to fund its operations for the next 12 months.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:  risks associated with project development; the Registrant’s history of losses and lack of revenues; the Registrant’s lack of mineral producing properties; the potential inability of investors to enforce U.S. judgments against the Registrant or its officers or directors; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; political risks and political risk insurance; environmental liability claims and insurance; infrastructure issues; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share  price and volume; and adverse tax consequences to U.S. shareholders resulting from the Registrant’s “passive foreign investment company” status.  Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under “Item 3. Key Information – Risk Factors”  Although the Registrant believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, performance and achievements or other future events.  The Registrant is under no duty to update any of its forward-looking statements after the date of this report.  Investors should not place undue reliance on such forward-looking statements.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

The information set forth in this Form 20-F is as at February 28, 2007 unless an earlier or later date is indicated.

PART  I

Item 1 – Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. – Operating and Financial Review and Prospects”.  Reference is made to Note 10 of the December 31, 2006 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effects on the Registrant’s financial statements.

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

	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	$1,635,182	$1,198,637	$3,148,252	$2,493,133	$11,079,339
U.S. GAAP	$1,635,182	$1,198,637	$3,148,252	$2,402,621	$10,486,769

Basic & Diluted Loss per Common Share
Canadian GAAP	$0.02	$0.01	$0.03	$0.03	$0.12
U.S. GAAP	$0.02	$0.01	$0.03	$0.03	$0.11

Dividends Declared	n/a	n/a	n/a	n/a	n/a

Balance Sheet
Total Assets
Canadian GAAP	$2,378,898	$3,671,161	$4,812,927	$8,261,351	$10,628,717
U.S. GAAP	$2,378,898	$3,671,161	$4,812,927	$8,261,351	$10,538,205

Net Assets
Canadian GAAP	$2,267,358	$3,463,289	$4,661,926	$7,810,178	$10,303,311
U.S. GAAP	$2,267,358	$3,463,289	$4,661,926	$7,810,178	$10,212,799

Shareholders’ Equity
Canadian GAAP	$2,267,358	$3,463,289	$4,661,926	$7,810,178	$10,303,311
U.S. GAAP	$2,267,358	$3,463,289	$4,661,926	$7,810,178	$10,212,799

Weighted Average Number of Shares Outstanding	95,969,105	95,969,105	95,969,105	95,969,105	95,969,105

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

Year Ended December 31
	2006	2005	2004	2003	2002
Average for Period	0.7547	0.8276	0.7702	0.7205	0.6369

Month Ended
	February 28, 2007	January 31, 2007	December 31, 2006	November 30, 2006	October 31, 2006	September 30, 2006
High for Period	0.7891	0.7917	0.7863	0.7725	0.7553	0.7561
Low for Period	0.7828	0.7834	0.7701	0.7542	0.7406	0.7521

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on February 28, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.8547 (US$1.00 = CDN$1.170) and for the conversion of Australian dollars into United States dollars was 0.7709 (US$1.00 = AUS$1.2971).

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

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.

Lack of Revenues; History of Losses

The Registrant has not recorded any revenues or net income from its operations nor has the Registrant commenced commercial production on any of its properties over the Registrant’s twenty (20) year existence.  The Registrant has accumulated net losses of approximately $42,247,000 through December 31, 2006.  There can be no assurance that significant additional losses will not occur in the near future or that the Registrant will generate any revenues from mining operations or be profitable in the future.  The Registrant anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years if it adds the consultants, personnel and equipment associated with advancing exploration, development and possible commercial production of its properties should it decide to put a property into production.  The amounts and timing of expenditures will depend on the Registrant’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Registrant’s acquisition of additional properties and other factors, many of which are beyond the Registrant’s control.

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

vii.

Uncertainty of Title

Third parties may dispute the Registrant’s rights to its mining and other interests.  While the Registrant has investigated title to all its property interests and, to the best of its knowledge, title to all properties is in good standing or is subject to permit renewal application, this should not be construed as a guarantee of title.

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

Specifically, the Registrant’s Burundi nickel project is located at Musongati in Burundi in Central Africa (the “Burundi Nickel Project”) where there has been a recent history of political conflict between the various tribal groups.  These groups are seeking to share political and military power. Attempts have been made by the international community to broker an agreement which will allow for an end to the conflict and a peaceful transition of power.  The instability within the country gave rise to a declaration of force majeure by the Registrant’s subsidiary in April 2000.  Following the implementation of a transitional government in Burundi in November 2001 as a result of the peace accord signed by most of the parties and a subsequent improvement in general security, the declaration of force majeure was lifted on March 28, 2002.  Force majeure was re-imposed in August 2002 following a significant deterioration in security in Burundi and lifted again in May 2005.  The Registrant has commenced discussions with the Ministry of Mines in Burundi regarding a continuance of the mining Convention and the re-commencement of activities at Musongati.  In the event that the political and security situation does not improve, or that the Mining Convention is not continued, the Registrant’s ability to proceed with the Burundi Nickel Project could be materially adversely affected.

x.

Environmental Factors

While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary in nature.  The Registrant’s projects are at an early stage and will require substantially more work regarding environmental matters and will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent.  Therefore, existing and possible future environmental legislation, regulations and actions in Burundi and Canada could cause additional expense, capital expenditures, restrictions and delays in the Registrant’s activities undertaken in connection with the projects.  The continued conduct of each of the Registrant’s projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested.  Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant’s operations and financial performance.

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

xv.

Currency Fluctuation

The Registrant currently maintains its banking accounts mostly in Canadian dollars.  The Registrant’s office in Australia (using Australian Dollars) and proposed operations in Burundi (using Burundian francs), and the proposed sale of metals which are priced in U.S. dollars make it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results from operations.  The Registrant does not currently engage in hedging activities.

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

xvii.

Dilution

The Registrant may attempt to raise additional capital in the future from the issue of new Common Shares and grant to some or all of its own and its subsidiaries’ directors’, officers’, insiders’ and key employees’ options to purchase the Registrant’s Common Shares as non-cash incentives to those employees.  Such capital raisings may be at prices below or equal to market prices and such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of new Common Shares are issued or such options may be granted and exercised, the interests of then existing shareholders of the Registrant will be subject to additional dilution.

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

Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant’s PFIC Status

The Registrant believes that it qualified as a passive foreign investment company (“PFIC”) for the fiscal year ended December 31, 2006 and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant’s Common Shares because the only source of income is interest, a passive source of income under the PFIC rules.

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

The address for service of the Registrant is at its registered and records office in Canada, located at 925 West Georgia Street, Vancouver, BC V6C 3L2, Canada – tel. (604) 685-3456.  Its registered office in Australia is Suite 10, Peninsula Place, 57 Labouchere Road, South Perth, Western Australia, Australia 6151 – tel. (011) 618-9474-4234.

In March 2003, the Registrant entered into an option agreement, with subsequent amendments for the acquisition of 85% of Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”), the owner of a prospecting permit in Namaqualand, South Africa (the “Albetros Diamond Project”).  See Item 4B Business Overview.

In December 2003 and May 2004, the Registrant entered into option agreements over the Gold Creek properties in Nevada, USA.  See Item 4B Business Overview, Gold in Nevada, US.

In April 2005, the Registrant entered into an option agreement for the acquisition of the Lac Panache Project in Sudbury, Ontario and in April, 2006 entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury, Ontario.  Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claims units each 400m by 400m in area.  See Item 4B Business Overview, Lac Panache Project, Sudbury, Canada.

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

The Registrant has not incurred any capital expenditures on its mineral resource projects over the last three years. All of its projects except the Burundi Nickel Project are held under option agreements and any expenditure on the property is expensed when incurred.  No significant expenditure was incurred on the Burundi Nickel over the last three years; however, project assessment expenditures are reflected below:

Project	Location	2006	2005	2004
Burundi Nickel Project [1]	Burundi, Central Africa	Nil	Nil	Nil

1.

The Registrant acquired the Burundi Nickel Project during the year ended December 31, 1999 following the completion of a plan of arrangement whereby Argosy  Mining Corp. (“AMC”) became a wholly-owned subsidiary of the Registrant.

Where exploration on its mineral projects prove unsatisfactory, the Registrant disposes of the project and writes off expenses and deferred costs associated with that project.  No expenditures were written off over the last three years due to unsatisfactory exploration results.  In addition, the Registrant reviews the carrying costs, if any, of each of its investments quarterly and writes down mineral properties and deferred costs associated with projects whose carried costs may not be recoverable.  No mineral properties and deferred costs were written down over the last three years due to continued low metals prices, political instability, the loss of the project or the inability to introduce a joint venture partner or sell the underlying project:

Capital Expenditures:

Project	Location	2006	2005	2004
n/a	n/a	n/a	n/a	n/a

Divestiture of Assets:

		Proceeds
Project	Location	2006	2005	2004
n/a	n/a	n/a	n/a	n/a

There has been no divestiture of assets over the last three years.

Details of Project Assessment Expenditures during the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Lac Panache & Fish Creek Project
Consulting	$ 4,755	$ 9,130	$ -
Travel and Accommodation	-	1,705	-
Geophysics & Assays	54,343	-
Option and Claim Fees	100,000	43,900	-
Contractor, Equipment and Labor	-	111,026	-
	159,098	165,761	-
Albetros Diamond Project
Consulting, Supervision and Legal	-	-	44,565
Drilling	-	-	80,207
Gravel Processing and Sorting	-	-	57,020
Travel and Accommodation	-	-	55,220
Option Fees	-	-	117,158
Rehabilitation	-	-	30,934
Recovery of Expenses	(79,535)	-	-
	(79,535)	-	385,104
Nevada Gold Project
Consulting, Supervision and Legal	-	4,990	81,995
Assessment and Data	-	-	8,894
Option Fees	-	-	59,317
Claim Fees	-	6,328	12,904
Travel and Accommodation	-	-	53,135
	-	11,318	216,245
Other Projects
Consulting	140,151	44,889	40,331
Assessment	-	3,622	-
Option Fees	-	61,513	-
Travel, Accommodation and other	8,932	15,737	62,368
Expenses Recovered	-	(61,513)	(116,804)
	149,083	64,248	(14,105)
Total	$ 228,646	$ 241,327	$ 587,244

Over the next year, the Registrant proposes to finance the following project assessment and capital expenditures on its projects:

Project	Location	2007 (Proposed)
Lac Panache & Fish Creek Project	Ontario, Canada	$250,000 (1)
Burundi Nickel Project	Burundi, Central Africa	$250,000 (2)

Note:

(1)  Proposed expenditures are subject to completion of the Registrant’s evaluation of exploration results from 2006.

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

At December 31, 2006, the Registrant had two projects, namely:

-

The Burundi Nickel Project in Burundi, Central Africa, and

-

The Lac Panache and Fish Creek Project in Ontario, Canada

In 2003 the Registrant acquired the Albetros Diamond Project and in 2004, the Nevada Gold Projects.  These Projects were terminated in the fiscal year ended December 31, 2005.

Apart from the Lac Panache and Fish Creek Project, all of the Registrant’s projects are located outside North America and none of the projects are currently in production.  Consequently the Registrant does not have a source of revenue other than interest income from cash balances.

To date, the Registrant has not earned any revenues.

1.

Lac Panache and Fish Creek Project, Sudbury, Ontario

In April 2005, the Registrant entered into an option agreement with a private owner over the Lac Panache Project in Sudbury Mining Division, Ontario, Canada. The project area comprised 43 claims containing a total of 162 claim units distributed across four separate blocks: Lake Panache, Brazil Lake, Little Panache and Norwest. The Registrant announced in June 2005 that the total land area of the project had been increased by a further 39 claim units in five claims bringing the total area to 32.2 km2.

The Registrant can earn 100% of the project through staged cash payments totalling $300,000 and completing staged work commitments over three years of $455,000. On production, the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions.

In April, 2006 the Registrant entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claims units, each 400m by 400m in area.  The Registrant can earn 100% of the project through staged cash payments totalling $100,000 and completing staged work commitments over three years of $21,600.  On production, the vendor will retain a 3% NSR.  This NSR is subject to buy-back provisions.

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

Situated approximately 50 km southwest of Sudbury, the Fish Creek property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast. The Mystery Offset Dike has been described by other explorers as being an extension of the Worthington Offset Dike on which CVRD’s (originally Inco’s) Totten Deposit is located. Offsets are dike-like bodies of quartz diorite that have been interpreted as infilling major fracture zones. Thee dikes are known to occur both radiating from and concentric to the Sudbury Igneous Complex (“SIC”).

Summary of Activities

2005 Exploration

During the second half of 2005, the Registrant commenced a program of trail construction and trenching of known geophysical and geochemical anomalies at its Lac Panache Project.

Field activities included reconnaissance-scale sampling of the three smaller claim block areas (Brazil Lake, Little Panache and Norwest) and more detailed mapping and sampling within the larger Panache claim block.  Activities in the Panache claim block were mainly at Boundary Prospect. Approximately 2.5 km of new access trails plus 900 metres of trenching (measured along the long axis of the trench) were completed.  A total of 129 rock samples were collected during the field program and these were submitted to SGS Canada Inc. for assaying.  Of the total number of samples, 62 were channel samples with a cumulative length of 122.7 metres and an average length of about 2 metres.

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

A total of 45 grab samples of outcrop/subcrop were taken along a 2.9 km long interval of gabbro. A central 1km length of strike in which 25 samples were collected returned 11 samples with greater than 0.2% copper (maximum of 0.59% copper), five with greater than 0.1% nickel (maximum of 0.17%), and six with greater than 1ppm platinum+palladium+gold (maximum of 2.213 ppm). Samples carrying anomalous grades are metagabbro with disseminated and/or fracture-controlled sulphides (chalcopyrite, pyrrhotite, pyrite and pentlandite). The metagabbro is typically a weakly metamorphosed gabbro in which the mafic phases exhibit alteration to biotite and amphibole.

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

A roughly linear NW-trending conductivity anomaly within the southern half of the geophysical survey area is located along the southern contact zone between Nipissing Gabbro and Espanola Formation.  As a result of the recent trenching program, this contact zone, up to 14m in thickness, has now been traced for some 960m. The mineralogy of the zone changes along strike from a sulphide and magnetite bearing skarn-style assemblage, within the NW half, to a quartz +/- calcsilicates +/- sulphides vein/breccia/replacement style of mineralisation to the SE. Sulphide minerals in the skarn are chalcopyrite, pyrite and pyrrhotite; magnetite is locally abundant.

Channel sampling was carried out at seven locations along the strike of the contact zone with a total of 30 channel samples being collected. Copper assays ranged between 19 ppm in quartz vein material at the eastern end of the contact zone to 2m with 0.49% copper (within 6m @ 0.34% copper and 0.17% nickel) in quartz-pyrite breccia near the central part.

The strong chargeability anomaly along the gabbro’s northern contact was intersected in two trenches. In each the anomaly was found to be caused by the presence of disseminated pyrite and pyrrhotite within metaconglomerates belonging to the Bruce Formation.

Isolated chargeability anomalies within the Nipissing Gabbro are related to zones of disseminated and fracture-controlled sulphides (mainly pyrrhotite and chalcopyrite with minor pentlandite). Channel sampling of Nipissing gabbro returned only weakly anomalous grades, best being 6m with 0.27ppm platinum+palladium+gold. The best grab sample returned 0.57 ppm.

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

2006 Exploration

The Registrant contracted Aeroquest Limited to carry out a 323 line kilometer combined electromagnetic (“EM”) and magnetic helicopter-borne survey (AeroTEM II) across the Fish Creek project area and portions of the Lac Panache project area. Areas flown include the Sawmill Bay prospect area on the eastern side of the main Panache block of claims, the Little Panache claims, the Brazil Lake area and the Fish Creek project area. The primary application of the AeroTEM II system is the detection of near-surface massive sulphides.

The Registrant contracted Southern Geoscience Consultants (“SGC”) of Perth, Western Australia, to act as its geophysics consultant for the processing and interpretation of survey results. SGC identified 15 EM conductors (anomalies) at Sawmill Bay, one conductor anomaly at Little Panache with a further six at Brazil Lake – Fish Creek. Of interest to the Registrant are a cluster of 6 EM conductors spread out along a 1.5 km area between Sawmill Bay and the southwest corner of the AeroTEM II survey area. All but one of the conductors are sourced within the Nipissing Gabbro. Two of the anomalies have strike lengths in excess of 200m with one of these still being open to the west. The remaining conductors are more discrete. All of the conductors have strong on time as well as off time responses indicating relatively high conductivity. The position and overall strength of these conductors are consistent with a massive sulphide source.

Plan of Operations

In 2007, following the completion of an evaluation of exploration results from 2006, the Registrant plans to conduct further exploration on the Lac Panache and Fish Creek Projects with a view to establishing targets for drill testing to determine the extent, if any, of mineralization on the Project.

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

i.

Land

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits are reserved for Andover pending the completion of a feasibility study at Musongati.  On April 19, 2000, Andover declared force majeure and curtailed operations in Burundi due to the deteriorating security situation.  In March 2002, the declaration of force majeure was lifted due to improved security conditions in Burundi; however, due to the deterioration in security in Burundi, force majeure was re-imposed on August

1, 2002.  The project was subject to force majeure between August 2002 (except for a brief period during 2004) and May 2005 when Andover lifted force majeure following elections for a new government and improved security.  Andover has initiated discussions with the Ministry of Mines regarding an extension to the Convention, to take into account time lost due to the project being subject to force majeure, however, as at March 15, 2007 no agreement had been reached regarding such an extension.  The Musongati licence area is sparsely populated due in part to the poor lateritic soil.

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

Plan of Operations

The Registrant’s plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals (“PGMs”) from the nickel laterite deposits at Musongati.  The Registrant provided to the government a staged work program and scheduled a costing study to update the previous studies, leading to a full project feasibility study in 2001.  The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects.  On April 19, 2000 Andover declared force majeure due to delays to the feasibility study caused by security issues in the region. As a result of this declaration, activities on the project were suspended.  Pursuant to the Convention, Andover’s obligations under the Convention are suspended for a period of up to 2 years while the declaration of force majeure is in effect.  The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Convention were extended by that period of force majeure.  Due to the subsequent deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002 and remained in place, except for a brief period in 2004, until May 2005.  The Registrant has initiated discussions with the Ministry of Mines regarding the continuance of the Mining Convention.  The Registrant intends to recommence activities in Burundi after discussions are completed.

During 2002, the Registrant engaged the international engineering firm Sinclair Knight Merz (“SKM”) to conduct a critical cost review of the Burundi Nickel Project.  The study concluded that the project may prove uneconomic, using nickel and cobalt prices of $3.00/lb and $7.50/lb respectively, if one were to simply attempt to exploit the nickel laterite orebody.  However, due to the fact that the laterite orebody overlies a large basic/ultrabasic instrusive complex containing known nickel sulphide and associated PGMs it may provide an opportunity for a staged development utilizing the PGM potential at Musongati.  Increases in the price of metals in recent years will positively impact the potential for a future project at Musongati.

In order for the Registrant to complete the current stage of the development of the Burundi Nickel Project there must be a sustained return to political stability and security and it must conclude an agreement with the government for an extension to the mining Convention following which, it must undertake various steps, including the following:

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

As a result of not yet being able to conclude discussions with the government regarding an extension to the Mining Convention, the Registrant was unable to conduct any significant activity at its Burundi Nickel Project during 2006.  Future activity depends on the Registrant obtaining an extension to the Mining Convention and continued improvement in the security situation in Burundi.

3.

Gold in Nevada, U.S.

Gold Creek

In November 2003, the Registrant entered into an option agreement over a gold-rich vein system (“Gold Creek”) in Elko County, Nevada, U.S. (the “Nevada Gold Project”).  The property is located within the southern boundary area of Humboldt National Forest, some 100 km north of the town of Elko, and NE of Jerritt Canyon Gold Mine.  Access to the property is via secondary gravel road to the entrance to the national forest and then on tracks which criss cross the area.

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

Diamond Jim

In December 2003, the Registrant announced another option agreement over additional claims covering the northern extension Gold Creek.  The northern extension is covered by 33 unpatented mining claims (“Diamond Jim Mine Claims”), total area 2.2 km2 that adjoins the Gold Creek claims located to the south.  Mineral rights on the claims are held by a private individual.  The option agreement, at no cost, allowed the Registrant until May 2004 to decide on whether to continue exploring the Diamond Jim claim block and to negotiate terms that would govern any extension to the option.  In June 2004, the Registrant announced that it had entered into an option agreement over the Diamond Jim Mine Claims.  The terms of the three year option agreement required the Registrant to pay US $20,000 on signature and equal payments of US $20,000 at the end of the first and second years.  The option grants the Registrant the right to purchase the property outright for US $1,500,000 with option payments being credited towards the purchase price.

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

- R7,000,000 ($1,486,000) on August 31, 2004.  *

- R5,950,000 ($1,263,000) on December 1, 2004.  *

An application for a new prospecting permit (“Permit”) was submitted in January 2004 as the expiry date of the Permit was March 15, 2004.  However, with the new Minerals and Energy Act in South Africa coming into force in May 2004, processing of the application was delayed.

*Pursuant to the Agreement with the shareholders of Albetros, the Registrant had until August 31, 2004 (the option exercise date) to fully evaluate the Project.  As a new Permit had not yet been issued, the Registrant ceased its obligation to make option payments subsequent to March 2003 and advised the shareholders of Albetros that all payment obligations would be extended by the number of days that Albetros did not hold a valid Permit.

In March 2005, the Registrant terminated its option to acquire Albetros as a new Permit still had not been issued.

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

Tripartite Agreement

The Registrant had previously entered into a Heads of Agreement with Societe des Mines De La Tontouta (“SMT”) to carry out a feasibility study, at the Registrant’s risk, for the development of a nickel refinery based upon SMT’s mining concessions at Nakety and Bogota.  The Heads of Agreement also provided for a joint venture to be established between the Registrant and SMT to develop the project.   On July 25, 2001, the Registrant announced JSC "MMC Norilsk Nickel" had taken the positive decision to proceed with the Nakety/Bogota project in New Caledonia by completing the bankable feasibility study leading to the joint development with the Registrant and SMT of the project.  A Tripartite Agreement (the “Agreement”) between NN Invest Holding SA (“NNIH”), SMT and the Registrant’s subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Registrant 45% of its costs incurred to date, or US$7.166,000 (Cdn$11,307,948).  On August 5, 2002, the Registrant received a termination notice from NNIH, terminating its involvement in the New Caledonia Nickel Project.  The termination by NNIH effectively terminated the Registrant’s interest in the New Caledonia Nickel Project.  In addition NNIH, through the International Chamber of Commerce(“ICC”), issued a request for arbitration for the return of the US$7,166,000 paid to the Registrant as a reimbursement of expenditures paid on signing of the Tripartite Agreement plus expenditures of US$1,368,222 and the costs of arbitration.

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

D.

Property, Plants and Equipment

At December 31, 2006 the Registrant did not have any significant plant and equipment, mines or producing properties.  The Registrant is an exploration stage company, and it has not determined whether its properties contain ore reserves that are economically recoverable.

The Registrant owns and has options to acquire certain mineral properties as part of its business, as described in detail in “Item 4.B. – Business Overview”.  These include the following:

Name	Licence	Type	Size
[1] Lac Panache Project		48 Mining Claims	32.2 km2
[1] Fish Creek Project		2 Mining Claims	2.88 km2
[2] Burundi Nickel Project	Decree 100/32	Musongati Exploration Licence	171.1 km2

1.

Option to acquire 100% of the Lac Panache and Fish Creek Project

2.

The Burundi Nickel Project is held pursuant to a Mining Convention with the Government of Burundi. The Registrant has initiated discussions with the Ministry of Mines in Burundi to extend the Mining Convention.

1.

Lac Panache and Fish Creek Projects, Sudbury, Ontario

In April 2005, the Registrant entered into an option agreement with a private owner over the Lac Panache Project in Sudbury Mining Division, Ontario, Canada.  The project area comprised 43 claims containing a total of 162 claim units distributed across four separate blocks:  Lake Panache, Brazil Lake, Little Panache and Norwest.  The Registrant announced in June 2005 that the total land area of the project had been increased by a further 39 claim units in five claims bringing the total area to 32.2 km2.

The Registrant can earn 100% of the project through staged cash payments totalling $300,000 and completing staged work commitments over three years of $455,000.  On production the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions.

In April 2006, the Registrant entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2 in area, the property consists of two claims containing a total of 18 claims units, each 400m by 400m in area.

The Registrant can earn 100% of the project through staged cash payments totalling $100,000 and completing staged work commitments over three years of $21,600.  On production, the vendor will retain a 3% NSR.  This NSR is subject to buy-back provisions.

During the second half of 2005, the Registrant commenced a program of trail construction and trenching of known geophysical and geochemical anomalies and in 2006 conducted an airborne survey at its Lac Panache Project.

For more information, please see “Item 4B – Lac Panache and Fish Creek Project, Sudbury, Ontario.”

2.

Burundi Nickel Project - Musongati

Musongati lies at an elevation of 1700 m, in the tropical highlands of Burundi, about 1000 m above Lake Tanganyika.  The outlying Waga deposit is 30 km west of Musongati and the Nyabikere deposit is 40 km north.

The Musongati laterites are derived from the weathering of an ultrabasic complex, particularly serpentinised dunite with a primary nickel content of about 0.3%.  Two types of mineralisation are present in approximately equal proportions: limonite and saprolite (a less weathered laterite rock type generally found beneath limonite). Nickel in the limonite mineralisation is tied to goethite, whereas in the saprolite mineralization, it is related to serpentine group and clay minerals. The typical weathering profile is canga (iron caprock), the limonite zone (averaging 15 m thick), the saprolite zone (averaging 12 m thick) and ultrabasic bedrock.

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

(b)

Contingent liabilities – Management evaluates any claims against the Registrant and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

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

The Registrant’s consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Registrant, conforms quantitatively in all material respects for the periods presented with US GAAP except for the measurement differences referred to in Note 10 to the financial statements of the Registrant.

The Registrant’s consolidated financial statements were prepared on a going-concern basis which assumes that the Registrant will be able to realize assets and discharge liabilities in the normal course of business.

From incorporation in December 1985, the Registrant has been exclusively a natural resource company engaged in the business of exploration of diamonds, metals and minerals.  At this stage of its development, the Registrant has no producing properties and, consequently, has no current operating income or cash flow.

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

2006 Fiscal Year

Lac Panache and Fish Creek

During the year ended December 31, 2006, the Registrant secured an option to acquire the Fish Creek project in Sudbury, Ontario.  Expenditures on the Lac Panache and Fish Creek Projects during the year on option fees and exploration activities totalled $159,098. Exploration consisted primarily of an airborne geophysical survey.

Burundi Nickel Project

No significant activities were undertaken on the Burundi Nickel Project during the year ended December 31, 2006 as the Registrant has been in communication with the Department of Mines in Burundi regarding an extension to the Mining Convention. The Registrant engaged a consultant during 2006 to assist in the negotiations with the Ministry of Mines.

Other Opportunities

The Registrant has investigated various other opportunities in Africa and elsewhere during the fiscal year.

2005 Fiscal Year

Lac Panache

During the year ended December 31, 2005, the Registrant secured an option to acquire the Lac Panache Project in Sudbury, Ontario and expended $165,761 on option fees and exploration activities.  Exploration consisted previously of reconnaissance scale sampling of the Brazil Lake, Little Panache and Norwest areas and more detailed mapping and sampling within the larger Panache claim block.  Approximately 2.5 kms. of new access trails plus 900 metres of trenching were completed.  A total of 127 rock samples were collected.

Burundi Nickel Project

The Registrant was involved in investigations into the Burundi Nickel Project, which involved a scoping study on the construction of an integrated mine and PAL processing refinery to be sited at Musongati in Burundi.  Studies were focused on important transportation and infrastructure issues.  The Registrant declared force majeure in April 2000 due to the deteriorating security situation in the region.  Except for brief periods during 2002 and 2004, the Project has been subject to force majeure due to the unstable conditions in Burundi.  Following improving political and security conditions in Burundi, force majeure on the Musongati Project was lifted in May 2005.  The Registrant is currently in discussions with the Ministry of Mines regarding an extension to the Mining Convention.  Should the Mining Convention be extended, the Registrant plans to re-commence activities in Burundi.  Should the Registrant re-commence activities a new performance bond will be required.  See “Item 4.B. Burundi Nickel Project- Musongati”.

Nevada Gold Project

The Nevada Gold Project was acquired under option agreements in November and December, 2003 and a further option agreement over adjoining unpatented mining claims in May 2004.  Following completion of an assessment of the Nevada Gold Project, the Registrant terminated its options to acquire the St. Elmo, Elko County Nevada USA project in June, 2005 and its option to acquire the Diamond Jim Mine, Nevada USA in November, 2005.  See “Item 4.B. Gold in Nevada, USA.”

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

Site visits were made to investigate several gold and silver project opportunities in Nevada and elsewhere in North America.

In addition, several diamond project opportunities from southern Africa were reviewed during the year, but did not continue beyond the initial due diligence phase.

During the year ended December 31, 2004, the Registrant expended approximately $103,000 evaluating these opportunities.

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

Outlook

Existing Projects

The Registrant is currently evaluating the results of exploration activities conducted on the Lac Panache and Fish Creek projects during the fiscal year ended December 31, 2006.  Should these results prove positive, the Registrant plans to conduct further exploration on the Project during 2007.  Following the lifting of force majeure at its Burundi Nickel Project, the Registrant initiated discussions with the Ministry of Mines regarding an extension to the Mining Convention.  Should the Mining Convention be extended, the Registrant plans to conduct a study regarding the development of the Musongati deposit.  Such study could include the possibility of heap leaching of the nickel and the potential for platinum group metals at Musongati.

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

Administration

Administrative expenses during fiscal 2007 are expected to be lower than those of 2006 due to the closure of the Canadian office in late 2006 and the consolidation of administrative activities in Australia, however, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support.  Expenses for future periods cannot be predicted.

Summary and Analysis of Financial Operations

Comparison of Fiscal 2006 to 2005

The Registrant incurred a loss of $1,635,182 for the year ended December 31, 2006 compared to a loss of $1,198,637 for the year ended December 31, 2005.  The increased loss of $436,545 from 2005 to 2006 is mostly attributable to the non-cash stock-based compensation of $439,252. The total of the administration and project assessment expenditures were similar.  At December 31, 2006 substantially all of the Registrant’s cash balances were held in Canadian dollars, consequently exchange gains and losses in 2006 were minimal, however, the Registrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will be exposed to exchange gains or losses in the future.

Interest income of $107,563 for the year ended December 31, 2006, increased from $96,310 for the year ended December 31, 2005 as a result increasing interest rates.

During the year ended December 31, 2006, cash required for operating activities amounted to $1,269,784 compared to $990,292 for the year ended December 31, 2005.

The increase in cash required for operating activities of approximately $279,492 resulted mainly from a decrease in accounts receivable of $96,332 and payment of a redundancy of circa $170,000.

During 2006, administrative expenses were $1,514,475 compared to $1,052,479 for the year ended December 31, 2005.  The increase as previously advised was mainly  due to the non-cash cost of stock-based compensation of $439,251.

Comparison of Fiscal 2005 to 2004

The Registrant incurred a loss of $1,198,637 for the year ended December 31, 2005 compared to a loss of $3,148,252 for the year ended December 31, 2004.  The decreased loss of $1,949,615 from 2004 to 2005 is mostly attributable to decreased arbitration expenses of $789,871, due to the arbitration between the Registrant and NNIH being finalized in 2004, a reduction in management fees of $505,361, reduced salary and benefit costs of $84,346 due to lower levels of corporate activity, reduced project assessment costs of $3,450,917 mainly due to the Albetros Diamond Project and the Nevada Gold Project not proceeding, and a foreign exchange loss of $255,686 in 2004 due to the Australian dollar weakening against the Canadian dollar and the Registrant holding substantial cash balances in Australian dollars during the 2004 year not being incurred in 2005.  At December 31, 2004, substantially all of the Registrant’s cash balances were held in Canadian dollars, consequently exchange gains and losses in 2005 were minimal, however, the Registrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will be exposed to exchange gains or losses in the future.

Interest income of $96,310 for the year ended December 31, 2005, decreased from $214,247 for the year ended December 31, 2004 as a result of decreasing cash balances and the Registrant holding its balances in Canadian dollars at lower interest rates.

During the year ended December 31, 2005, cash required for operating activities amounted to $988,671 compared to $3,434,568 for the year ended December 31, 2004.

The decrease in cash required for operating activities of approximately $2,446,000 resulted mainly from the decreased loss for the year of $1,949,615, while accounts receivable declined by $140,571 and accounts payable increased by $56,871 compared to a decrease of $300,172 in 2004 for a further reduction in cash used for operations of approximately $500,000 in 2005.

During 2005, administrative expenses were $1,052,479 compared to $2,519,569 for the year ended December 31, 2004.  The decrease of $1,467,090 was mainly due to the arbitration between the

Registrant and NNIH being settled in 2004 and management fees and salaries and benefits decreasing by $505,361 and $84,346, respectively, due to lower levels of corporate activity in 2005.

B.

Liquidity and Capital Resources

The Registrant’s primary source of funds since incorporation has been the issuance of Common Shares pursuant to various public and private financings and reimbursement of prior project expenses.  The Registrant has had no revenue from mining operations to date and does not anticipate having mining revenues in the foreseeable future.

The Registrant’s cash balance at December 31, 2006 totalled $2,356,331 compared to $3,626,115 at December 31, 2005.  Aside from such cash, the Registrant has no material unused sources of liquid assets.  No cash was raised on the issuance of capital stock during 2006.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

At December 31, 2006, the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in. See “Item 4.D. - Property, Plant and Equipment.”

In addition, the Registrant anticipates spending approximately $1,100,000 during 2006 for administrative and other operating expenditures at its head office in Langley, British Columbia, and at its office in Perth, Australia and on project assessment expenditures.

The Registrant may decide to acquire new properties, at which time the Registrant may require additional equity financing.  Any such decision will be based on the results of ongoing exploration programs and the response of equity markets to the Registrant’s properties and business plan.  The Registrant expects to fulfil these cash commitments through its current cash on hand.

The Registrant believes it has sufficient cash resources to fund its operations for at least the next 12 months.  The Registrant does not have any source of funds other than from the issuance of capital stock and the exercise of options, and the possible joint venture or sale of its mineral properties.  While the Registrant has been successful in the past in raising the necessary funds for the exploration of its mineral properties there is no assurance that funding will be available on terms acceptable to the Registrant or at all.  If such funds cannot be secured, the Registrant will be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements or option agreements.

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

E.

Off-balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.

Contractual Obligations

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Property Payments – Lac Panache	$ 120,000	$ 60,000	-	-	$ 180,000 [1]
Property Payments – Fish Creek	$ 25,000	$ 55,000	-	-	$ 90,000 [1]
Property Expenditure Commitments – Lac Panache	$ 130,000[2]	$ 260,000	-	-	$ 390,000 [1]
Property Expenditure Commitments – Fish Creek	$ 7,200	$ 7,200	-	-	$ 14,400 [1]
$ 664,400

1.

The Registrant may withdraw from this agreement at any time.

2.

Of this amount, approximately $120,000 has already been incurred.

There are no other contractual obligations except for any which may arise should the Mining Convention covering the Burundi Nickel Project be extended.

 Item 6 – Directors, Senior Management and Employees

A.

Directors and Senior Management

The following provides a description of the backgrounds of the directors and officers of the Registrant.

Peter H. Lloyd, Chief Executive Officer of the Registrant from February 2004 to present.  President and Chief Executive Officer of the Registrant from April 2005 to present and from March 1998 to February 2004; a Director of the Registrant from August 1996 to November 1996 and September 1997 to present.  Chairman of AMC from April 1993 to March 1998; a Director of Emmerson Holdings Pty Ltd from 1988 to present; a Director of Wedgefield Holdings Pty Ltd from 1988 to present; a Director of Peninsular Services Pty Ltd from January 2000 to present; and a Director of Java Black Mining Pty Ltd from June 1995 to present.

Cecil R. Bond, a Director of the Registrant from March 1997 to present; Corporate Secretary of the Registrant from April 1998 to February 2007 and Chief Executive Officer of the Registrant from February 2004 to March 2005; Chief Financial Officer of the Registrant from April 1998 to June 2004; Chief Financial Officer and Corporate Secretary of AMC from August 1998 to May 2005 and a Director of AMC from November 1999 to May 2005; Senior Financial Officer of a number of other public and private companies. Mr. Bond is a Chartered Accountant and obtained a Bachelor of Commerce from the University of Cape Town in 1981.

John Maloney, a Director of the Registrant from April 2003 to present.  Secretary of Wesley College Endowment Fund Association Inc since 1982; a Director of Old Wesley Collegians Association since 1995; and a Director of Cybertop Pty Ltd since 1998; Bursar of Wesley College from 1968 to 1993.

Malcolm K. Smartt, a Director of the Registrant from March 2, 2006 to present.  Corporate Secretary of the Registrant from February 2007 to present.  Currently serves as a non-executive director of a number of public companies.

There are no arrangements or understandings pursuant to which any director or executive officer was selected as a director or executive officer.  There are no family relationships between any two or more directors or executive officers.

B.

Compensation

The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant’s most recent fiscal year, directly and indirectly, including directors fees, to all officers and directors in their capacity as such totalled $457,305.

The Registrant paid a total of $45,833 in directors’ fees during the year ended December 31, 2006.  Each director receiving directors’ fees is paid a maximum of $25,000 per year.

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

The following table sets out a summary of compensation paid to the executive officers (the “Executive Officers”) of the Registrant during the year ended December 31, 2006.

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation (7) ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share units(1) ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation (6) ($)
Peter H. Lloyd (3) Chief Executive Officer, Chairman and a Director	Nil	Nil	$241,185	2,500,000 (2)	Nil	Nil	Nil
Cecil R. Bond (4) Corporate Secretary and a Director	Nil	Nil	$144,000	1,250,000 (2)	Nil	Nil	Nil
Malcolm K. Smartt (5) Chief Financial Officer and a Director	Nil	Nil	$43,500(6)	1,000,000 (2)	Nil	Nil	Nil

(1)

The term “restricted shares” as it is used in this table means shares granted or awarded as compensation, other than incentive stock options, which may be subject to vesting conditions based on performance, lapse of time or continued service with the Registrant or its subsidiary. There are no restricted shares issued by the Registrant within this meaning.

(2)

The options granted to the executive officers at A$0.10 per share were approved by shareholders on May 26, 2006.

(3)

Mr. Lloyd was appointed Chief Executive Officer and President in April, 2005

(4)

Mr. Bond resigned as Corporate Secretary in February 2007.

(5)

Mr. Smartt was appointed Corporate Secretary in February 2007.

(6)

Compensation consists of directors’ fees, consulting fees and salary for the period of November and December 2006.

(7)

Other annual compensation consists of management and directors’ fees

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

No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.  Options to directors expire up to 6 months following the termination of service of the optionee, while options to employees expire at various times between 30 days and up to six months following termination of service.

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

The following table sets forth the stock options outstanding at February 28 , 2007 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Peter H. Lloyd, CEO, President, CEO and a Director	2,500,000	A$0.10	May 25, 2011
Cecil R. Bond, a Director	1,250,000	A$0.10	May 25, 2011
John S. Maloney Chairman and a Director	1,000,000	A$0.10	May 25, 2011
Malcolm K. Smartt Corporate Secretary and a Director	1,000,000	A$0.10	May 25, 2011

In total, directors, officers and employees hold options that are exercisable into 7 ,100,000 Common Shares.  All the options expire on May 25, 2011.

The terms and conditions of options which are issued from time to time upon shareholder approval are as follows:

1.

The options may be exercised in a specific period.

2.

Directors’ options remain exercisable for up to 6 months after the date the optionee ceases to be a director or officer of the Registrant.  Employees’ options remain exercisable for between 30 days and up to six months after the date the optionee ceases to be an employee of the Registrant.

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

7.

All shares issued upon exercise of the options will rank pari passu in all respects with the Registrant’s then outstanding shares.

8.

There is no participating rights or entitlements inherent in the options and optionees will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options.  However, the Registrant will send a notice to each holder of options at least nine business days before the relevant record date.  This will give option holders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

9.

If the Registrant makes a bonus issue of shares pro-rata to existing shareholders (other than an issue in lieu in satisfaction of dividends or by way of dividend investment) and no share has been allotted in respect of an option before the books closing date for determining entitlements to the bonus issue, then the number of shares over which the option is exerciseable shall be increased by the number of shares which the option holder would have received if the option holder had exercised the option prior to the closing date of the books.

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

Pursuant to an agreement dated February 2006 between the Registrant and Peninsular Services Pty Ltd (“Peninsular”), Peninsular has provided the services of Mr. Lloyd in consideration of an annual fee of A$250,000. In addition Peninsular provides administrative and technical support personnel as required by the Registrant from time to time. The consideration paid to Peninsular for these services during the fiscal year was approximately $117,000. Mr. Lloyd was appointed Chief Executive Officer of the Registrant in April 2005.

Effective July, 2005, Emmerson Holdings Pty Ltd., a company controlled by Mr. Lloyd has provided office facilities to the Registrant in Australia at a cost of A$2,803 per month.  The consideration paid to Emmerson Holdings during the fiscal year for office rent totalled A$33,636.

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and C.R. Bond (“CRBC”), CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year.  In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC.  Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.  These agreements were superceded effective July 2003; pursuant to an agreement between 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond, and the Registrant, 667060 provides management and consulting services for consideration of A$175,000 per year.  Mr. Bond resigned as Chief Executive Officer of the Registrant in April 2005, however 667060 continued to supply management and consulting services at an annual fee of approximately $70,000 until October 2006.  In addition, 667060 provided personnel and office facilities to the Registrant in Canada until November 2006 which amounted to a consideration of $61,091 for the year ended December 31, 2006.

Audit Committee

In accordance with the Business Corporations Act (Yukon), the Registrant is required to have an audit committee.  The Registrant’s current Audit Committee consists of:

Name	Present Office
Peter H. Lloyd	CEO and Director
John Maloney	Non Executive Chairman
Malcolm Smartt	Director and Corporate Secretary

The Audit Committee meets with the Registrant’s independent accountants and management periodically to review the scope and results of the annual audit and to review the Registrant’s financial statements and related reporting matters prior to the submission of the financial statements to the Board.

The Audit Committee meets as often as it determines, but not less frequently than quarterly.  The committee reviews all financial statements prior to the submission of those statements to the Board for approval.  In addition, the committee meets with the independent auditors at least on an annual basis to review and discuss the audit of the Registrant’s financial statements.  The Audit Committee pre-approves all the audit engagement terms and all non-audit services.  Certain services are pre-approved by the Audit Committee on an annual basis.

The Registrant has established an Audit Committee charter which deals with the establishment of the Audit Committee and sets out its duties and responsibilities.

Remuneration Committee

The Registrant does not have a separate remuneration committee.  The full Board reviews the terms and conditions of employment and remuneration levels for employees.

D.

Employees

The following table sets forth the number of direct and indirect employees of the Registrant and all of its subsidiaries at December 31 for each of the years indicated.  The employees listed below can all be characterised as administrative personnel.

Year	Canada	Australia	Total
2004	3	5	8
2005	3	3	5
2006	1	3	4

The decrease in personnel in Canada was due to the closure of the Canadian office in November 2006.

None of the Registrant’s employees are members of a labour union.

E.

Share Ownership

The following table sets forth, as of February 28, 2007, the number of the Registrant’s Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name and positions held in the Registrant	Number of shares owned or controlled at Feb. 28, 2007 (5)	Percentage of shares outstanding
PETER H. LLOYD (1) President, CEO, Chairman & Director	8,787,539 (2)	8.9%
CECIL R. BOND Director	1,982,000 (3)	2.0%
JOHN MALONEY (1) Non Executive Chairman	1,000,000 (4)	1.0%
MALCOLM SMARTT (1) Corporate Secretary and Director	1,000,000 (4)	1.0%

(1)

Member of audit committee.

(2)

Includes options to purchase 2,500,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011.

(3)   Includes options to purchase 1,250,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011.

(4)   Includes options to purchase 1,000,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011.

(5)

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

No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.  Options to directors expire up to six months following the termination of service of the optionee, while options to employees expire between 30 days and up to six months following termination of service.

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

The following table sets forth the stock options outstanding at February 28 , 2007 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Peter H. Lloyd, CEO, President, CEO and a director of the Registrant	2,500,000	A$0.10	May 25, 2011
Cecil R. Bond, a director of the Registrant	1,250,000	A$0.10	May 25, 2011
John S Maloney Non Executive Chairman and a Director of the Registrant	1,000,000	A$0.10	May 25, 2011
Malcolm K. Smartt Corporate Secretary and a Director of the Registrant	1,000,000	A$0.10	May 25, 2011

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

At February 28, 2007 there were 267 record holders of the Registrant’s Common Shares resident in the United States, holding 6,006,041 Common Shares.  This number represents approximately 6.3% of the total issued and outstanding Common Shares of the Registrant at that date.

At February 28, 2006, there were a total of 1,761 record holders of the Registrant’s Common Shares.

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

B.

Significant Changes

There have been no significant changes in the financial condition of the Registrant since the most recent consolidated financial statements dated December31, 2006.

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

The following table sets out the high and low market prices and the volume of the Common Shares traded on the ASX for the last 5 years and eight quarters ending December 31, 2006 and for the last six months to February 28, 2007.

Year Ended	ASX high	ASX Low	ASX Volume

2002	A$0.550	A$0.097	21,999,477
2003	A$0.310	A$0.088	19,781,253
2004	A$0.280	A$0.060	16,064,905
2005	A$0.090	A$0.030	9,501,720
2006	A$0.10	A$0.042	8,920,390
Quarter Ended
March 31, 2005	A$0.090	A$0.053	2,820,045
June 30, 2005	A$0.085	A$0.038	3,966,969
September 30, 2005	A$0.076	A$0.030	1,985,893
December 31, 2005	A$0.056	A$0.048	728,813
March 31, 2006	A$0.065	A$0.042	794,812
June 30, 2006	A$0.090	A$0.054	3,277,628
September 30, 2006	A$0.100	A$0.051	2,280,345
December 31, 2006	A$0.100	A$0.060	2,567,605
Month Ended
September 30, 2006	A$0.079	A$0.060	428,000
October 31, 2006	A$0.079	A$0.056	1,009,544
November 30, 2006	A$0.100	A$0.072	1,039,475
December 31, 2006	A$0.081	A$0.065	518,586
January 31, 2007	A$0.090	A$0.077	396,110
February 28, 2007	A$0.098	A$0.070	2,940,886

B.

Plan of Distribution

Not applicable.

C.

Markets

The principal trading market for the Registrant’s Common Shares is the ASX.  Effective June 6, 1997, the Registrant’s Common Shares commenced trading on the ASX under the trading symbol “CIO”.  The Registrant’s Common Shares previously traded on the CDNX from 1996 under the symbol “CYO”.  Effective May 7, 1999, the Registrant’s Common Shares began trading on the ASX under the symbol “AGY” and traded on the CDNX under the symbol “AGY” until October 4, 2001 when the Registrant delisted its shares from the CDNX due to a lack of trading volume.

D.

Selling Shareholders.

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Not applicable.

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

The directors have the authority under the Articles to appoint officers to serve at the pleasure of the Board.  The powers of the directors set forth in the Articles can be varied by amending the Articles.  Section 259 of the Act provides that a corporation may amend its Articles by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution.  A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors

There is no provision in the By-laws or Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

There is no requirement for directors to hold a share in the capital of the Registrant as qualification for holding office.  Section 124 of the Act provides that no person is qualified to act as a director if that person is:

(a)

under the age of 19 years;

(b)

found to be incapable of managing the person’s own affairs;

(c)

not an individual;

(d)

a person who has the status of bankruptcy, or

(e)

a person who is convicted of an offence in connection with the formation, promotion or management of a corporation or fraud.

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

Limitations on Ownership of Securities

Except for as described in “Item 10. D. – Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent documents of the Registrant.

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

C.

Material Contracts

Contract	Item Reference	Exhibit Number
Management Agreement with 667060 BC Ltd	6 C	4.7
Management Agreement with Peninsular Services Pty Ltd	6 C	4.12

Management Agreements with 667060 BC Ltd (C.R. Bond)

Pursuant to an agreement dated September 1, 1996, last amended effective April 8, 1998, between the Registrant and CRBC, CRBC provided financial and corporate management services to the Registrant in consideration of $75,000 per year.  In addition, Mr. Bond was paid $52,680 per year pursuant to an agreement dated September 1, 1996, last amended effective September 22, 1998, between AMC and CRBC for services provided to AMC.  Effective November 1, 2001, the fees payable to CRBC by the Registrant and its subsidiaries were set at A$175,000 per year.  Effective July, 2003, pursuant to an agreement between 667060 and the Registrant, 667060 provided management and consulting services for consideration of A$175,000 per year.  Mr. Bond resigned as Chief Executive Officer of the Registrant in April 2005, however 667060 continued to supply management and consulting services at an annual fee of approximately $70,000 until October 31, 2006.  In addition, 667060 provided personnel and office facilities in Canada until November 2006, which amounted to a consideration of approximately $61,000 for the year ended December 31, 2006.

Management Agreement with Peninsular Services Pty Ltd

Pursuant to an agreement dated February 2006 between the Registrant and Peninsular, Peninsular provides the services of Mr. Lloyd in consideration of an annual fee of A$250,000. In addition, Peninsular provides administrative and technical support personnel as required by the Registrant from time to time. The consideration paid to Peninsular for those services during the fiscal year was approximately $117,000.

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

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada.  An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $281,000,000.  For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Registrant.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” and “Taxation-Material Australian Income Tax Laws” above).

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

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including but not limited to (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns Common Shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares,

(vii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code, or (viii) persons who own their Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.

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

Dividend not Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Registrant would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Registrant was not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC with respect to a specific US holder for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the “QEF election” discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Registrant to them will be exempt from U.S. federal income tax if a QEF election is made.

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

Management Believes Registrant is a Passive Foreign Investment Company.

General Discussion.  Management of the Registrant believes it qualifies as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2006, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Registrant.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Registrant.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Registrant, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Registrant’s shares.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on display

The Registrant’s documents can be viewed at its Australian office, located at 57 Labouchere Road, South Perth, Western Australia.  The Registrant is subject to the informational requirements of the Exchange Act, and it files reports, registration statements and other information with the U.S. Securities and Exchange Commission (the “SEC”).  The Registrant’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies obtained in person or by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street NE, Room 1580, Washington, DC  20549 or by calling the SEC at 1-800-SEC-0330.

I.

Subsidiary Information

Not applicable.

Item 11 – Quantitative and Qualitative Disclosures about Market Risk

The Registrant has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Registrant’s financial assets in the form of cash and cash equivalents are held in short-term interest-bearing deposits at institutions with high credit quality ratings.  The Registrant holds some foreign currency, mainly in Australian dollars.  As such the Registrant is exposed to exchange rate risk.  The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect its financial position and results of operations.

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

Item 16A – Audit Committee Financial Expert

As of the date of this report, the Registrant’s Board had not yet determined whether one of its audit committee members met the requirements set forth under the SEC rules to be deemed to be an “audit committee financial expert”; however, management believes that Mr. Malcolm Smartt, CPA Australia meets these requirements.  At December 31, 2006, Mr Smartt did not meet the standard as an “independent director” under 4200 (a) (15) of the National Association of Securities Dealers listing standards” as he took on an executive role in Registrant effective November 2006.  Currently the Registrant is considering  the addition of additional independent directors to the Audit Committee.

Item 16B – Code of Ethics

The Registrant has adopted a code of ethics that applies to its executive officers, a copy of which is available, without charge, upon written request to the Registrant’s Secretary at 57 Labouchere Road, South Perth, Western Australia, 6151.

Item 16C – Principal Accountant Fees and Services

Horwath Orenstein LLP (“Horwath”) who were appointed as auditors of the Registrant on February 1, 2005 and reappointed on January 24, 2006 audited the Registrant’s books and records for the years ended December 31, 2006, 2005 and 2004.

Audit Fees

Fees billed by Horwath for professional services totalled $46,500 for the year ended December 31, 2006 and $45,000 for the year ended December 31, 2005. Such fees were for the audit of the Registrant’s annual financial statements and review of its half year financial statements and for services in connection with statutory and regulatory filings for that fiscal year and the audit for the years ended December 31, 2006 and 2005.

Audit-Related Fees

Fees for audit-related services totalled $ nil for the years ended December 31, 2006, 2005 and 2004.

Tax Fees

No fees related to tax services were billed by Horwath for the years ended December 31, 2006, 2005 and 2004.

All Other Fees

No other fees were billed by Horwath for the years ended December 31, 2006, 2005 and 2004.

During the fiscal years ended December 31, 2006, 2005 and 2004, Horwath did not bill for any products or services other than as described above.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Registrant’s independent auditors to prepare the proposed audit approach, scope and fee estimates; and other than de minimus non audit related services allowed by applicable law or regulation.  The independent auditors annually submit a written proposal that details all audit and audit related services.  Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal.  Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2006, 2005 or 2004 that were not pre-approved by the Audit Committee.  All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D – Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Registrant not any affiliated purchaser engaged in any repurchases of the registrant’s equity securities during the year ended December 31, 2006.

PART  III

Item 17 – Financial Statements

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP for measurement differences between Canadian and United States GAAP (see Note 10 therein).

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
March 15, 2007

REPORT OF REGISTERED INDEPENDENT ACCOUNTANTS

To The Shareholders of Argosy Minerals Inc.

We have audited the consolidated balance sheet of Argosy Minerals Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and Public Company Accounting Oversight Board (United States) generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and changes in its cash flow for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 27, 2007

Argosy Minerals Inc. (an exploration stage corporation) CONSOLIDATED BALANCE SHEETS As at December 31, 2006 and 2005 (expressed in Canadian dollars)
	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$2,356,331	$3,626,115
Accounts receivable and prepaids	17,262	26,389
	2,373,593	3,652,504
Office equipment and furniture	5,305	18,657
	$2,378,898	$3,671,161
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$111,540	$207,872
SHAREHOLDERS' EQUITY
Capital Stock
Issued	44,075,384	44,075,384
Contributed Surplus	439,251
Deficit	(42,247,277)	(40,612,095)
	2,267,358	3,463,289
	$2,378,898	$3,671,161

APPROVED ON BEHALF OF THE BOARD

__________________________

____________________________

John Maloney, Chairman

Peter Lloyd, President & Director

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

		2006	2005	2004
Income
Interest		$107,563	$96,310	$214,247
Foreign exchange gain / (loss)		376	(1,141)	(255,686)
		107,939	95,169	(41,439)
Expenses
Accounting and audit		$53,683	$81,201	$98,606
Arbitration	Note 3(d)	-	-	789,871
Bank charges		1,837	3,673	6,386
Amortization		12,515	12,227	13,088
Directors' fees		45,833	75,000	76,136
Insurance		4,673	22,289	83,894
Legal		95,745	51,981	52,373
Management and consulting fees		405,986	163,303	668,664
Office		15,189	19,533	25,292
Project assessment expenditures	Note 4	228,646	241,327	587,244
Rent		52,036	59,155	63,611
Salaries and benefits		191,581	350,319	434,665
Stock based compensation		439,251	-	-
Shareholder communications		25,722	40,863	35,930
Telecommunications		14,960	18,527	15,558
Transfer agent and stock exchange		43,623	52,042	57,254
Travel		111,841	102,366	98,241
		1,743,121	1,293,806	3,106,813
Net Loss for the Year		(1,635,182)	(1,198,637)	(3,148,252)
Deficit - Beginning of Year		(40,612,095)	(39,413,458)	(36,265,206)
Deficit - End of Year		$(42,247,277)	$(40,612,095)	$(39,413,458)
Basic & Fully Diluted Loss per Common Share		$(0.02)	$(0.01)	$(0.03)
Weighted Average Number of Common Shares
Outstanding, Basic and Fully Diluted		95,969,105	95,969,105	95,969,105

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

	2006	2005	2004
Cash Provided from (Used for)
Operating Activities
Net loss for the year	$(1,635,182)	$(1,198,637)	$(3,148,252)
Items not affecting cash:
Amortization	12,515	12,227	13,088
Foreign exchange (gain) / loss	(794)	297	4,173
Stock based compensation	439,251	-	-
	(1,184,210)	(1,186,113)	(3,130,991)
Changes in Non-cash Working Capital
(Increase) Decrease in accounts receivable
and prepaids	9,127	140,571	(3,405)
Increase/(Decrease) in accounts payable
and accrued liabilities	(96,332)	56,871	(300,172)
Cash Flows from Operating Activities	(1,271,415)	(988,671)	(3,434,568)
Investing Activities
(Purchase)/disposal of office equipment and furniture	837	(1,324)	(3,234)
Cash Flows from Investing Activities	837	(1,324)	(3,234)
Foreign Exchange Gain / (loss) on cash
held in Foreign Currency	794	(297)	(4,173)
Decrease in Cash and Cash
Equivalents	(1,269,784)	(990,292)	(3,441,975)
Cash and Cash Equivalents -
Beginning of Year	3,626,115	4,616,407	8,058,383
Cash and Cash Equivalents -
End of Year	$2,356,331	$3,626,115	$4,616,407

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.

(an exploration stage corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2006

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

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The material measurement differences between Canadian and United States GAAP are explained in Note 10, along with their effect on the Corporation’s consolidated statements of operations and deficit.

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

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and fully diluted loss per share, are the same, as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

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

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Corporation lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, the Corporation re-imposed force majeure in August, 2004.  In 2005, following elections, a new government was elected, resulting in improving stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May 2005 and commenced discussions with the Ministry of Mines regarding a continuation to the term of the Mining Convention and the re-commencement of activities at Musongati.  As at December 31, 2006, the Corporation had not reached agreement with the Ministry of Mines regarding the continuation of the term of the Mining Convention.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

The term of the performance bond provided by the Corporation expired during 2002.  A new performance bond will be required should the Corporation re-commence activity in Burundi.

b)

Lac Panache - Sudbury

In April 2005, the Corporation entered into an agreement whereby it can earn 100% of the Lac Panache Project through staged cash payments totalling $300,000 and incurring expenditures over three years totalling $455,000.  On production the vendor would retain a 3% net smelter return (“NSR”) which is subject to buy-back provisions.  The Corporation’s annual cash payment and work expenditure commitments are as follows:

Cash Payments:	2005	$ 40,000	Work Expenditures:	by April 8, 2006	$ 65,000
	2006	80,000		8, 2007	130,000
	2007	120,000		8, 2008	260,000
	2008	60,000			-
		$ 300,000			$ 455,000

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

c)

Fish Creek – Sudbury

In early April, 2006 the Corporation entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claims units each 400m by 400m in area.  The Corporation can earn 100% of the project through staged cash payments totalling $100,000 ($10,000 already paid) and completing staged work commitments over three years of $21,600.  On production the vendor will retain a 3% NSR.  This NSR is subject to buy-back provisions.

Cash Payments:

Work Expenditure Commitments:

2006	$ 20,000	by April 2006	$ 7,200
2007	25,000	2007	7,200
2008	35,000	2008	7,200
2009	20,000
	$ 100,000		$ 21,600

d)

New Caledonia Nickel Project - Joint Venture Arrangement and Arbitration

On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" (“Norilsk”) had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with the Corporation and Societe des Mines de la Tontouta (“SMT”) of the project.  The Tripartite Agreement (the “Agreement”) between the Norilsk subsidiary, NN Invest Holdings SA (“NNIH”), SMT and a subsidiary of the Corporation was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Corporation’s subsidiary 45% of its costs incurred, amounting to US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project.  Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a notice of termination from NNIH terminating the Agreement and its involvement in the New Caledonia Nickel Project.  On September 13, 2002, the Corporation received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce (“IC”).  The request for arbitration sought to recover US$7,166,000 paid to the Corporation’s subsidiary, plus an additional US$1,368,222 expended on the project.

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

The Option Agreement provided for:

d)

an option exercise date of August 31, 2004.  *

e)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 – R2,400,000 ($469,000) – paid.

- 2004 – R1,650,000 ($344,000) – of which R550,000 has been paid, and

f)

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

In March 2005, the Corporation terminated its option to acquire Albetros as a new Permit still had not been issued and in December 2006 the Corporation received A$100,000, less rehabilitation costs, from the shareholders of Albetros for the purchase of the Corporation’s 14% equity interest in Albetros.  The Corporation has no further interest in Albetros.

f)

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt – Toiyabe National Forest, in Northern Elko County, Nevada and comprised 70 unpatented lode mining claims and 2 unpatented claims covering water rights.

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

On June 1, 2005 and November 23, 2005 the Corporation announced that it had terminated its Option Agreements with respect to the Nevada Gold Projects.

4.

Project Assessment Expenditures

Details of Project Assessment Expenditures during the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Lac Panache & Fish Creek Project
Consulting	$ 4,755	$ 9,130	$ -
Travel and Accommodation	-	1,705	-
Geophysics & Assays	54,343	-
Option and Claim Fees	100,000	43,900	-
Contractor, Equipment and Labor	-	111,026	-
	159,098	165,761	-
Albetros Diamond Project
Consulting, Supervision and Legal	-	-	44,565
Drilling	-	-	80,207
Gravel Processing and Sorting	-	-	57,020
Travel and Accommodation	-	-	55,220
Option Fees	-	-	117,158
Rehabilitation	-	-	30,934
Recovery of Expenses	(79,535)	-	-
	(79,535)	-	385,104

Nevada Gold Project
Consulting, Supervision and Legal	-	4,990	81,995
Assessment and Data	-	-	8,894
Option Fees	-	-	59,317
Claim Fees	-	6,328	12,904
Travel and Accommodation	-	-	53,135
	-	11,318	216,245

Other Projects
Consulting	140,151	44,889	40,331
Assessment	-	3,622	-
Option Fees	-	61,513	-
Travel, Accommodation and other	8,932	15,737	62,368
Expenses Recovered	-	(61,513)	(116,804)
	149,083	64,248	(14,105)
Total	$ 228,646	$ 241,327	$ 587,244

5.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

	Number of
	Shares	Amount
Total Issued – December 31, 2006 and 2005	95,969,105	$ 44,075,384

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders. All stock options vested on the date of approval.

Compensation expense of $439,251 recognised in 2006 (2005 – Nil) on stock options granted was calculated using the Black Scholes model utilizing the following assumptions:

Risk free interest rate

4.1%

Expected life of stock options

5 years

Expected volatility

1.50-1.55

Expected dividend

Nil

Any consideration paid on the exercise of stock options is credited to capital stock.

The status of stock options granted to employees and directors as at December 31, 2006 and 2005 and the changes during the periods ended on those dates is presented below:

		December 31, 2006		December 31, 2005
		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price
Options outstanding and exercisable
- Beginning of Year	2,125,000	$0.34	2,725,000	$0.34
Cancelled/Expired	(2,125,000)	$0.34	(600,000)	$0.34
Granted	7,100,000	$0.09	-	-
Options outstanding and exercisable
- End of Year	7,100,000	$0.09	2,125,000	$0.34

All options outstanding at December 31, 2006 have an exercise price of Australian $0.10 (C$0.09).  The weighted average remaining contractual life of these options is 4.5 years.

c)

Escrow Shares

At December 31, 2006 there were no common shares of the Corporation subject to escrow.

6.  Related Party Transactions

During the year ended December 31, 2006: $457,305 (2005: $233,633, 2004: $748,593) was paid to five directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.  Generally management fees are paid pursuant to agreements entered into between the Corporation and the related party.

In addition $193,134 (2005: $111,292, 2004: $117,700) was paid to two companies, $132,043 to an Australian company and $61,091 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At December 31, 2006, management and consulting fees and directors’ fees payable amounted to $48,024 (2005:  $91,750) and are included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.  Income Taxes

A potential future income tax asset of approximately $3,520,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 8,753,000
b) Other deductible tax amounts	1,362,000
$ 10,115,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2007	1,576,000
2008	-
2009	1,506,000
2010	1,505,000
2011	2,088,000
2015	1,067,000
2026	1,011,000
Total	$ 8,753,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,520,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 34.12% (2005:  34.80%) has been reduced to an effective rate of nil% (2005–nil%) due to losses for which no tax benefit has been recognized.

8.  Segmented Information

		2006
	Canada	Australia	Total
Current Assets	$2,033,818	$339,775	$2,373,593
Office equipment and furniture	-	5,305	5,305
	$2,033,818	$345,080	$2,378,898

		2005
	Canada	Australia	Total
Current Assets	$3,643,229	$9,275	$3,652,504
Office equipment and furniture	4,515	14,142	18,657
	$3,647,744	$23,417	$3,671,161

The Corporation’s sole operating segment is the exploration for mineral resources.

9.  Commitments

The Corporation is required to make option payments and incur expenditures on the Lac Panache and Fish Creek Properties in order to maintain its interest in the properties.  See Note 3(b) and (c) for details of required expenditures.

10.  Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP”)

The Corporation’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Statements of Operations and Deficit

	2006	2005	2004
Loss for the Year - under Canadian GAAP	$1,635,182	$1,198,637	$3,148,252
Loss for the Year - under US GAAP	$1,635,182	$1,198,637	$3,148,252
Basic & diluted loss per common share
- under US GAAP	$(0.02)	$(0.01)	$(0.03)
Deficit - under US GAAP - Beginning of Year	$40,612,095	$39,413,458	$36,265,206
Loss - under US GAAP	1,635,182	1,198,637	3,148,252
Deficit - under US GAAP - End of Year	$42,247,277	$40,612,095	$39,413,458

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

Stock Based Compensation

For US GAAP purposes, the Corporation has adopted the fair value based method of accounting for stock based compensation in accordance with FASB 123(R).

Item 18 – Financial Statements

The Registrant has elected to provide financial statements pursuant to “Item 17 – Financial Statements”.

Item 19 – Exhibits

Exhibit No.	Name of Exhibit
1.1(1)	Certificate and Articles of Incorporation (No. 20340926) — Alberta Business Corporations Act (December 17, 1985) — Goldcap Inc.
1.2(1)	Certificate and Articles of Amendment (July 2, 1987) — Goldcap Inc.
1.3(1)	Certificate of Discontinuation — Alberta Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.4(1)	Certificate and Articles of Continuance (No. 222001-6) — Canada Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.5(1)	Certificate of Extra-Provincial Registration — Province of British Columbia (March 12, 1990) — Goldcap Inc.
1.6(1)	Certificate and Articles of Amendment — Canada Business Corporations Act (March 17, 1994) — Goldcap Inc.
1.7(1)	Certificate and Articles of Amendment including Name Change (October 26, 1994) — Durandel Minerals Corporation
1.8(1)	Certificate and Articles of Amendment (November 28, 1995) — Durandel Minerals Corporation
1.9(1)	Certificate and Articles of Amendment including Name Change (April 22, 1996) — Calliope Metals Corporation
1.10(1)	Certificate and Articles of Continuance (No. 25946) — Yukon Business Corporations Act (June 17, 1997) — Calliope Metals Corporation
1.11(2)	Certificate and Articles of Amendment including Name Change (May 10, 1999) — Argosy Minerals Inc
1.12(3)	Amendment to General By-Laws (May 25, 2000) - Argosy Minerals Inc. Section 7:13 “Show of Hands”
1.13(1)	General By-Laws (January 6, 1987) — Goldcap Inc.
1.14(1)	General By-Laws (September 12, 1995) — Durandel Minerals Corporation
1.15(1)	General By-Laws (April 30, 1997) — Calliope Metals Corporation
1.16	Notice of Discontinuance from Yukon – Calliope Metals (Holdings) Ltd.
1.17	Notice of Discontinuance from Yukon – Argosy Mining Corp.
1.18	Notice of Discontinuance from Yukon – Argosy Minerals Inc.
1.19	Certificate of Continuance to BC – Calliope Metals (Holdings) Ltd.
1.20	Certificate of Continuance to BC – Argosy Mining Corp.
1.21	Certificate of Continuance to BC – Argosy Minerals Inc.
1.22	Certificate of Amalgamation of Calliope Metals (Holdings) Ltd. and Argosy Mining Corp under Argosy Minerals Inc.
1.23	General By-Laws (May 26, 2005) - Argosy Minerals Inc.
4.1(3)

Tripartite Agreement with Norilsk Mining Company and Société des Mines De La Tontouta regarding formation of a Joint Venture to advance the New Caledonia Nickel Project dated October 16, 2001.  Redacted version.  A Request for Confidential Treatment with respect to certain portions of this agreement has been filed with the Securities and Exchange Commission.

4.2(2)	Management Agreement with Peninsular Services Pty Ltd
4.3(2)	Management Agreement with C.R. Bond.
4.4(2)	Management Agreement with Canaust Resource Consultants Ltd.

4.5(2)	Form of Stock Option Agreement
4.6(3)	Management Agreement with Peninsular Services Pty Ltd. dated January 1, 2003
4.7(3)	Management Agreement with 667060 BC Ltd.
4.8(3)	Agreement for Sale of Shares with Albetros Inland Diamond Exploration (Pty) Limited
4.9(3)	Option Agreement with Happy Tracks Mining Company
4.10(4)	Option Agreement with Cirincione Brothers
4.11(4)	Agreement over Lac Panache Property
4.12(5)	Management Agreement with Peninsular Services Pty Ltd. dated February 2006
4.13(5)	Fish Creek Option Agreement dated April 2006
8.1	List of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.

(2)

Incorporated by reference to Form 20-F filed June 29, 2001.

(3)

Incorporated by reference to Form 20-F filed May29, 2004

(4)

Incorporated by reference to Form 20-F filed April 8, 2005

(5)

Incorporated by reference to Form 20-F filed March 31, 2007

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated:

March 31, 2007

By:

Peter H. Lloyd – Chief Executive Officer

(principal executive officer)

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

Date:  _ March 31, 2007_____________________

________________________________

Peter H. Lloyd, Chief Executive Officer

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Malcolm K Smartt, certify that:

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

Date:  _ _March 31, 2007  ________________

________________________________

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter H. Lloyd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

__March 31, 2007______________

_________________________________

Peter H. Lloyd, Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Malcolm K. Smartt, Director and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

_March 31, 2007__________

_________________________________________

Marlcolm K. Smartt, Chief Financial Officer

Principal Financial Officer

83