Form 20-F
period 2007-12-31
ARGOSY MINERALS INC
filed 2008-04-07
CIK 1047363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

  X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2007

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

99,919,105 Common Shares

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

9

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

9

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3 – KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

ITEM 4 – INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

B.

Business Overview

20

C.

Organizational Structure

33

D.

Property, Plants and Equipment

33

ITEM 4A. – UNRESOLVED STAFF COMMENTS

34

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

34

A.

Operating Results

34

B.

Liquidity and Capital Resources

39

C.

Research and Development, Patents and Licences, etc.

40

D.

Trend Information

40

E.

Off-balance Sheet Arrangements

40

F.

Contractual Obligations

40

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

40

A.

Directors and Senior Management

40

B.

Compensation

41

C.

Board Practices

43

D.

Employees

44

E.

Share Ownership

44

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

46

A.

Major Shareholders

46

B.

Related Party Transactions

46

C.

Interests of Experts and Counsel

46

ITEM 8 –FINANCIAL INFORMATION

46

A.

Consolidated Statements and Other Financial information

46

B.

Significant Changes

47

ITEM 9 – THE OFFER AND LISTING

47

A.

Offer and Listing Details

47

B.

Plan of Distribution

48

C.

Markets

48

D.

Selling Shareholders.

48

E.

Dilution

48

F.

Expenses of the Issue

48

ITEM 10 – ADDITIONAL INFORMATION

48

A.

Share Capital

48

B.

Memorandum and Articles of Association

48

C.

Material Contracts

51

D.

Exchange Controls

51

E.

Taxation

52

F.

Dividends and Paying Agents

61

G.

Statement by Experts

62

H.

Documents on display

62

I.

Subsidiary Information

62

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

62

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

62

PART  II

63

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

63

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

63

ITEM 15 – CONTROLS AND PROCEDURES

63

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

64

ITEM 16B – CODE OF ETHICS

64

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

64

Audit Fees

64

Audit-Related Fees

65

Tax Fees

65

All Other Fees

65

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

65

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

65

PART  III

65

ITEM 17 – FINANCIAL STATEMENTS

65

ITEM 18 – FINANCIAL STATEMENTS

80

ITEM 19 – EXHIBITS

80

SIGNATURES

82

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

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve

The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM differs from the definitions in the United States.  Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where: “reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;  “economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

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

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.   Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Forward-looking statements in this report include, but are not limited to, the extent of the nickel deposits related to the Burundi Nickel Project (as defined herein), the potential for a future project at Musongati, the projected life of any mining project related to such deposits and the ability of Argosy Minerals Inc. (the “Registrant”) to fund its operations for the next 12 months.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:  risks associated with project development; the Registrant’s history of losses and lack of revenues; the Registrant’s lack of mineral producing properties; the potential inability of investors to enforce U.S. judgments against the Registrant or its officers or directors; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; political risks and political risk insurance; environmental liability claims and insurance; infrastructure issues; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; adverse tax consequences to U.S. shareholders resulting from the Registrant’s “passive foreign investment company” status and the possibility that the Registrant will not be successful in its arbitral proceedings against the Government of Burundi (as discussed herein).  Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under “Item 3. Key Information – Risk Factors”  Although the Registrant believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, performance and achievements or other future events.  The Registrant is under no duty to update any of its forward-looking statements after the date of this report.  Investors should not place undue reliance on such forward-looking statements.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

The information set forth in this Form 20-F is as at February 29 , 2008 unless an earlier or later date is indicated.

PART  I

Item 1 – Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. – Operating and Financial Review and Prospects”.  Reference is made to Note 9 of the December 31, 2007 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effects on the Registrant’s financial statements.

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

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	2,819,889	$1,635,182	$1,198,637	$3,148,252	$2,493,133
U.S. GAAP	2,819,889	$1,635,182	$1,198,637	$3,148,252	$2,402,621
Basic & Diluted Loss per Common Share
Canadian GAAP	$0.03	$0.02	$0.01	$0.03	$0.03
U.S. GAAP	$0.03	$0.02	$0.01	$0.03	$0.03
Dividends Declared	n/a	n/a	n/a	n/a	n/a
Balance Sheet
Total Assets
Canadian GAAP	3,361,689	$2,378,898	$3,671,161	$4,812,927	$8,261,351
U.S. GAAP	3,361,689	$2,378,898	$3,671,161	$4,812,927	$8,261,351
Net Assets
Canadian GAAP	3,189,067	$2,267,358	$3,463,289	$4,661,926	$7,810,178
U.S. GAAP	3,189,067	$2,267,358	$3,463,289	$4,661,926	$7,810,178
Shareholders’ Equity
Canadian GAAP	3,189,067	$2,267,358	$3,463,289	$4,661,926	$7,810,178
U.S. GAAP	3,189,067	$2,267,358	$3,463,289	$4,661,926	$7,810,178

Weighted Average Number of Shares Outstanding	98,023,272	95,969,105	95,969,105	95,969,105	95,969,105

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

Year Ended December 31
	2007	2006	2005	2004	2003
Average for Period	0.9384	0.7547	0.8276	0.7702	0.7205

Month Ended
	February 28, 2008	January 31, 2008	December 31, 2007	November 30, 2007	October 31, 2007	September 30, 2007
High for Period	1.0291	1.0096	1.0221	1.0908	1.0531	1.0041
Low for Period	0.9815	0.9714	0.9789	0.9993	0.9998	0.9482

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on February 29, 2008 as reported by the United States Federal Reserve Bank of New York for the

conversion of Canadian dollars into United States dollars was 0.9796 (US$1.00 = CDN$1.0208) and for the conversion of Australian dollars into United States dollars was 0.9370 (US$1.00 = AUS$1.0672).

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

An investment in the common shares, without par value, of the Registrant (the “Common Shares”) should be considered to be highly speculative due to the nature of the Registrant’s business, the present stage of its projects and the risks inherent in the development, construction, commissioning of mines and the processing and the sale of diamonds, nickel, cobalt, gold and silver products.

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.

Lack of Revenues; History of Losses

The Registrant has not recorded any revenues or net income from its operations nor has the Registrant commenced commercial production on any of its properties over the Registrant’s twenty (20) year existence.  The Registrant has accumulated net losses of approximately $45 million through December 31, 2007.  There can be no assurance that significant additional losses will not occur in the near future or that the Registrant will generate any revenues from mining operations or be profitable in the future.  The Registrant anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years if it adds the consultants, personnel and equipment associated with advancing exploration, development and possible commercial production of its properties should it decide to put a property into production.  The amounts and timing of expenditures will depend on the Registrant’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Registrant’s acquisition of additional properties and other factors, many of which are beyond the Registrant’s control.

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

Construction of any of the projects may require that the Registrant raise substantial project financing.  The Registrant has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Registrant’s control, including the state of financial and equity markets, interest rates, currency exchange rates, commodity prices for amongst others, nickel, cobalt, copper and sulphur, energy prices and other factors.  Failure by the Registrant to finance any of the projects could materially adversely affect the Registrant’s future financial performance.

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

vi.

Fluctuations in Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of any metals produced.  Factors beyond the control of the Registrant may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any metal will be such that the Registrant’s properties can be mined at a profit.

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

Potential project sites in Burundi and elsewhere may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects.  Such claims or defects could materially adversely affect one or more of the projects and the Registrant’s financial performance.

viii.

Foreign Countries and Regulatory Requirements and Extension of the Mining Convention

The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits for exploration and permit renewals.  Applications for the renewal of prospecting permits are made as and when required.  The Registrant has commenced arbitral proceedings in the International Court of Arbitration of the International Chamber of Commerce (the “ICC”) in Paris against the Government of Burundi to enforce the Registrant’s right to proceed with the Burundi Nickel Project pursuant to the Mining Convention (as defined herein) between Andover Resources N.L., (“Andover”) a subsidiary of the Registrant and the Government of Burundi dated February 11, 1999.  There is no assurance that the Registrant will be successful in the arbitration. Should the Registrant not be successful it would result in the Registrant not being able to proceed with the Burundi Nickel Project and materially adversely affect the Registrant’s future financial performance.  The Registrant’s management does not expect that any of its properties will have progressed to completion of a feasibility study prior to December 31, 2009, and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

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

Specifically, the Registrant’s Burundi nickel project is located at Musongati in Burundi in Central Africa (the “Burundi Nickel Project”) where there has been a recent history of political conflict between various groups.  These groups are seeking to share political and military power. Attempts have been made by the international community to broker an agreement which will allow for an end to the conflict and a peaceful transition of power.  The instability within the country gave rise to a declaration of force majeure by the Registrant’s subsidiary in April 2000.  Following the implementation of a transitional government in Burundi in November 2001 as a result of the peace accord signed by most of the parties and a subsequent improvement in general security, the declaration of force majeure was lifted on March 28, 2002.  Force majeure was re-imposed in August 2002 following a significant deterioration in security in Burundi and lifted again in May 2005.  The Registrant commenced discussions with the Ministry of Mines in Burundi regarding a continuance of the Mining Convention and the re-commencement of activities at Musongati, however, in June 2007, the Registrant commenced arbitral proceedings at the ICC due to the Government of Burundi’s purported termination of the Mining Convention.  In the event that the political and security situation does not improve, or that the Mining Convention is not continued, the Registrant’s ability to proceed with the Burundi Nickel Project could be materially adversely affected.

x.

Environmental Factors

While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary in nature.  The Registrant’s projects are at an early stage and will require substantially more work regarding environmental matters and will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent.  Therefore, existing and possible future environmental legislation, regulations and actions in Burundi could cause additional expense, capital expenditures, restrictions and delays in the Registrant’s activities undertaken in connection with the projects.  The continued conduct of each of the Registrant’s projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested.  Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant’s operations and financial performance.

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

xv.

Currency Fluctuation

The Registrant currently maintains its banking accounts in Australian and Canadian dollars.  The Registrant’s office in Australia (using Australian Dollars) and proposed operations in Burundi (using Burundian francs), and the proposed sale of metals which are priced in U.S. dollars make it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results from operations.  The Registrant does not currently engage in hedging activities.

xvi.

Competition

The Registrant competes with other development companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Registrant.  Nevertheless, the market for the Registrant’s potential future production of nickel, cobalt and copper tends to be commodity-oriented rather than company-oriented.  If it successfully reaches commercial production, the Registrant will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Registrant’s financial performance.

xvii.

Dilution

The Registrant may attempt to raise additional capital in the future from the issue of new Common Shares and grant to some or all of its own and its subsidiaries’ directors’, officers’, insiders’, key employees’ and consultants’ options to purchase the Registrant’s Common Shares as non-cash incentives to those entities and individuals.  Such capital raisings may be at prices below or equal to market prices and such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of new Common Shares are issued or such options may be granted and exercised, the interests of then existing shareholders of the Registrant will be subject to additional dilution.

The Registrant is currently without a source of revenue and will be required to issue additional shares to finance its operations and, depending on the outcome of any feasibility studies, may also issue substantial additional shares to finance the construction of any or all of its projects.

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

Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant’s PFIC Status

The Registrant believes that it qualified as a passive foreign investment company (“PFIC”) for the fiscal year ended December 31, 2007 and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant’s Common Shares because the Registrant’s only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

xx.

Potential Inability to Enforce U.S. Judgements against the Registrant or its Officers and Directors

The Registrant is incorporated under the laws of British Columbia, Canada and, all of the Registrant’s directors and officers are residents of either Canada or Australia.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States’ courts predicated upon civil liabilities under the Securities Act.  A judgement of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

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

The Burundi Nickel Project, acquired in 1999 pursuant to a Mining Convention between the Registrant’s wholly owned subsidiary, Andover, and the Government of Burundi, has been subject to force majeure due to political instability in Burundi.  In May 2005 the Registrant lifted force majeure and initiated discussions with the Ministry of Mines to secure a continuation of the Mining Convention.  After extensive, but futile, attempts by Andover to negotiate with the Government of Burundi to continue its work under the Mining Convention, and to obtain the necessary research permit from the Minister of Mines, Andover instructed its legal counsel to commence arbitral proceedings against the Government of Burundi at the International Chamber of Commerce in Paris.  See Item 4B Business Overview – Burundi Nickel Project – Musongati.

In March 2003, the Registrant entered into an option agreement, with subsequent amendments for the acquisition of 85% of Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”), the owner of a prospecting permit in Namaqualand, South Africa (the “Albetros Diamond Project”).  See Item 4B Business Overview, Albetros Diamond Project.

In December 2003 and May 2004, the Registrant entered into option agreements over the Gold Creek properties in Nevada, USA.  See Item 4B Business Overview, Gold in Nevada, US.

In April 2005, the Registrant entered into an option agreement for the acquisition of the Lac Panache Project in Sudbury, Ontario.  In April 2006, the Registrant entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury, Ontario and in May 2007, acquired the rights to the Copper Cliff Property in Sudbury, Ontario.  See Item 4B Business Overview, Lac Panache, Fish Creek and Copper Cliff Projects, Sudbury, Canada.

Principal Capital Expenditures and Divestitures

The Registrant’s Principal Accounting Policies for Project Assessment and Mineral Properties and Deferred Costs are as follows:

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with its acquisition and exploration or development will be accounted for as described under Mineral Properties below.  Included in project assessment expenditures are option payments for mineral properties.  These payments are charged to income when incurred.

Mineral Properties

a)

Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production, the cost of acquisition will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and, based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the recognized amount.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation’s title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b)

Mineral property exploration expenditures

When proven and probable reserves are determined for a property, subsequent development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the exploration costs will be written off to operations.

Recorded costs of mineral property exploration expenditures are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and, based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the recognized amount.

c)

Impairment of mineral property acquisition costs and exploration expenditures

Carrying values of mineral properties and, the property, plant and equipment associated with those mineral properties, are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. If the property is assessed to be impaired, it is written down to its estimated fair value.

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

Project	Location	2007	2006	2005
Burundi Nickel Project [1]	Burundi, Central Africa	Nil	Nil	Nil

1.

The Registrant acquired the Burundi Nickel Project during the year ended December 31, 1999 following the completion of a plan of arrangement whereby Argosy Mining Corp. (“AMC”) became a wholly-owned subsidiary of the Registrant.

Where exploration on its mineral projects prove unsatisfactory, the Registrant disposes of the project and writes off expenses and deferred costs associated with that project.  No expenditures were written off over the last three years due to unsatisfactory exploration results.  In addition, the Registrant reviews the carrying costs, if any, of each of its investments quarterly and writes down mineral properties and deferred costs associated with projects whose carried costs may not be recoverable.  No mineral properties and deferred costs were written down over the last three years due to continued low metals prices, political instability, the loss of the project or the inability to introduce a joint venture partner or sell the underlying project.

Capital Expenditures and Divestiture of Assets are Reflected Below:

Capital Expenditures:

Project	Location	2007	2006	2005
n/a	n/a	n/a	n/a	n/a

Divestiture of Assets:

		Proceeds
Project	Location	2007	2006	2005
n/a	n/a	n/a	n/a	n/a

There has been no divestiture of assets over the last three years.

Details of Project Assessment Expenditures during the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Lac Panache, Fish Creek and Copper Cliff Projects
Consulting	$ 51,761	$ 4,755	$ 9,130
Travel and Accommodation	-	-	1,705
Geophysics & Assays	-	54,343	-
Option and Claim Fees	193,026	100,000	43,900
Contractor, Equipment and Labor	-	-	111,026
	244,787	159,098	165,761
Other Projects *
Consulting and Assessment	450,709	140,151	48,511
Option Fees	-	-	61,513
Travel, Accommodation and other	293,618	8,932	15,737
Expenses Recovered	-	(79,535)	(61,513)
	744,327	69,548	64,248
Total	$ 989,114	$ 228,646	$ 241,327

*

Includes expenditures on projects that are currently the subject of negotiation for possible acquisition, travel related to   attempts to advance the Burundi Nickel project and expenditures on a number of projects that were reviewed but which   did not meet the Corporation’s criteria for ongoing exploration.

Over the next year, the Registrant proposes to finance the following project assessment and capital expenditures on its projects:

Project	Location	2008 (Proposed)
Burundi Nickel Project	Burundi, Central Africa	$250,000 (1)

Note:

(1)

These expenditures are subject to the Registrant being successful in the arbitral proceedings at the ICC and the receipt of the secondary permits to commence work at Musongati.

(2)

The Registrant is seeking new opportunities and project assessment or capital expenditures will vary depending on the nature of new projects acquired or the results of assessments of current projects, as well as any change in the security situation in Burundi and the successful conclusion of the arbitral proceedings.

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

At December 31, 2007, the Registrant had one project, namely:

-

The Burundi Nickel Project in Burundi, Central Africa, which is subject to arbitral proceedings at the ICC.

In 2003, the Registrant acquired the Albetros Diamond Project and in 2004, the Nevada Gold Projects.  These Projects were terminated in the fiscal year ended December 31, 2005.

In April 2005 and in April 2006, the Registrant acquired the Lac Panache and Fish Creek properties and in May 2007, the Registrant acquired the rights to the Copper Cliff Property, all in Sudbury, Ontario.  All the projects in Sudbury, Ontario were terminated in the fiscal year ended December 31, 2007.  See Item 4B Business Overview, Lac Panache, Fish Creek and Copper Cliff Projects, Sudbury, Canada.

The Registrant does not have a source of revenue other than interest income from cash balances.

To date, the Registrant has not earned any revenues.

1.

Lac Panache, Fish Creek and Copper Cliff Projects, Sudbury, Canada

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

The Registrant could have earned 100% of the project through staged cash payments totalling $300,000 and completing staged work commitments over three years of $455,000.  On production, the vendor would have retained a 3% net smelter return (“NSR”).  This NSR was subject to buy-back provisions.

In April 2006, the Registrant entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2, the property consists of 2 claims containing a total of 18 claims units, each 400m by 400m in area.  The Registrant could have earned 100% of the project through staged cash payments totalling $100,000 and completing staged work commitments over three years of $21,600.  On production, the vendor would have retained a 3% NSR.  This NSR was subject to buy-back provisions.

In May 2007 the Registrant entered into an agreement to acquire a 100% interest in the Copper Cliff property, comprising 16 mineral claims covering 29.44 km2 in Eden Township in Sudbury, Ontario.  The Copper Cliff property is believed to cover a portion of the southern extension of the Copper Cliff Offset dike.

The terms of the agreement were that the Registrant would have incurred staged expenditures totalling $494,600 over three years with a minimum expenditure of $78,200 in the first year.  In addition, the Registrant would have made staged cash payments totaling $313,200 and issued 1 million fully paid shares over the three years.  On execution of the agreement, the Registrant paid $33,200 cash and issued 250,000 fully paid shares to the vendor.  Should the Registrant have exercised its option to acquire the Copper Cliff property, the vendor would have retained a 3% NSR which was also subject to buy-back provisions.

The Registrant terminated its options over the Lac Panache, Fish Creek and Copper Cliff properties during the year ended December 31, 2007 as described under “2007 Exploration” below.

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

A ground IP/resistivity geophysical survey, carried out in 2000, by a previous explorer identified a series of chargeability/conductivity anomalies that are related to the presence of sulphides. Some of these anomalies had been investigated in 2000 by means of trenching and channel sampling.  The Registrant focused on trenching of anomalies and their extensions not previously investigated.

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

2007 Exploration

In 2007, the Registrant contracted a geological consulting firm based in Ontario, Canada to conduct a review of the properties and if warranted, recommend a work program to be conducted.  The Registrant received a report from the consultants and following a review of the report, in November 2007 decided that the exploration potential of the properties did not meet its criteria for further exploration and terminated its option agreements with respect to the Sudbury projects in Ontario, Canada.

2.

Burundi Nickel Project – Musongati

The Burundi Nickel Project is a proposed venture to mine and process lateritic nickel-cobalt ore to produce nickel and cobalt metal in Burundi.  The Registrant expects that the nickel laterite deposits at Musongati, identified by previous exploration work conducted between 1972 and 1990 by other parties, are sufficiently large to support a mining operation with a life exceeding 20 years.  Testwork by Universal Oil Products in 1978-79 indicated the ore is amenable to leaching using the pressure acid leach (“PAL”) process, followed by counter current decantation and iron precipitation, prior to the precipitation of an intermediate product which may then be further refined to produce LME grade nickel and LMB grade cobalt.  The Registrant also plans to assess the potential to recover nickel through a conventional heap leach operation.

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

Musongati lies at an elevation of 1,700 m, in the tropical highlands of Burundi, about 1,000 m above Lake Tanganyika.  The outlying Waga deposit is 30 km west of Musongati and the Nyabikere deposit is 40 km north.

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

Mining Convention

In 1998, Andover, now a wholly-owned subsidiary of the Registrant, negotiated a Mining Convention (the “Mining Convention”) with the Government of Burundi to explore and develop the Musongati deposits.  The Mining Convention was ratified by the Burundian National Assembly on March 10, 1999, giving the Registrant the exclusive right to develop the Musongati deposit.  The Mining Convention is a comprehensive agreement that awards mineral rights to the Registrant and sets out a work program and a detailed framework for future development and operation of a mine.  During the initial 3-year exploration period, geological and engineering studies were to be completed, leading to a full project feasibility study.  The Registrant planned a staged exploration program including scoping and pre-feasibility studies that would lead to a full feasibility study.  The program included drilling, ore reserve estimations, metallurgical testing, infrastructure studies and an environmental impact study.  Upon completion of the feasibility study and a decision to proceed, the agreement provides for the awarding of a mining title known as a Mining Concession.  The term of the Mining Concession is 25 years, renewable twice for successive periods of 10 years. If the project proceeds, a new Burundian company in which the Burundian government will have 15% interest, will be incorporated to develop and operate the project.  Within 30 days of receipt of project finance for full mine development, the government will be reimbursed their previous expenditure of US$8.3 million.  A 5-year tax holiday will apply to the project, followed by a 35% income tax rate.  Mine equipment, materials and fuels will be tax and duty exempt.  Force majeure and international arbitration provisions normal to the industry apply.

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

On March 28, 2002 Andover announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Registrant re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Registrant lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, the Registrant re-imposed force majeure in August, 2004.  In 2005, following elections, a new government was elected, resulting in improving stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May 2005 and commenced discussions with the Ministry of Mines regarding a continuation to the term of the Mining Convention and the re-commencement of activities at Musongati.

On June 21, 2007, Andover instructed its legal counsel to commence arbitral proceedings under the Rules of the International Court of Arbitration of the ICC in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention between the parties dated February 11, 1999.

This decision was taken after extensive, but futile, attempts by Andover to negotiate with the Government of Burundi to continue its work under the Mining Convention, and to obtain the necessary research permit from the Minister of Mines for that purpose.

Andover’s efforts to resume work under the Mining Convention followed periods of violence in Burundi which delayed the feasibility study work on the Musongati deposits.  These interruptions constituted periods of force majeure which, under the Mining Convention, and in Andover’s opinion, entitle Andover to extensions and a further opportunity to proceed with exploration and feasibility study work.  This was confirmed in December 2005 by an Inter-Ministerial Commission which was established by the Burundian Government to study the continued validity of the Mining Convention.

The Government’s Inter-Ministerial Commission was comprised of members from the offices of the

Second Vice President of the Republic, the Ministry of Foreign Affairs and Co-Operation, the Ministry of Justice, the Ministry of Energy and Mines and the Ministry of Finance.  The conclusions reached by the Commission support Andover’s position, as confirmed by the following excerpts from the Commission’s report:

“The current state of affairs is that the Mining Convention is in full force and both parties must accept and fulfill their obligations.  There is no point in the Administration of the Ministry of Energy and Mines to keep boycotting the Mining Convention and turning its back on Andover.  Instead it is time to restore calm and revive the relationship with Andover and relaunch the work programme with renewed vigor.  There is no other choice.”

"It would be ill advised for the State to break the Mining Convention as a result of force majeure invocations which appear valid.  Any termination of the Mining Convention must, to the extent possible, strictly follow the Mining Convention’s provisions in terms of justification and procedure.  The alternative could expose the State to the risk of paying damages in immense sums that could exceed the value of the mine itself.”

Despite the findings of the Inter-Ministerial Commission, the Minister of Mines initially failed to take any steps under the Mining Convention to enable Andover to resume work.  It has come to Andover’s attention that, without notice to Andover, the Ministry of Mines recently proceeded with a second, internal study that has issued recommendations that are in opposition to those reached by the Inter-Ministerial Commission.

At a meeting of the Council of Ministers held on June 14, 2007, the Minister of Mines presented the findings of this internal study, and recommended termination of the Mining Convention.  The minutes of the meeting of the Council of Ministers make no reference to the December 2005 report of the Inter-Ministerial Commission or to the fact that the conclusions of the more recent, internal study flatly contradict the Commission’s earlier recommendations.  With this information, the Council of Ministers accepted the recommendations of the Minister of Mines to terminate the Mining Convention.

Andover’s position is that there is no proper basis for the termination of the Mining Convention and that the Minister’s recent conduct constitutes a further breach of the Mining Convention.  Andover intends to prosecute its claims in arbitration vigorously.  It is seeking declaratory relief confirming its rights under the Mining Convention and pursuing claims for damages.

As at December 31, 2007, Andover is continuing the arbitration proceedings to enforce its rights pursuant to the Mining Convention.

Technology

Previous metallurgical studies identified pressure acid leach (“PAL”) as a suitable process technology for Musongati.  These studies provide initial benchmark results, which will require further testwork to optimise the specific PAL process plant design.  With recent developments, the potential exists to extract nickel utilizing a conventional heap leach process.  Presuming the Registrant is successful in its arbitration proceedings, it intends to conduct testwork to assess the potential for applying such technology at Musongati.

Project Information

The proposed mine and plant is to be situated at the Musongati deposit located approximately 120 km east-southeast of Bujumbura, the capital of Burundi.  Burundi is a small country located in Central Africa and borders the western edge of Tanzania.

i.

Land

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits are reserved for Andover pending the completion of a feasibility study at Musongati.  The Musongati licence area is sparsely populated due in part to the poor lateritic soil.  On April 19, 2000, Andover declared force majeure and curtailed operations in Burundi due to the deteriorating security situation.  In March 2002, the declaration of force majeure was lifted due to improved security conditions in Burundi; however, due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002.  The project was subject to force majeure between August 2002 (except for a brief period during 2004) and May 2005 when Andover lifted force majeure following elections for a new government and improved security.  Andover initiated discussions with the Ministry of Mines regarding the continuation of the Mining Convention, to take into account time lost due to the project being subject to force majeure, however no agreement had been reached and in June 2007, the Registrant initiated arbitral proceedings at the ICC due to the Government of Burundi’s purported termination of the Mining Convention.

ii.

Transportation

The Burundi Nickel Project is accessed by roads which are mostly in good condition.  A network of trails and roads crosses the main areas of the licence.  During construction and operation, the Burundi Nickel Project will require the importation of significant quantities of goods not locally available.  As Burundi is a landlocked country, approximately 1,100 km from the Indian Ocean, transportation infrastructure is a key issue to the economics of the project.  Initial investigations have determined both the preferred route, as well as which consumables will need to be imported.  The preferred transportation corridor is from the port of Dar es-Salaam in Tanzania on the east coast of Africa, by the existing railway to Kigoma, just south of Burundi.  From there, a regional road network will be utilised to truck material north to Musongati.  Most of the parts necessary to construct the plant will have to be imported and transported along this route.  The major consumables should production commence will be fuel, sulphur (for acid) and dolomite (as a neutralising agent).  Fuel and sulphur will be sourced on the world markets and shipped via the above route, while dolomite will be sourced locally within Burundi and trucked to Musongati.  There can be no assurance that such consumables will be available or deliverable to the Registrant at prices that would make the Burundi Nickel Project economically feasible.

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

v.

Environment

The Mining Convention specifies a requirement for an environmental impact study as part of the feasibility study.  World Health Organization standards are to be the reference standards and the Mining Convention allows for a minimum monitoring/maintenance period of two years following the completion of mining.

vi.

Permitting/Approvals

The Mining Convention requires that the government issue “mining title” to the Registrant within three months of application following the completion of a feasibility study and the decision to proceed to development of the mine.

Plan of Operations

The Registrant’s plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals (“PGMs”) from the nickel laterite deposits at Musongati.  The Registrant provided to the government a staged work program and scheduled a costing study to update the previous studies which would have led to a full project feasibility study in 2001.  The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects.  On April 19, 2000, Andover declared force majeure due to delays to the feasibility study caused by security issues in the region.  As a result of this declaration, activities on the project were suspended.  Pursuant to the Mining Convention, Andover’s obligations under the Mining Convention are suspended for a period of up to 2 years while the declaration of force majeure is in effect.  The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Mining Convention were extended by that period of force majeure.  Due to the subsequent deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002 and remained in place, except for a brief period in 2004, until May 2005.  The Registrant initiated discussions with the Ministry of Mines regarding the continuance of the Mining Convention, however no agreement had been reached and in June 2007, the Registrant initiated arbitral proceedings at the ICC due to the Government of Burundi’s purported termination of the Mining Convention.  If the Registrant’s arbitral proceedings are successful, it intends to recommence activities in Burundi.

During 2002, the Registrant engaged the international engineering firm Sinclair Knight Merz (“SKM”) to conduct a critical cost review of the Burundi Nickel Project.  The study concluded that the project may prove uneconomic, using nickel and cobalt prices of $3.00/lb and $7.50/lb respectively, if one were to simply attempt to exploit the nickel laterite orebody.  However, due to the fact that the laterite orebody overlies a large basic/ultrabasic instrusive complex containing known nickel sulphide and associated PGMs it may provide an opportunity for a staged development utilizing the PGM potential at Musongati.  The Registrant believes increases in the price of metals in recent years will positively impact the potential for a future project at Musongati.

In order for the Registrant to complete the current stage of the development of the Burundi Nickel Project there must be a sustained return to political stability and security and it must either be successful in the arbitral proceedings at the ICC or conclude an agreement with the government for the continuance of the Mining Convention following which, it must undertake various steps, including the following:

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

As a result of not yet being able to resolve the disagreement with the government regarding the continuance of the Mining Convention, the Registrant was unable to conduct any significant activity at its Burundi Nickel Project during 2007.  Future activity depends on the Registrant reaching an agreement with the government for the continuance of the Mining Convention and continued sustained improvement in the security situation in Burundi.

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

Diamond Jim

In December 2003, the Registrant announced another option agreement over additional claims covering the northern extension Gold Creek.  The northern extension is covered by 33 unpatented mining claims (“Diamond Jim Mine Claims”), total area 2.2 km2 that adjoins the Gold Creek claims located to the south.  Mineral rights on the claims are held by a private individual.  The option agreement, at no cost, allowed the Registrant until May 2004 to decide on whether to continue exploring the Diamond Jim claim block and to negotiate terms that would govern any extension to the option.  In June 2004, the Registrant announced that it had entered into an option agreement over the Diamond Jim Mine Claims.  The terms of the three year option agreement required the Registrant to pay US$20,000 on signature and equal payments of US$20,000 at the end of the first and second years.  The option grants the Registrant the right to purchase the property outright for US$1,500,000 with option payments being credited towards the purchase price.

The Registrant acquired the options to the Gold Creek and Diamond Jim properties following an initial review of exploration data from previous explorers, together with data from production records.

2004 Sampling by the Registrant

Assay results, reported by ALS Chemex in Vancouver, from samples provided by the Registrant, confirmed the encouraging results reported by previous explorers.

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

Following completion of its assessment of the Gold Creek and Diamond properties, the Registrant determined that the projects did not meet its criteria for further exploration and on June 1, 2005 and November 23, 2005 announced that it had terminated its Option Agreements with respect to the Nevada Gold Projects.

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

Consequently, despite the expenditure incurred and the initial drilling results, the Registrant terminated the agreement to acquire Albetros on March 8, 2005, as a new Permit had not been issued and in 2006 received approximately $80,000 from the shareholders of Albetros upon termination of its option.

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

In December 2004, the Registrant announced that the arbitration initiated by NNIH in September 2002 over the New Caledonia Nickel Project had been discontinued and was settled.

The Settlement Agreement, the terms of which are bound by a confidentiality agreement signed between the parties, follows a meeting held in Paris on the 25th of November, 2004.  Each party remained responsible for its costs incurred in the arbitration process and neither party has any claim outstanding against the other.

The Registrant’s activities in Burundi can be conducted throughout the year.  The Registrant’s activities on any of its projects are subject to government regulations and restrictions and require the Registrant to apply for, in certain cases, exploration permits, mining licences and various other governmental approvals and comply with environmental regulations.

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

D.

Property, Plants and Equipment

At December 31, 2007 the Registrant did not have any significant plant and equipment, mines or producing properties.  The Registrant is an exploration stage company, and it has not determined whether its properties contain ore reserves that are economically recoverable.

The Registrant owns and has options to acquire certain mineral properties as part of its business, as described in detail in “Item 4.B. – Business Overview”.  These include the following:

Name	Licence	Type	Size
[1] Burundi Nickel Project	Decree 100/32	Musongati Exploration Licence	171.1 km2

1.

The Burundi Nickel Project is held pursuant to a Mining Convention with the Government of Burundi.  The Registrant commenced arbitral proceedings under the Rules of the International Court of Arbitration of the ICC in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention between the parties dated February 11, 1999.

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

(c)

Income Tax – Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

Overview

The Registrant’s activities are primarily directed to exploring existing and future mining mineral properties.  The Registrant does not currently have a producing mine or processing facility.  Activities over the last three years include a pre-feasibility study for the construction of a nickel/cobalt processing facility and general exploration to locate and evaluate mineral properties that have been acquired by the Registrant.  Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations.  Once proven and probable revenues are determined for a property, exploration costs, if any, relating to the Registrant’s properties and engineering studies are capitalized as mineral deferred costs.  Should the Registrant abandon a property or project, the related deferred costs will be charged to operations.  Administrative costs not associated with property exploration were charged to operations.  Costs associated with the evaluation of new opportunities are charged to operations as project assessment expenditure, when incurred.  Excess cash is invested by the Registrant in short-term investments.

The Registrant’s consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Registrant, conforms quantitatively in all material respects for the periods presented with US GAAP.  See Note 9 to the financial statements of the Registrant.

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

2007 Fiscal Year

Lac Panache, Fish Creek and Copper Cliff

During the year ended December 31, 2007, the Registrant secured an option to acquire the Copper Cliff project in Sudbury, Ontario.  Expenditures on the Lac Panache, Fish Creek and Copper Cliff Projects during the year on option fees and exploration activities totalled $244,787.  By November of 2007, the Registrant decided that exploration results did not meet its criteria for further exploration and terminated its option agreements with respect to the Sudbury projects in Ontario, Canada.

Burundi Nickel Project

During the year ended December 31, 2007 the Registrant had been in communication with the Department of Mines in Burundi regarding the continuance of the Mining Convention.  In June of 2007 the Registrant announced that it had commenced arbitration proceedings against the Government of Burundi to enforce its rights pursuant to the Mining Convention.  Should the Registrant be successful in the arbitral proceedings or reach an agreement with the Government for the continuance of the Mining

Convention, it plans to recommence activities in Burundi.  Should the Registrant recommence activities in Burundi, it will be required to post a new performance bond.  See“Item 4B – Burundi Nickel Project – Musongati.”

Other Opportunities

The Registrant has investigated various other opportunities in Africa and elsewhere during the fiscal year ended December 31, 2007 and incurred approximately $744,000 in consulting fees and travel costs investigating such opportunities, as well as the costs associated with travelling to Burundi in April 2007 to meet with the government.

2006 Fiscal Year

Lac Panache and Fish Creek

During the year ended December 31, 2006, the Registrant secured an option to acquire the Fish Creek project in Sudbury, Ontario.  Expenditures on the Lac Panache and Fish Creek Projects during the year on option fees and exploration activities totalled $159,098. Exploration consisted primarily of an airborne geophysical survey.

Burundi Nickel Project

No significant activities were undertaken on the Burundi Nickel Project during the year ended December 31, 2006 as the Registrant has been in communication with the Department of Mines in Burundi regarding the continuation of the Mining Convention. The Registrant engaged a consultant during 2006 to assist in the negotiations with the Ministry of Mines.

Other Opportunities

The Registrant investigated various other opportunities in Africa and elsewhere during the fiscal year.

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

Burundi Nickel Project

The Registrant was involved in investigations into the Burundi Nickel Project, which involved a scoping study on the construction of an integrated mine and PAL processing refinery to be sited at Musongati in Burundi.  Studies were focused on important transportation and infrastructure issues.  The Registrant declared force majeure in April 2000 due to the deteriorating security situation in the region.  Except for brief periods during 2002 and 2004, the Project has been subject to force majeure due to the unstable conditions in Burundi.  Following improving political and security conditions in Burundi, force majeure on the Musongati Project was lifted in May 2005 and the Registrant entered into discussions with the Ministry of Mines regarding the continuance of the Mining Convention.

Nevada Gold Project

The Nevada Gold Project was acquired under option agreements in November and December 2003 and a further option agreement over adjoining unpatented mining claims in May 2004.  Following completion of an assessment of the Nevada Gold Project, the Registrant terminated its options to acquire the St.

Elmo, Elko County Nevada USA project in June 2005 and its option to acquire the Diamond Jim Mine, Nevada USA in November, 2005.  See “Item 4.B. Gold in Nevada, USA.”

Albetros Diamond Project

The Registrant was involved in the assessment of the diamond potential of the Albetros Diamond Project, an alluvial diamond project located in Namaqualand on the west coast of South Africa, prior to deciding to exercise an option to purchase Albetros, the holder of the exploration licence over the Project.  The assessment included 9,330 m of rotary air blast drilling to define gravel resources in 2 main paleochannels and 22 large diameter auger holes to extract gravel from the paleochannels, which confirmed the diamondiferous nature of those gravels.  In March, 2005 the Registrant terminated the agreement to acquire the Albetros Diamond project due to the increased BEE requirements and the fact that a new prospecting permit had not been issued.  See “Item 4.B. Albetros Diamond Project.”

Other Opportunities

The Registrant also spent $64,248 evaluating new projects in China and Africa.

Variation in Operating Results

The Registrant is presently looking for new opportunities and continues to pursue projects in Africa.  The Registrant has also initiated arbitral proceedings at the ICC to enforce its rights in Burundi under the Mining Convention.  Until the Registrant secures new projects or is successful in the arbitral proceedings there is little variation expected in operating results from year to year and little is to be expected until such time as the Registrant secures new projects.

The Registrant derives interest income on its bank deposits and other short-term deposits, which depend on the Registrant’s ability to raise funds.  Changes in the amount of interest received will be affected by changes in the rate of interest paid on deposits and more significantly, if further cash received from the issuance of shares to fund ongoing operations or received from future joint venture partners reimbursing prior expenditures made by the Registrant on its projects or from the sale of its projects.

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

Outlook

Existing Projects

Following the lifting of force majeure at its Burundi Nickel Project, the Registrant initiated discussions with the Ministry of Mines regarding the recommencement of activities under the Mining Convention, however, no agreement has been reached and in June of 2007 the Registrant announced that it has commenced arbitration proceedings against the Government of Burundi to enforce its rights pursuant to the Mining Convention.  Should the Registrant be successful in the arbitral proceedings or reach an agreement with the Government, it plans to conduct a study regarding the development of the Musongati deposit.  Such study could include the possibility of heap leaching of the nickel and the potential for platinum group metals at Musongati.

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

Administration

Administrative expenses during fiscal 2008 are expected to be about the same as those of 2007.  However, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support.  Expenses for future periods cannot be predicted.

Summary and Analysis of Financial Operations

Comparison of Fiscal 2007 to 2006

The Registrant incurred a loss of $2,819,889 for the year ended December 31, 2007 compared to a loss of $1,635,182 for the year ended December 31, 2006.  The increased loss of $1,184,707 is mainly due to increased non-cash stock based compensation costs, project assessment expenditures and arbitration costs of approximately $417,000, $760,000 and $203,000, respectively, offset by decreased management fees of $126,000 and a decrease in other administration costs.

Administration expenditures decreased in the year ended December 31, 2007 due to a consolidation of the Registrant’s activities in Australia.  At December 31, 2007 the Registrant’s cash balances were held in Australian and Canadian dollars.  Exchange losses in 2007 were as a result of a decline in the exchange rates between the Australian and Canadian dollar.  The Registrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will continue to be exposed to exchange gains or losses in the future.

Interest income of $141,220 for the year ended December 31, 2007, increased from $107,563 for the year ended December 31, 2006 as a result of increased cash balances.

During the year ended December 31, 2007, cash required for operating activities amounted to $1,693,745 compared to $1,271,415 for the year ended December 31, 2006.

The increase in cash required for operating activities of approximately $422,000 resulted mainly from an increase in project assessment expenditures of approximately $760,000 and arbitration costs of $203,000, offset by decreased administration expenditures of $287,000 and changes in non-cash working capital of approximately $157,000.

During 2007, administrative expenses (excluding stock based compensation and arbitration costs) were $787,759 compared to $1,075,224 for the year ended December 31, 2006.  The decrease, as previously advised, was mainly due to the Registrant consolidating its administrative activities in Australia.

Comparison of Fiscal 2006 to 2005

The Registrant incurred a loss of $1,635,182 for the year ended December 31, 2006 compared to a loss of $1,198,637 for the year ended December 31, 2005.  The increased loss of $436,545 from 2005 to 2006 is mostly attributable to the non-cash stock-based compensation of $439,252. The total of administration and project assessment expenditures were similar in 2006 and 2005.  At December 31, 2006 substantially all of the Registrant’s cash balances were held in Canadian dollars, consequently exchange gains and losses in 2006 were minimal, however, the Registrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars, consequently it will be exposed to exchange gains or losses in the future.

Interest income of $107,563 for the year ended December 31, 2006, increased from $96,310 for the year ended December 31, 2005 as a result increasing interest rates.

During the year ended December 31, 2006, cash required for operating activities amounted to $1,271,415 compared to $988,671 for the year ended December 31, 2005.

The increase in cash required for operating activities of approximately $283,000 resulted mainly from changes in non cash working capital items.

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

The Registrant’s cash balance at December 31, 2007 totalled $3,341,050 compared to $2,356,331 at December 31, 2006.  Aside from such cash, the Registrant has no material unused sources of liquid assets.  Cash raised on the issuance of capital stock during 2007 amounted to $2,790,545.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

At December 31, 2007, the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in. See “Item 4.D. - Property, Plant and Equipment.”

In addition, the Registrant anticipates spending approximately $1,750,000 during 2008 for administrative and other operating expenditures at its principal administrative office in Perth, Australia and its office in Langley, Canada and on project assessment expenditures.

The Registrant may decide to acquire new properties, at which time the Registrant may require additional equity financing.  Any such decision will be based on the results of ongoing exploration programs and the response of equity markets to the Registrant’s properties and business plan.  The Registrant expects to fulfil these cash commitments through its current cash on hand.

The Registrant believes it has sufficient cash resources to fund its operations for at least the next 12 months.  The Registrant does not have any source of funds other than from the issuance of capital stock and the exercise of options.  While the Registrant has been successful in the past in raising the necessary funds for the exploration of mineral properties there is no assurance that funding will be available on terms acceptable to the Registrant or at all.  If such funds cannot be secured, the Registrant will be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements or option agreements.

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

Cecil R. Bond, a Director of the Registrant from March 1997 to present; Corporate Secretary of the Registrant from April 1998 to February 2007 and Chief Executive Officer of the Registrant from February 2004 to March 2005; Chief Financial Officer of the Registrant from April 1998 to June 2004; Chief Financial Officer of Exeter Resource Corporation from April 2005 to present; Chief Financial Officer and Corporate Secretary of AMC from August 1998 to May 2005 and a Director of AMC from November 1999 to May 2005; Senior Financial Officer of a number of other public and private companies. Mr. Bond is a Chartered Accountant.

John Maloney, a Director of the Registrant from April 2003 to present.  Secretary of Wesley College Endowment Fund Association Inc since 1982; a Director of Old Wesley Collegians Association since 1995; and a Director of Cybertop Pty Ltd since 1998; Bursar of Wesley College from 1968 to 1993.

Philip Thick, was appointed as a Director of the Registrant in August 2007.  Director of Coogee Chemicals Pty Ltd. From 2007 to present, Director of Esperance Port Authority from 2007 to present, Director of Perth Home Care Services from 2007 to present and Director of GulfX Limited 2008 to present.  Previously a Director for Shell Australia Limited.  Mr. Thick is a qualified engineer.

There are no arrangements or understandings pursuant to which any director or executive officer was selected as a director or executive officer.  There are no family relationships between any two or more directors or executive officers.

B.

Compensation

The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant’s most recent fiscal year, directly and indirectly, including directors fees, to all officers and directors in their capacity as such totalled $381,879.

The Registrant paid a total of $48,566 in directors’ fees during the year ended December 31, 2007.  Each director receiving directors’ fees is paid a maximum of A$30,000 per year, except for the Chairman, who receives A$40,000.

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

The following table sets out a summary of compensation paid to the executive officers (the “Executive Officers”) of the Registrant during the year ended December 31, 2007.

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation (7) ($)	Securities Under Options/SARs Granted(#)	Restricted Shares or Restricted Share units(1)($)	Long Term Incentive Plan Payouts($)	All Other Compensation (6)($)
Peter H. Lloyd (4) Chief Executive Officer, Chairman and a Director	Nil	Nil	$224,375	2,500,000 (2) 2,500,000 (3)	Nil	Nil	Nil
Cecil R. Bond Director	Nil	Nil	$59,008	1,250,000 (2) 250,000 (3)	Nil	Nil	Nil
Malcolm K. Smartt (5)	Nil	Nil		1,000,000 (2)	Nil	Nil	$53,448

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

(3)

The options granted to the executive officers at A$0.50 per share were approved by shareholders on May 25, 2007.

(4)

Mr. Lloyd was appointed Chief Executive Officer and President in April, 2005.

(5)

Mr. Smartt resigned as CFO, Secretary and a Director, of the Registrant on June 27, 2007.

(6)

Compensation consists of directors’ fees, consulting fees and salary for the period to June 2007.

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

The following table sets forth the stock options outstanding at February 28 , 2008 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Peter H. Lloyd, CEO, President, CEO and a Director	2,500,000	A$0.10	May 25, 2011
	2,500,000	A$0.50	May 26, 2012
Cecil R. Bond, Director	1,250,000	A$0.10	May 25, 2011
	250,000	A$0.50	May 26, 2012
John S. Maloney Chairman and a Director	1,000,000	A$0.10	May 25, 2011

In total, directors, officers and employees hold options that are exercisable into 7,500,000 Common Shares.  The options expire on May 25, 2011 and May 26, 2012.

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

4.

The Registrant will not make application to ASX for official quotation of the options.

5.

The Registrant will make application to ASX for the quotation of the shares allotted and issued upon the exercise of an option within 10 business days after allotment and issue of those shares.

6.

All shares issued upon exercise of the options will rank pari passu in all respects with the Registrant’s then outstanding shares.

7.

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

8.

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

9.

If there is a pro-rata issue (except a bonus issue) to holders of shares, the exercise price of an option may be reduced in accordance with the formula provided for in ASX Listing Rule 6.22.2.

10.

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

Pursuant to an agreement dated February 2006 between the Registrant and Peninsular Services Pty Ltd (“Peninsular”), Peninsular has provided the services of Mr. Lloyd in consideration of an annual fee of A$250,000.  In addition Peninsular provides administrative and technical support personnel as required by the Registrant from time to time.  The consideration paid to Peninsular for these services during the fiscal year was approximately $114,000.  Mr. Lloyd was appointed Chief Executive Officer of the Registrant in April 2005.

Effective July, 2005, Emmerson Holdings Pty Ltd., a company controlled by Mr. Lloyd has provided office facilities to the Registrant in Australia at a cost of A$2,803 per month.  The consideration paid to Emmerson Holdings during the fiscal year for office rent totalled A$33,642.

Audit Committee

In accordance with the Business Corporations Act (British Columbia), the Registrant is required to have an audit committee.  The Registrant’s current Audit Committee consists of:

Name	Present Office
Peter H. Lloyd	CEO and Director
John Maloney	Non Executive Chairman
Philip Thick	Director

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

Year	Canada	Australia	Total
2005	3	3	5
2006	1	3	4
2007	1	2	3

None of the Registrant’s employees are members of a labour union.

E.

Share Ownership

The following table sets forth, as of February 28, 2008, the number of the Registrant’s Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name and positions held in the Registrant	Number of shares owned or controlled at Feb. 28, 2008 (5)	Percentage of shares outstanding
PETER H. LLOYD (1) President, CEO, Chairman & Director	11,287,539 (2)	10.8%
CECIL R. BOND Director	2,232,000 (3)	2.2%
JOHN MALONEY (1) Non Executive Chairman	1,000,000 (4)	1.0%
PHILIP THICK (1) Director	250,000 (5)	0.5%

(1)

Member of Audit Committee.

(2)

Includes options to purchase 2,500,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011, and options to   purchase 2,500,000 common shares at an exercise price of A$0.50 that expire on May 26, 2012.

(3)

Includes options to purchase 1,250,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011, and options to   purchase 250,000 common shares at an exercise price of A$0.50 that expire on May 26, 2012.

(4)

Includes options to purchase 1,000,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011.

(5)

The information regarding share ownership has been provided by the individuals themselves.

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

The following table sets forth the stock options outstanding at February 28 , 2008 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Peter H. Lloyd, CEO, President, CEO and a director of the Registrant	2,500,000	A$0.10	May 25, 2011
	2,500,000	A$0.50	May 26, 2012
Cecil R. Bond, a director of the Registrant	1,250,000	A$0.10	May 25, 2011
	250,000	A$0.50	May 26, 2012
John S Maloney Non Executive Chairman and a Director of the Registrant	1,000,000	A$0.10	May 25, 2011

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

At February 28, 2008, there were 264 record holders of the Registrant’s Common Shares resident in the United States, holding 3,887,933 Common Shares.  This number represents approximately 3.9% of the total issued and outstanding Common Shares of the Registrant at that date.

At February 28, 2008, there were a total of 433 record holders of the Registrant’s Common Shares.

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

Item 8 –Financial Information

A.

Consolidated Statements and Other Financial information

See “Item 17 – Financial Statements”.

Legal Proceedings

Musongati Arbitration – In June 2007, the Registrant commenced arbitral proceedings at the ICC following the purported termination of the Mining Convention by the government of Burundi.

Except as further disclosed in “Item 4 – Information on the Company”, there is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings that involve any third party, which may have, or have had in the recent past, significant effects on the Registrant’s financial position.  This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Registrant has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future.

B.

Significant Changes

There have been no significant changes in the financial condition of the Registrant since the most recent consolidated financial statements dated December 31, 2007.

Item 9 – The Offer and Listing

A.

Offer and Listing Details

Stock Price History

In recent years, securities markets in Canada and Australia have experienced a high level of price and volume volatility, and the market price of many resource and resource related companies have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values or prospects of such companies.  There can be no assurance that fluctuations in the Registrant’s share price and volume will not occur.

The following table sets out the high and low market prices and the volume of the Common Shares traded on the ASX for the last 5 years and eight quarters ending December 31, 2007 and for the last six months to February 28, 2008.

Year Ended	ASX high	ASX Low	ASX Volume

2003	A$0.310	A$0.088	19,781,253
2004	A$0.280	A$0.060	16,064,905
2005	A$0.090	A$0.030	9,501,720
2006	A$0.100	A$0.042	8,920,390
2007	A$1.340	A$0.064	146,117,651
Quarter Ended
March 31, 2006	A$0.065	A$0.042	794,812
June 30, 2006	A$0.090	A$0.054	3,277,628
September 30, 2006	A$0.100	A$0.051	2,280,345
December 31, 2006	A$0.100	A$0.060	2,567,605
March 31, 2007	A$0.530	A$0.064	33,960,959
June 30, 2007	A$1.340	A$0.300	79,106,609
September 30, 2007	A$0.685	A$0.230	22,178,045
December 31`, 2007	A$0.860	A$0.335	10,872,038
Month Ended
September 30, 2007	A$0.420	A$0.320	1,808,074
October 31, 2007	A$0.545	A$0.335	3,950,040
November 30, 2007	A$0.860	A$0.380	7,569,118
December 31, 2007	A$0.840	A$0.600	2,294,780
January 31, 2008	A$0.670	A$0.415	1,747,147
February 28, 2008	A$0.470	A$0.300	895,795

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

C.

Material Contracts

Contract	Item Reference	Exhibit Number
Management Agreement with Peninsular Services Pty Ltd	6 C	4.12

Management Agreement with Peninsular Services Pty Ltd

Pursuant to an agreement dated February 2006 between the Registrant and Peninsular, Peninsular provides the services of Mr. Lloyd in consideration of an annual fee of A$250,000.  In addition, Peninsular provides administrative and technical support personnel as required by the Registrant from time to time. The consideration paid to Peninsular for those services during the fiscal year was approximately $114,000.

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

The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada.  An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $295,000,000.  For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

Dividends

Pursuant to the Tax Convention, any dividends paid to non-resident shareholders of the Registrant, will generally be subject to Canadian withholding tax (“Part XIII Tax”) in respect of any dividend paid or deemed to be paid on his or her shares.   The Registrant will be required to withhold the applicable amount of Part XIII Tax from each such dividend and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder.  By virtue of Article X of the Tax Convention, the rate of Part XIII Tax on dividends paid to U.S. resident shareholders is generally limited to 15% of the gross amount of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Registrant’s voting shares).  In the absence of the treaty provisions, the rate of Part XIII Tax imposed is 25% of the gross amount of the dividend.

In addition, under Article XXI of the Tax Convention, dividends may be exempt from Canadian withholding tax if paid to certain US residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organization and qualifying trusts, companies, organization or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

A non-resident of Canada who disposes of a share, including by deemed disposition on death, will generally not be subject to Canadian tax under the ITA in respect of any capital gains (or be entitled to deduct any capital loss) thereby realized upon the disposition of Common Shares listed on a prescribed stock exchange unless the shares represent ‘taxable Canadian property’ (as defined by the ITA) to the shareholder.  A Common Share of the Registrant will be deemed to be taxable Canadian property to a non-resident shareholder if, Common Shares of the Registrant represent ‘taxable Canadian property’ and who is under Article XIII of the Tax Convention), generally no Canadian tax is payable on a capital gain realized unless the value of such shares is derived principally from real property located in Canada and at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm’s length, or the non-resident shareholder and persons with whom he/she did not deal at arm’s length, owned 25% or more of the issued Common Shares of the Registrant.

If a non-resident shareholder disposes of the Registrant’s Common Shares to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with that shareholder and which, immediately after the disposition, is connected with the Registrant (i.e., holds 10% or more of the voting rights and market value of the Registrant’s Common Shares), the amount by which the fair market value of any consideration (other than shares of the purchasing corporation) exceeds the paid-up capital for the Common Shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation and subject to Part XIII tax as described above.

Where a shareholder disposes of Common Shares to the Registrant (unless the Registrant acquired the shares in the open market in like manner to any member of the public) the result will be a deemed dividend to the shareholder equal to the amount by which the consideration paid by the Registrant exceeds the paid-up capital of the Common Shares.  The amount of such dividend will be subject to withholding tax as previously described.

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

Material U.S. Federal Income Tax Consequences

TO COMPLY WITH UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY PROSPECTIVE INVESTORS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE; AND (B) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general discussion of certain U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Registrant.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” and “Taxation-Material Australian Income Tax Laws” above).

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

Dividends not Eligible for Reduced Tax Rate.  Under current U.S. tax laws, for taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Registrant would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if the Registrant is not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC with respect to a specific US holder for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

Dividends Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the “QEF election” discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Registrant should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Registrant to them will be exempt from U.S. federal income tax if a QEF election is made.

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

Reduced Tax Rate.  Under current U.S. tax laws, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.  As discussed below, the Registrant believes it is a PFIC.

Management Believes Registrant is a Passive Foreign Investment Company.

General Discussion.  Management of the Registrant believes it qualifies as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2007, and may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of special rules applied to U.S. Holders of shares issued by the Registrant.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Registrant, then it will continue to be treated as a PFIC with respect to such common shares and such Non-Electing U.S. Holder, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting.  The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting is defined in Rules 13a-15(f) and 15d–15(f) promulgated under the Securities Act.

As of December 31, 2007, management assessed the effectiveness of the Registrant’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  Based on the assessment, management has determined that there are material weaknesses to its internal control, consequently internal control was not effective as a result thereof.  Due to the Registrant’s limited resources, it is not feasible to engage additional personnel to address the lack of segregation of duty.  Management has, however, determined that there are compensating controls which mitigate the potential for error in the Registrant’s financial statements due to the involvement of its directors and review by the audit committee.  Management intends to improve internal control over financial reporting in future as the Registrant’s resources permit by engaging additional personnel.  This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the United States Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

Item 16A – Audit Committee Financial Expert

The Registrant’s Board has determined that it does not have an audit committee member who meets the requirements set forth under the SEC rules to be deemed to be an “audit committee financial expert”.  The Registrant is currently seeking a suitably qualified person who meets these requirements.

Item 16B – Code of Ethics

The Registrant has adopted a code of ethics that applies to its executive officers, a copy of which is available, without charge, upon written request to the Registrant’s Secretary at 57 Labouchere Road, South Perth, Western Australia, 6151.

Item 16C – Principal Accountant Fees and Services

Horwath Orenstein LLP (“Horwath”) who were appointed as auditors of the Registrant on February 1, 2005 and reappointed on January 24, 2006 audited the Registrant’s books and records for the years ended December 31, 2007, 2006 and 2005.

Audit Fees

Fees billed by Horwath for professional services totalled $45,850 for the year ended December 31, 2007 and $46,500 for the year ended December 31, 2006.  Such fees were for the audit of the Registrant’s annual financial statements and review of its half year financial statements and for services in connection with statutory and regulatory filings for that fiscal year and the audit for the years ended December 31, 2007 and 2006.

Audit-Related Fees

Fees for audit-related services totalled $ nil for the years ended December 31, 2007, 2006 and 2005.

Tax Fees

No fees related to tax services were billed by Horwath for the years ended December 31, 2007, 2006 and 2005.

All Other Fees

No other fees were billed by Horwath for the years ended December 31, 2007, 2006 and 2005.

During the fiscal years ended December 31, 2007, 2006 and 2005, Horwath did not bill for any products or services other than as described above.

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

There were no fees in 2007, 2006 or 2005 that were not pre-approved by the Audit Committee.  All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D – Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Registrant not any affiliated purchaser engaged in any repurchases of the registrant’s equity securities during the year ended December 31, 2006.

PART  III

Item 17 – Financial Statements

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP for measurement differences between Canadian and United States GAAP (see Note 9 therein).

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
March 28, 2008

REPORT OF INDEPENDENT ACCOUNTING FIRM

To The Shareholders of Argosy Minerals Inc

We have audited the consolidated balance sheet of Argosy Minerals Inc as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and Public Company Accounting Oversight Board (United States) generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, the results of its operations and changes in its cash flow for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 28, 2008

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED BALANCE SHEETS
As at December 31, 2007 and 2006
(expressed in Canadian dollars)

	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$ 3,341,050	$ 2,356,331
Accounts receivable and prepaids	6,916	17,262
	3,347,966	2,373,593

Office equipment and furniture	13,723	5,305
	$ 3,361,689	$ 2,378,898

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 172,622	$ 111,540

SHAREHOLDERS' EQUITY
Capital Stock
Issued	46,991,751	44,075,384
Contributed Surplus	1,264,482	439,251
Deficit	(45,067,166)	(42,247,277)
	3,189,067	2,267,358
	$ 3,361,689	$ 2,378,898

APPROVED ON BEHALF OF THE BOARD

__________________________

____________________________

John Maloney, Chairman

Peter Lloyd, President & Director

March 28, 2008

March 28, 2008

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

		2007	2006	2005

Income
Interest		$ 141,220	$ 107,563	$ 96,310
Foreign exchange gain / (loss)		(125,404)	376	(1,141)
		15,816	107,939	95,169

Expenses
Accounting and audit		$ 46,805	$ 53,683	$ 81,201
Arbitration	Note 3(a)	202,668	-	-
Bank charges		1,996	1,837	3,673
Amortization		6,429	12,515	12,227
Directors' fees		48,566	45,833	75,000
Insurance		2,032	4,673	22,289
Legal		70,351	95,745	51,981
Management and consulting fees		279,865	405,986	163,303
Office		15,911	15,189	19,533
Project assessment expenditures	Note 4	989,114	228,646	241,327
Rent		34,765	52,036	59,155
Salaries and benefits		129,436	191,581	350,319
Stock based compensation		856,164	439,251	-
Shareholder communications		13,111	25,722	40,863
Telecommunications		7,825	14,960	18,527
Transfer agent and stock exchange		107,617	43,623	52,042
Travel		23,050	111,841	102,366
		2,835,705	1,743,121	1,293,806
Net Loss for the Year		(2,819,889)	(1,635,182)	(1,198,637)
Deficit - Beginning of Year		(42,247,277)	(40,612,095)	(39,413,458)
Deficit - End of Year		$ (45,067,166)	$ (42,247,277)	$ (40,612,095)

Basic & Fully Diluted Loss per Common Share		$ (0.03)	$ (0.02)	$ (0.01)

Weighted Average Number of Common Shares
Outstanding, Basic and Fully Diluted		98,023,272	95,969,105	95,969,105

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

	2007	2006	2005

Cash Provided from (Used for)
Operating Activities
Net loss for the year	$ (2,819,889)	$ (1,635,182)	$ (1,198,637)
Items not affecting cash:
Amortization	6,428	12,515	12,227
Foreign exchange (gain) / loss	97,235	(794)	297
Project assessment expenditures - shares issued	94,889	-	-
Stock based compensation	856,164	439,251	-
	(1,765,173)	(1,184,210)	(1,186,113)

Changes in Non-cash Working Capital
(Increase) Decrease in accounts receivable
and prepaids	10,346	9,127	140,571
Increase/(Decrease) in accounts payable
and accrued liabilities	61,082	(96,332)	56,871
Cash Flows from Operating Activities	(1,693,745)	(1,271,415)	(988,671)

Investing Activities
(Purchase)/disposal of office equipment and furniture	14,846	837	(1,324)
Cash Flows from Investing Activities	14,846	837	(1,324)

Financing Activities
Issue of shares	2,790,545	-	-
Cash Flow from Financing Activity	2,790,545	-	-

Foreign Exchange Gain / (loss) on cash
held in Foreign Currency	(97,235)	794	(297)

Increase (Decrease) in Cash and Cash
Equivalents	984,719	(1,269,784)	(990,292)
Cash and Cash Equivalents -
Beginning of Year	2,356,331	3,626,115	4,616,407
Cash and Cash Equivalents -
End of Year	$ 3,341,050	$ 2,356,331	$ 3,626,115

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.

(an exploration stage corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2007

1.

Nature of Operations

On May 26, 2005, the Corporation continued its jurisdiction of incorporation from the Yukon Territory under the Yukon Corporations Act to British Columbia, under the Business Corporations Act, British Columbia, and amalgamated with its wholly owned Canadian subsidiaries.

The Corporation and its subsidiaries are engaged in the exploration of mineral properties and is considered to be an exploration stage company.  The Corporation is in the process of investigating possible property acquisitions, principally in Africa. The Corporation was previously involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi.  In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation, however in 2005 following elections and the formation of a new government in Burundi, the Corporation lifted force majeure and entered into discussions with the Ministry for Mines regarding recommencing activities in Burundi. Following the purported termination of the Mining Convention by the government of Burundi in June 2007, the Corporation commenced arbitral proceedings at the International Court of Arbitration of the International Chamber of Commerce in Paris to enforce its rights. See Note 3(a).

During 2007 the Corporation continued to evaluate the Lac Panache, Fish and the Copper Cliff properties in Sudbury, Ontario acquired under option agreements entered into in 2005 and 2007.  As results from exploration activities on these projects did not merit further work, the Corporation terminated the option agreements. See Note 3(b), (c) and (d).

During 2005, the Corporation terminated its option to acquire the Albetros Diamond Project in South Africa as a new exploration permit was not issued. See Note 3(e).

The Corporation is in the process of exploring mineral properties and has not yet determined whether these properties contain deposits that are economically recoverable.  The continuing operations of the Corporation is dependent upon, obtaining necessary financing to meet its commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitability, production or proceeds from disposition of the mineral properties.

2.

Significant Accounting Policies and Recent Accounting Pronouncements

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Argosy Energy Zambia Limited	Zambia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The material measurement differences between Canadian and United States GAAP are explained in Note 9, along with their effect on the Corporation’s consolidated statements of operations and deficit.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian and Australian banks.  A significant portion of the cash balances are held in Australian dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture

Amortization is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with its acquisition and exploration or development will be accounted for as described under Mineral Properties below.  Included in project assessment expenditures are option payments for mineral properties.  These payments are charged to income when incurred.

Mineral Properties

a)

Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production, the cost of acquisition will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and, based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the recognized amount.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation’s title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b)

Mineral property exploration expenditures

When proven and probable reserves are determined for a property, subsequent development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the exploration costs will be written off to operations.

Recorded costs of mineral property exploration expenditures are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and, based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the recognized amount.

c)

Impairment of mineral property acquisition costs and exploration expenditures

Carrying values of mineral properties and, the property, plant and equipment associated with those mineral properties, are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. If the property is assessed to be impaired, it is written down to its estimated fair value.

Stock Based Compensation

The Corporation grants stock options to employees and consultants as determined by the Corporation’s Board of Directors. Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders. The Company does not repurchase stock options from optionees.

Compensation costs attributable to all stock options granted are measured at fair value at the grant date, using the Black-Scholes Model, and are expensed over the vesting period with a corresponding increase to contributed surplus. The Black-Scholes Model requires the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of any stock options granted.  Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

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

Changes in Accounting Policy and Recent Accounting Pronouncements

Effective January 1, 2007, the Corporation adopted the guidelines provided by the Canadian Institute of Chartered Accountants (“CICA”) relating to the accounting treatment of financial instruments.

(a)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, cash and cash equivalents, receivables and other financial assets that are non-speculative in nature have been classified as held-for-trading, and related recognized gains and losses are recorded directly in earnings. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  The adoption of Section 3855 has not resulted in any significant impact on the Corporation’s financial statements.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net income, because the Corporation does not follow Hedge accounting.

All other financial instruments are recorded at cost or amortized cost, subject to impairment reviews.

(b)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Corporation does not apply hedge accounting and accordingly is not impacted by this standard.

(c)

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Corporation holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

(d)

Accounting Changes, Section 1506

In July 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007.  Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing more reliable and more relevant information.  Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP.  A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements.  New disclosures are required in respect of such accounting changes.  The impact that the adoption of Section 1506 has had on the Corporation’s results of operations and financial condition has been noted above in the description of the change in accounting policy.

Canadian accounting pronouncements effective for 2008

(a)

Capital Disclosures, Section 1535

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

(b)

 Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(c)

Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Corporation will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of this new accounting standard will impact the amounts reported in the Corporation’s consolidated financial statements as they relate primarily to disclosure.

(d)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Corporation has determined that there are no other recent pronouncements that impact its consolidated financial statements.

Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Corporation are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

The Corporation’s instruments are comprised of cash and cash equivalents; accounts receivable, value added tax recoverable, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of cash and cash equivalents, accounts receivable, value added tax recoverable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. The Corporation is however exposed to currency risk from foreign currency fluctuations as it holds substantial amounts of its cash in Australian dollars and conducts a significant amount of its business in Australia and in other countries. The Corporation does not engage in any hedging activities but manages the risk from foreign exchange fluctuations by settling expenditures in Australia from its Australian cash balances and limits its exposure to other currency fluctuations by limiting the time to settlement where possible.

Certain financial instruments of the Corporation include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currency included in their balances:

	2007	2006
	Australian Dollars	Australian Dollars
Cash and cash equivalents	2,641,879	347,488
Other receivables and prepaid expenses	1,911	12,355
Accounts payable and accrued liabilities	102,916	72,183
Rate to convert to $1.00 CDN	0.8670	0.9187

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

On March 28, 2002, the Corporation announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Corporation lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside

Bujumbura, the Corporation re-imposed force majeure in August, 2004.  In 2005 a new government was elected, resulting in improving stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May 2005 and commenced discussions with the Ministry of Mines regarding a continuation to the term of the Mining Convention and the re-commencement of activities at Musongati.

On June 21, 2007, Andover instructed its legal counsel to commence arbitral proceedings under the Rules of the International Court of Arbitration of the ICC in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention.

This decision was taken after extensive, but futile, attempts by Andover to negotiate with the Government of Burundi to continue its work under the Mining Convention, and to obtain the necessary research permit from the Minister of Mines for that purpose.

Andover’s efforts to resume work under the Mining Convention followed periods of violence in Burundi which delayed the feasibility study work on the Musongati deposits.  These interruptions constituted periods of Force Majeure which, under the Convention, entitle Andover to extensions and a further opportunity to proceed with exploration and feasibility study work.  This was confirmed in December 2005 by an Inter-Ministerial Commission which was established by the Burundian Government to study the continued validity of the Mining Convention.

The Government’s Inter-ministerial Commission comprised members from the offices of the Second Vice President of the Republic, Ministry of Foreign Affairs and Co-Operation, Ministry of Justice, Ministry of Energy and Mines and Ministry of Finance.  The conclusions reached by the Commission were unequivocal and fully supported Andover’s position, as confirmed by the following excerpts from the Commission’s report:

i)

“The current state of affairs is that the Convention is in full force and both parties must accept and fulfill their obligations.  There is no point in the Administration of the Ministry of Energy and Mines to keep boycotting the Convention and turning its back on Andover.  Instead it is time to restore calm and revive the relationship with Andover and relaunch the work programme with renewed vigor.  There is no other choice.”

ii)

"It would be ill advised for the State to break the Convention as a result of force majeure invocations which appear valid.  Any termination of the Convention must, to the extent possible, strictly follow the Convention’s provisions in terms of justification and procedure.  The alternative could expose the State to the risk of paying damages in immense sums that could exceed the value of the mine itself.”

In the face of the clear recommendations of the Inter-Ministerial Commission, the Minister of Mines delayed taking any appropriate steps under the Mining Convention to enable Andover to resume work.  It has now been revealed that, without notice to Andover, the Government recently proceeded with a second internal study that has issued recommendations diametrically opposed to those reached by the Inter-Ministerial Commission.

At a meeting of the Council of Ministers held on June 14, 2007, the Minister of Mines presented the findings of the internal study, and recommended termination of the Mining Convention.  The minutes of the meeting of the Council of Ministers make no reference to the December 2005 report of the Inter-Ministerial Commission or to the fact that the conclusions of the more recent internal study flatly contradict the Commission’s earlier recommendations.  In this context, with partial information, it appears that the Council of Ministers was persuaded to accept the recommendations of the Minister of Mines.

Andover notes that there is no proper basis for the purported termination of the Mining Convention and that the Minister’s recent conduct simply constitutes a further breach of the Mining Convention.  Andover intends to prosecute its claims in arbitration vigorously.  It shall seek declaratory relief confirming its rights under the Mining Convention and pursue claims for damages as anticipated by the Government itself in the Inter-ministerial Commission report.

As at December 31, 2007, the Corporation was continuing the arbitration proceedings to enforce its rights pursuant to the Mining Convention.

b)

Lac Panache – Sudbury

In April 2005, the Corporation entered into an agreement whereby it could earn 100% of the Lac Panache Project through staged cash payments totalling $300,000 and incurring expenditures over three years totalling $455,000.  On production the vendor would retain a 3% net smelter return (“NSR”).  The Corporation’s annual cash payment and work expenditure commitments were as follows:

Cash Payments:	2005	$ 40,000	Work Expenditures:	by April 8, 2006	$ 65,000
	2006	80,000		8, 2007	130,000
	2007	120,000		8, 2008	260,000
	2008	60,000			-
		$ 300,000			$ 455,000

On making cash payments of $300,000 and incurring $455,000 in exploration expenditures the Corporation would have exercised its option to acquire the Lac Panache properties, subject to the 3% NSR.  The Corporation had the right to purchase 2% of the NSR for $3 million and had a right of first refusal to purchase the remaining 1%.

In 2007, following exploration results that did not meet expectations, the Corporation decided not to exercise its option over the Lac Panache Project and terminated the Agreement.

c)

Fish Creek – Sudbury

In early April, 2006 the Corporation entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury.  Covering an area of 2.88 sq. km, the property consists of 2 claims containing a total of 18 claims units each 400m by 400m in area.  The Corporation could earn 100% of the project through staged cash payments totalling $100,000 and completing staged work commitments over three years of $21,600.  On production the vendor would retain a 3% NSR.

Cash Payments:

Work Expenditure Commitments:

2006	$ 20,000	by April 2006	$ 7,200
2007	25,000	2007	7,200
2008	35,000	2008	7,200
2009	20,000
	$ 100,000		$ 21,600

In 2007, following exploration results that did not meet expectations, the Corporation decided not to exercise its option over the Fish Creek Project and terminated the Agreement.

d)

Copper Cliff – Sudbury

On May 24, 2007, the Corporation entered into an agreement whereby it had an option to acquire a 100% interest, subject to a 3% NSR, in 16 mineral claims, covering 29.44 sq. km in Eden Township, Sudbury, Ontario in Canada.  The Copper Cliff property is believed to cover a portion of the southern extension of the Copper Cliff Offset dike.

The terms of the agreement were that the Corporation would incur staged expenditures totalling $494,600 over three years with a minimum expenditure of $78,200 in the first year.  In addition, the Corporation would make staged cash payments totalling $313,200 and issue 1 million fully paid shares over the three years.  On execution of the agreement, the Corporation paid cash in the amount of $33,200 and issued 250,000 fully paid shares to the vendor.

In November 2007, following exploration results that did not meet expectations, the Corporation decided not to exercise its option over the Copper Cliff Project and terminated the Agreement.

e)

Albetros Diamond Project

The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation held its interest in the Albetros Project through an option agreement to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd (“Albetros”) the owner of the Project.

The Option Agreement provided for:

i)

an option exercise date of August 31, 2004.  *

ii)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

-

2003 – R2,400,000 ($469,000) – paid.

-

2004 – R1,650,000 ($344,000) – of which R550,000 has been paid, and

iii)

a purchase price of R17,000,000 ($3,609,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

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

In March 2005, the Corporation terminated its option to acquire Albetros as a new Permit still had not been issued and in December 2006 the Corporation received $79,535, less rehabilitation costs, from the shareholders of Albetros for the purchase of the Corporation’s 14% equity interest in Albetros.  The Corporation has no further interest in Albetros.

4.

Project Assessment Expenditures

Details of Project Assessment Expenditures during the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Lac Panache, Fish Creek and Copper Cliff Projects
Consulting	$ 51,761	$ 4,755	$ 9,130
Travel and Accommodation	-	-	1,705
Geophysics & Assays	-	54,343	-
Option and Claim Fees	193,026	100,000	43,900
Contractor, Equipment and Labor	-	-	111,026
	244,787	159,098	165,761
Other Projects *
Consulting and Assessment	450,709	140,151	48,511
Option Fees	-	-	61,513
Travel, Accommodation and other	293,618	8,932	15,737
Expenses Recovered	-	(79,535)	(61,513)
	744,327	69,548	64,248
Total	$ 989,114	$ 228,646	$ 241,327

*

Includes expenditures on projects that are currently the subject of negotiation for possible acquisition, travel related to attempts   to advance the Burundi Nickel project and expenditures on a number of projects that were reviewed but which did not meet the   Corporation’s criteria for ongoing exploration.

5.

Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

	Number of
	Shares	Amount
Total Issued – December 31, 2006	95,969,105	$ 44,075,384
Issued during the 2007 year:
Private Placement	3,200,000	2,747,248
For Mineral Property	250,000	94,889
Exercise of Stock Options	500,000	43,297
Contributed Surplus Allocated		30,953
Total Issued – December 31, 2007	99,919,105	$ 46,991,771

c)

Contributed Surplus

	2007	2006
Balance, beginning of year	$ 439,251	$ -
Stock based compensation	856,164	439,251
Contributed Surplus allocated	(30,933)	-
Balance, end of year	$ 1,264,482	$ 439,251

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.  All stock options vested on the date of approval.

Compensation expense of $856,164 recognised in 2007 (2006 – $439,251) on stock options granted was calculated using the Black Scholes model utilizing the following assumptions:

Risk free interest rate

4.1%

Expected life of stock options

5 years

Expected volatility

1.50 - 1.55

Expected dividend

Nil

Any consideration paid on the exercise of stock options is credited to capital stock.

The status of stock options granted to employees and directors as at December 31, 2007 and 2006 and the changes during the periods ended on those dates is presented below:

		December 31, 2007		December 31, 2006
		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price

Options outstanding and exercisable
- Beginning of Year	7,100,000	$0.09	2,125,000	$0.34

Cancelled/Expired	(1,500,000)	$0.09	(2,125,000)	$0.34

Exercised	(500,000)	$0.09

Granted	2,750,000	$0.43	7,100,000	$0.09
Options outstanding and exercisable
- End of Year	7,850,000	$0.21	7,100,000	$0.54

Details of Options Outstanding	Exercise Price	Remaining Life

5,100,000	$ 0.09	3.4 years
2,750,000	$ 0.09	4.4 years

6.

Related Party Transactions

During the year ended December 31, 2007, $381,879 (2006: $457,305, 2005: $233,633) was paid to four directors and a former director of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.  Generally management fees are paid pursuant to agreements entered into between the Corporation and the related party.

In addition $98,265 (2006: $193,134, 2005: $111,292) was paid to two companies; $91,067 to an Australian company and $7,198 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are reimbursed at cost, which approximate fair value.  At December 31, 2007, management and consulting fees and directors’ fees payable amounted to $73,045 (2006: $48,024, 2005:  $91,750) and are included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

 Income Taxes

A potential future income tax asset of approximately $3,408,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 8,626,000
b) Other deductible tax amounts	1,362,000
$ 9,988,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2008	-
2009	1,506,000
2010	1,505,000
2011	2,088,000
2015	1,067,000
2026	1,011,000
2027	1,449,000
Total	$ 8,626,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,408,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 34.12% (2006:  34.12%) has been reduced to an effective rate of nil% due to losses for which no tax benefit has been recognized.

8.

Segmented Information

2007
	Canada	Australia	Total

Current Assets	$ 1,055,800	$ 2,292,166	$ 3,347,966
Office equipment and furniture	-	13,724	13,724
	$ 1,055,800	$ 2,305,890	$ 3,361,690

2006
	Canada	Australia	Total

Current Assets	$ 2,033,818	$ 339,775	$ 2,373,593
Office equipment and furniture	-	5,305	5,305
	$ 2,033,818	$ 345,080	$ 2,378,898

The Corporation’s sole operating segment is the exploration for mineral resources.

9.

Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP”)

The Corporation’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. There are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Corporation on December 1, 2007.  The Corporation does not believe that FIN 48 has any material impact on its consolidated financial statements.

Recent Pronouncements

a)

In March 2006, the FASB published SFAS 155, “Accounting for Certain Hybrid Financial Instruments–an amendment of SFAS 133 and 140”. This standard amends SFAS 133 on derivative and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issued addressed in SFAS 133, DIG Issue D1 on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. This new standard is effective for all instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. The adoption of this Interpretation did not have significant effect on the Corporation’s results of operations or financial position.

b)

In March 2006, the FASB published SFAS 156 “Accounting for Servicing of Financial Assets– an amendment of SFAS 140”. This new standard amends SFAS 140 with respect to accounting for separately recognized servicing assets and servicing liabilities. This new standard was effective for fiscal years beginning after September 15, 2006. The adoption of this Interpretation did not have significant effect on the Corporation’s results of operations or financial position.

c)

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This Staff Position prohibits the use of the previously acceptable accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. The adoption of this Interpretation did not have significant effect on the Corporation’s results of operations or financial position.

Impact of recently issued accounting standards

a)

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value.  Expanded disclosures about the use of fair value to measure assets and liabilities are also required.  FAS 157 is effective for the Corporation on December 1, 2007 and is applied on a prospective basis.  The Corporation is currently assessing the impact of FAS 157 on its consolidated financial statements.

b)

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value.  The Corporation does not expect that the adoption of this Interpretation will have a significant effect on its results of operations or financial position.

c)

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

d)

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation has not determined the effect of the adoption of this Interpretation to its results of operations or financial position.

e)

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value.

•

the existing definition of a business would be expanded.

•

pre-acquisition contingencies would be measured at fair value.

•

most acquisition-related costs would be recognized as expense as incurred.

•

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need   to wait until contingency is settled).

•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date.

•

non-controlling interests would be measured at fair value at the date of acquisition.

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-  controlling interest.

•

in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized   gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008.

The Corporation does not expect the adoption of this Interpretation to have a significant effect on its results of operations or financial position.

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

4.2(2)	Management Agreement with Peninsular Services Pty Ltd
4.3(2)	Management Agreement with C.R. Bond.
4.4(2)	Management Agreement with Canaust Resource Consultants Ltd.
4.5(2)	Form of Stock Option Agreement

4.6(3)	Management Agreement with Peninsular Services Pty Ltd. dated January 1, 2003
4.7(3)	Management Agreement with 667060 BC Ltd.
4.8(3)	Agreement for Sale of Shares with Albetros Inland Diamond Exploration (Pty) Limited
4.9(3)	Option Agreement with Happy Tracks Mining Company
4.10(4)	Option Agreement with Cirincione Brothers
4.11(4)	Agreement over Lac Panache Property
4.12(5)	Management Agreement with Peninsular Services Pty Ltd. dated February 2006
4.13(5)	Fish Creek Option Agreement dated April 2006
4.14(6)	Copper Cliff Option Agreement dated May, 2007
8.1	List of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.

(2)

Incorporated by reference to Form 20-F filed June 29, 2001.

(3)

Incorporated by reference to Form 20-F filed May29, 2004

(4)

Incorporated by reference to Form 20-F filed April 8, 2005

(5)

Incorporated by reference to Form 20-F filed March 31, 2007

(6)

Incorporated by reference to Form 20-F filed March 31, 2008

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated:

March 31, 2008

By:

Peter H. Lloyd – Chief Executive Officer

(principal executive officer)

 Exhibit 8.1

List of Subsidiaries

Andover resources N.L.

- Australia

Argosy Mining Corporation Pty Ltd.

- South Africa

Argosy Energy Zambia Ltd.

- Zambia

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

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

Date:  _ March 31, 2008

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

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

Date:  _ _March 31, 2008

________________________________

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter H. Lloyd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

__March 31, 2008_

_________________________________

Peter H. Lloyd, Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cecil R. Bond, Director and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

_March 31, 2008

_________________________________________

Cecil R. Bond, Principal Financial Officer

87