Form 20-F
period 2008-12-31
ARGOSY MINERALS INC
filed 2009-04-17
CIK 1047363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

  X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2008

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

6

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

8

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

9

METRIC EQUIVALENTS

9

PART  I

10

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

10

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3 – KEY INFORMATION

10

A.

Selected Financial Data

10

B.

Capitalization and Indebtedness

12

C.

Reasons for the Offer and Use of Proceeds

12

D.

Risk Factors

12

XXI

POTENTIAL SHELL COMPANY STATUS; RESTRICTIONS ON RESALE OF SHARES

18

ITEM 4 – INFORMATION ON THE COMPANY

18

A.

History and Development of the Company

18

B.

Business Overview

21

C.

Organizational Structure

30

D.

Property, Plants and Equipment

30

ITEM 4A. – UNRESOLVED STAFF COMMENTS

31

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

31

A.

Operating Results

31

B.

Liquidity and Capital Resources

36

C.

Research and Development, Patents and Licences, etc.

36

D.

Trend Information

36

E.

Off-balance Sheet Arrangements

37

F.

Contractual Obligations

37

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

37

A.

Directors and Senior Management

37

B.

Compensation

37

C.

Board Practices

40

D.

Employees

41

E.

Share Ownership

41

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

42

A.

Major Shareholders

42

B.

Related Party Transactions

43

C.

Interests of Experts and Counsel

43

ITEM 8 –FINANCIAL INFORMATION

43

A.

Consolidated Statements and Other Financial information

43

B.

Significant Changes

43

ITEM 9 – THE OFFER AND LISTING

44

A.

Offer and Listing Details

44

B.

Plan of Distribution

44

C.

Markets

44

D.

Selling Shareholders.

45

E.

Dilution

45

F.

Expenses of the Issue

45

ITEM 10 – ADDITIONAL INFORMATION

45

A.

Share Capital

45

B.

Memorandum and Articles of Association

45

C.

Material Contracts

48

D.

Exchange Controls

48

E.

Taxation

49

F.

Dividends and Paying Agents

59

G.

Statement by Experts

59

H.

Documents on display

59

I.

Subsidiary Information

59

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

59

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

60

PART  II

60

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

60

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

60

ITEM 15 – CONTROLS AND PROCEDURES

60

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

61

ITEM 16B – CODE OF ETHICS

61

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

61

Audit Fees

62

Audit-Related Fees

62

Tax Fees

62

All Other Fees

62

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

62

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

62

PART  III

63

ITEM 17 – FINANCIAL STATEMENTS

63

ITEM 18 – FINANCIAL STATEMENTS

83

ITEM 19 – EXHIBITS

83

SIGNATURES

84

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

NOTE TO US READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in Argosy Minerals Inc.’s (the “Registrant”) disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Mineral Resource

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Registrant’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Forward-looking statements in this report include, but are not limited to, the ability of the Registrant to fund its operations for the next 12 months.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks:  risks associated with project development; the Registrant’s history of losses and lack of revenues; risks related to the worldwide economic crisis, the Registrant’s lack of mineral properties; the potential inability of investors to enforce U.S. judgments against the Registrant or its officers or directors; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; political risks and political risk insurance; environmental liability claims and insurance; infrastructure issues; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; adverse tax consequences to U.S. shareholders resulting from the Registrant’s “passive foreign investment and company” status.  Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under “Item 3. Key Information – Risk Factors”.  Although the Registrant believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, performance and achievements or other future events.  The Registrant is under no duty to update any of its forward-looking statements after the date of this report.  Investors should not place undue reliance on such forward-looking statements.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2000 pounds)	1.102

The information set forth in this Form 20-F is as at February 28 , 2009 unless an earlier or later date is indicated.

PART  I

Item 1 – Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

A.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The table also summarizes certain corresponding information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. – Operating and Financial Review and Prospects”.  Reference is made to Note 12 of the December 31, 2008 consolidated financial statements of the Registrant, included herein, for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effects on the Registrant’s financial statements.

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

	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004
Statement Of Operations And Deficit
Operating Revenues	n/a	n/a	n/a	n/a	n/a
Net Loss for the Period
Canadian GAAP	$2,959,219	$2,819,889	$1,635,182	$1,198,637	$3,148,252
U.S. GAAP	$2,959,219	$2,819,889	$1,635,182	$1,198,637	$3,148,252
Basic & Diluted Loss per Common Share
Canadian GAAP	$0.03	$0.03	$0.02	$0.01	$0.03
U.S. GAAP	$0.03	$0.03	$0.02	$0.01	$0.03
Dividends Declared	n/a	n/a	n/a	n/a	n/a
Balance Sheet
Total Assets
Canadian GAAP	$2,118,782	$3,361,689	$2,378,898	$3,671,161	$4,812,927
U.S. GAAP	$2,118,782	$3,361,689	$2,378,898	$3,671,161	$4,812,927
Net Assets
Canadian GAAP	$1,978,439	$3,189,067	$2,267,358	$3,463,289	$4,661,926
U.S. GAAP	$1,978,439	$3,189,067	$2,267,358	$3,463,289	$4,661,926
Shareholders’ Equity
Canadian GAAP	$1,978,439	$3,189,067	$2,267,358	$3,463,289	$4,661,926
U.S. GAAP	$1,978,439	$3,189,067	$2,267,358	$3,463,289	$4,661,926

Weighted Average Number of Shares Outstanding	99,919,105	98,023,272	95,969,105	95,969,105	95,969,105

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

Year Ended December 31
	2008	2007	2006	2005	2004
Average for Period	0.9335	0.9384	0.7547	0.8276	0.7702

Month Ended
	February 28, 2009	January 31, 2009	December 31, 2008	November 30, 2008	October 31, 2008	September 30, 2008
High for Period	0.8059	0.8459	0.8360	0.8694	0.9428	0.9673
Low for Period	0.7868	0.7844	0.7710	0.7782	0.7726	0.9262

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on February 27, 2009 as reported by the United States Federal Reserve Bank of New York for the

conversion of Canadian dollars into United States dollars was 0.7868 (US$1.00 = CDN$1.2710) and for the conversion of Australian dollars into United States dollars was 0.6419 (US$1.00 = AUS$1.5579).

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

Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

i.

Lack of Revenues; History of Losses

The Registrant has not recorded any revenues or net income from its operations nor has the Registrant commenced commercial production on any of its properties over the Registrant’s more than twenty (20) year existence.  The Registrant has accumulated net losses of approximately $48 million through December 31, 2008.  There can be no assurance that significant additional losses will not occur in the near future or that the Registrant will generate any revenues from mining operations or be profitable in the future.  The Registrant anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years if it adds the consultants, personnel and equipment associated with advancing exploration, development and possible commercial production of properties that it may acquire should it decide to put a property into production.  The amounts and timing of expenditures will depend on the Registrant’s ability to secure suitable properties, its ability to obtain financing on acceptable terms, the progress of exploration where exploration results are positive, the potential future development, the results of consultant’s analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements over properties that may be secured and other factors, many of which are beyond the Registrant’s control.

The Registrant does not expect to receive revenues from operations in the foreseeable future, if at all.  The Registrant expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations.  The potential development of properties that the Registrant acquires will first require the commitment of substantial resources to conduct the necessary time-consuming exploration and, only if exploration results are successful can decisions be made regarding the future development of properties.  There can be no assurance that the Registrant will generate any revenues or achieve profitability.

ii.

No Mineral Producing Properties; Registrant is in Exploration Stage

The Registrant is an exploration-stage company.  Currently the Registrant does not have any mineral properties.  Any work program carried out on a property that may be acquired would be an exploratory search for ore grade mineralization.  There can be no assurance that an exploration program will result in a profitable commercial mining operation.

The exploration for and development of mineral deposits is a speculative venture necessarily involving substantial risks.  There is no certainty that the expenditures to be made by the Registrant will result in discoveries of commercially viable mineral deposits.  Few properties which are explored are ultimately developed into producing mines.  The Registrant has no plant or equipment to conduct mining operations and it would have to raise and commit a substantial amount of funds to any mining operation that it may undertake should it acquire a suitable property.  Major expenses may be required to establish ore reserves, develop metallurgical processes, construct mining and processing facilities at a particular site and establish the required infrastructure (i.e., electricity and roads).  In exploring properties, the Registrant may be subjected to an array of complex economic factors and accordingly, there can be no assurance that feasibility studies will be carried out on any property that it may acquire or that results projected by any feasibility study that may be carried out in future will be attained in the event that the Registrant commences production on such a property.

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

iv.

Additional Financing Requirements

The Registrant’s operations currently do not provide any cash flow.  In the past the Registrant has relied on sales of equity securities and the recovery of exploration expenditures to meet its cash requirements.  With the current global economic crisis, funding is no longer readily available for junior resource companies and additional equity financing may not be available on terms acceptable to the Registrant, or at all. In addition, there can be no assurance that any future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

The Registrant presently has sufficient financial resources to maintain its current level of operations for at least the remainder of its current fiscal year.  Property acquisitions or changes in the scope of the Registrant’s operations may require additional funding.  The Registrant’s operational budgets are based in part on estimates provided by independent contractors.  In the past these estimates have proven to be less than amounts ultimately paid by the Registrant, largely resulting from changes in the scope of projects.  Failure of the Registrant to obtain additional financing, if and as required, on a timely basis could delay future projects.

Construction of any projects may require that the Registrant raise substantial project financing.  The Registrant has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Registrant’s control, including the state of financial and equity markets, interest rates, currency exchange rates, commodity prices for amongst others, commodity prices including, depending on the nature of any project acquired, the prices of precious metals, nickel, cobalt, copper and sulphur, energy prices and other factors.  Failure by the Registrant to secure financing for any project could materially adversely affect the Registrant’s future financial performance.

v.

Operational Risks

The business of mining and processing is generally subject to certain types of risks and hazards, including fires, power outages, labour disruptions, the inability to obtain suitable or adequate land,

machinery, equipment, or labour, environmental hazards, industrial accidents, unusual or unexpected rock formations, cave-ins, flooding, finished product losses, theft, periodic interruptions due to inclement or hazardous weather conditions and political risk.  Such risks could result in damage to, destruction of or expropriation of mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.  Projects may also be affected by risks of fluctuations in exchange rates and inflation.  No assurance can be given that insurance to cover these risks will be available at economically feasible premiums or at all.  Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Registrant or to other companies within the industry.  To the extent that the Registrant is subject to environmental liabilities, the payment of such liabilities would reduce or exhaust the funds available to the Registrant.  Should the Registrant be unable to fund fully the cost of remedying an environmental problem should it arise, the Registrant might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

vi.

Fluctuations in Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of any metals produced.  Factors beyond the control of the Registrant may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any metal will be such that the Registrant can mine properties that may be acquired at a profit.

vii.

Uncertainty of Title

Third parties may dispute the Registrant’s rights to its mining and other interests.  While the Registrant investigates title to property interests that it may acquire, title to properties is generally   subject to permit renewal applications and title may be lost.  The Registrant recently was advised that it had lost title to the Burundi Nickel Project when the Government of Burundi awarded an exploration license to a third party while the Registrant was engaged in arbitration proceedings to secure title. (See Foreign Countries and Regulatory Requirements and Extension of the Mining Convention immediately below)

Potential project sites may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects.  Such claims or defects could materially adversely affect future projects and the Registrant’s financial performance.

viii.

Foreign Countries and Regulatory Requirements and Extension of the Mining Convention

The current or future operations of the Registrant, including development activities and commencement of production on any property acquired require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits for exploration and permit renewals.  Applications for the renewal of prospecting permits will be made as and when required.  The Registrant commenced arbitral proceedings in the International Court of Arbitration of the International Chamber of Commerce (the “ICC”) in Paris against the Government of Burundi to enforce the Registrant’s right to proceed with the Burundi Nickel Project pursuant to the Mining Convention (as defined herein) between Andover Resources N.L., (“Andover”) a subsidiary of the Registrant and the Government of Burundi dated February 11, 1999.  Recently the Registrant was advised that title had been awarded to a third party and consequently the Registrant no longer has title to the Burundi Nickel Project.  The Registrant’s management does not expect that any property that may be acquired will have progressed to completion of a feasibility study during the current fiscal year and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

The Registrant will be required to comply with all material laws and regulations which apply to its future activities.  There can be no assurance, however, that all permits which the Registrant may require for prospecting or the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Registrant might undertake.

ix.

Political Risk and Political Risk Insurance

The Registrant is generally exposed to political risk as the projects that it is pursuing are in areas which may be subject to unstable political situations. To date, the Registrant has not applied for political risk insurance on any exploration property that it has acquired.  Should the Registrant apply for such insurance there can be no assurance that insurance will be available at economically feasible premiums or available at all.

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

x.

Environmental Factors

While the Registrant reviews environmental legislation of each country in which it acquires a project, these assessments are preliminary in nature.  Any project that the Registrant’s acquires will likely be at an early stage and will require substantial work regarding environmental matters and will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent.  Therefore, existing and possible future environmental legislation, regulations and actions in countries where projects are secured could cause additional expense, capital expenditures, restrictions and delays in the Registrant’s activities undertaken in connection with such projects.  The ability of the Registrant to conduct work on projects acquired will depend, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested.  Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant’s future operations and financial performance.

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

xiv.

Currency Fluctuation

The Registrant currently maintains its banking accounts in Australian and Canadian dollars.  The Registrant’s office in Australia (using Australian Dollars) makes it subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results from operations.  The Registrant does not currently engage in hedging activities.

xv.

Competition

The Registrant competes with other development companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Registrant and such competition may materially adversely affect the Registrant’s financial performance.

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

The Registrant is currently without a source of revenue and will be required to issue additional shares to finance its operations.

xvii.

Volatility of Common Share Price and Volume; Lack of Liquidity

The Registrant’s Common Shares are listed for trading on the Australian Stock Exchange (“ASX”).  The Registrant’s listing on the CDNX, in Canada, was voluntarily terminated on October 4, 2001 due to lack of trading volume. Shareholders of the Registrant may still be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all.  Furthermore, there can be no assurance that the Registrant will continue to be able to meet the listing requirements of the ASX or achieve listing on any other public trading exchange.  The market price of the Common Shares may be affected significantly by factors such as changes in the Registrant’s operating results, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies such as the Registrant and general market conditions.  In recent years, and in particular during the current worldwide economic crisis, the securities markets in Australia have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalisation exploration companies similar to the Registrant, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies.  There can be no assurance that future fluctuations in the price of the Registrant’s shares will not occur.

xviii.

Adverse Tax Consequences to U.S. Shareholders Resulting From the Registrant’s PFIC Status

The Registrant believes that it may qualify as a passive foreign investment company (“PFIC”) for the current taxable year, may have qualified as a PFIC for past taxable years, and may qualify as a PFIC in the future with respect to U.S. Holders of the Registrant’s Common Shares because the Registrant’s only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

xix.

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

xx

Uncertain global economic conditions will affect the Registrant and its common share price.

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections.  The impacts of a global recession or depression, commodity price fluctuations, the availability of capital and the acceptance of nuclear energy may have consequences on the Registrant and its share price.  Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy.  As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Registrant participates.

xxi

Potential Shell Company Status; Restrictions on Resale of Shares

As the Registrant currently has nominal operations and its assets consist of cash and/or cash equivalents, the Registrant may be deemed a "shell company," as defined in Rule 12b-2 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Accordingly, if the Registrant is considered a "shell company", until (i) the Registrant is no longer a "shell company" and (ii) the Registrant continues its reporting obligations pursuant to the Exchange Act and twelve months elapses thereafter, shareholders holding restricted, non-registered shares will not be able to use the exemptions provided under Rule 144 ("Rule 144") under the United States Securities Act of 1933, as amended, for the resale of their common shares of the Registrant.  Such restriction may be more difficult for the Registrant to sell equity securities or equity-related securities in the future to investors in the United States and potential investors in the United States may require the Registrant to register their shares for resale in a future prospectus.

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

The Burundi Nickel Project was acquired in 1999 pursuant to a Mining Convention between the Registrant’s wholly owned subsidiary, Andover, and the Government of Burundi, has been subject to force majeure due to political instability in Burundi.  In May 2005 the Registrant lifted force majeure and initiated discussions with the Ministry of Mines to secure a continuation of the Mining Convention.  After extensive, but futile, attempts by Andover to negotiate with the Government of Burundi to continue its work under the Mining Convention, and to obtain the necessary research permit from the Minister of Mines, Andover instructed its legal counsel to commence arbitral proceedings against the Government of Burundi at the International Chamber of Commerce in Paris.  Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded the rights to a third party and consequently the Registrant does not have any projects at this time. See Item 4B Business Overview – Burundi Nickel Project – Musongati.

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

Principal Capital Expenditures and Divestitures

The Registrant’s Principal Accounting Policies for Project Assessment and Mineral Properties and Deferred Costs are as follows:

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Registrant decides to acquire the property, costs associated with its acquisition and exploration or development will be accounted for as described under Mineral Properties below.  Project assessment expenditures include property option payments for mineral properties where applicable, which are charged to income when incurred.

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

Recorded costs of mineral properties, if any, are not intended to reflect present or future values of resource properties.  The recorded costs are subject to measurement uncertainty and, based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the recognized amount.

Although the Registrant takes steps to verify title to mineral properties in which it acquires an interest, these procedures do not guarantee the Registrant’s title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

b)

Mineral property exploration expenditures

When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized and amortized over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the exploration costs will be written off to operations.

Recorded costs of mineral property exploration expenditures, if any, are not intended to reflect present or future values of resource properties.  Recorded costs are subject to measurement uncertainty and, based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the recognized amount.

c)

Impairment of mineral property acquisition costs and exploration expenditures

Carrying values of mineral properties and, the property, plant and equipment associated with those mineral properties, if any, are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

The Registrant has not incurred any capital expenditures on any mineral resource projects over the last three years.  All of its projects except the Burundi Nickel Project were held under option agreements and any expenditure on the property was expensed when incurred.  No significant expenditure was incurred on the Burundi Nickel over the last three years; however, project assessment expenditures are reflected below:

Project	Location	2008	2007	2006
Burundi Nickel Project [1,2]	Burundi, Central Africa	Nil	Nil	Nil

1.

The Registrant acquired the Burundi Nickel Project during the year ended December 31, 1999 following the completion of a plan of arrangement whereby Argosy Mining Corp. (“AMC”) became a wholly-owned subsidiary of the Registrant.

2.

Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded title to a third party. Consequently, the Registrant no longer has any right to the Burundi Nickel Project.

Where exploration on a mineral project proves unsatisfactory, the Registrant disposes of the project and writes off expenses and deferred costs associated with that project.  No expenditures were written off over the last three years due to unsatisfactory exploration results.  In addition, the Registrant reviews the carrying costs, if any, of each of its investments quarterly and writes down mineral properties and deferred costs associated with projects whose carried costs may not be recoverable.  No mineral properties and deferred costs were written down over the last three years due to continued low metals prices, political instability, loss of the project or the inability to introduce a joint venture partner or to sell the underlying project.

Capital Expenditures and Divestiture of Assets are Reflected Below:

Capital Expenditures:

Project	Location	2008	2007	2006
n/a	n/a	n/a	n/a	n/a

Divestiture of Assets:

		Proceeds
Project	Location	2008	2007	2006
n/a	n/a	n/a	n/a	n/a

There has been no divestiture of assets over the last three years.

Details of Project Assessment Expenditures during the years ended December 31, 2008, 2007and 2006 are as follows:

	2008	2007	2006
Lac Panache, Fish Creek and Copper Cliff Projects
Consulting	$ 1,444	$ 51,761	$ 4,755
Travel and Accommodation	-	-	-
Geophysics & Assays	-	-	54,343
Option and Claim Fees	-	193,026	100,000
Contractor, Equipment and Labor	-	-	-
	1,444	244,787	159,098
Other Projects (Zambia and South Africa)
Consulting and Assessment	15,536	450,709	140,151
Option Fees	-	-	-
Travel, Accommodation and other	39,609	293,618	8,932
Expenses Recovered	-	-	(79,535)
	55,146	744,327*	69,548
Total	$ 56,589	$ 989,114	$ 228,646

*

Includes expenditures on projects that are currently the subject of negotiation for possible acquisition, travel related to   attempts to advance the Burundi Nickel project and expenditures on a number of projects that were reviewed but which   did not meet the Corporation’s criteria for ongoing exploration.

At this time the Registrant is seeking new opportunities and project assessment or capital expenditures will vary depending   on the nature of new projects acquired or the results of assessments of current projects.

These expenditures will be financed from the Registrant’s working capital.

There has been no indication of any public takeover offers by third parties in respect of the Registrant’s Common Shares nor has the Registrant attempted the public takeover of other companies’ shares during the last or in the current financial year.

The Registrant was not involved in any bankruptcy, receivership or similar proceedings, nor was it a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets, since December 31, 2003 through the date of this Annual Report.

B.

Business Overview

The Registrant is a British Columbia company involved in the exploration and possible future development of mineral resources.  Its Common Shares are listed for trading on the ASX under the trading symbol “AGY”.

At December 31, 2008, the Registrant had one project, namely:

-

The Burundi Nickel Project in Burundi, Central Africa, which was subject to arbitral proceedings at the ICC.  Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded an exploration license over the project to a third party.  Consequently, the Registrant does not currently have any projects.  The Registrant is actively engaged in the search for new projects.

In April 2005 and in April 2006, the Registrant acquired the Lac Panache and Fish Creek properties and in May 2007, the Registrant acquired the rights to the Copper Cliff Property, all in Sudbury, Ontario.  All

the projects in Sudbury, Ontario were terminated in the fiscal year ended December 31, 2007.  See Item 4B Business Overview, Lac Panache, Fish Creek and Copper Cliff Projects, Sudbury, Canada below.

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

In May 2007, the Registrant entered into an agreement to acquire a 100% interest in the Copper Cliff property, comprising 16 mineral claims covering 29.44 km2 in Eden Township in Sudbury, Ontario.  The Copper Cliff property is believed to cover a portion of the southern extension of the Copper Cliff Offset dike.

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

The Huronian metasediments have been described as being dominantly coarse clastic sedimentary rocks derived mainly from the Superior Province craton to the north and deposited, for the most part, in fluvial-

deltaic and marine environments. Intrusive rock units identified in the project area include Nipissing Gabbro (2.15 billion year) and gabbro dikes (1.2-1.5 billion year). Rocks in the region were subjected to deformation and regional metamorphism during a series of events that started prior to emplacement of the Nipissing Diabase and culminated around 1.7-1.8 billion years ago.

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

2.

Burundi Nickel Project – Musongati

The Burundi Nickel Project was a proposed venture to mine and process lateritic nickel-cobalt ore to produce nickel and cobalt metal in Burundi.  The Registrant expected that the nickel laterite deposits at Musongati, identified by previous exploration work conducted between 1972 and 1990 by other parties, were sufficiently large to support a mining operation with a life exceeding 20 years.  Testwork by Universal Oil Products in 1978-79 indicated the ore was amenable to leaching using the pressure acid leach (“PAL”) process, followed by counter current decantation and iron precipitation, prior to the precipitation of an intermediate product which may then be further refined to produce LME grade nickel and LMB grade cobalt.  The Registrant planned to assess the potential to recover nickel through a conventional heap leach operation.

The Burundi Nickel Project was based on three nickel cobalt laterite deposits.  Considerable exploration and engineering work was completed on the deposits in the period 1972 to 1990.  The major deposit known as Musongati was drilled and evaluated the most.  The other two deposits, Waga and Nyabikere are far less advanced but had potential to supply the project with quantities of high-grade saprolite ore.  The Musongati deposit also has anomalous platinum-group-metal concentrations, along with indications of sulphide mineralisation underlying the laterites.

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

Mining Convention

In 1998, Andover, now a wholly-owned subsidiary of the Registrant, negotiated a Mining Convention (the “Mining Convention”) with the Government of Burundi to explore and develop the Musongati deposits.  The Mining Convention was ratified by the Burundian National Assembly on March 10, 1999, giving the Registrant the exclusive right to develop the Musongati deposit.  The Mining Convention is a comprehensive agreement that awards mineral rights to the Registrant and sets out a work program and a detailed framework for future development and operation of a mine.  During the initial 3-year exploration period, geological and engineering studies were to be completed, leading to a full project feasibility study.  The Registrant planned a staged exploration program including scoping and pre-feasibility studies that would lead to a full feasibility study.  The program included drilling, ore reserve estimations, metallurgical testing, infrastructure studies and an environmental impact study.  Upon completion of the feasibility study and a decision to proceed, the agreement provides for the awarding of a mining title known as a Mining Concession.  The term of the Mining Concession is 25 years, renewable twice for successive periods of 10 years.  If the project proceeded, a new Burundian company in which the Burundian government would have had 15% interest, would have been incorporated to develop and operate the project and within 30 days of receiving project finance for full mine development, the government would have been reimbursed their previous expenditure of US$8.3 million.  A 5-year tax holiday was to apply to the project, followed by a 35% income tax rate.  Mine equipment, materials and fuels would have been tax and duty exempt.  Force majeure and international arbitration provisions normal to the industry applied.

The Mining Convention required that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may have been determined by extensions granted by the Minister of Mines.  On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure could be in place for up to two years during which time Andover’s obligations were interrupted and the completion of the feasibility study delayed by the period of force majeure.  Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

On March 28, 2002 Andover announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Registrant re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Registrant lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, the Registrant re-imposed force majeure in August, 2004.  In 2005, following elections, a new government was elected, resulting in improved stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May 2005 and commenced discussions with the Ministry of Mines regarding a continuation to the term of the Mining Convention and the re-commencement of activities at Musongati.

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

Andover’s efforts to resume work under the Mining Convention followed periods of violence in Burundi which delayed the feasibility study work on the Musongati deposits.  These interruptions constituted periods of force majeure which, under the Mining Convention, and in Andover’s opinion, entitled it to extensions and the further opportunity to proceed with exploration and feasibility study work.  This was confirmed in December 2005 by an Inter-Ministerial Commission which was established by the Burundian Government to study the continued validity of the Mining Convention.

The Government’s Inter-Ministerial Commission was comprised of members from the offices of the Second Vice President of the Republic, the Ministry of Foreign Affairs and Co-Operation, the Ministry of Justice, the Ministry of Energy and Mines and the Ministry of Finance.  The conclusions reached by the Commission supported Andover’s position, as was confirmed by the following excerpts from the Commission’s report:

“The current state of affairs is that the Mining Convention is in full force and both parties must accept and fulfill their obligations.  There is no point in the Administration of the Ministry of Energy and Mines to keep boycotting the Mining Convention and turning its back on Andover.  Instead it is time to restore calm and revive the relationship with Andover and re-launch the work programme with renewed vigor.  There is no other choice.”

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

Despite the findings of the Inter-Ministerial Commission, the Minister of Mines initially failed to take any steps under the Mining Convention to enable Andover to resume work.  It came to Andover’s attention that, without notice, that the Ministry of Mines then proceeded with a second, internal study that issued recommendations that were in opposition to those reached by the Inter-Ministerial Commission.

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

Andover’s position was that there is no proper basis for the termination of the Mining Convention and that the Minister’s recent conduct constitutes a further breach of the Mining Convention.  Andover pursued its claims in arbitration through 2008, seeking declaratory relief confirming its rights under the Mining Convention and pursued claims for damages.

Having been advised, subsequent to December 31, 2008, that the Government of Burundi had awarded the rights to the Musongati deposits to a third party, together with the fact that current low nickel prices make the potential development of nickel laterite projects in challenging environments unlikely at this time, together with the current global economic crisis which makes funding exploration activities more difficult as well as the Registrant’s view that it would be unlikely that it could collect a damages award if it were successful with its claims, it has decided not to proceed with the arbitration process at this time.

Technology

Previous metallurgical studies identified pressure acid leach (“PAL”) as a suitable process technology for Musongati.  These studies provide initial benchmark results, which will require further testwork to optimise the specific PAL process plant design.  With recent developments, the potential exists to extract nickel utilizing a conventional heap leach process.

Project Information

The proposed mine and plant was to be situated at the Musongati deposit located approximately 120 km east-southeast of Bujumbura, the capital of Burundi.  Burundi is a small country located in Central Africa and borders the western edge of Tanzania.

i.

Land

An exploration licence covering 171.1 km2 was granted March 18, 1999 for three years covering the Musongati deposit; the Waga and Nyabikere deposits were reserved for Andover pending the completion of a feasibility study at Musongati.  The Musongati licence area is sparsely populated due in part to the poor lateritic soil.  On April 19, 2000, Andover declared force majeure and curtailed operations in Burundi due to the deteriorating security situation.  In March 2002, the declaration of force majeure was lifted due to improved security conditions in Burundi; however, due to the deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002.  The project was subject to force majeure between August 2002 (except for a brief period during 2004) and May 2005 when Andover lifted force majeure following elections for a new government and improved security.  Andover initiated discussions with the Ministry of Mines regarding the continuation of the Mining Convention, to take into account time lost due to the project being subject to force majeure, however no agreement had been reached and in June 2007, the Registrant initiated arbitral proceedings at the ICC due to the Government of Burundi’s purported termination of the Mining Convention.  Subsequent to December 31, 2008 the Registrant was advised that the Government of Burundi had awarded the rights to a third party.

ii.

Transportation

The Burundi Nickel Project is accessed by roads which are mostly in good condition.  A network of trails and roads crosses the main areas of the licence.  During construction and operation, the Burundi Nickel Project would require the importation of significant quantities of goods not locally available.  As Burundi is a landlocked country, approximately 1,100 km from the Indian Ocean, transportation infrastructure is a key issue to the economics of the project.  Initial investigations determined both the preferred route, as well as which consumables would need to be imported and the preferred transportation corridor was from the port of Dar es-Salaam in Tanzania on the east coast of Africa, by the existing railway to Kigoma, just south of Burundi.  From there, a regional road network could have been utilised to truck material north to Musongati.  Most of the parts necessary to construct the plant would have to have been imported and transported along this route.  The major consumables required for the project in the event that production commenced were fuel, sulphur (for acid) and dolomite (as a neutralising agent).  Fuel and sulphur would have been sourced on the world markets and shipped via the above route, while dolomite could have been sourced locally within Burundi and trucked to Musongati.

iii.

Services

The Burundi Nickel Project potentially had access to electricity via hydroelectric facilities in the country and elsewhere in the region.  The existing national electricity grid does not have enough capacity to provide power to a PAL operation, however if a heap leach process was feasible, the potential existed to produce surplus power, which could have been sold in Burundi.  In the event that electricity was required, the Registrant intended to generate electricity via fuel-powered generator sets or alternatively to utilise new sources of electricity.  There is potential to generate electricity by steam co-generators powered by the sulphuric acid plant.  There are also a number of independent proposals in the planning stage to create or expand hydroelectric facilities in the country and in the region, which could have been advantageous to the project.

iv.

Tailings

The process residue (or tailings), that remains after the production of nickel and cobalt would have been safely stored in tailings impoundment areas in the general vicinity of the processing plant.

v.

Environment

The Mining Convention specified a requirement for an environmental impact study as part of the feasibility study.  World Health Organization standards were to be the reference standards and the Mining Convention allowed for a minimum monitoring/maintenance period of two years following the completion of mining.

vi.

Permitting/Approvals

The Mining Convention required that the government issue “mining title” to the Registrant within three months of application following the completion of a feasibility study and the decision to proceed to development of the mine.

Plan of Operations

The Registrant’s plan of operations for the Burundi Nickel Project was to develop a PAL plant to produce nickel, cobalt and possibly copper and by-product platinum group metals (“PGMs”) from the nickel laterite deposits at Musongati.  The Registrant provided to the government a staged work program and scheduled a costing study to update the previous studies which would have led to a full project feasibility study in 2001.  The plan was based on previous studies and involved a feasibility study which would focus on the transportation, logistics and infrastructure issues, as well as metallurgy and environmental aspects.  On April 19, 2000, Andover declared force majeure due to delays to the feasibility study caused by security issues in the region.  As a result of this declaration, activities on the project were suspended.  Pursuant to the Mining Convention, Andover’s obligations under the Mining Convention were suspended for a period of up to 2 years while the declaration of force majeure was in effect.  The declaration of force majeure was lifted on March 28, 2002 and the rights and obligations pursuant to the Mining Convention were extended by that period of force majeure.  Due to the subsequent deterioration in security in Burundi, force majeure was re-imposed on August 1, 2002 and remained in place, except for a brief period in 2004, until May 2005.  The Registrant initiated discussions with the Ministry of Mines regarding the continuance of the Mining Convention, however no agreement could be reached and in June 2007, the Registrant initiated arbitral proceedings at the ICC due to the Government of Burundi’s purported termination of the Mining Convention.

As a result of not yet being able to resolve the disagreement with the government regarding the continuance of the Mining Convention, the Registrant was unable to conduct any significant activity at its Burundi Nickel Project during 2008.

The Registrant’s activities in Burundi were able to be conducted throughout the year.  The Registrant’s activities on any of its projects are subject to government regulations and restrictions and require the Registrant to apply for, in certain cases, exploration permits, mining licences and various other governmental approvals and comply with environmental regulations.

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

D.

Property, Plants and Equipment

At December 31, 2008 the Registrant did not have any significant plant and equipment, mines or producing properties.  The Registrant is an exploration stage company, and it has not determined whether its properties contain ore reserves that are economically recoverable.  Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded an exploration license over the Musongati project to a third party.  Consequently, the Registrant does not currently have any projects.  The Registrant is actively engaged in the search for new projects.

The Registrant owns and has options to acquire certain mineral properties as part of its business, as described in detail in “Item 4.B. – Business Overview”.  These included the following at December 31, 2008:

Name	Licence	Type	Size
[1] Burundi Nickel Project	Decree 100/32	Musongati Exploration Licence	171.1 km2

1.

The Burundi Nickel Project was held pursuant to a Mining Convention with the Government of Burundi.  The Registrant commenced arbitral proceedings under the Rules of the International Court of Arbitration of the ICC   in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention between the   parties dated February 11, 1999, however following the award of the rights to the Musongati property to a third   party by the Government of Burundi, the Registrant is not pursuing the enforcement in the ICC at this time.

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

(b)

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

Overview

The Registrant’s activities are primarily directed to exploring future mining mineral properties.  The Registrant does not currently have a producing mine or processing facility.  Activities over the last three years include a pre-feasibility study for the construction of a nickel/cobalt processing facility and general exploration to locate and evaluate mineral properties that have been acquired by the Registrant.  Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations.  Once proven and probable revenues are determined for a property, exploration costs, if any, relating to the Registrant’s properties and engineering studies are capitalized as mineral deferred costs.  Should the Registrant abandon a property or project, the related deferred costs will be charged to operations.  Administrative costs not associated with property exploration were charged to operations.  Costs associated with the evaluation of new opportunities are charged to operations as project assessment expenditure, when incurred.  Excess cash is invested by the Registrant in short-term investments.

The Registrant’s consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Registrant, conforms quantitatively in all material respects for the periods presented with US GAAP.  See Note 12 to the financial statements of the Registrant.

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

At this stage the Registrant has no properties which contain ore reserves that are economically recoverable.  As a result, the Registrant is considered an exploration stage company.

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

2008 Fiscal Year

Burundi Nickel Project

During the year ended December 31, 2008, the Registrant continued with arbitration proceedings against the Government of Burundi to enforce its rights pursuant to the Mining Convention.  Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded an exploration license over the Musongati project to a third party.  Consequently, the Registrant does not currently have any projects.  The Registrant is actively engaged in the search for new projects.

See“Item 4B – Burundi Nickel Project – Musongati.”

Other Opportunities

The Registrant has investigated various other opportunities in Africa and elsewhere during the fiscal year ended December 31, 2008 and incurred approximately $55,146 in consulting fees and travel costs investigating such opportunities.

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

Burundi Nickel Project

During the year ended December 31, 2007 the Registrant had been in communication with the Department of Mines in Burundi regarding the continuance of the Mining Convention.  In June of 2007 the Registrant announced that it had commenced arbitration proceedings against the Government of Burundi to enforce its rights pursuant to the Mining Convention.  See“Item 4B – Burundi Nickel Project – Musongati.”

Other Opportunities

The Registrant investigated various other opportunities in Africa and elsewhere during the fiscal year ended December 31, 2007 and incurred approximately $744,000 in consulting fees and travel costs investigating such opportunities, as well as the costs associated with travelling to Burundi in April 2007 to meet with the government.

2006 Fiscal Year

Lac Panache and Fish Creek

During the year ended December 31, 2006, the Registrant secured an option to acquire the Fish Creek project in Sudbury, Ontario.  Expenditures on the Lac Panache and Fish Creek Projects during the year on option fees and exploration activities totalled $159,098. Exploration consisted primarily of an airborne geophysical survey.

Burundi Nickel Project

No significant activities were undertaken on the Burundi Nickel Project during the year ended December 31, 2006 as the Registrant had been in communication with the Department of Mines in Burundi regarding the continuation of the Mining Convention.  The Registrant engaged a consultant during 2006 to assist in the negotiations with the Ministry of Mines.

Other Opportunities

The Registrant investigated various other opportunities in Africa and elsewhere during the fiscal year.

Variation in Operating Results

The Registrant is presently looking for new opportunities and continues to pursue projects in Africa.  Until the Registrant secures new projects there is little variation expected in operating results from year to year and little is to be expected until such time as the Registrant secures new projects.

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

Outlook

Existing Projects

Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded an exploration license over the Musongati project to a third party.  Consequently, the Registrant does not have any existing projects.

New Projects

The Registrant continues to seek additional projects through which shareholder value may be enhanced and has focused on precious and base metals.  The Registrant is investigating suitable projects on a global basis and has been active in examining precious metal base metal projects in Africa and the Pacific region.  There can be no assurance however that the Registrant will be able to locate any additional suitable projects on terms acceptable to the Registrant if at all.

Administration

Administrative expenses during fiscal 2009 are expected to be lower than those of 2008 as the Registrant reduces expenditures as a result of the ongoing global economic crisis which has resulted in increased difficulty for small exploration companies to secure funding required to conduct operations.  However, expenses may increase significantly should the Registrant acquire new projects which require the use of technical consultants and necessitate increased travel and additional administrative support.  Expenses for future periods cannot be predicted.

Summary and Analysis of Financial Operations

Comparison of Fiscal 2008 to 2007

The Registrant incurred a loss of $2,959,220 for the year ended December 31, 2008 compared to a loss of $2,819,889 for the year ended December 31, 2007.  This increased loss of $139,331 is mostly attributable to the increased arbitration costs of $167,082 as the Registrant pursued its claims against the Burundi Government, increased stock based compensation expense of $892,427 arising on the grant of 6,500,000 stock options to directors, which was approved by shareholders at the last Annual General

Meeting; increased management and consulting fees of $89,885 due to increased fee rates paid to management, offset by decreased project assessment fees of $932,525 as a result of the Registrant terminating its option over the projects in Sudbury Canada at the end of 2007.

At December 31, 2008 the Registrant’s cash balances were held mainly in Australian dollars and the balance in Canadian dollars.  Exchange losses in 2008 were as a result of a decline in the exchange rate of the Australian dollar compared to the Canadian dollar.  The Registrant conducts its activities in various countries which require it to incur expenditures in currencies other than Canadian dollars and consequently it will continue to be exposed to exchange gains or losses in the future.

Interest income of $152,959 for the year ended December 31, 2008, was similar to interest earned in 2007.

During the year ended December 31, 2008, cash required for operating activities amounted to $1,226,051 compared to $1,693,745 for the year ended December 31, 2007.  The decrease in cash required for operating activities of approximately $468,000 resulted mainly from decreased project assessment expenditures offset by the cost associated with the arbitration proceedings.

During 2008 administrative expenses were $3,049,032 compared to $1,846,591 for the year ended December 31, 2007, an increase of approximately $1,202,000.  The increase was mainly due to an increased stock based compensation expense recognized on the granting of stock options to directors during 2008 of $892,000 and the increased cost associated with the arbitral proceedings of $167,082.

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

The Registrant’s cash balance at December 31, 2008 totalled $2,091,150 compared to $3,341,050 at December 31, 2007.  Aside from such cash, the Registrant has no material unused sources of liquid assets.

The Registrant does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

At December 31, 2008, the Registrant had met all its expenditure requirements under the various property agreements it held or had interests in. See “Item 4.D. - Property, Plant and Equipment.”

In addition, the Registrant anticipates spending approximately $850,000 during 2009 for administrative and other operating expenditures at its principal administrative office in Perth, Australia and its office in Langley, Canada and on project assessment expenditures.

The Registrant is currently looking for new projects and may decide to acquire new properties, at which time the Registrant may require additional equity financing.  Any such decision will be based on the results of exploration programs and the response of equity markets to the Registrant’s properties and business plans.  The Registrant expects to fulfil these cash commitments through its current cash on hand.

The Registrant believes it has sufficient cash resources to fund its operations for at least the next 12 months.  The Registrant does not have any source of funds other than from the issuance of capital stock and the exercise of options.  While the Registrant has been successful in the past in raising the necessary funds for the exploration of mineral properties the current credit and economic crisis has resulted in increased difficulty in raising funds and consequently there is no assurance that funding will be available on terms acceptable to the Registrant or at all.  If such funds cannot be secured, the Registrant will likely be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish properties or interests that it may acquire in the future or be restricted from acquiring new properties due to a lack of available funds.

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

F.

Contractual Obligations

The Registrant has no contractual obligations required to be disclosed under this item.

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

John Maloney, a Director of the Registrant from April 2003 to present.  Secretary of Wesley College Endowment Fund Association Inc. from 1982 to 2003, and a Director of Cybertop Pty Ltd from 1998 to 2003; Bursar of Wesley College from 1968 to 1993.

Philip Thick, a Director of the Registrant from August 2007 to present.  Director of Coogee Chemicals Pty Ltd. from 2007 to present, Director of Esperance Port Authority from 2007 to present, Director of Perth Home Care Services from 2007 to present and Director of GulfX Limited 2008 to present.  Previously a director for Shell Australia Limited.  Mr. Thick is a qualified engineer.

There are no arrangements or understandings pursuant to which any director or executive officer was selected as a director or executive officer.  There are no family relationships between any two or more directors or executive officers.

B.

Compensation

The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant’s most recent fiscal year, directly and indirectly, including directors’ fees, to all officers and directors in their capacity as such totalled $627,176.

The Registrant paid a total of $62,686 in directors’ fees during the year ended December 31, 2008.  Each director receiving directors’ fees is paid a maximum of A$30,000 per year, except for the Chairman, who receives A$40,000.

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

The following table sets out a summary of compensation paid to the executive officers (the “Executive Officers”) of the Registrant during the year ended December 31, 2008.

	Annual Remuneration			Long Term Remuneration
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation (3) ($)	Securities Under Options/SARs Granted(#)	Restricted Shares or Restricted Share units(1)($)	Long Term Incentive Plan Payouts($)	All Other Compensation ($)	Total
Peter H. Lloyd Chief Executive Officer, Chairman and a Director	Nil	Nil	$445,152	2,500,000 (2)	Nil	Nil	Nil	$445,152

(1)

The term “restricted shares” as it is used in this table means shares granted or awarded as compensation, other than incentive stock options, which may be subject to vesting conditions based on performance, lapse of time or continued service with the Registrant or its subsidiary. There are no restricted shares issued by the Registrant within this meaning.

(2)

The options granted to the executive officers at A$0.35 per share were approved by shareholders on May 23, 2008

(3)

Other annual compensation consists of management fees

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

The following table sets forth the stock options outstanding at February 28 , 2009 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Peter H. Lloyd, CEO, President, CEO and a Director	2,500,000	A$0.10	May 25, 2011
	2,500,000	A$0.50	May 26, 2012
	2,500,000	A$0.35	May 23, 2013
Cecil R. Bond, Director	1,250,000	A$0.10	May 25, 2011
	250,000	A$0.50	May 26, 2012
	2,000,000	A$0.35	May 23, 2013
John S. Maloney Chairman and a Director	1,000,000	A$0.10	May 25, 2011
	1,000,000	A$0.35	May 23, 2013
Philip Thick, Director	1,000,000	Á$0.35	May 23, 2013

In total, directors, officers and employees hold options that are exercisable into 14,350,000 common shares.  The options expire at various times up to May 23, 2013.

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

Pursuant to an agreement dated February 2006 as amended between the Registrant and Peninsular Services Pty Ltd (“Peninsular”), Peninsular has provided the services of Mr. Lloyd in consideration of an annual fee of A$480,000.  Subsequent to December 31, 2008, the annual fee has been reduced to A$288,000.  The agreement provides for a two year payout upon termination by the Registrant unless the agreement is terminated for cause.  In addition Peninsular provides administrative and technical support personnel as required by the Registrant from time to time.  The consideration paid to Peninsular for these services during the fiscal year was approximately $59,000.  Mr. Lloyd was appointed Chief Executive Officer of the Registrant in April 2005.

Since July, 2005, Emmerson Holdings Pty Ltd., a company controlled by Mr. Lloyd has provided office facilities to the Registrant in Australia at a cost of A$2,803 per month.  The consideration paid to Emmerson Holdings during the fiscal year for office rent totalled A$33,642.

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

Year	Canada	Australia	Total
2006	1	3	4
2007	1	2	3
2008	1	1	2

None of the Registrant’s employees are members of a labour union.

E.

Share Ownership

The following table sets forth, as of February 28, 2009, the number of the Registrant’s Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares.  The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Name and positions held in the Registrant	Number of shares owned or controlled at Feb. 28, 2009 (6)	Percentage of shares outstanding
PETER H. LLOYD (1) President, CEO, Chairman & Director	13,787,539 (2)	12.8%
CECIL R. BOND Director	4,232,000 (3)	4.1%
JOHN MALONEY (1) Non Executive Chairman	2,000,000 (4)	2.0%
PHILIP THICK (1) Director	1,250,000 (5)	1.2%

(1)

Member of Audit Committee.

(2)

Includes options to purchase 2,500,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011, options to

purchase 2,500,000 common shares at an exercise price of A$0.50 that expire on May 26, 2012 and options to purchase 2,500,000   common shares at an exercise price of A$0.35 that expire on May 23, 2013.

(3)

Includes options to purchase 1,250,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011, options to

purchase 250,000 common shares at an exercise price of A$0.50 that expire on May 26, 2012 and options to purchase 2,000,000   common shares at an exercise price of A$0.35 that expire on May 23, 2013.

(4)

Includes options to purchase 1,000,000 common shares at an exercise price of A$0.10 that expire on May 25, 2011 and options to   purchase 1,000,000 common shares at A$0.35 that expire on May 23, 2013.

(5)

Includes options to purchase 1,000,000 common shares at an exercise price of A$0.35 that expire May 23, 2013.

(6)

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

The following table sets forth the stock options outstanding at February 28 , 2009 to directors and officers of the Registrant and any of its subsidiaries.  No director or officer holds any warrants or other convertible securities.

Name and Title	Number of Common Shares Issuable upon Exercise	Exercise Price	Expiry Date
Peter H. Lloyd, CEO, President, CEO and a Director	2,500,000	A$0.10	May 25, 2011
	2,500,000	A$0.50	May 26, 2012
	2,500,000	A$0.35	May 23, 2013
Cecil R. Bond, Director	1,250,000	A$0.10	May 25, 2011
	250,000	A$0.50	May 26, 2012
	2,000,000	A$0.35	May 23, 2013
John S. Maloney Chairman and a Director	1,000,000	A$0.10	May 25, 2011
	1,000,000	A$0.35	May 23, 2013
Philip Thick, Director	1,000,000	Á$0.35	May 23, 2013

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

At February 27, 2009, there were 178 record holders of the Registrant’s Common Shares resident in the United States, holding 3,814,905 Common Shares.  This number represents approximately 3.8% of the total issued and outstanding Common Shares of the Registrant at that date.

At February 27, 2009, there were a total of 2,156 record holders of the Registrant’s Common Shares.

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

B.

Related Party Transactions

See “Item 6.C. – Board Practices” for further information.

Other than as disclosed here and in “Item 6.C. – Board Practices”, there have been no material transactions since January 1, 2006 to date, and there are no presently proposed transactions, to which the Registrant or any of its subsidiaries was or is to be a party, in which any director, officer or significant shareholder of the Registrant or its subsidiaries, or any relative or spouse of any of the foregoing persons or any relative of such spouse who has the same home as such person, had or is to have a direct or indirect material interest.

Management believes the transactions referenced above, if any, were on terms at least as favourable to the Registrant as the Registrant could have obtained from unaffiliated parties.

C.

Interests of Experts and Counsel

Not applicable.

Item 8 –Financial Information

A.

Consolidated Statements and Other Financial information

See “Item 17 – Financial Statements”.

Legal Proceedings

Musongati Arbitration – In June 2007, the Registrant commenced arbitral proceedings at the ICC following the purported termination of the Mining Convention by the government of Burundi. Subsequent to December 31, 2008, the Registrant was advised that the Government of Burundi had awarded an exploration license over the Musongati project to a third party and consequently the Registrant is no longer pursuing the arbitration at this time.

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

B.

Significant Changes

There have been no significant changes in the financial condition of the Registrant since the most recent consolidated financial statements dated December 31, 2008.

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

The following table sets out the high and low market prices and the volume of the Common Shares traded on the ASX for the last 5 years and eight quarters ended December 31, 2008 and for the last six months to February 27, 2009.

Year Ended	ASX high	ASX Low	ASX Volume

2004	A$0.280	A$0.060	16,064,905
2005	A$0.090	A$0.030	9,501,720
2006	A$0.100	A$0.042	8,920,390
2007	A$1.340	A$0.064	146,117,651
2008	A$0.670	A$0.031	6,931,605
Quarter Ended
March 31, 2007	A$0.530	A$0.064	33,960,959
June 30, 2007	A$1.340	A$0.300	79,106,609
September 30, 2007	A$0.685	A$0.230	22,178,045
December 31, 2007	A$0.860	A$0.335	10,872,038
March 31, 2008	A$0.670	A$0.280	3,374,142
June 30, 2008	A$0.400	A$0.180	2,726,024
September 31, 2008	A$0.320	A$0.115	1,364,349
December 31, 2008	A$0.115	A$0.031	1,235,850
Month Ended
September 30, 2008	A$0.210	A$0.115	473,116
October 31, 2008	A$0.115	A$0.060	1,037560
November 30, 2008	A$0.080	A$0.060	95,560
December 31, 2008	A$0.066	A$0.031	102,730
January 31, 2009	A$0.070	A$0.050	302,423
February 28, 2009	A$0.050	A$0.025	600542

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

Management Agreement with Peninsular Services Pty Ltd

Pursuant to an agreement dated February 2006 between the Registrant and Peninsular, Peninsular provides the services of Mr. Lloyd in consideration of an annual fee of A$480,000.  This amount was reduced to A$288,000 in January 2009.  The agreement provides for a two year payout upon termination by the Registrant unless terminated for cause.  In addition, Peninsular provides administrative and technical support personnel as required by the Registrant from time to time.  The consideration paid to Peninsular for those services during the fiscal year was approximately $89,444.

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

The ICA, which became effective on June 30, 1985 and which was significantly amended on March 12, 2009, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada.  An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country and the value of the assets of the Canadian business is greater than

$5,000,000 for direct investments and $50,000,000 for indirect investments, or if the investor is a citizen or resident of a World Trade Organization member country and is making a direct investment value of which is over $312,000,000.  Recent amendments to the ICA will, when proclaimed in force, increase the threshold for review for investors who are citizens or resident in a World Trade Organization member country to $600,000,000 in "enterprise value".  For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

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

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including but not limited to (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns Common Shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares, (vii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code, (viii) persons who own their Common Shares other than as a capital asset within the meaning of Section 1221 of the Code, or (ix) persons that own, actually or constructively, 10% or more of the voting power of the Registrant’s outstanding Common Shares.

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

Management Believes Registrant is a Passive Foreign Investment Company.

General Discussion.  Management of the Registrant believes it may qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the current taxable year and may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of special rules applied to U.S. Holders of shares issued by the Registrant.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on display

The Registrant’s documents can be viewed at its Australian office, located at 57 Labouchere Road, South Perth, Western Australia.  The Registrant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it files reports, registration statements and other information with the U.S. Securities and Exchange Commission (the “SEC”).  The Registrant’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies obtained in person or by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street NE, Room 1580, Washington, DC  20549 or by calling the SEC at 1-800-SEC-0330.

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

As the Registrant intends to engage in exploring mineral properties which, if successful, will produce commodities, it may be exposed indirectly to commodity risk.  Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased.  Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study.  The Registrant has in the past and may in the future finance its activities by the sale of equity and/or debt instruments.  This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting.  The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting is defined in Rules 13a-15(f) and 15d–15(f) promulgated under the Exchange Act.

As of December 31, 2008, management assessed the effectiveness of the Registrant’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  Based on the assessment, management has determined that there are material weaknesses to its internal control consequently internal control was not effective as a result thereof.  Due to the Registrant’s limited resources, it is not feasible to engage additional personnel to address the lack of segregation of duties.  Management has, however, determined that there are compensating controls which mitigate the potential for error in the Registrant’s financial statements due to the involvement of its directors and review by the audit committee.  Management intends to improve internal control over financial reporting in future as the Registrant’s resources permit by engaging additional personnel.  This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to a transition period established by rules of the United States Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

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

Item 16C – Principal Accountant Fees and Services

Meyers Norris Penny LLP (“MNP”) formerly Horwath Orenstein LLP, who were appointed as auditors of the Registrant on February 1, 2005 and reappointed on May 23, 2008 audited the Registrant’s books and records for the years ended December 31, 2008, 2007 and 2006.

Audit Fees

Fees billed by MNP for professional services totalled $45,850 for the year ended December 31, 2008 and $45,850 for the year ended December 31, 2007.  Such fees were for the audit of the Registrant’s annual financial statements and review of its half year financial statements and for services in connection with statutory and regulatory filings for that fiscal year and the audit for the years ended December 31, 2008 and 2007.

Audit-Related Fees

Fees for audit-related services totalled $ nil for the years ended December 31, 2008, 2007 and 2006.

Tax Fees

No fees related to tax services were billed by MNP for the years ended December 31, 2008, 2007 and 2006.

All Other Fees

No other fees were billed by MNP for the years ended December 31, 2008, 2007 and 2006.

During the fiscal years ended December 31, 2008, 2007 and 2006, MNP did not bill for any products or services other than as described above.

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

There were no fees in 2008, 2007 or 2006 that were not pre-approved by the Audit Committee.  All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

Item 16D – Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Neither the Registrant not any affiliated purchaser engaged in any repurchases of the registrant’s equity securities during the year ended December 31, 2008.

PART  III

Item 17 – Financial Statements

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP for measurement differences between Canadian and United States GAAP (see Note 12 therein).

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

The Corporation's registered independent accountants, Meyers Norris Penny LLP, who have been appointed by the directors, conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management to review the financial statements and related reporting matters prior to submission to the Board, and meets with the registered independent accountants to review the scope and result of the annual audit.

Chief Executive Officer
Argosy Minerals Inc.
March 27, 2009

REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders of Argosy Minerals Inc.

We have audited the consolidated balance sheet of Argosy Minerals Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with auditing standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and  2007 and the results of its operations and changes in its cash flow for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario March 27, 2009	Chartered Accountants Licensed Public Accountants

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED BALANCE SHEETS
As at December 31, 2008 and 2007
(expressed in Canadian dollars)

		2008	2007
ASSETS
Current Assets
Cash and cash equivalents		$ 2,091,150	$ 3,341,050
Accounts receivable		18,054	6,916
		2,109,204	3,347,966

Office equipment and furniture	Note 3	9,578	13,723
		$ 2,118,782	$ 3,361,689

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$ 140,343	$ 172,622

SHAREHOLDERS' EQUITY
Capital Stock	Note 6
Issued		46,991,751	46,991,751
Contributed Surplus		3,013,073	1,264,482
Deficit		(48,026,385)	(45,067,166)
		1,978,439	3,189,067
		$ 2,118,782	$ 3,361,689

APPROVED ON BEHALF OF THE BOARD

__________________________

____________________________

John Maloney, Chairman

Peter Lloyd, President & Director

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2008, 2007 and 2006
(expressed in Canadian dollars)

		2008	2007	2006

Income
Interest		$ 152,959	$ 141,220	$ 107,563
Foreign exchange gain / (loss)		(6,558)	(125,404)	376
		146,401	15,816	107,939

Expenses
Accounting and audit		$ 63,695	$ 46,805	$ 53,683
Arbitration	Note 4(a)	369,750	202,668	-
Bank charges		1,563	1,996	1,837
Amortization		4,145	6,429	12,515
Directors' fees		62,686	48,566	45,833
Insurance		1,779	2,032	4,673
Legal		8,041	70,351	95,745
Management and consulting fees		564,490	279,865	405,986
Office		11,160	15,911	15,189
Project assessment expenditures	Note 5	56,589	989,114	228,646
Rent		31,087	34,765	52,036
Salaries and benefits		101,084	129,436	191,581
Stock based compensation		1,748,591	856,164	439,251
Shareholder communications		16,133	13,111	25,722
Telecommunications		6,677	7,825	14,960
Transfer agent and stock exchange		58,150	107,617	43,623
Travel		-	23,050	111,841
		3,105,620	2,835,705	1,743,121
Net Loss for the Year		(2,959,219)	(2,819,889)	(1,635,182)
Deficit - Beginning of Year		(45,067,166)	(42,247,277)	(40,612,095)
Deficit - End of Year		$ (48,026,385)	$ (45,067,166)	$ (42,247,277)

Basic & Fully Diluted Loss per Common Share		$ (0.03)	$ (0.03)	$ (0.02)

Weighted Average Number of Common Shares
Outstanding, Basic and Fully Diluted		99,919,105	98,023,272	95,969,105

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.
(an exploration stage corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(expressed in Canadian dollars)

	2008	2007	2006

Cash Provided from (Used for)
Operating Activities
Net loss for the year	$ (2,959,219)	$ (2,819,889)	$ (1,635,182)
Items not affecting cash:
Amortization	4,145	6,429	12,515
Foreign exchange (gain) / loss	23,849	97,235	(794)
Project assessment expenditures - common shares issued	-	94,889	-
Stock based compensation	1,748,591	856,164	439,251
	(1,182,634)	(1,765,172)	(1,184,210)

Changes in Non-cash Working Capital

(Increase) Decrease in accounts receivable	(11,138)	10,346	9,127
Increase/(Decrease) in accounts payable
and accrued liabilities	(32,279)	61,082	(96,332)
Cash Flows from Operating Activities	(1,226,051)	(1,693,744)	(1,271,415)

Investing Activities
(Purchase)/disposal of office equipment and furniture	-	(14,846)	837
Cash Flows from Investing Activities	-	(14,846)	837

Financing Activities
Issue of common shares	-	2,790,545	-
Cash Flow from Financing Activity	-	2,790,545	-

Foreign Exchange Gain / (loss) on cash
held in Foreign Currency	(23,849)	(97,235)	794

Increase (Decrease) in Cash and Cash
Equivalents	(1,249,900)	984,720	(1,269,784)
Cash and Cash Equivalents -
Beginning of Year	3,341,050	2,356,331	3,626,115
Cash and Cash Equivalents -
End of Year	$ 2,091,150	$ 3,341,051	$ 2,356,331

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc.

(an exploration stage corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008

1.  Nature of Operations

On May 26, 2005, the Corporation amalgamated with its wholly owned subsidiaries and continued its jurisdiction of incorporation from the Yukon Territory under the Yukon Corporations Act to British Columbia, under the Business Corporations Act.

The Corporation and its subsidiaries are engaged in the exploration of mineral properties and it is considered to be an exploration stage company.  The Corporation is in the process of investigating possible property acquisitions.  In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation, however in 2005 following elections and the formation of a new government in Burundi, the Corporation lifted force majeure and entered into discussions with the Ministry for Mines regarding the continuation of the Mining Convention and recommencing activities in Burundi. See Note 4(a). )  Subsequent to Dec ember 31, 2008, the Corporation established that the Government of Burundi had awarded a licence over Musonagti to a third party.  The Corporation is currently assessing the legal alternatives available to it however, in the interim has determined not to continue with the arbitral proceedings at the International Chamber of Commerce at this time.  The Corporation does however retain the right to proceed in the future.  The continuing operations of the Corporation is dependent upon, obtaining necessary financing to meet its commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitability, production or proceeds from disposition of the mineral properties.

As yet, where applicable, it has not been determined if the Corporation’s mineral properties contain ore reserves that are economically recoverable.  The recoverability of any amount recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as mineral properties and deferred costs, if any, represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2.  Changes in Accounting Policies and New Accounting Developments

(i)  Capital Disclosures, Section 1535

Effective January 1, 2008, the Corporation adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  Disclosures required by this standard are included in Note 8.

(ii)  Going Concern - Amendments to Section 1400

Effective January 1, 2008 the Corporation adopted amendments to CICA 1400, General Standards of Financial Statements Presentation to include requirements to assess and disclose an entity's ability to continue as a going concern.  The adoption of this section had no effect on the Corporation’s financial statements.

(iii)  Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Corporation adopted Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.  These Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  Disclosures required by this standard are included in Note 9.  The adoption of this section had no effect on the Corporation’s financial statements.

(iv)  Goodwill and intangible assets, Section 3064

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

(v)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Argosy Energy Zambia Limited	Zambia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The material measurement differences between Canadian and United States GAAP are explained in Note 11, along with their effect on the Corporation’s consolidated statements of operations and deficit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management’s judgement is applied are valuation of future income tax benefits, stock based compensation and contingent liabilities.  Actual results may differ from those estimates.

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

Office Equipment and Furniture

Equipment and furniture is recorded at cost less accumulated amortization.  The Corporation records amortization of equipment at the following rates and methods based on the assets’ estimated useful lives:

Computer equipment

35%

declining balance method

Computer software

50%

declining balance method

The Corporation regularly reviews its equipment and furniture to recognize impairments.

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

Stock Based Compensation

Stock options issued by the Corporation are accounted for in accordance with the fair value based method of accounting.  This section requires that an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  Stock based compensation expense is calculated using the Black-Scholes Model which requires the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of any stock options granted.  Upon the exercise of the option, the consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Comprehensive loss

Section 1530 establishes standards for reporting and presenting comprehensive loss which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but which are excluded from net income calculated in accordance with generally accepted accounting principles.  The Corporation does not have comprehensive loss.

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

Financial Instruments

Under Section 3855, all financial instruments are classified into one of five categories:  Held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.

The following is a summary of the accounting model the Corporation has elected to apply to each of its significant categories of financial instruments outstanding at December 31, 2008.

Cash and cash equivalents

Held-for-trading

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liabilities

The Corporation initially measures all its financial instruments at fair value.  Subsequent measurement and treatment of any gain or loss is recorded as follows:

(a)

Held for trading financial assets are measured at fair value at the balance sheet date with any gain or loss recognized immediately in net income.  Interest and dividends earned from held-for-trading assets are also included in income for the period.

(b)

Loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses are recognized in net income.

(c)

Other financial liabilities are measured at amortized cost using the effective interest method.

(d)

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception and are recognized over the term of the assets   or liabilities using the effective interest method.  Any gains or losses are recognized in net income.

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

4.  Mineral Properties

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

On June 21, 2007 Andover, instructed its French legal counsel, Shearman & Sterling LLP to commence arbitral proceedings under the Rules of the International Court of Arbitration of the ICC in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention between the parties dated February 11, 1999.

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

1.

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

2.

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

In the face of the clear recommendations of the Inter-Ministerial Commission, the Minister of Mines first delayed taking any appropriate steps under the Mining Convention to enable Andover to resume work.  It has now been revealed that, without notice to Andover, the Government recently proceeded with a second, internal study that has issued recommendations diametrically opposed to those reached by the Inter-Ministerial Commission.

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

Subsequent to December 31, 2008, the Corporation was advised that the Government of Burundi had awarded the rights to the Musongati deposits to a third party.  While the Corporation believes that the award of the mineral rights for Musongati to a third party is a contravention of the terms of the Mining Convention and a breach of the of the procedures applicable to arbitral proceedings at the ICC, it has determined not to pursue the arbitration proceedings at this time due to the poor prospects of being able to realize any meaningful potential damages award.  Further, with the significant decline in commodity prices, notably nickel, and the recent closing down of a major nickel laterite project in Australia, the outlook for nickel laterite projects is poor.

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

In November, 2007, the Corporation decided not to exercise its options over the Lac Panache Project in Sudbury and terminated the Agreement.

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

In November, 2007, the Corporation decided not to exercise its options over the Fish Creek Project in Sudbury and terminated the Agreement.

d)

Copper Cliff - Sudbury

On May 24, 2007, the Corporation entered into an agreement whereby it had an option to acquire a 100% interest, subject to a 3% NSR, in 16 mineral claims, covering 29.44 sq. kms in Eden Township, Sudbury, Ontario in Canada.  The Copper Cliff property is believed to cover a portion of the southern extension of the Copper Cliff Offset dike.

The terms of the agreement were that the Corporation would incur staged expenditures totalling $494,600 over three years with a minimum expenditure of $78,200 in the first year.  In addition, the Corporation would make staged cash payments totalling $313,200 and issue 1 million fully paid shares over the three years.  On execution of the agreement, the Corporation made a cash payment of $33,200 and issued 250,000 fully paid shares to the vendor.

In November, 2007, the Corporation decided not to exercise its options over the Copper Cliff Project in Sudbury and terminated the Agreement.

5.  Project Assessment Expenditures

Details of Project Assessment Expenditures during the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Lac Panache, Fish Creek and Copper Cliff Projects
Consulting	$ 1,444	$ 51,761	$ 4,755
Travel and Accommodation	-	-	-
Geophysics & Assays	-	-	54,343
Option and Claim Fees	-	193,026	100,000
Contractor, Equipment and Labor	-	-	-
	1,444	244,787	159,098
Other Projects (Zambia and South Africa)
Consulting and Assessment	15,536	450,709	140,151
Travel, Accommodation and other	39,609	293,618	8,932
Expenses Recovered	-	-	(79,535)
	55,146	744,327*	69,548
Total	$ 56,589	$ 989,114	$ 228,646

*

Includes expenditures on projects that are currently the subject of negotiation for possible acquisition, travel related to attempts   to advance the Burundi Nickel project and expenditures on a number of projects that were reviewed but which did not meet the Corporation’s criteria for ongoing exploration.

6.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

Issued and Outstanding

	Number of			Number of
	Shares	Amount		Shares	Amount
Total Issued – December 31, 2007	99,919,105	46,991,751	Total Issued – December 31, 2006	95,969,105	$ 44,075,384
Issued during the 2008 year:	-	-	Issued during the 2007 year:
Private Placement	-	-	Private Placement	3,200,000	2,747,248
For Mineral Property	-	-	For Mineral Property	250,000	94,839
Exercise of Stock Options	-	-	Exercise of Stock Options	500,000	43,297
Contributed Surplus Allocated	-	-	Contributed Surplus Allocated	-	30,953
Total Issued – December 31, 2008	99,919,105	46,991,751	Total Issued – December 31, 2007	99,919,105	$ 46,991,721

Contributed Surplus

	2008	2007
Balance, beginning of year	$ 1,264,482	$ 439,251
Grant of stock options – Stock based compensation	1,748,591	856,164
Contributed Surplus allocated	-	(30,933)
Balance, end of year	$ 3,013,073	$ 1,264,482

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.  All stock options vested on the date of approval.

Compensation expense of $1,748,591 recognised in 2008 (2007: $856,164; 2006: $439,251) on stock options granted was calculated using the Black Scholes model based on the following assumptions with a corresponding charge to contributed surplus:

Risk free interest rate

2.8%

Expected life of stock options

5 years

Expected volatility

1.50 - 1.55

Expected dividend

Nil

Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

The status of stock options granted to employees and directors as at December 31, 2008 and 2007 and the changes during the periods ended on those dates is presented below:

		December 31, 2008		December 31, 2007
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
		Exercise Price		Exercise Price

Options outstanding and exercisable
- Beginning of Year	7,850,000	$0.21	7,100,000	$0.20

Granted	6,500,000	$0.30	2,750,000	$0.43
Cancelled/expired	-		(1,500,000)	$0.09
Exercised	-		(500,000)	$0.09
Options outstanding and exercisable
- End of Year	14,350,000	$0.25	7,850,000	$0.21

Details of Options Outstanding	Exercise Price	Remaining Life

5,100,000	$ 0.09	2.4 years
2,750,000	$ 0.43	3.4 years
6,500,000	$ 0.30	4.4 years

b)

Escrow Shares

At December 31, 2008 there were no common shares of the Corporation subject to escrow.

7.  Related Party Transactions

During the year ended December 31, 2008: $627,176 (2007: $381,879, 2006: $457,305) was paid to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.  Generally management fees are paid pursuant to agreements entered into between the Corporation and the related party.

In addition $133,968 (2007: $98,265, 2006: $193,134) was paid to two related companies; $89,444 to an Australian company and $44,524 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are reimbursed at cost, which approximate fair value.  At December 31, 2008, management and consulting fees and directors’ fees payable amounted to $52,393 (2007: $73,045, 2006: $48,024) and are included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.  Management of Capital

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the acquisition and potential development of mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Corporation includes the components of shareholders’ equity as well as cash and cash equivalents.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Corporation does not pay out dividends.

The Corporation’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Corporation expects that its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

9.  Financial Instruments

a)

Fair Value

The fair value of cash and cash equivalents; accounts receivable and accounts payable approximate their carrying amounts.  The Corporation is not exposed to significant interest rate risk due to the short term maturity of its monetary current assets and current liabilities.  The Corporation maintains substantial cash balances in Australian dollars and as such is subject to substantial currency risk due to fluctuating exchange rates between the Australian and Canadian dollars.  The Corporation does not engage in any hedging activities to mitigate such currency risk.

The fair value of financial instruments at December 31, 2008 and December 31, 2007 is summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 2,091,150	$ 2,091,150	$ 3,341,050	$ 3,341,050
Accounts receivable	18,054	18,054	6,916	6,916
Financial Liabilities
Accounts payable and accrued liabilities	$ 140,343	$ 140,343	$ 172,622	$ 172,622

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)

Financial Risk Management

The Corporation’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and accounts receivable.  The Corporation deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and Australia.

Currency risk

The Corporation operates in a number of countries, including Canada and Australia and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Corporation’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Australian dollars) and are therefore subject to fluctuation against the Canadian dollar.

The Corporation had the following balances in foreign currency as at December 31, 2008:

	Australian Dollar	Euro
Cash and cash equivalents	1,986,291	-
Accounts receivable	9,369	-
Accounts payable and accrued liabilities	(100,400)	(6,800)
Net balance	1,895,260	(6,800)
Equivalent in Canadian dollars	$1,620,447	$ (11,635)

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Corporation manages liquidity by maintaining adequate cash and cash equivalent balances.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

10.  Income Taxes

A potential future income tax asset of approximately $2,764,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 9,411,000
b) Other deductible tax amounts	1,219,000
$ 10,630,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2009	1,506,000
2010	1,505,000
2011	2,088,000
2015	1,067,000
2026	999,000
2027	1,449,000
2028	797,000
Total	$ 9,411,000

The Corporation does not consider it more likely than not that a future tax asset will be recovered.  The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,764,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 31% (2007-34.1%) has been reduced to an effective rate of nil% due to losses for which no tax benefit has been recognized.

11.  Segmented Information

The Corporation operates in one business segment, being the acquisition and exploration of mineral properties.  The Corporation maintains corporate offices in Canada and Australia with each jurisdiction reflected as a segment.

2008
	Canada	Australia	Total

Current Assets	$ 402,928	$ 1,706,276	$ 2,109,204
Office equipment and furniture	-	9,578	9,578
	$ 402,928	$ 1,715,854	$ 2,118,782

2007
	Canada	Australia	Total

Current Assets	$ 1,055,800	$ 2,292,166	$ 3,347,966
Office equipment and furniture	-	13,723	13,723
	$ 1,055,800	$ 2,305,889	$ 3,361,689

The Corporation’s sole operating segment is the exploration for mineral resources.

12.  Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP”)

The Corporation’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  There are no material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements.

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

Recent Pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Corporation on December 1, 2007.  The Corporation finds that FIN 48 has no material impact on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods of those fiscal years. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2 – Effective Date of FASB Statement No. 157) which delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. In October 2008, the FASB released a Staff Position (FSP FAS 157-3 – Determining the fair value of a financial asset when the market for that asset is not active) which clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The adoption of FAS 157 for financial assets and liabilities had no impact on the Corporation’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115 (“FAS 159”).  FAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities o be carried at fair value. The objective of FAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under FAS 159 a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and firm commitments. The Corporation has not elected to use the fair value option as of December 31, 2008.

In December 2007, FASB issued Statement 141 (revised), Business Combinations.  Statement 141R establishes principles and requirements of the acquisition method for business combinations and related disclosures.  This statement is effective for fiscal years beginning on or after December 15, 2008.  We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

In December 2007, FASB issued Statement 160, Non-controlling Interests In Consolidated Financial Statements, an amendment of ARB No. 51.  This statement clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements.  This statement is effective for fiscal years beginning on or after December 15, 2008.  The Corporation does not expect the adoption of this statement to have a material impact on our results of operations or financial position.

In March 2008, FASB issued Statement 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement 133.  The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in their hedged position.  The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements.  This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008.  The Corporation does not expect the adoption of this statement to materially impact our results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets (FSB 142-3).  FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS Statement No 142.  “Goodwill and Other Intangible Assets” (SFAS 142).  The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). “Business Combinations”, and other U.S. generally accepted accounting principles.  FSP 142-3 will be effective beginning in fiscal year 2010.  The Corporation is currently evaluating the impact that FSP 142-3 will have on its financial statements and disclosures.

Item 18 – Financial Statements

The Registrant has elected to provide financial statements pursuant to “Item 17 – Financial Statements”.

Item 19 – Exhibits

Exhibit No.	Name of Exhibit
1.1(1)	Certificate and Articles of Incorporation (No. 20340926) — Alberta Business Corporations Act (December 17, 1985) — Goldcap Inc.
1.2(1)	Certificate and Articles of Amendment (July 2, 1987) — Goldcap Inc.
1.3(1)	Certificate of Discontinuation — Alberta Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.4(1)	Certificate and Articles of Continuance (No. 222001-6) — Canada Business Corporations Act (September 24, 1987) — Goldcap Inc.
1.5(1)	Certificate of Extra-Provincial Registration — Province of British Columbia (March 12, 1990) — Goldcap Inc.
1.6(1)	Certificate and Articles of Amendment — Canada Business Corporations Act (March 17, 1994) — Goldcap Inc.
1.7(1)	Certificate and Articles of Amendment including Name Change (October 26, 1994) — Durandel Minerals Corporation
1.8(1)	Certificate and Articles of Amendment (November 28, 1995) — Durandel Minerals Corporation
1.9(1)	Certificate and Articles of Amendment including Name Change (April 22, 1996) — Calliope Metals Corporation
1.10(1)	Certificate and Articles of Continuance (No. 25946) — Yukon Business Corporations Act (June 17, 1997) — Calliope Metals Corporation
1.11(2)	Certificate and Articles of Amendment including Name Change (May 10, 1999) — Argosy Minerals Inc
1.12(3)	Amendment to General By-Laws (May 25, 2000) - Argosy Minerals Inc. Section 7:13 “Show of Hands”
1.13(1)	General By-Laws (January 6, 1987) — Goldcap Inc.
1.14(1)	General By-Laws (September 12, 1995) — Durandel Minerals Corporation
1.15(1)	General By-Laws (April 30, 1997) — Calliope Metals Corporation
1.16	Notice of Discontinuance from Yukon – Calliope Metals (Holdings) Ltd.
1.17	Notice of Discontinuance from Yukon – Argosy Mining Corp.
1.18	Notice of Discontinuance from Yukon – Argosy Minerals Inc.
1.19	Certificate of Continuance to BC – Calliope Metals (Holdings) Ltd.
1.20	Certificate of Continuance to BC – Argosy Mining Corp.
1.21	Certificate of Continuance to BC – Argosy Minerals Inc.
1.22	Certificate of Amalgamation of Calliope Metals (Holdings) Ltd. and Argosy Mining Corp under Argosy Minerals Inc.
1.23	General By-Laws (May 26, 2005) - Argosy Minerals Inc.
4.12(5)	Amended Management Agreement with Peninsular Services Pty Ltd. dated February 2006
8.1	List of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F Amendment No. 2 filed January 8, 1998.

(2)

Incorporated by reference to Form 20-F filed June 29, 2001.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned.

ARGOSY MINERALS INC.

Dated:

March 30, 2009

By:

Peter H. Lloyd – Chief Executive Officer

(principal executive officer)

Exhibit 8.1

List of Subsidiaries

Andover Resources NL

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

Date:  _ March 30, 2009_____________________

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

Date:  _ _March 30, 2009  ________________

________________________________

Cecil R. Bond, Director

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter H. Lloyd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

__March 30, 2009______________

_________________________________

Peter H. Lloyd, Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Argosy Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cecil R. Bond, Director and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

_March 30, 2009_________

_________________________________________

Cecil R. Bond, Principal Financial Officer

85